Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT (A free translation from the original in Spanish) Santiago, February 22, 2023 To the Shareholders and Directors of Itaú Corpbanca We have audited the accompanying consolidated financial statements of Itaú Corpbanca and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2022, and 2021 and the related consolidated statements of income, of other comprehensive income, of changes in equity and of cash flows for the years then ended, and the related notes to the consolidated financial statements. Management's Responsibility for the consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Financial Market Commission. This responsibility includes the designing, implementary and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Santiago, February 22, 2023 Itaú Corpbanca 2 Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Corpbanca and subsidiaries as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting standards and instructions issued by the Financial Market Commission. Emphasis on a subject As indicated in note 2, these consolidated financial statements have been prepared in accordance with the accounting standards and instructions of the new Compendium of Accounting Standards for Banks, published by the Financial Market Commission for years beginning on or after January 1. of 2022. The impacts of the adoption of this new standard are described in note 4 “Accounting Changes”. Management has included the statement of financial position as of January 1, 2021 for comparative purposes only. Claudio Gerdtzen S. RUT: 12.264.594-0

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 1 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Financial Statements Content Consolidated Statements of Financial Position Consolidated Statements of Income (Loss) Consolidated Statements of Other Comprehensive Income (Loss) Consolidated Statements of Changes in Equity Consolidated Consolidated Statements of Cash Flows Notes to the Consolidated Financial Statements Page 2 3 4 5 7 8 $ = Amounts expressed in Chilean pesos MCh$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 2 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Financial Position (In millions of Chilean pesos – MCh$) As of December 31, As of December 31, As of January 01, Notas 2022 2021 (1) 2021 (1) MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 7 3,043,243 3,473,392 3,089,072 Cash items in process of collection 7 494,994 438,496 173,192 Financial assets for trading at fair value through profit or loss 8 4,035,944 3,229,406 4,256,700 Financial derivative contracts 8 3,617,792 2,897,803 3,676,331 Financial debt instruments 8 370,554 291,761 545,352 Other 8 47,598 39,842 35,017 Financial assets not held for trading valued mandatorily at fair value through profit or loss 9 53,206 — — Financial assets at fair value through profit or loss 10 — — — Financial assets at fair value through other comprehensive income 11 3,575,931 2,872,683 3,960,105 Financial debt instruments 11 3,571,438 2,872,683 3,960,105 Other 11 4,493 — — Derivative financial instruments held for hedge accounting 12 138,548 83,123 306,472 Financial assets at amortized cost 13 27,293,682 25,701,853 21,909,607 Rights on resale agreements and loans of securities 13 162,774 606,178 105,580 Financial debt instruments 13 1,181,484 1,062,787 111,643 Interbank loans at amortized cost 13 45,636 80,554 7,115 Loans and accounts receivable from customers - Commercial 13 16,005,715 15,102,619 14,133,985 Loans and accounts receivable from customers - Housing 13 6,993,091 6,193,478 5,225,837 Loans and accounts receivable from customers - Consumer 13 2,904,982 2,656,237 2,325,447 Investments in companies 14 22,374 19,567 18,782 Intangibles 15 693,790 699,344 718,683 Fixed assets 16 40,057 51,057 56,020 Right of use asset under lease agreements 17 109,678 131,657 170,603 Current taxes 18 88,353 58,184 64,699 Deferred taxes 18 269,107 275,190 311,970 Other assets 19 629,683 808,739 588,142 Non-current assets and groups held for sale 20 15,709 14,024 14,624 TOTAL ASSETS 40,504,299 37,856,715 35,638,671 LIABILITIES Cash in process of being cleared 7 456,957 424,358 154,232 Financial liabilities for trading at fair value through profit or loss 21 3,426,141 2,757,342 3,511,141 Financial derivative contracts 21 3,426,141 2,757,342 3,511,141 Other 21 — — — Financial liabilities at fair value through profit or loss 10 — — — Financial derivative contracts and accounting hedges 12 218,733 168,245 162,450 Financial liabilities at amortized cost 22 30,244,789 28,710,197 27,205,247 Deposits and other demand liabilities 22 5,555,185 7,576,095 6,197,406 Time deposits and other time liabilities 22 12,703,653 10,097,443 11,433,064 Obligations under repurchase agreements 22 354,088 466,006 638,851 Interbank borrowings 22 4,728,323 4,918,423 3,798,978 Debt instruments issued 22 6,547,807 5,609,795 5,123,825 Other financial liabilities 22 355,733 42,435 13,123 Lease contracts liabilities 17 94,575 115,544 151,885 Financial instruments of regulatory capital issued 23 1,263,169 1,153,045 1,081,031 Provisions for contingencies 24 138,547 149,275 122,013 Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments 25 130,123 83,342 — Special provisions for credit risk 26 227,071 177,639 179,857 Current taxes 18 77 1,332 1,766 Deferred taxes 18 — — 237 Other liabilities 27 981,358 681,753 673,335 Liabilities directly associated with non-current assets held for sale 20 — — — TOTAL LIABILITIES 37,181,540 34,422,072 33,243,194 EQUITY Capital 28 2,687,951 2,688,131 1,862,826 Reserves 28 236,039 473,520 431,432 Other accumulated comprehensive income 28 (101,966) 1,869 27,955 Items not reclassified in income or loss 28 1,100 (1,195) (3,666) Items that can be reclassified in income or loss 28 (103,066) 3,064 31,621 Retained earnings from prior years 28 194,464 — — Net income (loss) for the year 28 433,744 279,765 — Less: Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments 28 (130,123) (83.342) — Of owners of the Bank: 3,320,109 3,359,943 2,322,213 Of non-controlling interest 28 2,650 74,700 73,264 TOTAL EQUITY 3,322,759 3,434,643 2,395,477 TOTAL LIABILITIES AND EQUITY 40,504,299 37,856,715 35,638,671 (1) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 3 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Income (Loss) (In millions of Chilean pesos – MCh$) For the years ended as of December 31, Notas 2022 2021 (1) MCh$ MCh$ Interest income 30 2,022,355 1,157,635 Interest expense 30 (1,105,943) (345,750) Net interest income 30 916,412 811,885 Income from readjustments 31 1,105,668 482,408 Expenses from readjustments 31 (900,723) (365,535) Net income from readjustments 31 204,945 116,873 Commission income 32 263,140 237,945 Commission expense 32 (90,141) (73,267) Net fee and commission income 32 172,999 164,678 Financial income (loss) from: 33 Financial assets and liabilities for trading 33 218,194 60,338 Financial assets not held for trading valued mandatorily at fair value through profit or loss 33 (918) — Financial assets and liabilities at fair value through profit or loss 33 — — Profit or loss on disposal of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 (20,184) (10,064) Changes, readjustments and accounting hedge of foreign currencies 33 (51,516) 179,722 Reclassifications of financial assets due to change of business model 33 — — Otner financial income (loss) 33 1,271 3,844 Financial income (loss), net 146,847 233,840 Income (loss) from investments in companies 34 4,224 1,852 Income (loss) from non-current assets and disposal groups held for sale not qualifying as discontinued operations 35 (21,223) (1,839) Other operating income 36 25,076 19,164 TOTAL OPERATING INCOME 1,449,280 1,346,453 Personnel salaries and expenses 37 (341,498) (306,720) Administrative expenses 38 (298,112) (257,970) Depreciation and amortization 39 (96,187) (101,583) Impairment 40 (10) (91) Other operating expenses 36 (19,245) (36,222) TOTAL OPERATING EXPENSES (755,052) (702,586) OPERATING INCOME (LOSS) BEFORE CREDIT LOSSES 694,228 643,867 Expense on credit losses from: Provisions for credit risk due from banks and loans and accounts receivable from customers 41 (322,060) (316,544) Special provisions for credit risk 41 (54,387) 3,114 Recovery of written off loans 41 84,716 63,515 Impairment for credit risk on other financial assets at amortized cost and financial assets at fair value through other comprehensive income 41 (218) (24) Expense for credit losses (291,949) (249,939) OPERATING INCOME (LOSS ) 402,279 393,928 Result of continued operations before income taxes 402,279 393,928 Income tax 18 31,506 (113,144) Result of continued operations after income taxes 433,785 280,784 Result of discontinued operations before income taxes Taxes on discontinued operations 18 — — Result of discontinued operations after income taxes 42 — — CONSOLIDATED INCOME FOR THE YEAR 28 433,785 280,784 Attributable to: Equity holders of the Bank 28 433,744 279,765 Non-controlling interest 28 41 1,019 Earnings per share of the equity holders of the Bank: Basic earnings 28 0.446 0.467 Diluted earnings 28 0.446 0.467 (1) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 4 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Other Comprehensive Income (Loss) (In millions of Chilean pesos – MCh$) For the years ended Notes As of December 31, 2022 2021 (1) MCh$ MCh$ CONSOLIDATED INCOME FOR THE YEAR 433,785 280,784 Other comprehensive income (loss) for the YEAR: Items not reclassified in income or loss Actuarial results for net defined benefit plans and actuarial results from other employee benefit plans 28 2,309 3,409 Changes in fair value of equity instruments designated at fair value through other comprehensive income 28 1,068 (468) Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability 28 — — Other 28 — Other comprehensive income that will not be reclassified to income before income taxes 3,377 2,941 Income tax over comprehensive income that will not be classified to income or loss 28 (1,073) (28) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES 2,304 2,913 Items that can be reclassified in income or loss Changes in fair value of financial assets at fair value through other comprehensive income 28 24,862 (57,497) Exchange differences 28 (81,677) 44,057 Hedge of net investment in foreign operations 28 (42,102) (25,341) Cash flows hedge 28 (25,774) 46,270 Ownership in other comprehensive income of entities recorded using the equity method 28 — — Non-current assets and groups held for sale 28 — — Other comprehensive income that can be reclassified to income before income taxes (124,691) 7,489 Income tax over comprehensive income that can be reclassified to income or loss 18 18,554 8,296 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES (106,137) 15,785 OTHER TOTAL COMPREHENSIVE INCOME FOR THE YEAR 28 (103,833) 18,698 CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR 28 329,952 299,482 Attributable to: Equity holders of the Bank 28 329,909 297,840 Non-controlling interest 28 43 1,642 (1) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 5 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Changes in Equity (In millions of Chilean pesos – MCh$) Equity attributable to the owners Capital Retained earnings Number of shares Paid-in capital (1) Reserves Other accumulated comprehensive income Non-distributed profits from prior years Revenues (loss) for the year Provision for minimum dividends Equity attributable to the owners Non-controlling interest Total equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances at December 31, 2020 512,407 1,862,826 1,195,849 25,873 156,342 (925,479) — 2,315,411 72,915 2,388,326 Effect of changes of accounting policies — — 2,647 2,082 — — — 4,729 143 4,872 Restated opening balances as of January 01, 2021 512,407 1,862,826 1,198,496 27,955 156,342 (925,479) — 2,320,140 73,058 2,393,198 Transfer of income (loss) from prior year — — (769,137) — (156,342) 925,479 — — — — Opening balances as of January 01, 2021 512,407 1,862,826 429,359 27,955 — — — 2,320,140 73,058 2,393,198 Capital increase 461,111 825,305 — — — — — 825,305 — 825,305 Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge — — 44,161 (44,161) — — — — — — Provision for minimum dividends — — — — — — (83,342) (83,342) — (83,342) Subtotal Transactions with the owners in the year 461,111 825,305 44,161 (44,161) — — (83,342) 741,963 — 741,963 Income (loss) for the year — — — — — 279,765 — 279,765 1,019 280,784 Other comprehensive income for the year — — — 18,075 — — — 18,075 623 18,698 Subtotal Comprehensive income for the year — — — 18,075 — 279,765 — 297,840 1,642 299,482 Closing balances as of December 31, 2021 973,518 2,688,131 473,520 1,869 — 279,765 (83,342) 3,359,943 74,700 3,434,643 Closing balances as of December 31, 2021 973,518 2,688,131 473,520 1,869 — 279,765 (83,342) 3,359,943 74,700 3,434,643 Transfer of income (loss) from prior year — — 1,959 — 277,806 (279,765) — — — — Opening balances as of January 1, 2022 973,518 2,688,131 475,479 1,869 277,806 — (83,342) 3,359,943 74,700 3,434,643 Dividend distribution — — — — (83,342) — 83,342 — — — Expense due to capital increase — (180) — — — — — (180) — (180) Increase of ownership in Colombia — — (264,995) — — — — (264,995) (72,093) (337,088) Acquision of MCC entities — — (19,331) — — — — (19,331) — (19,331) Dismantled accounting hedges highly probable transactions — — 44,771 (44,771) — — — — — — Provision for minimum dividends — — — — — — (130,123) (130,123) — (130,123) Other equity movements — — 115 — — — — 115 — 115 Subtotal Transactions with the owners in the year — (180) (239,440) (44,771) (83,342) — (46,781) (414,514) (72,093) (486,607) Income (loss) for the year — — — — — 433,744 — 433,744 41 433,785 Other comprehensive income for the year — — — (59,064) — — — (59,064) 2 (59,062) Subtotal Comprehensive income for the year — — — (59,064) — 433,744 — 374,680 43 374,723 Closing balances as of December 31, 2022 973,518 2,687,951 236,039 (101,966) 194,464 433,744 (130,123) 3,320,109 2,650 3,322,759 The accompanying explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 6 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Cash Flows (In millions of Chilean pesos – MCh$) For the years ended As of December 31, 2022 2021 (1) MCh$ MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the year before income tax 402,279 393,928 Charges (credits) to income that do not represent cash (829,507) (930.001) Depreciation and amortization 96,187 101,583 Provisions for loans, accounts receivable and others 376,665 285,201 Loss (gain) from assets received in lieu of payment 26,628 7,093 Impairment 10 91 Provisions for contingencies (1,900) 1,038 Fair value adjustment for trading instruments (77,774) 65,695 Net interest income (1,121,357) (1,226,291) Fee and commission income (263,140) (226,809) Fee and commission expense 90,141 73,267 Net foreign exchange loss (gain) 51,516 (149,165) Loss (gain) in sale of fixed assets 2,875 (86) Loss (gain) on goods received in lieu of payment (3,684) (5,758.000) Revenues from sales of investments in other companies — — Profit from increase of participation in companies — (507) Other charges and (credits) that do not represent cash movements (5,674) 144,647 Changes due to increase/decrease in assets and liabilities affecting EBITDA 18,380 96,375 Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss (142,676) 67,766 Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income 43,840 186,771 Decrease (increase) in securities lending and borrowing agreements 707,939 (194,686) Decrease (increase) in debt financial instruments (118,697) (89,802) Decrease (increase) in Interbank loans and loans and borrowings (1,916,536) (2,344,142) Increase (decrease) in Financial liabilities at amortized cost 786,680 43,068 Decrease (increase) in deferred tax assets and liabilities 6,083 (53,599) Decrease (increase) in other assets and liabilities (122,234) (101,382) Loans obtained 4,206,362 3,975,153 Payments of loans obtained (4,506,966) (2,426,902) Interest paid (1,062,046) (638,567) Earned interests 2,079,164 1,639,859 Net commissions 116,074 117,759 Tax payments (62,634) (103,018) Sale of goods received in payment or foreclosed 4,027 18,097 Total net cash flows provided by (used in) operating activities (408,848) (439.698) CASH FLOWS PROVIDED BY INVESTING ACTIVITIES: Acquisition of investments in companies (351,434) (978) Disposal of investments in companies 1,763 — Dividends received from investments in companies 1,795 1.363 Acquisitions of fixed assets (7,894) (46.170) Disposals of fixed assets 4,076 98 Acquisition of intangible assets (49,918) — Disposals of intangible assets — — Total net cash flows provided by (used in) investing activities (401,612) (45.687) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners‘ interest Redemption and payment of interest/principal on letters of credit (5,095) (45) Issuance of current bonds 1,049,243 794.125 Redemption and payment of interest / principal of current bonds (741,743) (470.437) Payment of interest / principal on lease obligations (24,677) (31.547) Issuance of subordinated bonds — — Payment of interest and principal on subordinated bonds (60,178) (53.737) Issuance of bonds with no fixed term to maturity — — Redemption and payment of interest on bonds with no fixed maturity date — — Issuance of preferred stock — — Redemption of preferred stock and payment of dividends on preferred stock — — Increase in paid-in capital by issuance of common shares — 825.305 Payment of common stock dividends (83,323) (2) Attributable to non-controlling interests — — Payment of dividends and/or withdrawals of paid-in capital performed regarding the subsidiaries corresponding to the non-controlling interests (9) — Total net cash flows provided by (used in) financing activities 134,218 1,063,662 VARIATION OF CASH AND CASH EQUIVALENT DURING THE YEAR (676,242) 578,277 EFFECT OF VARIATIONS OF THE EXCHANGE RATES 473,360 289.687 INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 5,374,220 4,506,256 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 5,171,338 5,374,220 (1) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 7 ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Cash Flows (In millions of Chilean pesos – MCh$) Cash flows Changes other than cash Balances as of Changes Fair Balance as of 31 Ítem Notes January 1 other than Interests and Movement Value of December 2022 Received Paid cash Acquisition readjustments of currency Changes 2022 Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Debt instrument issued Finance lines of the Central Bank of Chile 3,007,242 — — — — — 42 — 3,007,284 Contractual obligations 115,544 — (24,677) (5,264) 9,113 3,635 (3,776) — 94,575 Letters of credit 24,035 — (5,095) — — — — — 18,940 Tender bonds 5,585,760 1,049,243 (741,743) — — 889,343 (101,962) (151,774) 6,528,867 Subordinated bonds 1,153,045 — (60,178) — — 179,374 (9,072) — 1,263,169 Total 9,885,626 1,049,243 (831,693) (5,264) 9,113 1,072,352 (114,768) (151,774) 10,912,835 Dividends paid — — (83,323) — — — — — (83,323) Dividends received INC — (9) — — — — — — (9) Capital Increase — — — — — — — — — Subtotal of cash from financing activities 9,885,626 1,049,234 (915,016) (5,264) 9,113 1,072,352 (114,768) (151,774) 10,829,503 Total cash flow provided by financing activities (net) 134,218 (1) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards for Banks, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 8 ITAÚ CORPBANCA AND SUBSIDIARIES Notes to the Consolidated Financial Statements Page Note 1 BACKGROUND OF THE INSTITUTION 9 Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10 Note 3 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED 58 Note 4 ACCOUNTING CHANGES 70 Note 5 SIGNIFICANT EVENTS 79 Note 6 REPORTING SEGMENTS 85 Note 7 CASH AND CASH EQUIVALENTS 90 Note 8 FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 91 Note 9 FINANCIAL ASSETS NOT HELD FOR TRADING MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS 93 Note 10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE TRHOUGH PROFIT OR LOSS 94 Note 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 95 Note 12 DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGE ACCOUNTING 99 Note 13 FINANCIAL ASSETS AT AMORTIZED COST 109 Note 14 INVESTMENTS IN COMPANIES 133 Note 15 INTANGIBLE ASSETS 136 Note 16 FIXED ASSETS 139 Note 17 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 141 Note 18 TAXES 144 Note 19 OTHER ASSETS 152 Note 20 NON-CURRENT ASSETS AND DISPOSABLE FOR SALE GROUP AND LIABILITIES INCLUDED IN DISPOSABLE FOR SALE GROUPS 153 Note 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 154 Note 22 FINANCIAL LIABILITIES AT AMORTIZED COST 156 Note 23 REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 163 Note 24 PROVISIONS FOR CONTINGENCIES 165 Note 25 PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REPRICING OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 171 Note 26 OTHER PROVISIONS FOR CREDIT RISK 172 Note 27 OTHER LIABILITIES 176 Note 28 EQUITY 177 Note 29 CONTINGENCIES AND COMMITMENTS 184 Note 30 INTEREST INCOME AND EXPENSE 192 Note 31 INDEXATION INCOME AND EXPENSE 194 Note 32 INTEREST INCOME AND EXPENSE 196 Note 33 NET FINANCIAL RESULT 200 Note 34 RESULT FROM INVESTMENT IN COMPANIES 201 Note 35 RESULTS OF NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT ADMISSIBLE AS DISCONTINUED OPERATIONS 202 Note 36 OTHER OPERATING INCOME AND EXPENSES 203 Note 37 EXPENSES FOR EMPLOYEE BENEFIT OBLIGATIONS 204 Note 38 ADMINISTRATIVE EXPENSES 205 Note 39 DEPRECIATION AND AMORTIZATION 206 Note 40 IMPAIRMENT OF NON-FINANCIAL ASSETS 207 Note 41 CREDIT LOSS EXPENSE 211 Note 42 INCOME FROM DISCONTINUED OPERATIONS 213 Note 43 RELATED PARTY DISCLOSURES 214 Note 44 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 219 Note 45 MATURITY ACCORDING TO REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES 238 Note 46 FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 241 Note 47 MANAGEMENT AND RISK REPORT 244 Note 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 267 Note 49 SUBSEQUENT EVENTS 271

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 9 Note 1 - Background of the Institution General Information – Background of Itaú Corpbanca and subsidiaries Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Financial Market Commission (hereinafter, “FMC”). As of June 1, 2019, the FMC took over the functions of the Superintendency of Banks and Financial Institutions (“SBIF”) in accordance with Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which set a new consolidated, systematized and agreed wording for the General Banking Law. The entity is the consequence of the merger of Banco Itaú Chile and Corpbanca, which took place on April 1, 2016, with the latter being the legal successor1 .. The Bank is controlled by Itaú Unibanco, which holds a 65.62% ownership. The remaining 34.38% is owned by minority shareholders2. Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama, In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima3 , The Bank has total consolidated assets for MCh$40,504,299 (MUS$47,412) and its consolidated equity for MCh$3,322,759 (MUS$3,889), Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services. The legal address of Itaú Corpbanca is Av, Presidente Riesco 5537, Las Condes, Santiago, Chile, and its web site is www.itau.cl. The Consolidated Financial Statements as of December 31, 2022, were approved by the Board of Directors on February 22, 2023. 1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor. 2 The percentage of minority interest has been rounded for presentation in this report. This percentage has been calculated on the basis of the total not rounded number of shares. 3 None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 10 Note 2 - Summary of Significant Accounting Policies a) Accounting Year The Consolidated Financial Statements are as of December 31, 2022 and 2021 and contain the opening balances for the transition years as of January 1, 2021 and cover the years ended December 31, 2022 and 2021. b) Basis of preparation of the Consolidated Financial Statements These Consolidated Financial Statements have been prepared in accordance with the Banking Compendium of Accounting Standards (onwards “BCAS”) issued by the FMC, and in force since January 1, 2022. Banks must use the accounting criteria set forth in the BCAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the BCAS, the latter will prevail. The notes to these Consolidated Financial Statements contain additional information to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Other Comprehensive Income, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner. c) Consolidation criteria The same accounting policies, presentation and calculation methods applied in these Consolidated Financial Statements were used in the preparation of the separate Financial Statements of Itaú Corpbanca and subsidiaries (hereinafter "Group" or the "Bank"), corresponding to the balances as of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established by the BCAS. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements. Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 15%, 17%, 23% and 11% respectively, of total consolidated assets, liabilities, income, and operating results as of December 31, 2022 (18%, 20%, 26%, and 12%, as of December 31, 2021, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 11 Note 2 - Summary of Significant Accounting Policies, continued Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank's returns. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include: • The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders. • Potential voting rights held by the Bank, other voting holders or other parties. • Rights that arise from other contractual agreements. • Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings. The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above. The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 12 Note 2 - Summary of Significant Accounting Policies, continued The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter: Percentage of ownership Functional As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 Market Country Currency Direct Indirect Total Direct Indirect Total Direct Indirect Total % % % % % % % % % % Itaú Corredores de Bolsa Ltda. (1) Domectic Chile CLP 99.987 0.013 100.000 99.990 0.010 100.000 99.990 0.010 100.000 Itaú Administradora General de Fondos S.A. (1) Chile CLP 99.994 0.006 100.000 99.994 0.006 100.000 99.994 0.006 100.000 Itaú Corredores de Seguros S.A. (1) Chile CLP 99.990 0.010 100.000 99.990 0.010 100.000 99.990 0.010 100.000 Itaú Asesorías Financieras Ltda. (1) Chile CLP 99.990 0.010 100.000 99.990 0.010 100.000 99.990 0.010 100.000 Recaudaciones y Cobranzas Ltda. (1) Chile CLP 99.990 0.010 100.000 99.990 0.010 100.000 99.990 0.010 100.000 Itaú Corpbanca New York Branch (1) (4) Foreing EEUU US$ 100.000 — 100.000 100.000 — 100.000 100.000 — 100.000 Itaú Corpbanca Colombia S.A. (2)(6)(8) Colombia COP$ 94.990 4.472 99.462 87.100 — 87.100 87.100 — 87.100 Itaú Corredor de Seguros Colombia S.A. (2) Colombia COP$ 94.987 5.000 99.987 79.985 — 79.985 79.985 — 79.985 Itaú Securities Services Colombia S.A. (2) Colombia COP$ 5.499 93.992 99.491 5.499 82.310 87.809 5.499 82.310 87.809 Itaú Comisionista de Bolsa Colombia S.A. (2) Colombia COP$ 2.219 97.253 99.472 2.219 85.166 87.385 2.219 85.166 87.385 Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2) Colombia COP$ — 99.443 99.443 — 87.083 87.083 — 87.083 87.083 Itaú (Panamá) S.A. (3) Panamá US$ — 99.462 99.462 — 87.100 87.100 — 87.100 87.100 Itaú Holding Colombia S.A.S (5)(7)(9) Colombia COP$ 100.000 — 100.000 — — — — — — (1) Company regulated by the Financial Market Comission (FMC) of Chile. (2) Companies regulated by the Colombian Financial Superintendency (CFS), which has a supervision agreement with the FMC. (3) Company regulated by the Superintendency of Banks of Panama. (4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED). (5) On February 1, 2022, Itaú Holding Colombia S.A. was created. (6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Corpbanca Colombia S.A. (7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Corpbanca Colombia S.A. (8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A. (9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A. (ii) Associated entities and/or business support Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss. Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 13 Note 2 - Summary of Significant Accounting Policies, continued The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 “Investments in Companies and Joint Ventures”. Name of the Main Place of As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 Associates Activity Operation % interest % interest % interest Nexus S.A. (1) Credit card operator Santiago, Chile — % — % 14,8148 % Transbank S.A. Credit and debit card services Santiago, Chile 8,7188% 8,7188% 8,7188 % Combanc S.A. (2) High-value payment clearing house Santiago, Chile 9,8114% 9,8100% — % Imerc OTC S.A. (2) Administration of financial instrument clearing and settlement systems Santiago, Chile 8,6602% 8,6624% — % (1) On November 30, 2021, the Bank subscribed an sales agreement for the total shares held over Operadora de Tarjetas de Crédito Nexus S.A., given the commitment the Bank has classify this asset as held for sale. This transaction was completed as of December 31, 2022, and as a result Itaú Corpbanca ceased to be a shareholder of Nexus (See note 5). (2) As of the second quarter of 2021, the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, “Combanc S.A.”) and over Servicios de Infraestructura de Mercado OTC S.A (hereinafter, “Imerc OTC S.A.”). Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied. (iii) Investments in other companies Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence (“associates” or “joint ventures”) according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Other Comprehensive Income instead of as “Non-trading financial assets mandatorily at fair value through profit or loss”. Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9. (iv) Funds management, trust business and other related businesses The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position. The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.29 Contingencies and Commitments, letter d), related to Responsibilities recorded in off-balance-sheet accounts.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 14 Note 2 - Summary of Significant Accounting Policies, continued In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects: • Scope of its decision-making authority over the investee. • Rights held by other parties. • The remuneration to which it is entitled to in accordance with the remuneration agreements.. • Decision-maker’s exposure to variability of returns from other interests that it holds in the investee. The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2022 and 2021 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position. Additionally, the non-controlling interests in the Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the year and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combinations, Goodwill and Intangible Assets. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at its fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the share, under the equity method, of the identifiable net assets acquired. Acquisition costs incurred are expensed and included in administrative expenses.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 15 Note 2 - Summary of Significant Accounting Policies, continued When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree and identification of intangible assets. Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date. While intangible assets are initially recorded at the value assigned to the identifiable asset in the business combination. After initial recognition, both Goodwill and any identifiable or non-identifiable intangible assets are measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units. When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency". The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the FMC, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy. g) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting year.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 16 Note 2 - Summary of Significant Accounting Policies, continued All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Consolidated Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Consolidated Other Comprehensive Income or in Consolidated Results, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following: • Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements. • Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss. The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $854,31 per US$1 (US dollar) as of December 31, 2022 ($844.08 as of December 31, 2021) and the exchange rate of $0.1761 per COP$1 (Colombian peso) as of December 31, 2022 ($0.2103 as of December 31, 2021). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. h) Use of estimates and judgments The preparation of the Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 17 Note 2 - Summary of Significant Accounting Policies, continued Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future year affected. In certain cases, FMC rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the BCAS criteria. These criteria require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income for the year. Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, in accordance with BCAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following: • Allowances for loan losses (Notes 13 and 41). • Current taxes and deferred taxes (Note 18). • Provision for contingencies (Note 24). • Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments (Note 25). • Special provisions for loan loss risk (Note 26). • Contingencies and commitments (Note 29). • Fair value of financial assets and liabilities (Note 44). • Impairment losses on certain assets, including Goodwill (Notes 13, 15, 16, 17, 40 and 41). During the year ended December 31, 2022, there have been no significant changes in estimates made at the end of 2021 year (see Notes 40 and 41).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 18 Note 2 - Summary of Significant Accounting Policies, continued i) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to: • Better understand the Bank’s performance. • Better evaluate its future cash flow projections. • Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (i) The nature of the products and services; (ii) The nature of the processes; (iii) The type or class of customer for their products and services; (iv) The methods used to distribute their products or provide their services; and (v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 6 Reporting Segments. j) Operations with Repurchase and Resale Agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets under "Rights under resale agreements and securities lending agreements", and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, investments that are sold under a repurchase obligation and that serve as collateral for the loan, are part of the investment items "Financial assets held for trading at fair value through profit or loss", "Financial assets at fair value through other comprehensive income" or "Financial assets at amortized cost". The obligation to repurchase the investment is classified in Liabilities under "Obligations under repurchase agreements and securities lending transactions" and recognized in financial liabilities at amortized cost, recognizing accrued interest and indexation at the closing date or “Financial assets at amortized cost”. The obligation to repurchase the investment is classified as a liability under "Repurchase agreements and securities loans" and recorded in financial liabilities at amortized cost, recognizing accrued interest and inflation-indexation at the closing date.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 19 Note 2 - Summary of Significant Accounting Policies, continued The Bank applies IFRS 9 for determining the impairment of its financial assets carried at amortized cost, except for assets classified under the BCAS as "Due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. See Note 13 "Financial assets at amortized cost" and Note 41 "Credit loss expenses". k) Classifications of Financial Instruments I. Classification of Financial Instruments (i) Classification of Financial Assets IFRS 9 contains the following categories for the classification of financial assets: • Measured at amortized cost, • Measured at fair value through other comprehensive income and • Measured at fair value through profit or loss • And those that by management's decision are irrevocably measured at fair value through other comprehensive income. The classification of financial instruments into an amortized cost or fair value category depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly referred to as the "Solely Payments of Principal and Interest" approach (hereinafter "SPPI"). The business model valuation should reflect how the Bank manages groups of financial assets and is not dependent on the intent for an individual instrument.Therefore, in each consolidated financial statement there are different business models for managing assets. In determining the business model, the following are taken into account: • How the performance of the business model (and the assets that are part of the business model) is evaluated and reported to the entity's key personnel. • The risks and the way in which risks that affect the performance of the business model are managed. • How business model managers are remunerated.The frequency, amount and timing of sales in prior periods, the reasons for such sales and expectations regarding future sales. With regard to the assessment of contractual cash flows, it determines whether the cash flows of the financial asset meet the SPPI criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial asset at initial recognition, and interest is the consideration for the time value of money, the credit riskassociated with the principal outstanding and may also include liquidity risk, administrative cost and profit margin. For the classification, the Bank performs the SPPI test, which evaluates the contractual term to identify whether it meets the SPPI criteria, and whether the contract is a basic loan agreement. The Bank applies its judgment and considers relevant factors such as the currency in which the financial asset is denominated and the year for which the interest rate is set.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 20 Note 2 - Summary of Significant Accounting Policies, continued The Bank's business model represents how financial assets are managed to generate cash flows and does not depend on management's intent with respect to an individual instrument, but relates to a higher aggregate portfolio level, and is based on observable factors such as: risks affecting business model performance; how business managers are compensated; and how business model performance is evaluated and reported to management. In addition, the Bank's business model is not evaluated on an instrument-by-instrument basis, but at a higher aggregate portfolio level, and is based on observable factors such as: the performance of financial assets, the risk affecting performance, and the frequency, value and timing of sales, among others. In accordance with IFRS 9, the business models are: • Business model held for collection: financial assets that are held under a business model whose objective is to collect principal and interest flows over the life of the instrument and on which there are no significant unjustified sales and fair value is not a key element in the management of these assets and the contractual conditions give rise to cash flows on specific dates, which are only payments of principal and interest on the principal amount outstanding. In this sense, sales other than those related to an increase in credit risk, to manage credit concentration risk, or unforeseen financing needs (liquidity stress scenarios) are considered unjustified, and are not incompatible with a business model whose objective is to hold financial assets to collect the contractual cash flows. • Held to collect and sell: financial assets under this business model whose objective is achieved through the collection of principal and interest flows and the sale of such assets, with fair value being a key element in the management of these assets. This model involves a higher frequency and value of sales than the model. • Another business model - financial assets held in this business has as its objective the realization of cash flows through the sale of the assets. The Bank makes decisions based on the fair values of the assets and manages the assets to realize those fair values. Financial assets will only be reclassified when there is a change in the business model. In this case, all financial assets in that business model are reclassified. The change in the business model objective must be prior to the reclassification date. (ii) Classification of financial liabilities Financial liabilities are classified in the following categories: • Financial liabilities at amortized cost; • Financial liabilities held for trading (including derivatives): these are instruments that are recorded in this category when the Bank's objective is to generate profits through the realization of purchases and sales with these instruments; • Financial liabilities designated at fair value through profit or loss on initial recognition (fair value option).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 21 Note 2 - Summary of Significant Accounting Policies, continued The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in valuation or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, on a fair value basis in line with a risk management or investment strategy. (iii) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (iv) Reclassifications Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Consolidated Financial Statements. As a result of the adoption of Basel III, the Bank has greater capital requirements in Colombia, making it necessary to protect this capital from credit and market risks. In August 2022 the Bank created a new capital management business model which will generate a reclassification from Debt Instruments measured at Fair Value through Other Comprehensive Income to Debt Instruments measured at Amortized Cost. As of October 1, 2022, the portfolio was reclassified from Fair Value through Other Comprehensive Income to Debt Instruments measured at Amortized Cost for an amount of MCh$185,981, which amounts to MCh$167,541 as of December 31, 2022. II. Measurement of financial instruments (i) Initial measurement On initial recognition, financial assets and liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments that are not measured at fair value through profit or loss, transaction costs of financial assets and financial liabilities recorded at fair value are recorded in profit or loss. (ii) Subsequent measurement - Financial assets After initial recognition, the Bank will measure a financial asset at:

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 22 Note 2 - Summary of Significant Accounting Policies, continued (a) Amortized cost Financial assets that are held in a business model to collect contractual cash flows and contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortized cost. The effective rate method is used in the calculation of the amortized cost of a financial asset or financial liability and in the allocation and recognition of interest income or interest expense in profit or loss for the relevant year. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or collection through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or the amortized cost of a financial liability. The net impairment losses of the assets recorded in these items occurring in each year are determined in accordance with IFRS 9, except for assets classified under the BCAS as "due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. For purposes of recording the impairment loss, this is recorded under the caption "Provisions for credit risk due from banks and loans and accounts receivable from customers" and "Impairment for credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Consolidated Statements of Income. See note 41 "Credit loss expense". (b) Fair value through other comprehensive income (FVTOCI) Financial assets that are debt instruments held in a business model that is achieved through the collection of contractual cash flows and sale, and that contain contractual terms that result on specified dates in cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes in fair value (except for those related to impairment, interest income and foreign exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. At the time of disposal, gains and losses accumulated in other comprehensive income are recognized in the statement of income. On the other hand, the net impairment losses on financial assets at fair value through other comprehensive income occurring during the year are recorded under the item "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Consolidated Statements of Income. (See Note 41). Interest income on these instruments is recorded in the consolidated income and loss account for that year. Exchange differences are recorded in "Net foreign exchange gain (loss)" in the Consolidated Statements of Income. (c) Fair value through profit or loss (FVTPL) The caption "Financial assets held for trading at fair value through profit or loss" includes financial assets whose business model is intended to generate profits through the realization of purchases and sales or to generate results in the short term. Financial assets recorded under "Financial assets not held for trading mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but the contractual cash flows have not met the conditions of the SPPI test. Financial assets are classified under "Financial assets designated at fair value through profit or loss" only

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 23 Note 2 - Summary of Significant Accounting Policies, continued when such designation eliminates or significantly reduces the inconsistency in valuation or recognition that would arise from valuing or recognizing the assets on a different basis. The assets recorded in these captions of the Consolidated Statements of Financial Position are valued after their acquisition at fair value and the changes in their value (gains or losses) are recorded, at their net amount, in the items "Financial income or loss from financial assets and liabilities held for trading" and "Financial income or loss from financial assets not held for trading mandatorily valued at fair value through profit or loss" of the Consolidated Statements of Income. Changes arising from exchange differences are recorded in "Net foreign exchange gain (loss)" in the Consolidated Statements of Income. (d) Financial assets not held for trading mandatorily measured at fair value through profit or loss Under this item, they are allocated to a business model the objective of which is achieved by obtaining contractual cash flows and/or by selling financial assets, but where the contractual cash flows have not met the SPPI test conditions. The assets recorded under this item of the Interim Consolidated Statement of Financial Position are measured subsequently to their acquisition at fair value and their market value variations are recorded, at their net amount, under “Financial income (loss), net”. (e) Equity instruments For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to income. These instruments are not subject to the impairment model of IFRS 9. (iii) Subsequent measurement - Financial liabilities After initial recognition, the Bank will measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss. III. Derecognition of financial assets and liabilities Financial assets are derecognized when, and only when: • The contractual rights to the cash flows from the financial asset expire, or • The Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and separately recognizes the rights and obligations created or retained in the transfer.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 24 Note 2 - Summary of Significant Accounting Policies, continued In some cases, the Bank enters into transactions whereby it retains the contractual rights to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the required conditions, i.e. the Bank only transfers the cash flows collected. amounts of the original assets, the original assets are prohibited from being sold or pledged, and the Bank has an obligation to send the cash flows collected without significant delay. When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial asset in its entirety in the statements of financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Financial liabilities are derecognized when, and only when, they are extinguished, canceled or mature. Derecognition due to substantial modification of terms and conditions The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it has essentially become a new asset, with the difference recognized as a gain or loss on derecognition, to the extent that an impairment loss has not yet been recorded. A change in terms and conditions does not result in derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original Effective Interest Rate ("EIR"), the Bank records a gain or loss on modification, to the extent that an impairment loss has not yet been recorded. For financial liabilities, the Bank considers a substantial modification based on qualitative factors, and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of ten percent or more. For financial assets, this assessment is based on qualitative factors. IV. Renegotiated and modified loans The Bank in certain situations makes concessions or modifications to the original terms of loans in response to the borrower's financial difficulties, in lieu of taking possession or enforcing collection of collateral, or in some cases to renegotiate loans. The Bank considers a loan modified when such concessions are made as a result of the borrower's present or expected financial difficulties and the Bank would not have accepted them had the borrower been in good financial standing. Indicators of financial difficulties include covenant defaults and/or significant additional history identified by the Credit Risk area. Modification may involve extending payment terms and agreeing to new loan terms. It is the Bank's policy to monitor refinanced loans to help ensure that future payments are probable. If the modifications are substantial, the loan is written off, as explained in "III. Derecognition of financial assets and liabilities If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR calculated prior to the modification of the terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified in another Stage. Derecognition decisions and classifications in the substandard and non-performing portfolios are determined on a case-by-case basis. If these procedures identify a loss related to a loan, it is disclosed and managed as a refinanced asset of the impaired non-performing portfolio until collected or paid.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 25 Note 2 - Summary of Significant Accounting Policies, continued V. Contingent Credits The Bank provides standby loans (including letters of credit, foreign letters of credit and performance bonds) and loan commitments. Contingent loans and unused loan commitments are commitments under which, during the term of the commitment, the Bank is obligated to provide a loan with a pre-specified term to the customer. The face value of the contractual loan, when the agreed loan is on market terms, is not recorded in the statement of financial position. The related provision for expected credit loss is disclosed in Note 24 "Provisions for contingencies", letter b). VI. Offsetting Financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. I. Derivatives and hedging activities The Bank has decided to continue to apply the hedge accounting requirements of IAS 39 when adopting IFRS 9. For presentation purposes, derivatives are presented according to their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Notes 8 "Financial assets held for trading through profit or loss" and Note 12 "Financial derivative contracts for accounting hedges"). Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks. ii. to use these derivatives in managing the risks of the Bank's own positions and assets and liabilities of the Bank's entities ("hedging derivatives"); and iii. to obtain gains from changes in the price of these derivatives ("trading derivatives"). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives. A derivative qualifies for hedge accounting if all of the following conditions are met: i. The derivative hedges one of the following three types of risks to which the Bank is exposed: a) Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge");

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 26 Note 2 - Summary of Significant Accounting Policies, continued b) Changes in the estimated cash flows derived from financial assets and liabilities, and highly probable forecast transactions ("cash flow hedge"); c) The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). ii. It is effective in offsetting the exposure inherent in the hedged item or position over the expected term of the hedge, which means that: a) At the trade date the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b) There is sufficient evidence that the hedge was effective during the life of the hedged item or position ("retrospective effectiveness"). There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that it is consistent with the Bank's own risk management. Changes in the value of financial instruments that qualify for hedge accounting are recorded as follows: a. For fair value hedges, gains or losses arising on both hedging instruments and hedged items (attributable to the type of risk being hedged) are included as "Net trading income (expense)" in the Consolidated Statement of Income. b. For fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses arising on measurement of the hedging instruments within "Interest income and expense", and other gains or losses due to changes in the fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income (Loss) under "Net trading income (expense)". c. For cash flow hedges, the change in the fair value of the hedging instrument is included as "Cash flow hedges" in "Statement of Other Comprehensive Income". d. The valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument ceases to meet the conditions described above due to maturity, ineffectiveness or any other reason, the hedge accounting treatment is discontinued. When the "fair value hedge" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to profit or loss as of that date, as appropriate. Sources of hedge ineffectiveness may arise from basis risk, including, but not limited to, discount rates used to calculate the fair value of derivatives, hedges using instruments with a fair value other than zero, and timing and notional differences between hedged items and hedging instruments. When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in "Other comprehensive income (loss)" (from the year in which the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 27 Note 2 - Summary of Significant Accounting Policies, continued l) Measurement and techniques used in determining fair value In general terms, financial assets and liabilities are initially recognized at fair value, which, unless there is evidence to the contrary, is considered to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting year, financial instruments are valued in accordance with the following criteria: (i) Measurement of financial instruments Financial assets are measured at fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and receivables from customers. In accordance with IFRS 13 "Fair value measurement", "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account in pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the main market for the asset or liability, or (b) in the absence of a main market, the most advantageous market for the asset or liability. Even if there is no observable market that provides pricing information in relation to the sale of an asset or transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize the value associated with the asset or liability. In using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of available unobservable inputs. If an asset or liability measured at fair value has a bid price and a ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value, regardless of where the input is classified within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that classifies inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value described above. This value is compared to the valuation on the trade date. If the fair value is subsequently measured positive, it is recorded as an asset. If the fair value is subsequently measured negative, it is recorded as a liability. The fair value on the trade date is, unless there is evidence to the contrary, considered to be the transaction price. Changes in the fair value of derivatives since the trade date are recorded in "Net income (expense) from financial transactions" in the Consolidated Statements of Income.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 28 Note 2 - Summary of Significant Accounting Policies, continued Specifically, the fair value of financial derivatives included in portfolios of financial assets or liabilities held for trading is considered to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using methods similar to those used to measure over-the-counter derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the valuation date ("present value" or "theoretical close") using valuation techniques commonly used in financial markets: “net present value" (NPV) and option valuation models, among other methods. In addition, the fair value of derivatives includes the CVA and DVA adjustment, so that the fair value of each instrument includes the credit risk of its counterpart and the Bank's own risk. The credit valuation adjustment (CVA) is a valuation adjustment of OTC derivatives as a consequence of the risk associated with the credit exposure assumed by each counterpart. The CVA is calculated taking into account the potential exposure to each counterpart in each future year. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, arises as a consequence of the Bank's own risk assumed by its counterparts in OTC derivatives. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of quoted prices in active markets, include government debt securities, private sector debt securities, equity shares, short positions and fixed income securities issued. In cases where price quotations are not observable in available markets, the Bank's management determines the best estimate of the price that would be set by the market using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs; however, for some financial instrument valuations, significant inputs are not observable in the market. To determine a value for these instruments, various techniques are used to make these estimates, including extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument at initial recognition is usually the transaction price; however, due to the unavailability of market information, the value of the instrument may be derived from other market transactions involving the same or similar instruments or may be measured using a valuation technique in which the inputs used include only observable market data, principally interest rates. The main techniques used as of December 31, 2022 and 2021 by the Bank's internal models to determine the fair value of financial instruments are as follows: i. The present value method is used in the valuation of financial instruments that allow static hedges (mainly forwards and swaps). The estimated future cash flows are discounted using interest rate curves of the related currencies. Interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is typically used. Where appropriate, observable market data is used to derive factors such as bid spread, exchange rates, volatility, correlation indicators and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including interest rate curves, volatilities, correlations and related exchange rates.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 29 Note 2 - Summary of Significant Accounting Policies, continued The fair value of financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, stock price, volatility and prepayments, among others. The Bank's management believes that its valuation models are not significantly subjective, as these methodologies can be adjusted and evaluated, as appropriate, through internal calculation of fair value and subsequent comparison with the related actively quoted price. (See note 44) m) Revenue and expense recognition The following is a summary of the most significant criteria used by the Bank for the recognition of its revenues and expenses: (i) Interest income, interest expense and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. However, when an operation is evaluated either individually or collectively, and as a result of such evaluation the placements are recognized in the impaired portfolio (BCAS Cap. B2 numeral 1 letter b), being debtors subject to group evaluation, includes all loans in the "Default Portfolio"; on the other hand, in the individual portfolio (defined as placements classified in categories B3 and B4 plus the default portfolio) and which are in arrears for 90 days or more in any of their installments, the recognition of income on the accrual basis is suspended. The suspension of revenue recognition on an accrual basis implies that, from the date on which it should be suspended in each case and until such loans are no longer impaired, the respective assets included in the Statement of Financial Position will not be increased by interest, adjustments or commissions and no revenue for these items will be recognized in the Consolidated Statement of Income, unless they are actually received. These standards only refer to the criteria for valuation and recognition of income for financial accounting information. Interest income from “transactions with accrual suspended” is only re-recorded when such transactions become current (i.e. payments were received that make them less than 90 days past due) and when they are no longer in the impaired portfolio. (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items Income and expenses from commissions and fees are recognized in the Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from contracts with customers", based on consideration of the terms of the contract with the customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service:

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 30 Note 2 - Summary of Significant Accounting Policies, continued Commissions recorded by the Bank correspond mainly to: • Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts. • Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties. • Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage. • Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. • Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. • Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody. • Insurance brokerage fees: includes insurance brokerage fees. • Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services. Commission expenses include: • Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. • Securities transactions fees: includes fees related to custody of securities and securities brokerage. • Other fees and commissions: includes mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arrangement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. In the case of arrangement fees, the portion corresponding to the related direct costs incurred in the formalization of such transactions are immediately recorded in the income statement. n) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Consequently, impairment is recorded when the carrying amount of such assets is less than their recoverable amount. Assets are subject to impairment tests to adequately reflect the future economic benefits that the assets are capable of producing when used by the Bank.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 31 Note 2 - Summary of Significant Accounting Policies, continued The Bank assesses the expected future credit losses ("ECL") associated with its financial instrument assets carried at amortized cost and FVTOCI, subject to the limitations defined in paragraph 5 of Chapter A-2 of the Compendium of Accounting Standards. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects: • An unbiased, probability-weighted amount determined by evaluating a range of possible outcomes; • The time value of money; and • Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The Bank follows the criteria described below to assess impairment, when applicable: (i) Impairment of financial assets except "Due from banks", "Loans and receivables from customers and "Contingent loans". The Bank applies IFRS 9 to determine the impairment of its financial assets at amortized cost and at fair value through other comprehensive income, except for "Due from banks", "Loans and accounts receivable from customers" and "Contingent loans", whose impairment is determined by applying the provisions of Chapter B1, B2 and B3 of the BCAS, for the rest of the assets the following is applicable. IFRS 9 introduces the concept of "expected losses" which is developed in the credit risk model applied by the Bank. The "expected loss" impairment model is applied to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model. The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the time of initial recognition, and which determine the calculation of their credit risk hedges. Stage 1: No significant increase in risk: "The allowance for losses on these financial instruments is calculated as the expected credit losses resulting from possible events of default within 12 months after the reporting date (12-month expected loss)." Stage 2: With significant increase in risk: "When the credit risk of a financial asset has increased significantly since initial recognition, the allowance for losses on that financial instrument is calculated as the expected credit loss over the entire life of the transaction. In other words, it is the expected credit losses resulting from all possible events of default during the expected life of the financial instrument". Stage 3: Impairment: "When there is objective evidence that the financial asset is impaired, it is transferred to this category in which the write-down for losses on that financial instrument is calculated, as in Stage 2, as the expected credit loss over the life of the asset." In cases in which the recovery of any recorded amount is considered remote, the asset is removed from the consolidated balance sheet, without prejudice to any actions that may be taken to attempt to collect the amount until the rights to receive it have been extinguished definitively, whether by expiration, forgiveness or other causes.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 32 Note 2 - Summary of Significant Accounting Policies, continued The Bank takes into account reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk of a financial instrument, including forward-looking information to determine a significant increase in credit risk since initial recognition. Forward-looking information includes past events, current conditions and expected or future economic conditions (macroeconomic data). Credit risk assessment and forward-looking information (including macroeconomic factors), includes quantitative and qualitative information based on the Bank's historical experience, examples include: • Financial or economic conditions that are expected to cause a significant change in the borrower's ability to meet its debt obligations. • An actual or expected downgrade of the borrower's internal credit rating or a decrease in the borrower's performance score. • An actual or expected significant change in the borrower's operating results. • Significant increases in credit risk on other financial instruments of the same borrower. • Significant changes in the value of the collateral backing the obligation or in the quality of third-party guarantees or credit enhancements. • Reductions in financial support from a parent entity or other subsidiary. • Expected changes in the loan documentation, including an expected breach of contract that may result in waivers or modifications of covenants, suspension of interest payments, increased interest rates, requirements for additional collateral or guarantees, or other changes in the contractual framework of the facility. The Bank has considered that if contractual payments are more than 30 days past due, credit risk is considered to have increased significantly since the initial recognition of the credit, but this is not an absolute indicator. The bank has not rebutted the IFRS 9 presumption of significant increase in risk ("SIR") or default. Regarding the use of present, past and future information required by the application of the expected loss approach described in IFRS 9, this requires the incorporation of present, past and future information for both the detection of significant increase in risk and the measurement of expected losses, which should be performed on a probability-weighted basis. When estimating expected losses, the standard does not require the identification of all possible scenarios. However, the probability of a loss event occurring and the probability of it not occurring must be considered, even if the possibility of a loss occurring is very low. To achieve this, the Bank evaluates the linear relationship between its estimated loss parameters (PI, PDI, and EAP) with the history and future forecasts of macroeconomic scenarios. Also, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for the estimation. Expected losses are then derived from the following parameters: PI: estimate of the probability of default in each year. EAP: estimate of the exposure in the event of default in each future period, taking into account changes in exposure after the reference date of the financial statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 33 Note 2 - Summary of Significant Accounting Policies, continued PDI: estimated loss given default, as the difference between the contractual cash flows and those expected to be received, including collateral. For these purposes, the estimate considers the probability of execution of the guarantee, the time until possession and subsequent realization is reached, the expected cash flows and the acquisition and sale costs. CCF: Cash Conversion Factor, is the estimate made on off-balance sheet balances to determine the exposure subject to credit risk in the event of default. The expected credit losses calculated are based on the internal models developed for all portfolios within the scope of IFRS 9, except for those cases that are subject to individualized estimation. Internal models have been developed that take into account as sources of information the data provided by external rating agencies or others observed in the market, such as changes in bond yields, credit default swap quotes or any other public information on them. (ii) Non-financial assets The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment. If such indications exist, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset. In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 34 Note 2 - Summary of Significant Accounting Policies, continued When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. The impairment loss is recognized immediately in income for the period, unless the asset is carried at its revalued value in accordance with another standard. Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with that other standard. When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent years. According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual year, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times. o) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 35 Note 2 - Summary of Significant Accounting Policies, continued In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in: (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. Also, at least at the end of the year, the estimated useful lives of the items of property, plant and equipment for own use are reviewed in order to detect significant changes therein, which, if any, will be adjusted by means of the corresponding correction of the charge to the consolidated statement of income for future years, by recalculating the depreciation, by virtue of the new useful lives. Upkeep and maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 36 Note 2 - Summary of Significant Accounting Policies, continued (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. p) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank. The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and is reviewed to determine whether there was any indication that the intangible asset may have suffered any impairment, the period and method of amortization are reviewed at least at the end of each reporting period. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits and/or decrease in costs, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment. The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 37 Note 2 - Summary of Significant Accounting Policies, continued Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business Combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles Assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 15 “Intangible Assets”. (iii) Other identifiable intangible assets Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. q) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor). r) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 38 Note 2 - Summary of Significant Accounting Policies, continued (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of December 31, 2022, the Bank has not identified impairment in the value of the right-of-use assets. (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 39 Note 2 - Summary of Significant Accounting Policies, continued After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). s) Provisions for credit risk on "Due from banks" and "Loans and accounts receivable from customers". The Bank has established provisions for impairment losses due to credit risk on "Due from banks", "Loans and receivables from customers" and "Contingent loans", in accordance with the instructions defined in the BCAS, issued by the Financial Market Commission (FMC), and the credit risk rating and evaluation models approved by the Bank's Corporate Governance, in order to make the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their receivables, which determine the payment behavior and subsequent recovery. The processes and compliance with the policy are evaluated and supervised in accordance with internal control procedures, in order to ensure compliance and the maintenance of an adequate level of provisions to support expected losses. Provisions are called "individual", when they correspond to debtors that are evaluated individually, that is, those that due to their size, complexity or level of exposure to the Bank, it is necessary to know and analyze in detail and those "group", originated by individuals or smaller companies, associated to a high number of transactions with homogeneous characteristics and that due to such conditions are evaluated jointly. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: • Individual allowances for the normal portfolio. • Individual allowances for the substandard portfolio. • Individual allowances for the non-compliant portfolio. • Group allowances for the normal portfolio. • Group allowances for the non-compliant portfolio.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 40 Note 2 - Summary of Significant Accounting Policies, continued (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the BCAS, assigning risk categories to each debtor according to the following detail: Normal portfolio It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4. Normal and Substandard portfolios As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the FMC- to be applied to each of the individual categories.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 41 Note 2 - Summary of Significant Accounting Policies, continued Below are presented the probabilities of default and loss given default, as established by the FMC: Probability of Loss given Expected Category of default default loss Type of portfolio debtor (DP) (PLD) (EL) (%) (%) (% Provisión) A1 0.04 90.00 0.03600 A2 0.10 82.50 0.08250 Normal portfolio A3 0.25 87.50 0.21850 A4 2.00 87.50 1.75000 A5 4.75 90.00 4.27500 A6 10.00 90.00 9.00000 B1 15.00 92.50 13.87500 B2 22.00 92.50 20.35000 Substandard portfolio B3 33.00 97.50 32.17500 B4 45.00 97.50 43.87500 In order to determine the amount of provisions, the Bank first determines the affected exposure, which comprises the book value of the customer's placements plus the contingent credits, less the amounts that are feasible to recover through the execution of the guarantees, financial or real, backing the operations, to which the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value it would obtain on the disposal of the assets or equity instruments. In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating agency recognized by the regulator. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees. Non-compliant portfolio Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. The classifications assigned to this portfolio are categories C1 to C6. Applied to all credits, including 100% of the amount of contingent credits, held by those same debtors. For purposes of establishing provisions on this portfolio, in the first instance an expected loss rate is determined, deducting from the amount of the exposure the amounts susceptible to recovery through the execution of financial and real guarantees that support the operations and also deducting the present value of the recoveries obtained through collection actions net of associated expenses. Once the expected loss range has been determined, the respective allowance percentage is applied to the amount of the exposure comprising the placements plus the contingent credits of the same debtor.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 42 Note 2 - Summary of Significant Accounting Policies, continued Allowance percentages to be applied over the exposition are as follows: Type of portfolio Risk scale Expected loss range Provision C1 Up to 3% 2% C2 More than 3% and up to 20% 10% C3 More than 20% and up to 30% 25% Portfolio in default C4 More than 30% and up to 50% 40% C5 More than 50% and up to 80% 65% C6 More than 80% 90% Loans are maintained in this portfolio until a normalization of their payment capacity or behavior is observed, without prejudice to the write-off of each particular loan that meets the condition set forth in Title II of Chapter B-2 of the BCAS. In order to remove a debtor from this portfolio, once the circumstances that led to its classification in this portfolio under these rules have been overcome, at least the following copulative conditions must be met: • None of the debtor obligations with the Bank are overdue for more than 30 days. • No new re-financing of loans has been granted. • At least one of the payments received includes principal payment (total or partial). • If the debtor has a loan with partial payments due within six months, two payments have been made. • If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. • The debtor shows no direct unpaid debts in the consolidated information provided by the FMC, unless those debts are not material. (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 43 Note 2 - Summary of Significant Accounting Policies, continued Standard method for mortgage loans allowances For the purposes of calculating credit risk provisions of the mortgage loan portfolio for mortgage , the Bank uses the standard provision method for mortgage loans established in the BCAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table: Days past due at Portfolio in PVG tranche month-end 0 1 - 29 30 - 59 60 - 89 default PI (%) 1.0916 21.3407 46.0536 75.1614 100 PVG ≤ 40% PDI (%) 0.0225 0.0441 0.0482 0.0482 0.0537 PE (%) 0.0002 0.0094 0.0222 0.0362 0.0537 PI (%) 1.9158 27.4332 52.0824 78.9511 100 40% < PVG ≤ 80% PDI (%) 2.1955 2.8233 2.9192 2.9192 3.0413 PE (%) 0.0421 0.7745 1.5204 2.3047 3.0413 PI (%) 2.5150 27.9300 52.5800 79.6952 100 80% < PVG ≤ 90% PDI (%) 21.5527 21.6600 21.9200 22.1331 22.2310 PE (%) 0.5421 6.0496 11.5255 17.6390 22.2310 PI (%) 2.7400 28.4300 53.0800 80.3677 100 PVG > 90% PDI (%) 27.2000 29.0300 29.5900 30.1558 30.2436 PE (%) 0.7453 8.2532 15.7064 24.2355 30.2436 In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV. For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below: MP loss mitigation factor for credits with PVG tranche state auction insurance V tranche: Price of the house upon executing sale agreement (UF) V ≤ 1,000 1,000 < V ≤ 2000 PVG ≤ 40% 100% 100% 40% < PVG ≤ 80% 100% 100% 80% < PVG ≤ 90% 95% 96% PVG > 90% 84% 89%

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 44 Note 2 - Summary of Significant Accounting Policies, continued Provisions for Commercial Loans The Bank uses the three standard models established in the BCAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS. • Commercial leasing operations The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and type of asset (%) Days of delinquency of transaction Type of asset at end of month Real Estate Non-real estate 0 0.79 1.61 1 - 29 7.94 12.02 30 - 59 28.76 40.88 60 - 89 58.76 69.38 Portfolio in default 100.00 100.00 Loss Given Default (LGD) applicable according to PVB tranche and type of asset (%) PVB= Current value of transaction/ Value of leased asset PVB tranche Real Estate Non-real estate PVB <= 40% 0.05 18.20 40% < PVB <= 50% 0.05 57.00 50% < PVB <= 80% 5.10 68.40 80% < PVB <= 90% 23.20 75.10 PVB > 90% 36.20 78.90 The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 45 Note 2 - Summary of Significant Accounting Policies, continued • Student loans The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue. Probability of Default (PD) applicable according to payment due date, delinquency and type of loan (%) Payment of principal or interest Days past due at closing Student Loan due at month-end of closing CAE CORFO or other Yes 0 5.20 2.90 1-29 37.20 15.00 30-59 59.00 43.40 60-89 72.80 71.90 Portfolio in default 100.00 100.00 No n/a 41.60 16.50 Loss Given Default applicable according to payment due date and type of loan (LGD) (%) Payment of principal or interest due at Student Loan month-end CAE CORFO or other Yes 70.90 70.90 No 50.30 45.80 For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan. • Generic commercial placements and factoring Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and PTVG tranche (%) Days past due at month-end With guarantee Without guarantee PTVG <=100 % PTVG >100% 0 1.86 2.68 4.91 1-29 11.60 13.45 22.93 30-59 25.33 26.92 45.30 60-89 41.31 41.31 61.63 Portfolio in default 100.00 100.00 100.00

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 46 Note 2 - Summary of Significant Accounting Policies, continued Loss Given Default (LGD) applicable according to PTVG tranche (%) Commercial generic transactions Factoring with or factoring without liability of the PTVG tranche liability of the assigner assigner PTVG <= 60% 5.00 3.20 With guarantee 60% <PTVG <= 75% 20.30 12.80 75% <PTVG <= 90% 32.20 20.30 90% < PTVG 43.00 27.10 Without guarantee 56.90 35.90 A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered. The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. In the case of specific guarantees, the PTVG ratio must be calculated independently for each secured transaction, as the division between the amount of the placement and the contingent credit exposure and the value of the collateral securing it. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general and specific guarantees considering any restriction. • Provisions associated with financing guaranteed by FOGAPE Covid 19 On July 17, 2020, the FMC requested the determination of specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses should be determined by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be made on an aggregate basis, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total amount of deductible applicable to them and proceed as follows, when the expected losses of the operations of a group to which the same deductible percentage is applicable, determined according to the above procedure are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for that of the guarantor, and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided for in numeral 4. 1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in accounts separate from commercial, consumer and mortgage provisions. As of December 31, 2022 and 2021, and January 1, 2022 the Bank has recorded provisions of MCh$8,721 MCh$19,650 and MCh$13,338, respectively. • Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 47 Note 2 - Summary of Significant Accounting Policies, continued The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. Non-compliant portfolio – Collectively assessed loan The group in default loan portfolio comprises all loans and 100% of the amount of contingent loans of debtors who at the end of a month are 90 days or more past due in the payment of interest or principal on any loan. It will also include debtors who have been granted a loan to leave in force a transaction that was more than 60 days overdue, as well as debtors who have been subject to forced restructuring or partial forgiveness of a debt. The following can be excluded from the group non-compliant portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, loans for financing higher education under Law No. 20,027, b) that do not yet meet the default conditions set forth in Circular No. 3,454 of December 10, 2008. All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section title II, Chapter B-2 of the Banking Compendium of Accounting Standards. In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the FMC, unless those debts are not material. (iii) Guarantees Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 48 Note 2 - Summary of Significant Accounting Policies, continued In all cases, for purposes of the standards established by the FMC, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans. 4) Leased assets. Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. 5) Factoring operations. Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the BCAS. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of December 31, 2022, the Bank maintained additional provisions for its commercial, consumer and mortgage loan portfolio amounting to MCh$175,501 (as of December 31, 2021, the Bank maintained additional provisions of MCh$133,323).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 49 Note 2 - Summary of Significant Accounting Policies, continued Impaired loans This portfolio is comprised of the following assets: • For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. • For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of BCAS, Chapter B-2, Title II "Impaired and written-off loans". The write-offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation. Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the BCAS, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. When a loan is overdue for a period of time that complies with the term listed below: Type of loan Term Consumer loans with or without collateral 6 months Consumer leasing 6 months Other operations of non real estate leasing 12 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Real estate leasing (commercial and home purchase) 36 months Mortgage loans for home 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 50 Note 2 - Summary of Significant Accounting Policies, continued Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the year. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the BCAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a written-off loan will not give rise to income as long as the transaction continues to be impaired, and the actual payments received must be treated as recoveries of written-off loans. The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off. u) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 810 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 838 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 811 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 51 Note 2 - Summary of Significant Accounting Policies, continued 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit. The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the BCAS, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent exposure FCC (1) 1) Freely disposable lines of credit with immediate cancellation 10% 2) Contingent credits linked to the CAE 15% 3) Letters of credit for goods movement transactions 20% 4) Other freely disposable lines of credit 40% 5) Commitments to purchase foreign debt in local currency 50% 6) Transactions related to contingent events 50% 7) Guarantees and sureties 100% 8) Other credit commitments 100% 9) Other contingent credits 100% (1) Credit conversion factor However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. v) Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. w) Income taxes and deferred taxes The Bank has recognized an expense (income) arising from gains or losses for each period, according to the applicable taxation rules for each country or jurisdiction it operates.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 52 Note 2 - Summary of Significant Accounting Policies, continued The income tax expense for the period includes the sum of current tax, which results from applying the current rates to the taxable profit for the period (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes. The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS. x) Provisions, contingent assets, and contingent liabilities A provision is a liability of uncertain timing or amount. Provisions are recorded in the Consolidated Statement of Financial Position when the Bank: • Has a present obligation (legal or constructive) as a result of past events, • It is probable that an outflow of resources will be required to settle these obligations, and • The amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligations covered, being for the purpose of these Consolidated Financial Statements, those detailed in note 24 "Provisions for contingencies", note 25 "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" and note 26 "Special provisions for credit risk". y) Employee benefits Employee benefitsShort-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 53 Note 2 - Summary of Significant Accounting Policies, continued These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: • As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash. • As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the year. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the year.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 54 Note 2 - Summary of Significant Accounting Policies, continued Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: • A decision of the entity to terminate the employee’s employment before the normal termination date; or • The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date. An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: • When the entity can no longer withdraw the offer of those benefits; and • When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. Cash-settled share-based payment transactions. The Bank recognizes a liability for cash-settled share-based payment transactions at fair value at the inception of each contract. Until the liability is settled, the Bank will remeasure the fair value of the liability at the end of each reporting period and at the settlement date, and will recognize any fair value variation in profit or loss for the period. z) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the years ended December 31, 2021 and 2020, the Bank provisioned 30% of its net income. This provision is recorded as a decrease in "Retained earnings" under "Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments" in the Consolidated Statement of Changes in Shareholders' Equity. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the General Bank Law. For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016). aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 55 Note 2 - Summary of Significant Accounting Policies, continued These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Assets received or foreclosed in payment are valued at the lower of initial value and net realizable value, i.e. fair value (independent appraisal) less costs to hold and dispose of, plus regulatory write-offs. Regulatory write-offs are required by the regulator if the asset is not sold within one year of receipt. Such net realizable value of an assets is determined mainly in conformity with the current market conditions, and should correspond to its fair value less the necessary costs to maintain and dispose it. In general, it is estimated that these assets will be disposed of within one year from the date of award. However, the regulator, by means of general rules, may establish that, in justified cases, the Bank may have an additional term of up to eighteen months for the disposal of the assets. In order to be eligible for the extension, the value of the asset must have been written off for accounting purposes, in compliance with Article 84 of the General Banking Law. bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non-current assets held for sale Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of December 31, 2022 and 2021 the Bank did not have any instruments that generated dilution.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 56 Note 2 - Summary of Significant Accounting Policies, continued ee) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS7) . For the preparation of the statement of cash flows, the Bank used the indirect method, in which from the consolidated income for the year before income tax, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities. For the preparation of the cash flow statement, the following items are considered: • Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. • Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, loans obtained from abroad, dividends received from investments, financial instruments at fair value through other comprehensive income and amortized cost, etc. • Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. • Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For the purposes of the statement of cash flows, cash and cash equivalents have been considered as cash and cash equivalents, the balances of "Cash and bank deposits" plus the net balance of operations in liquidation in progress, plus financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income with high liquidity and with insignificant risk of change in value, whose maturity does not exceed three months from the date of acquisition and the rights under resale agreements and securities lending that are in that situation. Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. Cash and cash equivalents balances and their reconciliation to the Consolidated Statement of Cash Flows are detailed in Note 7 “Cash and Cash Equivalents”. The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 57 Note 2 - Summary of Significant Accounting Policies, continued ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following: • Adjustments for changes in accounting criteria and correction of errors: which include changes in consolidated net equity arising as a result of the retrospective restatement of balances in the Consolidated Financial Statements due to changes in accounting criteria or correction of errors. • Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated. • Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity. gg) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown: • The consolidated income for the year. • Net amount of income and expenses recorded in equity as “Valuation accounts”. • Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 58 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted New accounting pronouncements introduced by FMC 1. Standards and interpretations issued in the current year Circular No. 2,305 - Amends Chapter C-1 of the BCAS. The aforementioned circular issued on February 16, 2022, amends Table No. 2 of Appendix No. 6 of Chapter C-1 of the Compendium of Accounting Standards (BCAS) for banks. This was included in the amendment to the BCAS agreed in Circular No. 2,249 of 2019, whose last update was published on October 7, 2021, through Circular No. 2,295. The aforementioned table is part of note 48 to be disclosed in the Financial Statements and refers to the level of solvency indicators for regulatory compliance. For the Financial Statements for the month of March, June and September 2022, Table 2, which is modified in this circular, shall be reported without the comparative of the previous period. The Bank has implemented the aforementioned Circular and made the required presentation in these Consolidated Financial Statements. Circular No. 2,310 - Eliminates files D58, D59, E20, E21 and E22 This circular issued on March 30, 2022, terminates the delivery of files D58, D59, E20, E21 and E22, all related to information on applications and granting of loans related to FOGAPE's guarantee programs Covid-19, Reactivation and Postponement. Consequently, the instructions corresponding to these files are deleted from the Information System Manual, and the sheets of the File Catalog that mention them are replaced. The Bank has implemented this Circular and has finalized the sending of the normative files mentioned. Circular No. 2,311 - Amendment to Chapter 21-6 Issued on April 4, 2022, due to a gap between the requirements established by the Financial Market Commission (referred to as “FMC”) and the European authority, paragraph 3.5 of Chapter 21-6 of the Updated Compilation of Standards (referred to as “RAN”) has been replaced in order to establish the criteria for giving a preferential treatment to the exposure to an international central counterparty (CCP). The regulations developed throughout this circular present the basis of, the details of the amendments made to, and the assessment of the impact of, the regulations proposed for public discussion. The Bank has implemented the aforementioned Circular and has concluded that its adoption does not have significant impacts on the Consolidated Financial Statements. Circular No. 2,312 - Amendment to Chapters 1-13 and 12-21 and definition of the validity of the files associated with market risk measurement On April 27, 2022, this circular was issued with the objective of moving forward towards a full implementation of the Basel III international standard in Chile, in all aspects, and avoiding the duplication of regulatory instructions, particularly in market risks measurement, adjustments are proposed to Chapter 12-21 of the RAN in line with those made by the Chilean Central Bank in its Chapter III.B.2.2 and Chapter 1-13, where stress tests involving market risks are incorporated. Thus, the specific objectives are reflected in the following adjustments:

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 59 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued − Eliminate the interest rate risk limits in the trading book and the currency risk limits, because such instructions are in Chapter 21-7 of the RAN that estimates the market risk-weighted assets. − Maintain the interest rate risk limits and the indexation risk limits in the banking book, despite the fact that such measurement is stipulated in Chapter 21-13 of the RAN, since the application of the latter regulation starts in April 2023. − Update references, definitions and instructions, mainly for the trading book and banking book, as stipulated in Chapter 21-7 of the RAN; disclosure of information to the public, stress tests incorporated in Chapter 1-13 of the RAN, among others. − Repeal requirements that do not belong with the new regulations, such as internal models measurement. − Clarify which information reports must be submitted to the Financial Market Commission that are associated with each of the market risk regulations and their implementation and validity timelines. The Bank has implemented the aforementioned Circular and has concluded that its adoption does not have significant impacts on the Consolidated Financial Statements. Circular No. 2,313 - Amendment to Chapter B-1 of the Compendium of Accounting Standards for Banks. On April 27, 2022, the FMC presented the changes made to the CNC to define the concept of corporate group to be used in the calculation of the aggregate exposure for the conformation of the group portfolio. The regulations developed throughout this circular present the basis of, the details of the amendments made to, and the assessment of the impact of, the regulations. The Bank has implemented the aforementioned Circular and has concluded that its adoption does not have significant impacts on the Consolidated Financial Statements. Circular No. 2,314 - Chapter 12-20 of the Updated Compilation of Rules for Banks and the Banking Information System Manual. Instructions Update. On June 6, 2022, the FMC, for the general objective of moving forward towards a full implementation of the Basel III international standard in Chile, in all aspects, and in accordance with the adjustments proposed by the Chilean Central Bank to Chapter III.B.2.1 of the Compendium of Financial Standards (referred to as “CNF” in Spanish), proposed adjustments to the current local liquidity regulations. The following are the specific objectives: - Accelerate the liquidity coverage ratio’s (LCR) phase-in by increasing to 100% the required minimum level beginning on June 1, 2022. - Modify the treatment of the LCR technical reserve, by accounting as ALAC the fraction of such reserve up to an amount that does not exceed the estimated run-off of on-demand deposits and obligations with respect to the involved banking company. - Repeal the regulatory limits applicable to local currency 30-day mismatches and 90-day local and foreign currency mismatches, but maintaining the limit applicable to 30-day foreign currency mismatches. - Introduce the “Internal Liquidity Adequacy Assessment Process” (ILAAP) as a trigger for a higher regulatory requirement that can be activated by the Financial Market Commission as a result of the supervisory process.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 60 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued - Gradually implement a regulatory limit to the Net Stable Funding Ratio (NSFR), starting with a requirement of 60% beginning on June 1, 2022, to reach a level of 100% by January 2026. - In table 87 of the Manual of the Information System (referred to as “MIS”), to calculate the NSFR, adjust definitions related to the concepts established in the regulations for the new framework for the measurement of capital adequacy and the main banking risks (Chapters 21-1 to 21-30 of the RAN) and their respective weightings. - Adjust the weightings of cash flows subject to national discretion in accordance with the Basel Committee on Banking Supervision (BCBS), when applicable, for the calculation of the NSFR (table 88 of the MIS), among other adjustments. The Bank has implemented the aforementioned Circular and has concluded that its adoption does not have significant impacts on the Consolidated Financial Statements. Circular No. 2,316 – Makes it more flexible to send information contained in files P38 and P39. On July 18, 2022, the FMC decided to make more flexible the information required in the P38 and P39 files, allowing to fill out some fields with zeros, due to the fact that the current level of implementation of the four-part model for the payment card industry has made it possible to separate the direct relationship that existed between the issuance, operation and acquisition of payment cards. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Interim Consolidated Financial Statements. Circular No. 2,319- Incorporates adjustments to files R08, MC1, MC2, MC3 and MC4 and Table 121 of the Bank Information System Manual related to the measurement and supervision of the loss component used in the computation of assets weighted by operational risk. On September 8, 2022, the FMC, in order to obtain the information required for the application of Chapter 21- 8 of the RAN for Banks, made modifications to the instructions of the files "Assets weighted by operational risk" (R08), “Global consolidated supplementary information” (MC1), “Individual supplementary information” (MC2), “Foreign branch supplementary information” (MC3) and “Local consolidated supplementary information” (MC4), respectively, together with adjustments to Table 121 of the Banks Information System Manual. In general terms, such adjustments consist of: − Clarify that recovery income cannot exceed the value of the loss of the same operational event. − Specify at which Basel level expenses and provisions that cannot be allocated to a particular loss event must be reported. − Enable, in the supplementary accounting information files, the report of negative net losses in the period due to operational loss events. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 61 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Circular No. 2,320 - Eliminates file C04 from the Banks Information System Manual. This Circular eliminates the delivery, as of September 21, 2022, of file C04 of the Accounting System, used to collect information on core capital, cash equity and credit risk-weighted assets, according to the methodology prior to the implementation of the Basel III framework, by virtue of Law No. 21,130. Consequently, the instructions corresponding to such file are deleted from the Banks Information System Manual, and the sheets of the Files Catalog that mention it are replaced. The Bank has implemented this circular and is no longer delivering the regulatory file mentioned above. Circular No. 2,321 – The FMC creates a new module called “Oficina de Partes” in its extranet On September 23, 2022, the FMC, in order to implement an ongoing electronic delivery and reception of other types of documentation that do not have a particular module enabled in the Extranet platform for electronic communication with financial institutions, developed a specific module called "Oficina de Partes" (module for delivering and receiving other type of information). In this regard, each financial institution is required to adequately enable and implement this module, and also to adopt the necessary measures to ensure its correct use. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Consolidated Financial Statements. Circular No. 2,323 - Amendment to Chapter B-6 and B-7 of the Compendium of Accounting Standards for Banks. On October 21, 2022, the FMC amended pages No. 3 of Chapter B-6 and No. 1 and Chapter B-7 of the Compendium of Accounting Standards for Banks, to include transactions denominated in Chilean pesos in the calculation of country risk and special provisions for foreign loans, because on December 24, 2020, the Central Bank of Chile (BCCH) broadly authorized the use of the Chilean peso in cross-border transactions. This relaxation of the exchange rate policy led to the amendment of the Compendium of International Exchange Regulations (CNCI), which was no longer applicable for the calculation of provisions regarding the distinction of credit transactions from Chile to foreign countries denominated and payable in foreign currency. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Consolidated Financial Statements. Circular No. 2,325 - Updates the regulations on the prevention of money laundering, financing of terrorism and non-proliferation of weapons of mass destruction. On November 9, the FMC updated the regulations on the prevention of money laundering, financing of terrorism and non-proliferation of weapons of mass destruction. The objective of the modifications is mainly focused on the identification of the final beneficiary, the due diligence of the clients determined under a risk-based approach, in addition to a greater emphasis on the prevention and detection of terrorist financing. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 62 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Circular No. 2,328 - Repeals transitory provision of Chapter 12-14 of the Updated Compilation of Standards for Banks. On December 19, 2022, the FMC repeals the transitory provision of Chapter 12-14 of the Updated Compilation of Standards for Banks. After determining that the additional effective equity requirements, by application of Article 35 bis of the General Banking Law in force, as amended by Law No. 21.130, are covered by other legal requirements of effective equity associated with the Basel framework, the FMC has resolved to eliminate such requirement from this date. In accordance with the aforementioned, number 6 of Chapter 12-14 of the Updated Compilation of Standards is eliminated. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Consolidated Financial Statements. 2. Standards and interpretations issued and not yet effective Circular No. 2,317 - Updates instructions of Chapter 18-5 of the RAN, regarding information on debtors of financial institutions. On July 29, 2022, in line with the process of improving the current register of debtors under the regulatory adjustment of Chapter 18-5 of the RAN, the FMC established a concrete framework that ensures the correct treatment and use of the data from the debtors list, under higher protection standards. This is achieved by requiring an Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish), so that the internal governance of the institutions receiving the list is particularly rigorous in terms of controls on the confidentiality of the information, ensuring compliance with the restrictions on use and access, and compatibility with international best practices. In connection with the above, the following amendments are made to Chapter 18-5 of the RAN for Banks: − Create Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish). − Appointment of an individual in charge of granting access to the different information views. − The register with access permits must be updated at least annually. − The right of access must be included; the right of rectification or modification in case the owner proves that the personal data is erroneous, inaccurate or outdated; and the right of cancellation, if applicable (it may be demanded in person or by digital means). − There must be systems that allow for the full registration and follow-up of claims; the preservation of files shall be governed by the provisions of RAN 1-10². − The policy must have the protection mechanisms contemplated in RAN 20-10³. − It must be approved by the Board of Directors (it must be updated, approved and audited, both internally and externally, at least once per calendar year). This circular will be effective as of July 1, 2023. Management is in the process of implementing the standard and believes this standard will have no impact on the presentation of the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 63 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Circular No. 2,318 - Incorporates new files R13 and R14 to the Risk System of the Banks Information System Manual involving the measurement and supervision of risks related to the Banking Book Market Risk (“RMLB” for its acronym in Spanish) and the Credit Concentration Risk (“RCC” for its acronym in Spanish). On August 12, 2022, the FMC, in order to obtain the information required for the application of Chapter 21-13 of the RAN for Banks, created files R13 "Banking Book Market Risk" and R14 "Credit Concentration Risk". As a result of the aforementioned amendments, effective July 13, 2023, the file C40 "Cash flows associated with interest rate and indexation risks in the banking book" of the Banks Information System Manual will no longer be reported. The latest information will be the one submitted as of June 30 of that year. It will be effective as of July 13, 2023. The Bank's Management will evaluate the impact that this standard will have on the presentation of Consolidated Financial Statements. Circular 2.326 - Amends Chapters 18-5 and 20-6 of the Updated Compilation of Standards for Banks. Eliminates the requirement of having an enforceable document for the reporting of debtor information. On November 18, 2022, the FMC amended the requirement of the existence of a valid and effective enforceable document for the reporting of debt with a delinquency of 90 days or more. This amendment is mainly due to the failure to comply with the way in which this type of product operates in practice and to ensure that the information contained in the consolidated list of debtors continues to fulfill its purpose, which is that the institutions regulated in accordance with the provisions of the General Banking Law adequately assess the credit risk of their portfolios. However, note that the guiding criteria established in the aforementioned instructions are preserved, so it is the responsibility of the regulated institutions to maintain the backup information that proves the existence of the debt (through a promissory note, mutual or other type of contract), as well as the evidence of the collection efforts. The Bank's management is in the process of implementing the aforementioned Circular and believes its adoption will have no significant impact on the Consolidated Financial Statements. General Standard No. 484 - Commissions on credit operations, Law No. 18.010 and adjustment of current contracts. On August 5, 2022, the FMC has deemed it appropriate to establish the criteria and conditions to be met by the fees charged to the debtor of a credit operation in respect of money credit operations under Law 18.010. The Bank's management is in the process of implementing the aforementioned Circular and anticipates that its adoption will not have a significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 64 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued New accounting pronouncements introduced by IASB 1. Standards and Interpretations that have been issued in the current year. Amendment to IFRS 3 "Business Combinations” to update a reference to the Conceptual Framework On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements. The changes in Reference to the Conceptual Framework (Amendments to IFRS 3): - Update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework; - Add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and - Add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Consolidated Financial Statements. IFRS 9 “Financial instruments” On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the standard already issued along with a new expected loss model and minor modifications to the classifications and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value through other comprehensive income for certain debt instruments. It also includes additional guidance on how to apply the business model and contractual cash flow characteristics tests. On October 12, 2017, "Amendment to IFRS 9: Early Termination Features with Negative Compensation", which clarifies that under the current requirements of IFRS 9, the conditions set out in Test SPPI are not met if the Bank must make a settlement payment when the customer decides to terminate the loan. With the introduction of this amendment, in relation to termination rights, it is allowed to measure at amortized cost (or VROCI) in the case of negative compensation. At the local level, the FMC of Banks has established that this standard is part of the new BCAS applicable as of January 1, 2022, except in relation to impairment on financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5. 4.3. and 5.4.4. with respect to placements ("Due from Banks" and "Loans and accounts receivable from customers", nor on contingent credits), since the criteria for these matters are defined in chapters B-1 and B-3 of the aforementioned Compendium. The Bank's management has finalized the adoption of IFRS 9 and its effects are presented in Note 4 - Accounting Changes to these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 65 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Consolidated Financial Statements. Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract may be incremental costs of performing that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to the performance of contracts (an example would be the allocation of the depreciation charge for a contract). Item of property, plant and equipment used to fulfill the contract). The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Consolidated Financial Statements. Annual improvements to IFRS standards 2018–2020 On May 14, 2020, the IASB issued Annual Improvements to IFRS 2018-2020. The pronouncement contains amendments to four International Financial Reporting Standards (IFRS): IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 66 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities: The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. IFRS 16 Leases- Lease incentives: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example. IAS 41 Agriculture. Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank's management has concluded that the adoption of the improvements has no significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 67 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued 2. Standards and interpretation issued but not yet effective. Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgments On February 12, 2021, the IASB issued amendments to IAS 1 that require companies to disclose their significant accounting policy information rather than their significant accounting policies and issued amendments to IFRS Practice Statement 2 to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Bank's management is evaluating the potential impact of the adoption of these amendments on its Interim Consolidated Financial Statements. Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies. On February 12, 2021, the IASB issued this amendment which is intended to assist preparers in deciding which accounting policies should be disclosed in their financial statements. The amendments include: − An entity is required to disclose its material accounting policy information rather than its significant accounting policies; − An explanation is provided on how an entity can identify material accounting policies and examples are given of when accounting policies are likely to be material; − The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity's financial statements would need it to understand other material information in the financial statements; and − The amendments clarify that, if an entity discloses immaterial accounting policy information, such information does not obscure material accounting policy information. In addition, IFRS Practice Statement 2 has been amended by adding examples to explain and demonstrate the application of the "four-step materiality process" to accounting policy information to support the amendments to IAS 1. The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Bank's management will evaluate the impact that this amendment will have on the presentation of the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 68 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. On February 12, 2021, the IASB published amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates apply prospectively only to future transactions and other future events, but changes in accounting policies generally also apply retrospectively to past transactions and other past events. The amendments to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Bank's management is evaluating the potential impact of the adoption of these amendments on its Consolidated Financial Statements. Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction. On May 7, 2021, an amendment was issued on the treatment of deferred taxes on transactions such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that there are deductible and taxable temporary differences for the same amount. The amendments are effective for years beginning on January 1, 2023, with early application permitted. The Bank's management is evaluating the potential impact of the adoption of this amendment on its Consolidated Financial Statements. Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28) The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Companies and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and those of IAS 28 (2011) in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) the entire generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The effective date for these amendments is yet to be determined because the IASB is awaiting the results of its research project on the equity method accounting. These amendments must be applied retrospectively and early adoption is permitted, which must be disclosed. The Bank's management will await the new effective date to evaluate the potential effects of these amendments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 69 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendments to IFRS 16 - Lease liability on a sale and leaseback. On September 22, 2022, the IASB issued this amendment which clarifies how a selling lessee subsequently measures sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted for as a sale. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease. The effective date for the amendments is January 01, 2024. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Consolidated Financial Statements. Amendment to IAS 1 Presentation of Financial Statements - Non-current Liabilities with Covenants On October 31, 2022, Amendments to IAS 1 was issued, which aims to improve the information companies provide about long-term debt with covenants. Such amendment specifies that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The IASB expects the amendments to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 70 Note 4 - Accounting Changes On December 20, 2019, the FMC issued Circular Letter No. 2,243 "Compendium of Accounting Standards for Banks" (BCAS), which mainly incorporates the new amendments introduced by the International Accounting Standards to the International Financial Reporting Standards (IFRS) during the last few years, particularly IFRS 9, 15 and 16, also in Chapter A2 of the BCAS, it establishes new limitations or precisions due to the need to follow more prudential criteria. Among the main topics in addition to those mentioned above are the following: • Chapter B-2 Provisions for credit risk - The criterion for the suspension of the recognition of interest income, readjustments and commissions on an accrual basis is modified, which will be applicable to any credit that is more than 90 days past due, whether the credit is subject to individual or group evaluation. • Chapters C-1 and C-2 Impaired loans and write-offs - Among the most important changes introduced to the BCAS are the modification of the formats for the Statement of Financial Position and the Statement of Income for the Period, in accordance with the adoption of IFRS 9. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flows Statement are defined, incorporating more precise guidelines for the preparation of these. In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same BCAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified. Additionally, Chapter C-1 incorporates the requirement of a financial report accompanying the Financial Statements and their notes. It must be prepared in accordance with IFRS Practice Statement N°1 "Management Commentary". On October 7, 2021, the FMC, through Circular Letter No. 2,295, updated the new BCAS to incorporate the accounting information necessary for the consistency of the Financial Statements with the implementation of Basel III standards. Specifically, the amendments included: a) IFRS 9 in the accounting treatment of instruments eligible for additional capital tier 1 (AT1) and tier 2 (T2) 2. b) IAS 8 for errors due to events associated with operational risk events. c) IAS 37 for the determination of provisions for operational risk. In addition, Chapter B-1 on aggregate exposure for group commercial portfolio was modified and a longer term was proposed for its adoption independent of the first application date of the BCAS, and consistency adjustments were incorporated in the Manual of the Information System ("MSI") for Banks, in order to make

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 71 Note 4 - Accounting Changes, continued some regulatory files of the Accounting and Product System compatible with the modifications made to the BCAS. The new BCAS and its amendments are applicable as of January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative financial statements to be published as of March 2022. While the group assessment criterion must be considered as of July 1, 2022. The impacts from the transition should be recorded against the equity item "Reserves nt derived from earnings" on January 1, 2021. Until the end of 2021, the Bank issued its consolidated financial statements in accordance with the accounting standards issued by the Financial Market Commission in the BCAS version dated November 9, 2007. As of 2022, the Bank issues its consolidated financial statements in accordance with a new regulatory body, which corresponds to the updated version of the BCAS version December 20, 2019 including the amendments of October 7, 2021. The figures included in these consolidated financial statements referring to the period 2021 have been adjusted in order to present them with the same principles and criteria applied in 2022. Therefore, the Bank presents these pro-forma financial statements for the year 2021. As a result of the application of these new accounting standards, the Bank adopted a transition plan to them which includes, among other things, an analysis of the differences in accounting criteria, the selection of the accounting criteria to be applied in cases where alternative treatments are permitted, and the evaluation of procedural changes and information systems. The main impacts of the implementation of the new Compendium of Accounting Standards for Banks, both at the Statement of Financial Position and Income Statement levels, are detailed and explained below. a) Reconciliation of equity according to the new Compendium of Accounting Standards. The main adjustments to equity resulting from the migration to the new Compendium of Accounting Standards are as follows: Equity before regulatory changes Explanation (1) As of January 1, 2021 As of December 31, 2021 MCh$ MCh$ 2,388,326 3,352,342 Adjustments: Investments in companies i 2.181 2.604 Financial assets at amortized cost ii — 102.815 Impairment due to credit risk CA and FVTOCI iii — — Suspension of interests iv — (3.638) Provision associated with freely disposable lines of credit with automatic cancelation v 7.112 9.868 Deferred taxes on adjustments vi (2.142) (29.348) Subtotal adjustments 7.151 82.301 Total Adjusted Equity 2,395,477 3,434,643 (1) The nature of the main adjustments is explained in detail in letter h).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 72 Note 4 - Accounting Changes, continued b) Reconciliation of the result according to the new Compendium of Accounting Standards The main reclassifications and adjustments arising from the migration to the new Compendium of Accounting Standards in the income statement are as follows: Explanation (1) As of December 31, 2021 Result before regulatory changes 278.810 Adjustments: Impairment due to credit risk CA and FVTOCI iii (24) Provision associated with freely disposable lines of credit with immediate cancelation v 2.756 Deferred taxes on adjustments vi (758) Total adjustments 1.974 Total result according to BCAS 280.784 Attributable to: Owners of the Bank 279.765 Non-controlling interest 1.019 These adjustments, both in equity and in income, are generated by the adoption of the new Compendium of Accounting Standards of the FMC, therefore they do not correspond to the recognition of prior years' errors in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors": c) Opening Consolidated Statement of Financial Position in accordance with the new Compendium of Accounting Standards. As previously mentioned, as of January 1, 2021, the provisions of the new Compendium of Accounting Standards were applied retroactively in order to prepare the respective opening consolidated statement of financial position under these new accounting standards. The reconciliation of the balances of the statement of financial position is presented below: - Old BCAS: Are those contained in the consolidated financial statements of the Bank and its subsidiaries as of January 1, 2021, which were prepared in accordance with the accounting criteria and principles previously in effect. - Reclassification: Necessary to homogenize the accounting policies applied by the Bank, in accordance with the standards established by the Compendium of Accounting Standards issued by the FMC. - Adjustments: Changes originating mainly in the criteria for classification and measurement of financial instruments and accounting policies modified by the new standards. - Opening balances: These are those resulting from considering the reclassification effect and adjustments to closing balances.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 73 Note 4 - Accounting Changes, continued The main adjustments caused by the transition of the new Compendium of Accounting Standards in the consolidated equity, are the following: As of January 1, 2021 Closing Opening balances Reclassifications Adjustments balances Explanation (1) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and cash equivalents, 3,089,072 — — 3,089,072 Cash in process of being cleared 173,192 — — 173,192 Financial assets held for trading at fair value through profit or loss 4,563,172 (306,472) — 4,256,700 Derivative instruments 3,982,803 (306,472) — 3,676,331 Debt financial instruments 545,352 — — 545,352 Other 35,017 — — 35,017 Non-trading financial assets mandatorily measured at fair value through profit or loss — — — — Financial assets at fair value through profit or loss — — — — Financial assets at fair value through other comprehensive income 3,964,720 (4,615) — 3,960,105 Debt financial instruments 3,964,720 (4,615) — 3,960,105 Other — — — — Financial derivative contracts for accounting hedging — 306,472 — 306,472 Financial assets at amortized cost 21,909,607 — — 21,909,607 Rights under resale agreements and securities lending agreements 105,580 — — 105,580 Debt financial instruments 111,643 — — 111,643 Interbank loans 7,115 — — 7,115 Credits and accounts receivable from customers - Commercial 14,133,985 — — 14,133,985 Credits and accounts receivable from customers - Mortgage 5,225,837 — — 5,225,837 Loans and accounts receivable from customers - Consumer 2,325,447 — — 2,325,447 Investments in companies 11,983 4,618 2,181 18,782 i Intangible assets 718,683 — — 718,683 Fixed assets 56,020 — — 56,020 Assets for right to use leased assets and obligations under lease contracts 170,603 — — 170,603 Current tax assets 64,699 — — 64,699 Deferred tax assets 314,112 — (2,142) 311,970 vi Other assets 602,769 (14,627) — 588,142 Non-current assets and disposal groups and liabilities included in disposal groups — 14,624 — 14,624 TOTAL ASSETS 35,638,632 — 39 35,638,671 LIABILITIES Cash in process of being cleared 154,232 — — 154,232 Financial liabilities held for trading at fair value through profit or loss 3,673,591 (162,450) — 3,511,141 Derivative instruments 3,673,591 (162,450) — 3,511,141 Other — — — — Financial liabilities at fair value through profit or loss — — — — Financial derivative contracts for accounting hedging — 162,450 — 162,450 Financial liabilities at amortized cost 28,286,278 (1,081,031) — 27,205,247 Demand deposits and other obligations 6,197,406 — — 6,197,406 Time deposits and other loans 11,433,064 — — 11,433,064 Obligations under repurchase agreements and securities lending transactions 638,851 — — 638,851 Borrowings from financial institutions 3,798,978 — — 3,798,978 Debt instruments issued 6,204,856 (1,081,031) — 5,123,825 Other financial obligations 13,123 — — 13,123 Lease liabilities 151,885 — — 151,885 Issued regulatory capital financial instruments — 1,081,031 — 1,081,031 Provisions for contingencies 95,314 26,699 — 122,013 Provisions for dividends, interest payments and repricing of bonds with no fixed maturity date — — — — Special provisions for credit risk 186,969 — (7,112) 179,857 v Current tax assets 1,766 — — 1,766 Deferred tax assets 237 — — 237 Other liabilities 700,034 (26,699) — 673,335 Liabilities included in disposable groups for sale — — — — TOTAL LIABILITIES 33,250,306 — (7,112) 33,243,194 EQUITY Capital 1,862,826 — — 1,862,826 Reserves 426,712 — 4,720 431,432 Accumulated other comprehensive income 25,873 — 2,082 27,955 Items not reclassified to profit or loss (5,660) — 1,994 (3,666) Items that may be reclassified to profit or loss 31,533 — 88 31,621 Retained earnings (losses) from prior years — — — — Net income (loss) for the year — — — — Less: Provision for dividends, interest payments and repricing of bonds with no fixed maturity date — — — — Of Owners of the Bank: 2,315,411 — 6,802 2,322,213 Non-controlling interest 72,915 — 349 73,264 TOTAL EQUITY 2,388,326 — 7,151 2,395,477 TOTAL LIABILITIES AND EQUITY 35,638,632 — 39 35,638,671 (1) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 74 Note 4 - Accounting Changes, continued d) Pro-forma Statements of Financial Position In order to present comparative financial statements for the year 2022, the Bank prepared a set of pro-forma financial statements for the year 2021, as follows is the formulation of the pro-forma Statements of Financial Position as of December 31, 2021: As of December 31, 2021 Former BCAS Reclassification Implementation Adjustments New BCAS Explanation (1) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 3,473,392 — — 3,473,392 Cash in process of being cleared 438.496 — — 438.496 Financial assets held for trading at fair value through profit or loss 3,312,529 (83.123) — 3,229,406 Derivative instruments 2,980,926 (83.123) — 2,897,803 Debt financial instruments 291.761 — — 291.761 Other 39.842 — — 39.842 Non-trading financial assets mandatorily measured at fair value through profit or loss — — — — Financial assets at fair value through profit or loss — — — — Financial assets at fair value through other comprehensive income 2,876,386 (3.703) — 2,872,683 Debt financial instruments 2,876,386 (3.703) — 2,872,683 Other — — — — Financial derivative contracts for accounting hedging — 83.123 — 83.123 Financial assets at amortized cost 25,602,676 — 99.177 25,701,853 ii - iv Rights under resale agreements and securities lending agreements 606.178 — — 606.178 Debt financial instruments 959.972 — 102.815 1,062,787 ii Interbank loans 80.554 — — 80.554 Credits and accounts receivable from customers - Commercial 15,105,510 — (2,891) 15,102,619 iv Credits and accounts receivable from customers - Housing 6,194,059 — (581) 6,193,478 iv Loans and accounts receivable from customers - Consumer 2,656,403 — (166) 2,656,237 iv Investments in companies 13.257 3.706 2.604 19.567 i Intangible assets 699.344 — — 699.344 Fixed assets 51.057 — — 51.057 Right-to-use assets 131.657 — — 131.657 Current taxes 58.184 — — 58.184 Deferred taxes 304.538 — (29,348) 275.190 vi Other assets 822.766 (14.027) — 808.739 Non-current assets and disposable groups for sale — 14.024 — 14.024 TOTAL ASSETS 37,784,282 — 72.433 37,856,715 LIABILITIES Cash in process of being cleared 424.358 — — 424.358 Financial liabilities held for trading at fair value through profit or loss 2,925,587 (168.245) — 2,757,342 Derivative instruments 2,925,587 (168.245) — 2,757,342 Other — — — — Financial liabilities at fair value through profit or loss — — — — Financial derivative contracts for accounting hedging — 168.245 — 168.245 Financial liabilities at amortized cost 29,863,242 (1,153,045) — 28,710,197 Demand deposits and other obligations 7,576,095 — — 7,576,095 Time deposits and other loans 10,097,443 — — 10,097,443 Obligations under repurchase agreements and securities lending transactions 466.006 — — 466.006 Borrowings from financial institutions 4,918,423 — — 4,918,423 Debt instruments issued 6,762,840 (1,153,045) — 5,609,795 Other financial obligations 42.435 — — 42.435 Lease liabilities 115.544 — — 115.544 Regulatory capital financial instruments issued — 1,153,045 — 1,153,045 Provisions for contingencies 392.265 (242.990) — 149.275 Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued — 83.342 — 83.342 Special provisions for credit risk — 187.507 (9,868) 177.639 v Current taxes 1.332 — — 1.332 Deferred taxes — — — — Other liabilities 709.612 (27.859) — 681.753 Liabilities included in disposable groups for sale — — — — TOTAL LIABILITIES 34,431,940 — (9.868) 34,422,072 EQUITY Capital 2,688,131 — — 2,688,131 Reserves 470.873 — 2.647 473.520 Accumulated other comprehensive income (75.668) — 77.537 1.869 Items not to be reclassified to profit or loss (3.574) — 2.379 (1.195) Items that may be reclassified to profit or loss (72.094) — 75.158 3.064 Retained earnings (losses) from prior years — — — — Net income (loss) for the year 277.806 — 1.959 279.765 Less: Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued (83.342) — — (83.342) Of Owners of the Bank: 3,277,800 — 82.143 3,359,943 Non-controlling interest 74.542 — 158 74.700 TOTAL EQUITY 3,352,342 — 82.301 3,434,643 TOTAL LIABILITIES AND EQUITY 37,784,282 — 72.433 37,856,715 (1) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 75 Note 4 - Accounting Changes, continued e) Pro-forma Income Statements As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, as follows is the formulation of the pro-forma Statements of Income as of December 31, 2021: As of December 31, 2021 Former BCAS Reclassification Adjustments (*) New BCAS Explanation MCh$ MCh$ MCh$ MCh$ (1) Interest income 1,650,982 (493.347) — 1,157,635 Financial expenses (711.195) 365.445 — (345.750) Net interest income 939.787 (127.902) — 811.885 Indexation income — 482.408 — 482.408 Indexation expenses — (365,535) — (365.535) Net indexation income — 116.873 — 116,873 Commission income 226.809 11.136 — 237.945 Fee and commission expense (73.267) — — (73.267) Net commission income 153.542 11.136 — 164.678 Financial result from: Financial assets and liabilities held for trading 54.424 5.914 — 60.338 Non-trading financial assets mandatorily measured at fair value through profit or loss — — — — Financial assets at fair value through profit or loss — — — — Gain or loss on derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through ORI — (10.064) — (10.064) Foreign exchange, restatement and accounting hedging of foreign currencies 149.165 30.557 — 179.722 Reclassifications of financial assets due to change in business model — — — — Other financial result — 3.844 — 3.844 Financial income (loss), net 203.589 30.251 — 233.840 Income (loss) from investment in companies 1.583 269 — 1.852 Result from non-current assets and disposal groups not eligible for discontinued operations — (1.839) — (1.839) Other operating income 29.278 (10.114) — 19.164 TOTAL OPERATING INCOME 1,327,779 18.674 — 1,346,453 Employee benefit obligation expense (306,720) — — (306.720) Administrative expenses (257.970) — — (257.970) Depreciation and amortization (101.583) — — (101.583) Impairment of non-financial assets (91) — — (91) Other operating expenses (48.533) 12.311 — (36.222) TOTAL OPERATING EXPENSES (714.897) 12.311 — (702.586) OPERATING INCOME BEFORE CREDIT LOSSES 612.882 30.985 — 643.867 Credit losses on account of: Provisions for credit risk due from banks and loans and accounts receivable from customers, (221.686) (94.858) — (316.544) Special provisions for credit risk — 358 2.756 3.114 v Recovery of written-off loans — 63.515 — 63.515 Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through OCI — — (24) (24) iii Credit loss expense (221.686) (30.985) 2.732 (249.939) OPERATING INCOME 391.196 — 2.732 393.928 Income from continuing operations before taxes 391.196 — 2.732 393.928 Income taxes (112.386) — (758) (113.144) Income (loss) from continued operations after taxes 278.810 — 1.974 280.784 Income from discontinued operations before taxes — — — — Taxes from discontinued operations — — — — Income from discontinued operations after taxes — — — — CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278.810 — 1.974 280.784 Attributable to: Owners of the Bank 277.806 — 1.959 279.765 Non-controlling interest 1.004 — 15 1.019 Earnings per share of the owners of the Bank: Basic earnings 0.464 — 0.003 0.467 Diluted earnings 0.464 — 0.003 0.467 (1) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 76 Note 4 - Accounting Changes, continued f) Pro-forma Statements of Other Comprehensive Income As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, the following is the formulation of the pro-forma Statements of Other Comprehensive Income as of December 31, 2021: As of December 31, 2021 Former BCAS Reclassification Adjustments New BCAS Explanation (1) MCh$ MCh$ MCh$ MCh$ CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278.810 — 1.974 280.784 Other comprehensive income for the year of: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS Re-measurement of net defined benefit liabilities (assets) 3.409 — — 3.409 Changes in fair value of equity instruments designated at fair value through other comprehensive income — (891) 423 (468) i Changes in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE INCOME TAXES 3.409 (891) 423 2.941 Income tax on other comprehensive income that will not be reclassified to profit or loss (274) 246 — (28) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX 3.135 (645) 423 2.913 ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS Changes in fair value of financial assets at fair value through other comprehensive income (160.638) 891 102.250 (57.497) i-iii Translation differences for foreign entities 44.057 — — 44.057 Accounting hedge of net investments in foreign entities (25.341) — — (25,341) Cash flow hedge accounting 46.270 — — 46.270 Non-designated elements of accounting hedging instruments — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES (95.652) 891 102.250 7.489 Income taxes on other comprehensive income that can be reclassified to profit or loss 36.297 (246) (27.755) 8.296 vi TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX (59.355) 645 74.495 15.785 TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR (56.220) — 74.918 18.698 CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR 222.590 — 76.892 299.482 Attributable to: Owners of the Bank 220.963 — 76.877 297.840 Non-controlling interest 1.627 — 15 1.642 (1) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 77 Note 4 - Accounting Changes, continued g) Pro-forma Statement of Cash Flows In order to provide a reconciliation between the Statement of Cash Flows presented under the previous accounting standards for the years ended December 31, 2021 and the one included in these financial statements, the formulation of this pro-forma statement is presented below: 2021 MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the year before income taxes 393,928 Charges (credits) to income that do not represent cash (930.001) Depreciation and amortization 101,583 Provisions for loans, accounts receivable and others 285,201 Loss (gain) from assets received in lieu of payment 7,093 Impairment 91 Provisions for contingencies 1,038 Fair value adjustment for trading instruments 65,695 Net interest income (1,226,291) Fee and commission income (226,809) Fee and commission expense 73,267 Net foreign exchange loss (gain) (149,165) Loss (gain) in sale of fixed assets (86) Loss (gain) on goods received in lieu of payment (5,758) Revenues from sales of investments in other companies — Profit from increase of participation in companies (507) Other charges and (credits) that do not represent cash movements 144,647 Changes due to increase/decrease in assets and liabilities affecting EBITDA 96,375 Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss 67,766 Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income 186,771 Decrease (increase) in securities lending and borrowing agreements (194,686) Decrease (increase) in debt financial instruments (89,802) Decrease (increase) in Interbank loans and loans and borrowings (2,344,142) Increase (decrease) in Financial liabilities at amortized cost 43,068 Decrease (increase) in deferred tax assets and liabilities (53,599) Decrease (increase) in other assets and liabilities (101,382) Loans obtained 3,975,153 Payments of loans obtained (2,426,902) Interest paid (638,567) Earned interests 1,639,859 Net commissions 117,759 Tax payments (103,018) Sale of goods received in payment or foreclosed 18,097 Total net cash flows provided by (used in) operating activities (439.698) CASH FLOWS FROM INVESTING ACTIVITIES: Acquisitions of investments in companies (978) Disposals of investments in companies — Dividends received from investments in companies 1.363 Acquisitions of fixed assets (46.170) Disposals of fixed assets 98 Acquisitions of intangible assets — Disposals of intangible assets — Total net cash flows provided by (used in) investing activities (45.687) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners' interest Redemption and payment of interest/principal on letters of credit (45) Issuance of current bonds 794.125 Redemption and payment of interest / principal of current bonds (470.437) Payment of interest / principal on lease obligations (31.547) Issuance of subordinated bonds — Payment of interest and principal on subordinated bonds (53.737) Issuance of bonds with no fixed term to maturity — Redemption and payment of interest on bonds with no fixed maturity date — Issuance of preferred stock — Redemption of preferred stock and payment of dividends on preferred stock — Increase in paid-in capital by issuance of common shares 825.305 Payment of common stock dividends (2) Attributable to non-controlling interest Payment of dividends and/or withdrawals of paid-in capital made with respect to subsidiaries corresponding to non-controlling interest — Net CaTotal net cash flows provided by (used in) financing activities 1,063,662 CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR 972.205 EFFECT OF CHANGES IN EXCHANGE RATES 289.687 OPENING BALANCE OF CASH AND CASH EQUIVALENTS 4,506,256 CLOSING BALANCE OF CASH AND CASH EQUIVALENTS 5,374,220

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 78 Note 4 - Accounting Changes, continued h) Description of the main adjustments i. Investments in companies: this item includes the valuation of minority equity investments in companies to which paragraph 5.7.5 of IFRS 9 is applicable regarding the irrevocable presentation after initial recognition of changes in the fair value of such instruments against other comprehensive income. ii. Financial assets at amortized cost (debt financial instruments): this item includes the adoption of IFRS 9, which has resulted in changes in our current accounting policies for recognition, classification and measurement of financial assets. iii. Impairment of financial instruments: recognition of the value for expected credit losses on a financial asset that is measured in accordance with paragraphs 4.1.2 or 4.1.2A, subject to the limitations defined in paragraph 5 of Chapter A-2. iv. Suspension of interest: the criterion for the suspension of interest and readjustment income on an accrual basis is modified to suspend all transactions with defaults of more than 90 days as provided in Chapter B-2 of the Compendium. v. Special provisions for credit risk: Change in the credit conversion factor in accordance with Chapter B-3, unrestricted lines of credit with automatic cancellation. vi. Deferred taxes: this line includes the tax effects (deferred taxes) generated by temporary differences arising from the aforementioned adjustments, whether they directly affect shareholders' equity or the consolidated statement of income.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 79 Note 5 - Significant Events As of December 31, 2022, the following significant events have influenced the operations of the Bank and its subsidiaries or these Consolidated Financial Statements: ITAÚ CORPBANCA Acquisition of Itaú Corpbanca Colombia shares owned by CorpGroup On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.P.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%. Itaú Corpbanca directly acquired approximately 7.89% of the share capital of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. - acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., the share capital of which is wholly owned by Itaú Corpbanca, was duly authorized by the Financial Market Commission and by the Central Bank of Chile for this purpose. The total price of US$414,142,063.66 would result in an estimated impact of -1.37 percentage points on Itaú Corpbanca's Common Equity Tier 1 (CET1) capital, on a fully loaded basis, in accordance with Basel III standards (using the exchange rate of CLP$804.17 per US$1 as of February 16, 2022). Considering the information at the end of January, the aforementioned impact and the applicable regulations of the Financial Market Commission, Itaú Corpbanca estimates that its total capital ratio, according to current Basel III standards, will be 15.47% and its CET1 fully loaded capital will be 9.5%. Additional information regarding capital requirements is presented in Note 48. 2022 Ordinary Shareholders' Meeting Resolutions At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 24, 2022, the following resolutions, among others, were adopted: a) Total Renewal of the Board of Directors The following eleven (11) regular directors and two (2) alternate directors were elected, in accordance with Itaú Corpbanca's bylaws:

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 80 Note 5 - Significant Events, continued - Regular directors: 1. Jorge Andrés Saieh Guzmán; 2. Ricardo Villela Marino; 3. Diego Fresco Gutiérrez; 4. Leila Cristiane Barboza Braga de Melo; 5. Matías Granata; 6. Milton Maluhy Filho; 7. Pedro Paulo Giubbina Lorenzini; 8. Rogerio Carvalho Braga; 9. Pedro Samhan Escándar; 10. Gustavo Arriagada Morales; and 11. Fernando Concha Ureta - Alternate directors: 1. Álvaro F. Rizzi Rodrigues. 2. Tatiana Grecco. Gustavo Arriagada Morales, Pedro Samhan Escándar and Fernando Concha Ureta were appointed as independent directors, in accordance with Article 50 bis of Law No. 18,046 on Corporations. b) Distribution of dividends The meeting approved the distribution of 30% of the 2021 fiscal year profits, which amounts to CLP$83,341,869,534, as a dividend to the shareholders, among the total of the 973,517,871,202 subscribed and paid shares of the Bank and which, therefore, corresponds to a dividend of CLP$0.0856089775 per share. In addition, the Board approved that the remaining 70% of the profits be retained. Acquisition of shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC On November 5, 2019, Itaú Corpbanca entered into a purchase and sale agreement, as subsequently amended on December 18, 2020, whereby it agreed to acquire shares representing approximately 20% of the shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC. On March 25, 2022, after obtaining regulatory approvals in Colombia, Chile and Brazil, Itaú Corpbanca acquired, directly and indirectly, 4,800 Itaú Corredor de Seguros Colombia S.A. shares owned by Helm LLC for a total price of US$3,188,323. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.99% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%. Itaú Corpbanca directly acquired approximately 15% of the share capital of Itaú Corredor de Seguros Colombia S.A. and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S.S. - acquired the remaining 5%.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 81 Note 5 - Significant Events, continued Acquisition of MCC Entities On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca (the "Bank"), Itaú Unibanco Holding S.A., Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement"), Itaú Corpbanca moved forward and acquired all of the shares in MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda., it acquired all of the shares in MCC S.A. Corredores de Bolsa. The total price for all the above transactions was US$30,727,453 (Thirty million seven hundred and twenty-seven thousand four hundred and fifty-three United States dollars). As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved, in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares. Additionally, on June 1, 2022, an extraordinary shareholders' meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada. As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa. Termination of the Transaction Agreement and the Shareholders Agreement On July 14, 2022, Itaú Corpbanca informed by means of an Essential Event the following: As is publicly known, Corp Group Banking S.A. ("CG Banking"), Compañía Inmobiliaria y de Inversiones SAGA SpA ("SAGA") and certain subsidiaries of CG Banking (SAGA and such subsidiaries, the "Debtors"), are in the process of exiting reorganization proceedings in the United States of America pursuant to the rules set forth in Chapter 11 of the U.S. Bankruptcy Code, initiated in June 2021 before the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and as part of that proceeding, both CG Banking and SAGA would cease to own shares issued by Itaú Corpbanca. The foregoing is pursuant to the Seventh Joint Plan of Liquidation of CG Banking and its Related Debtors [Docket No. 815] (the "Plan") approved by the Bankruptcy Court on June 16, 2022 and effective as of July 14, 2022 (the "Plan Effective Date"). The Plan contemplates for the Debtors, among other things, the delivery of all of their shares issued by Itaú Corpbanca pledged in favor of their secured creditors on, or promptly after, the Plan Effective Date, the sale of a portion of their non-pledged shares issued by Itaú Corpbanca to generate cash to pay bankruptcy expenses and certain of their creditors on or promptly after the Plan Effective Date, and the transfer of the balance of their non-pledged shares issued by Itaú Corpbanca to their unsecured creditors on or promptly after the Plan Effective Date. In this regard, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into by and between those same parties on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement" or the "TA"). The Termination Letter is effective as of the Plan Effective Date. In addition, the Bank has been advised that, on July 14, the entities CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda. and Itaú Unibanco Holding S.A. have entered into a "Mutual Termination Letter" whereby they have

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 82 Note 5 - Significant Events, continued terminated the Shareholders Agreement dated April 1, 2016 (as amended, restated, supplemented or modified from time to time, the "Shareholders Agreement") as well as certain other share purchase agreements entered into on October 26, 2016, September 13, 2017, October 12, 2018 and September 10, 2020, effective as of the Plan Effective Date. As part of the implementation of the Plan, CG Banking transferred to an Itaú Unibanco Holding S.A. subsidiary. - ITB Holding Brasil Participações Ltda. - 94,077,808,763 shares of the Bank. As a result, Itaú Unibanco Holding S.A. owns - directly and indirectly - shares issued by the Bank, representing approximately 65.62% of the Bank's subscribed and paid-in capital. Consequently, pursuant to the terms of the Plan and after the Plan Effective Date, CG Banking and SAGA will cease to have any interest as beneficiaries of Itaú Corpbanca shares and, within 6 months from the Plan Effective Date, will cease to be shareholders of Itaú Corpbanca. Management Changes - Resignation of Director. On July 27, 2022, Itaú Corpbanca informed by means of an Essential Event the following: At an ordinary meeting held on July 27, 2022, the Board of Directors of Itaú Corpbanca was presented with the resignation of Mr. Jorge Andrés Saieh Guzmán as a director of the Bank, effective as of that same date. In connection with the above, it was informed that the Board of Directors of Itaú Corpbanca resolved to elect Mr. Ricardo Villela Marino as Chairman and Mr. Milton Maluhy Filho as Vice-Chairman. Finally, and in accordance with Article 9 of the Bank's bylaws, the Board of Directors resolved that the deputy director, Mr. Álvaro F. Rizzi Rodrigues, will take over the position of director until the definitive appointment is made at the next Ordinary Shareholders' Meeting. Sale by Itaú Corpbanca, and the rest of the shareholder banks, of 100% of the shares of the banking support company "Operadora de Tarjetas de Crédito Nexus S.A.". On September 30, 2022, Itaú Corpbanca informed by means of an Essential Event the following: As informed by means of an Essential Event on November 30, 2021, Itaú Corpbanca and the rest of the shareholder banks of the banking support company "Operadora de Tarjetas de Crédito Nexus S.A." (hereinafter, "Nexus") reached an agreement with Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S. A.) for the sale of 100% of the shares held by them in Nexus, subject to the fulfillment or waiver of several conditions precedent, which included the FMC authorization for the sale of 100% of the shares of Nexus and that the transaction be approved by the National Economic Prosecutor's Office (hereinafter, the "Transaction"). The conditions for the closing of the Transaction were met, and on September 30 of this year the Transaction was closed and, as a result, Minsait Payments Systems Chile S.A. acquired 100% of the shares in Nexus. As of September 30, 2022, the price of the Transaction was 8,900,682,219 Chilean pesos. However, there are price adjustments and additional payments contemplated in the Nexus share purchase agreement, in the event that the milestones and conditions established therein are met.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 83 Note 5 - Significant Events, continued As a result, Minsait Payments Systems Chile S.A. took over Nexus; and Itaú Corpbanca and the rest of the shareholder banks ceased to be shareholders of Nexus, which was reported to the Financial Market Commission by means of an Essential Event on September 30, 2022. Notice of Extraordinary Shareholders’ Meeting Through Essential Event dated November 30, 2022, the Financial Market Commission was informed that at the ordinary meeting of the Board of Directors held on the same date, the Board of Directors of Itaú Corpbanca agreed to notice an Extraordinary Shareholders' Meeting to be held on January 19, for the purpose of hearing and deciding on the following matters: a) Amending: (i) Article 1 of the Bylaws, to change the business name of the Bank to "Banco Itaú Chile", while modifying and/or expanding the trade names; (ii) Article 9 of the Bylaws, to decrease the number of regular directors from eleven to seven; (iii) Article 9 of the Bylaws, to decrease the number of alternate directors from two to one and to modify the procedure for appointing replacement directors in the event of vacancy; (iv) Article 12 of the Bylaws, regarding the procedure for summoning Board meetings, including reminders, deadlines and other aspects of said procedure; (v) Article 21 of the Bylaws, to expressly stipulate the possibility of electing directors by acclamation, in addition to adjusting the reference to alternate directors in accordance with what is approved by virtue of (iii) above; b) Decreasing the number of shares into which the Bank's share capital is divided (the "reverse stock split"), in the proportion of 4,500 current shares for each new share or in such other proportion as the Shareholders' Meeting may ultimately resolve, without altering the amount of the share capital; c) Agreeing to the issuance of 216,337,305 shares or such other number as may ultimately be necessary for the purpose of exchanging them for the Bank's current shares, according to the proportion and exchange ratio agreed upon by the Shareholders' Meeting for such purpose; d) Agreeing to the additional issuance of 10,000 supporting shares (or such other number as the Shareholders' Meeting may ultimately resolve), the precise purpose of which will be to cover the deficit of shares that may be generated by the application of the exchange ratio, in the event that the surplus shares resulting from fractions of shares not assigned by application of the exchange ratio are not sufficient for such purposes; and agreeing on the treatment of those supporting shares that are not finally used to comply with the aforementioned purpose and that, therefore, may remain once the share exchange has been completed; e) Determining the form, time, procedure and other conditions for the performance and implementation of the proposed reverse stock split, including its effects on the American Depositary Shares; and authorize the Board of Directors, among other things, to determine, fix and agree, with the broadest powers, the effective date of the share exchange and all those aspects of form and procedure aimed at the materialization and implementation of the proposed reduction in the number of shares, the issuance of supporting shares that are agreed upon and the treatment of those remaining after the share exchange is completed; f) Amending Articles 5 and Transitory Article 1 of the Bylaws, relating to share capital, so as to reflect the resolutions adopted by virtue of paragraphs b) to e) above; g) Setting one or more conditions for the effectiveness of the amendments to the Bylaws that are finally agreed upon at the Meeting;

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 84 Note 5 - Significant Events, continued h) Approving a new version of the Bank's Bylaws, completely replacing the current Bylaws, which shall include the amendments to the Bylaws adopted at the Shareholders' Meeting, and which shall also contain changes to adapt the Bylaws to legal modifications, including, among others, the replacement of references to the Superintendency of Banks and Financial Institutions with references to the Financial Market Commission; i) Broadly empower the Bank’s Board of Directors and/or the General Manager to resolve and implement all aspects, modalities, modifications, actions and details that may arise in connection with the resolutions adopted at the Shareholders' Meeting; and j) In general, adopt all other resolutions and amendments to the Bylaws that may be necessary or convenient for the materialization of the decisions resolved by the Shareholders' Meeting. Changes to Management. Resignation of Director. On December 15, 2022, Itaú Corpbanca informed through an Essential Event the following: At the ordinary meeting held on December 15, 2022, the Board of Directors of Itaú Corpbanca learned of the resignation of director Leila Cristiane Barboza Braga de Melo, effective as of that date, from the position of director of the Bank. In addition, and in accordance with Article 9 of the Bank's bylaws, the Board of Directors resolved that the alternate director, Mrs. Tatiana Grecco, will be appointed as regular director until the definitive appointment of the replacement for Mrs. Leila Cristiane Barboza Braga de Melo is made.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 85 Note 6 - Reporting Segments Segment reporting is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia, which includes Panama), which are differentiated mainly by the risks and returns that affect them. The reportable segments and the criteria used to inform the Bank's highest decision-making authority are in accordance with IFRS 8 "Operating segments". a) Segments Accordingly, the descriptions of each operating segment are as follows: (i) Chile The Bank's commercial activities in Chile are mainly located in the domestic market, the operations have been strategically aligned in five commercial areas directly related to the needs of its customers and the Bank's strategy, being these: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 86 Note 6 - Reporting Segments, continued The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the years ended December 31, 2022 and 2021 and January 1, 2021. b) Geographic Information Itaú Corpbanca reports revenue by segment from external customers that is: • Attributed to the entity’s country of domicile and • Attributed, in aggregate, to all foreign countries where the entity obtains revenue. When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A. Interest income and expense and repricing income and expense information for the years ended December 31, 2022 and 2021, for these geographic areas is shown below: As of December 31, 2022 As of December 31, 2021 Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,520,054 502,301 2,022,355 816,305 341,330 1,157,635 Interest expense (826,201) (279,742) (1,105,943) (215,553) (130,197) (345,750) Net interest income 693,853 222,559 916,412 600,752 211,133 811,885 Interest income 1,105,668 — 1,105,668 482,408 — 482,408 Indexation expense (900,723) — (900,723) (365,535) — (365,535) Net indexation income 204,945 — 204,945 116,873 — 116,873 c) Information on assets, liabilities and results of operations Segment information is presented for assets, liabilities and income for the period, according to the main items described in the BCAS.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 87 Note 6 - Reporting Segments, continued c.1) Assets and liabilities As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 Notes Chile Colombia Total Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 7 2,679,389 363,854 3,043,243 2,867,539 605,853 3,473,392 2,761,202 327,870 3,089,072 Cash in process of collection 7 494,501 493 494,994 438,150 346 438,496 173,099 93 173,192 Financial assets held for trading at fair value through profit or loss 8 3,689,694 346,250 4,035,944 2,926,911 302,495 3,229,406 3,671,484 585,216 4,256,700 Financial derivative contracts 8 3,468,512 149,280 3,617,792 2,836,215 61,588 2,897,803 3,528,154 148,177 3,676,331 Debt financial instruments 8 183,629 186,925 370,554 50,854 240,907 291,761 108,313 437,039 545,352 Other 8 37,553 10,045 47,598 39,842 — 39,842 35,017 — 35,017 Financial assets not held for trading mandatorily measured at fair value through profit or loss 9 53,206 — 53,206 — — — — — — Financial assets designated at fair value through profit and loss 10 — — — — — — — — — Financial assets at fair value through other comprehensive income 11 3,348,889 227,042 3,575,931 2,509,498 363,185 2,872,683 3,348,624 611,481 3,960,105 Debt financial instruments 11 3,348,889 222,549 3,571,438 2,509,498 363,185 2,872,683 3,348,624 611,481 3,960,105 Other 11 — 4,493 4,493 — — — — — — Financial derivative contracts for hedge accounting 12 101,418 37,130 138,548 41,754 41,369 83,123 289,132 17,340 306,472 Financial assets at amortized cost 13 23,065,594 4,228,088 27,293,682 20,489,587 5,212,266 25,701,853 17,664,058 4,245,549 21,909,607 Rights under repurchase agreements and securities lending agreements 13 63,154 99,620 162,774 171,810 434,368 606,178 84,173 21,407 105,580 Debt financial instruments 13 880,026 301,458 1,181,484 875,205 187,582 1,062,787 7,297 104,346 111,643 Interbank loans 13 25,051 20,585 45,636 — 80,554 80,554 7,115 — 7,115 Loans and receivables - Commercial 13 13,547,159 2,458,556 16,005,715 12,194,588 2,908,031 15,102,619 11,341,702 2,792,283 14,133,985 Loans and receivables - Mortgage 13 6,366,953 626,138 6,993,091 5,491,716 701,762 6,193,478 4,619,444 606,393 5,225,837 Loans and accounts receivable - Consumer 13 2,183,251 721,731 2,904,982 1,756,268 899,969 2,656,237 1,604,327 721,120 2,325,447 Investments in companies 14 16,706 5,668 22,374 13,960 5,607 19,567 14,062 4,720 18,782 Intangible assets (1) 15 664,115 29,675 693,790 663,503 35,841 699,344 682,695 35,988 718,683 Property, plant and equipment 16 26,191 13,866 40,057 28,349 22,708 51,057 32,161 23,859 56,020 Assets for right to use leased property 17 95,532 14,146 109,678 109,294 22,363 131,657 142,108 28,495 170,603 Current taxes 18 50,690 37,663 88,353 20,584 37,600 58,184 44,976 19,723 64,699 Deferred tax liabilities 18 194,578 74,529 269,107 197,670 77,520 275,190 262,560 49,410 311,970 Other assets 19 558,111 71,572 629,683 746,045 62,694 808,739 506,434 81,708 588,142 Non-current assets and disposal groups for sale 20 7,183 8,526 15,709 4,549 9,475 14,024 7,387 7,237 14,624 Total 35,045,797 5,458,502 40,504,299 31,057,393 6,799,322 37,856,715 29,599,982 6,038,689 35,638,671 (1) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2022 (MCh$492,512 as of December 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 88 Note 6 - Reporting Segments, continued As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Notes Chile Colombia Total Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ LIABILITIES Cash in process of being cleared 7 456,948 9 456,957 424,358 — 424,358 154,231 1 154,232 Financial liabilities held for trading at fair value through profit or loss 21 3,270,449 155,692 3,426,141 2,693,524 63,818 2,757,342 3,354,791 156,350 3,511,141 Financial derivative contracts 21 3,270,449 155,692 3,426,141 2,693,524 63,818 2,757,342 3,354,791 156,350 3,511,141 Other 21 — — — — — — — — — Financial liabilities designated at fair value through profit or loss 10 — — — — — — — — — Financial derivative contracts for hedge accounting 12 201,590 17,143 218,733 160,267 7,978 168,245 139,820 22,630 162,450 Financial liabilities at amortized cost 22 25,821,972 4,422,817 30,244,789 22,976,325 5,733,872 28,710,197 22,295,221 4,910,026 27,205,247 Deposits and other demand deposits 22 3,771,795 1,783,390 5,555,185 4,641,522 2,934,573 7,576,095 3,939,501 2,257,905 6,197,406 Deposits and other time deposits 22 11,212,884 1,490,769 12,703,653 8,789,515 1,307,928 10,097,443 9,984,010 1,449,054 11,433,064 Obligations under repurchase agreements and securities loans 22 288,447 65,641 354,088 212,356 253,650 466,006 399,593 239,258 638,851 Obligations with banks 22 4,068,308 660,015 4,728,323 4,263,230 655,193 4,918,423 3,393,160 405,818 3,798,978 Debt instruments issued 22 6,124,805 423,002 6,547,807 5,027,267 582,528 5,609,795 4,565,834 557,991 5,123,825 Other financial obligations 22 355,733 — 355,733 42,435 — 42,435 13,123 — 13,123 Obligations under lease agreements 17 79,846 14,729 94,575 93,497 22,047 115,544 125,265 26,620 151,885 Regulatory capital financial instruments issued 23 1,070,933 192,236 1,263,169 955,982 197,063 1,153,045 906,558 174,473 1,081,031 Provisions for contingencies 24 85,426 53,121 138,547 82,290 66,985 149,275 58,771 63,242 122,013 Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued 25 130.123 — 130.123 83.342 — 83.342 — — — Special provisions for credit risk 26 197,401 29,670 227,071 142,858 34,781 177,639 139,471 40,386 179,857 Current taxes 18 — 77 77 393 939 1,332 596 1,170 1,766 Deferred tax liabilities 18 — — — — — — — 237 237 Other liabilities 27 902,059 79,299 981,358 588,596 93,157 681,753 597,626 75,709 673,335 Liabilities included in disposable groups for sale 20 — — — — — — — — — Total 32,216,747 4,964,793 37,181,540 28,201,432 6,220,640 34,422,072 27,772,350 5,470,844 33,243,194

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 89 Note 6 - Reporting Segments, continued c.2) Income for the years ended December 31, 2022 and 2021: As of December 31, 2022 As of December 31, 2021 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Net interest income 30 693,853 222,559 916,412 600,750 211,135 811,885 Net indexation income 31 204,945 — 204,945 116,873 — 116,873 Net commission income 32 141,667 31,332 172,999 134,796 29,882 164,678 Assets and liabilities held for trading 33 182,312 35,882 218,194 19,133 41,205 60,338 Financial assets not held for trading mandatorily measured at fair value through profit or loss 33 (918) — (918) — — — Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss 33 (21,189) 1,005 (20,184) (12,880) 2,816 (10,064) Foreign exchange, restatement and accounting hedging of foreign currencies 33 (30,621) (20,895) (51,516) 199,745 (20,023) 179,722 Reclassifications of financial assets due to change in business model 33 — — — — — — Other financial result 33 1,271 — 1,271 3,844 — 3,844 Net financial income (loss) 130,855 15,992 146,847 209,842 23,998 233,840 Income (loss) from investment in companies 34 2,809 1,415 4,224 22 1,830 1,852 Income (loss) from non-current assets and disposal groups not eligible for discontinued operations 35 (20,819) (404) (21,223) 309 (2,148) (1,839) Other operating income 36 14,446 10,630 25,076 7,850 11,314 19,164 Expenses for employee benefit obligations 37 (247,943) (93,555) (341,498) (214,080) (92,640) (306,720) Administrative expenses 38 (199,889) (98,223) (298,112) (176,386) (81,584) (257,970) Depreciation and amortization 39 (80,083) (16,104) (96,187) (82,479) (19,104) (101,583) Impairment of non-financial assets (10) — (10) (90) (1) (91) Other operating expenses (1) 36 (13,612) (5,633) (19,245) (27,915) (8,307) (36,222) Operating income before credit losses 626,219 68,009 694,228 569,492 74,375 643,867 Provisions for credit risk due from banks and loans and accounts receivable from clients 41 (241,999) (80,061) (322,060) (216,474) (100,070) (316,544) Special provisions for credit risk 41 (53,791) (596) (54,387) (2,612) 5,726 3,114 Recovery of written-off loans 41 66,313 18,403 84,716 45,236 18,279 63,515 Impairment for credit risk on other financial assets not measured at fair value through profit or loss 41 (225) 7 (218) (37) 13 (24) Operating income (loss) 396,517 5,762 402,279 395,605 (1,677) 393,928 Income tax 18 29,676 1,830 31,506 (122,508) 9,364 (113,144) Tax on discontinued operations 18 — — — — — — Consolidated consolidated income (loss) for the year 426,193 7,592 433,785 273,097 7,687 280,784

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 90 Note 7 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash and bank deposits Cash 275,172 294,474 254,200 Deposits in the Central Bank of Chile (i) 1,284,810 1,173,548 1,067,421 Deposits in foreign Central Banks 1,034,229 1,154,041 1,191,168 Deposits in local banks 20,744 12,942 27,017 Deposits in foreign banks 428,288 838,387 549,266 Subtotals cash and deposits in banks 3,043,243 3,473,392 3,089,072 Cash items in process of collection, net (ii) 38,037 14,138 18,960 Highly liquid financial instruments (iii) 2,090,058 1,886,690 1,398,224 Total cash and cash equivalents 5,171,338 5,374,220 4,506,256 i) The level of funds in cash and at the Central Bank of Chile responds to reserve requirement regulations that the Bank must maintain on average in monthly periods. ii) See letter b. “Cash in process of collection and in process of being cleared” on the next page. iii) Highly liquid financial instruments: Corresponds to financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income whose maturity does not exceed three months from the date of acquisition and the detail is as follows: b) Cash in the process of collection, net These correspond to transactions in which only the settlement that will increase or decrease the funds in the Central Bank of Chile or in banks abroad, normally within 12 or 24 business hours following the close of each period, remains to be settled: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Assets Documents held by other banks (documents to be cleared) 35,733 40,302 37,030 Funds receivable 459,261 398,194 136,162 Subtotal - assets 494,994 438,496 173,192 Liabilities Funds payable 456,957 424,358 154,232 Subtotal - liabilities 456,957 424,358 154,232 Cash in the process of collection, net 38,037 14,138 18,960

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 91 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss a) As of December 31, 2022 and 2021 and January 1, 2021, the detail of financial assets held for trading at fair value through profit or loss is as follows: As of December 31, As of December 31, As of January 1, 2022 2021 2021 Assets Assets Assets MCh$ MCh$ MCh$ Derivatives held for trading 3,617,792 2,897,803 3,676,331 Debt financial instruments 370,554 291,761 545,352 Other financial instruments held for trading 47,598 39,842 35,017 Total 4,035,944 3,229,406 4,256,700 b) Portfolio detail As of December 31, 2022 and 2021 and January 1, 2021, the portfolio of financial derivative instruments held for trading purposes is as follows As of December 31, 2022 Notional amount Fair value Over Over 1 month 3 months Between Over On Up to less than up to 1 and 3 up to More than demand 1 month 3 months 1 year 3 years 5 years 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 5,884,782 2,088,158 2,585,223 992,045 151,944 143,162 11,845,314 435,849 Currency swaps — 356,267 794,627 1,785,480 3,610,306 2,388,987 4,686,177 13,621,844 1,293,810 Interest rate swaps — 435,714 2,008,610 6,526,529 7,490,539 4,922,886 10,734,630 32,118,908 1,887,481 Call options — 2,268 4,543 24,054 3,727 — — 34,592 652 Put options — — — — — — — — — Total — 6,679,031 4,895,938 10,921,286 12,096,617 7,463,817 15,563,969 57,620,658 3,617,792 As of December 31, 2021 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 3,106,279 1,840,300 1,360,787 365,932 181,959 188,738 7,043,995 329,284 Currency swaps — 135,709 277,106 1,042,432 2,924,714 2,248,282 2,985,367 9,613,610 1,037,007 Interest rate swaps — 773,389 1,392,193 3,776,929 8,562,223 6,796,931 9,716,515 31,018,180 1,530,863 Call options — 3,607 12,241 20,467 — — — 36,315 649 Put options — — — — — — — — — Total — 4,018,984 3,521,840 6,200,615 11,852,869 9,227,172 12,890,620 47,712,100 2,897,803

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 92 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued As of January 1, 2021 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 3,609,133 2,552,325 2,133,969 328,866 58,097 26,530 8,708,920 381,409 Currency swaps — 68,418 178,181 932,372 3,012,559 2,722,995 2,846,323 9,760,848 929,096 Interest rate swaps — 1,702,088 2,130,731 6,363,722 7,897,695 6,976,774 9,898,512 34,969,522 2,364,546 Call options — 24,605 — 4,280 — — — 28,885 195 Put options — 11,892 — 6,419 — — — 18,311 1,085 Total — 5,416,136 4,861,237 9,440,762 11,239,120 9,757,866 12,771,365 53,486,486 3,676,331 As of December 31, 2022 and 2021 and January 1, 2021, the portfolio of the debt financial instruments and other financial instruments is as follows: As of December 31, As of December 31, As of January 01 2022 2021 2021 Debt Financial Instruments MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 160,751 50,743 108,042 Other local financial instruments 22,878 111 271 Foreign financial instruments 186,925 240,907 437,039 Subtotal 370,554 291,761 545,352 Other financial instruments Investments in Mutual Funds 47,598 39,842 35,017 Equity instruments — — — Loans originated and acquired by the entity — — — Other — — — Subtotal 47,598 39,842 35,017 Total 418,152 331,603 580,369 As of December 31, 2022 and 2021 and January 1, 2021, this includes MCh$161,018,MCh$130,421 and MCh$132,043, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No. 7 "Cash and Cash Equivalents".

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 93 Note 9 - Financial Assets Not Held for Trading Mandatorily Measured at Fair Value Through Profit or Loss As of December 31, 2022 and 2021 and January 1, 2021, the Bank maintains non-trading financial assets which are mandatorily carried at fair value through profit or loss, as per the following detail: Fair Value As of December 31, As of December 31, As of January 01 2022 2021 2021 Debt financial instruments MCh$ MCh$ MCh$ Of Chile’s State and Central Bank Central Bank of Chile debt financial instruments — — — Bonds and promissory notes issued by General Treasury of the Republic — — — Other State-issued debt financial instruments — — — Subtotal — — — Other debt financial instruments issued in the country Debt financial instruments issued by other banks in the country — — — Bonds and bills of exchange issued by domestic companies — — — Other debt financial instruments issued in the country — — — Subtotal — — — Debt financial instruments issued abroad Debt financial instruments issued by foreign Central Banks — — — Debt financial instruments issued by foreign governments and state entities — — — Debt financial instruments issued by other banks abroad — — — Bonds and bills of exchange issued by foreign companies — — — Other debt financial instruments issued abroad — — — Subtotal — — — Other financial instruments Mutual fund investments Mutual funds managed by related companies — — — Mutual funds managed by third parties — — — Subtotal — — — Loans originated and acquired by the entity Due from banks — — — Commercial loans 53,206 — — Mortgage loans — — — Consumer loans — — — Other — — — Subtotal 53,206 — — Total 53,206 — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 94 Note 10 - Financial Assets and Liabilities Designated at Fair Value Through Profit or Loss As of December 31, 2022 and 2021 and January 1, 2021, the Bank does not have assets and liabilities designated at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 95 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income a) As of December 31, 2022 and 2021 and January 1, 2021, the composition of financial assets at fair value through other comprehensive income is as follows: As of As of As of December 31 December 31 January 01 2022 2021 2021 Debt financial instruments MCh$ MCh$ MCh$ Government and Central Bank of Chile instruments Central Bank of Chile debt financial instruments 2,227,029 1,918,659 1,170,841 Chilean Theasury bonds 618,208 283,018 1,783,765 Other govement securities 126,669 123,991 101,573 Subtotal 2,971,906 2,325,668 3,056,179 Other local institutions financial instruments Debt financial instruments of other banks 114,567 119,302 277,163 Bonds and bills of exchange issued by domestic companies — — — Other local institutions investments 90,790 15,840 14,887 Subtotal 205,357 135,142 292,050 Foreign institutions financial instruments Foreign Central Banks financial instruments — — — Foreign Govemments financial instruments 161,825 45,386 217,185 Financial debt instruments of other banks 129,247 366,487 394,691 Corporate bonds 10,921 — — Other financial instruments 92,182 — — Subtotal 394,175 411,873 611,876 Other financial instruments — — — Loans originated and purchased by the entity Interbank loans — — — Commercial placements — — — Mortgage loans — — — Consumer loans — — — Other 4,493 — — Subtotal 4,493 — — Total 3,575,931 2,872,683 3,960,105 As of December 31, 2022 and 2021 and January 01, 2021, includes MCh$1,766,265, MCh$1,217,042 and MCh$1,205,711, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No. 7 "Cash and Cash Equivalents". As of December 31, 2022 and 2021 and January 01, 2021, the FVTOCI portfolio includes unrealized gains (losses) of MCh$(30.427), MCh$(25,955) and MCh$38,079, respectively, presented in equity in valuation accounts attributable to owners of MCh$(28.959), MCh$(24,991) and MCh$33,999, and losses of MCh$1,468, MCh$(964) and MCh$4,080 attributable to non-controlling interest. As of December 31, 2022 and 2021 and January 01, 2021, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of MCh$200,096, MCh$837,869 and MCh$319,213, respectively, pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 96 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued b) Impairment of debt instruments at fair value through other comprehensive income. As of December 31, 2022 and 2021 and January 1, 2021 the value of debt instruments classified at fair value through other comprehensive income include the impairment movements shown below: Financial instruments at FVTOCI Expected loss from credit risk (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 01, 2022 128 — — 128 Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 125 — — 125 Decrease due to changes in credit risk — — — — Charge-Offs (148) — — (148) Changes due to modifications that did not result in derecognition (3) — — (3) New financial assets originated or purchased 260 — — 260 Financial assets that have been derecognized (49) — — (49) Changes in models/risk parameters (3) — — (3) Foreign exchange and other movements (7) — — (7) As of December 31, 2022 303 — — 303 (1) On July 5, 2022, through letter to management No. P2201534, the Financial Market Comission established that banks must recognize the impairment of all (sovereign or other) instruments. According to the evaluation made by the Bank, the effect is recognized prospectively as a change in estimate according to IAS 8. Financial instruments at FVTOCI Expected loss from credit risk (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent TOTAL Balances as of January 1, 2021 104 — — 104 Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 30 — — 30 Decrease due to changes in credit risk (1) — — (1) Charge-Offs (69) — — (69) Changes due to modifications that did not result in derecognition (4) — — (4) New financial assets originated or purchased 26 — — 26 Financial assets that have been derecognized — — — — Changes in models/risk parameters — — — — Foreign exchange and other movements 42 — — 42 As of December 31, 2021 128 — — 128

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 97 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued c) Unrealized portfolio gains and losses on financial assets at fair value through other comprehensive income The unrealized gains and losses on FVTOCI portfolio as of December 31, 2022 and 2021 and January 1, 2021 are detailed below: As of December 31, 2022 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 2,993,204 (21,979) 681 2,971,906 Chilean Central Bank instruments 2,226,666 (272) 635 2,227,029 Chilean Treasury bonds 625,317 (7,155) 46 618,208 Other goverment securities 141,221 (14,552) - 126,669 Other local institutions financial instruments 209,974 (4,765) 148 205,357 Debt financial instruments of other local banks 115,391 (972) 148 114,567 Mortgage finance bonds — — — — Other local financial investments 94,583 (3,793) — 90,790 Foreign institutions financial instruments 395,205 (17,115) 16,085 394,175 Foreign Central Banks financial instruments 156,793 (9,739) 14,771 161,825 Foreign Governments financial instruments 128,850 (917) 1,314 129,247 Financial debt instruments of other banks 10,941 (20) — 10,921 Financial debt instruments of other banks 98,621 (6,439) — 92,182 Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments 7,975 (3,482) — 4,493 Loans originated and acquired by the entity — — — — Other 7,975 (3,482) — 4,493 Total 3,606,358 (47,341) 16,914 3,575,931

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 98 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued As of December 31, 2021 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 2,350,021 (26,432) 2,079 2,325,668 Chilean Central Bank instruments 1,918,411 (283) 531 1,918,659 Chilean Treasury bonds 306,238 (23,957) 737 283,018 Other goverment securities 125,372 (2,192) 811 123,991 Other local institutions financial instruments 137,975 (3,538) 705 135,142 Debt financial instruments of other local banks 121,983 (2,730) 49 119,302 Mortgage finance bonds — — — — Other local financial investments 15,992 (808) 656 15,840 Foreign institutions financial instruments 410,642 (14,726) 15,957 411,873 Foreign Central Banks financial instruments 30,336 (282) 15,332 45,386 Foreign Governments financial instruments 380,306 (14,444) 625 366,487 Financial debt instruments of other banks — — — — Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments — — — — Loans originated and acquired by the entity — — — — Other — — — — Total 2,898,638 (44,696) 18,741 2,872,683 As of January 1, 2021 Acquisition Gain Loss Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Government and Central Bank of Chile instruments 3,049,900 (7,388) 13,667 3,056,179 Central Bank of Chile debt financial instruments 1,171,350 (538) 29 1,170,841 Bonds and promissory notes of the General Treasury of Chile 1,781,626 (6,850) 8,989 1,783,765 Other financial debt instruments issued in Chile 96,924 — 4,649 101,573 Other financial debt instruments issued within the country 287,679 (1,444) 5,815 292,050 Debt financial instruments of other banks in Chile 273,028 — 4,135 277,163 Bonds and bills of exchange issued by domestic companies — — — — Other financial debt instruments issued within the country 14,651 (1,444) 1,680 14,887 Financial instruments of foreign institutions 584,447 (143) 27,572 611,876 Financial debt instruments of foreign governments and fiscal entities abroad 193,389 (52) 23,848 217,185 Financial debt instruments of other banks abroad 391,058 (91) 3,724 394,691 Bonds and bills of exchange of companies abroad — — — — Unlisted investments in active markets — — — — Corporate bonds — — — — Equity instruments — — — — Loans originated and acquired by the entity — — — — Other — — — — Total 3,922,026 (8,975) 47,054 3,960,105

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 99 Note 12 - Derivative Financial Instruments Held For Hedge Accounting a) As of December 31, 2022 and 2021 and January 1, 2022 the portfolio of derivative financial instruments held for accounting hedging purposes is as follows: As of December 31, 2022 Notional amount Notional amount Fair value On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards — — — — — — — — — — Currency swaps — — — — — — — — — — Interest rate swaps — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 41,517 104,109 Subtotals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 41,517 104,109 Cash flow hedging derivatives Currency forwards — — 867,596 787,914 — — — 1,655,510 23,764 107,423 Currency swaps — — — 58,643 — — 48,557 107,200 8,865 421 Interest rate swaps — — — 528,099 541,700 200,250 — 1,270,049 35,754 4,252 Subtotals — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 68,383 112,096 Hedging of net investment in a foreign operation Currency forwards — 135,908 124,929 32,927 — — — 293,764 28,648 2,528 Subtotals — 135,908 124,929 32,927 — — — 293,764 28,648 2,528 Totals — 164,505 1,027,841 1,768,486 1,109,111 793,286 1,510,788 6,374,017 138,548 218,733 As of December 31, 2021 Notional Fair value On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards — — — — — — — — — — Currency swaps — — — 87,910 — — — 87,910 21,415 — Interest rate swaps — 19,979 — 265,591 356,312 501,158 1,110,657 2,253,697 5,605 57,554 Subtotals — 19,979 — 353,501 356,312 501,158 1,110,657 2,341,607 27,020 57,554 Cash flow hedging derivatives Currency forwards — 598,478 1,201,559 601,337 691,116 — — 3,092,490 52,833 90,431 Currency swaps — — — — 20,931 — — 20,931 — 151 Interest rate swaps — 12,000 3,000 5,000 532,685 — — 552,685 3,181 65 Subtotals — 610,478 1,204,559 606,337 1,244,732 — — 3,666,106 56,014 90,647 Hedging of net investment in a foreign operation Currency forwards — 59,541 95,463 46,146 — — — 201,150 89 20,044 Subtotals — 59,541 95,463 46,146 — — — 201,150 89 20,044 Totals — 689,998 1,300,022 1,005,984 1,601,044 501,158 1,110,657 6,208,863 83,123 168,245

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 100 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of January 1, 2021 Notional amount Notional amount Fair value On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards — — — — — — — — — — Currency swaps — — — 0 74,894.0 — — 74,894 9,666 — Interest rate swaps — — — 201,449 521,989 116,831 1,321,940 2,162,209 203,913 61,705 Subtotals — — — 201,449 596,883 116,831 1,321,940 2,237,103 213,579 61,705 Cash flow hedging derivatives Currency forwards — 808,498 849,351 716,841 178,107 — — 2,552,797 3,919 33,112 Currency swaps — — — — - — — — — — Interest rate swaps — 4,000 - 29,233 47,866 — — 81,099 2,094 238 Subtotals — 812,498 849,351 746,074 225,973 — — 2,633,896 6,013 33,350 Hedging of net investment in a foreign operation Currency forwards — 666,633 1,370,428 23,954 — — — 2,061,015 86,880 67,395 Subtotals — 666,633 1,370,428 23,954 — — — 2,061,015 86,880 67,395 Totals — 1,479,131 2,219,779 971,477 822,856 116,831 1,321,940 6,932,014 306,472 162,450 b) Hedge accounting b.1) Fair value hedges The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve. As of December 31, 2022 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans — 3,591 6,600 83,194 143,247 73,050 154,840 464,522 12,619 4.00 Mortgage loans (1) — — — — — — — — — — Time deposits and other deposits Time deposits and other deposits — 25,006 28,716 119,660 154,633 10,108 — 338,123 10,491 1.30 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic — — — 58,049 224,464 78,013 110,107 470,633 9,099 388.35 Bonds with banks Interbank loans — — — — — — — — — — Debt instruments issued — — — — — — — — — — Current bonds — — — 100,000 45,067 431,865 1,197,284 1,774,216 (85,506) 1.42 Totals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,297) Hedging instrument Currency swaps — — — — — — — — — — Currency forwards — — — — — — — — — — Interest rate swaps — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,134) 14.54 Totals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,134) (1) Colombia: The information presented contemplates the effects on the hedge that are generated by prepayments, so the cash flows of the hedged item and the hedging instrument are not perfectly matched.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 101 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans — — — — — — — — — — Mortgage loans (1) — — — 189,282 69,215 4,271 227,218 489,986 (13,655) 1.37 Time deposits and other deposits Time deposits and other deposits — 19,979 — 6,309 85,802 5,279 — 117,369 — 1.08 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic — — — — 77,295 104,211 99,348 280,854 (1,383) 107.23 Bonds with banks Interbank loans — — — 87,910 — — — 87,910 — 0.25 Debt instruments issued — — — — — — — — — — Current bonds — — — 70,000 124,000 387,397 784,091 1,365,488 (37,239) 1.40 Totals — 19,979 — 353,501 356,312 501,158 1,110,657 2,341,607 (52,277) Hedging instrument Currency swaps — — — 87,910 — — — 87,910 407 — Currency forwards — — — — — — — — — — Interest rate swaps — 19,979 — 265,591 356,312 501,158 1,110,657 2,253,697 (49,699) 2,134.01 Totals — 19,979 — 353,501 356,312 501,158 1,110,657 2,341,607 (49,292) As of January 1, 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans — — — — — — — — — — Mortgage loans (1) — — — 162,429 242,180 16,753 241,691 663,053 (55,838) 3.17 Time deposits and other deposits Time deposits and other deposits — — — — 21,074 5,215 — 26,289 — 0.66 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic — — — 9,950 187,635 12,722 45,345 255,652 2,794 110.63 Bonds with banks Interbank loans — — — — 75,994 — — 75,994 — 0.32 Debt instruments issued — Current bonds — — — 29,070 70,000 82,141 1,034,904 1,216,115 202,550 1.51 Totals — — — 201,449 596,883 116,831 1,321,940 2,237,103 149,506 Hedging instrument Currency swaps — — — — 74,894 — — 74,894 (596) — Currency forwards — — — — — — — — — — Interest rate swaps — — — 201,449 521,989 116,831 1,321,940 2,162,209 143,703 (4.65) Totals — — — 201,449 596,883 116,831 1,321,940 2,237,103 143,107 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 102 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The following is an estimate of the periods in which the flows are expected to occur: Projected flows for interest rate risk: As of December 31, 2022 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash flow income (1) — 1,332 4,042 14,527 169,279 32,793 37,173 259,146 Cash outflows — (26,708) (33,237) (138,613) (203,524) (49,755) (71,219) (523,056) Net cash flows — (25,376) (29,195) (124,086) (34,245) (16,962) (34,046) (263,910) Hedging instruments (2) Cash outflows — (1,332) (4,042) (14,527) (169,279) (32,793) (37,173) (259,146) Cash inflows — 26,708 33,237 138,613 203,524 49,755 71,219 523,056 Net cash flows — 25,376 29,195 124,086 34,245 16,962 34,046 263,910 As of December 31, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash inflows (1) — 1,169 1,019 9,989 21,226 17,109 3,581 54,093 Cash outflows — (21,015) (3,249) (108,969) (117,941) (32,119) (35,254) (318,547) Net cash flows — (19,846) (2,230) (98,980) (96,715) (15,010) (31,673) (264,454) Hedging instruments (2) Cash outflows — (1,169) (1,019) (9,989) (21,226) (17,109) (3,581) (54,093) Cash inflows — 21,015 3,249 108,969 117,941 32,119 35,254 318,547 Net cash flows — 19,846 2,230 98,980 96,715 15,010 31,673 264,454 As of January 1, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash inflows (1) — 1,160 1,464 9,616 192,091 9,872 5,128 219,331 Cash outflows — (1,764) (2,647) (14,037) (131,402) (35,690) (55,924) (241,464) Net cash flows — (604) (1,183) (4,421) 60,689 (25,818) (50,796) (22,133) Hedging instruments (2) Cash outflows — (1,160) (1,464) (9,616) (192,091) (9,872) (5,128) (219,331) Cash inflows — 1,764 2,647 14,037 131,402 35,690 55,924 241,464 Net cash flows — 604 1,183 4,421 (60,689) 25,818 50,796 22,133 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. (2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 103 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued b.2) Cash flow hedges Cash flow hedges are used by the Bank mainly to: - Reduce the volatility of cash flows on inflation-adjusted Statement of Financial Position items through the use of inflation forward contracts and combinations of peso and index-linked swap contracts. - Fixing the rate of a portion of the short-term liability pool in pesos, reducing the risk of a significant portion of the Bank's funding cost, while maintaining the liquidity risk in the liability pool. - Setting the funding source rate at a floating rate, reducing the risk of an increase in the cost of funds. The notional amounts of hedged items and hedging instruments for December 31, 2022 and 2021 and January 1, 2021 are presented below, according to their maturities: As of December 31, 2022 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) — — 847,930 435,376 — — — 1,283,306 (105,528) 30,786.66 Trade receivables (interest rate) — — — — 447,200 90,000 — 537,200 (1,814) 7.74 Time deposits and other deposits Time deposits — — — 504,484 94,500 110,250 — 709,234 31,668 6.11 Debt instruments issued Current bonds — — — 23,615 — — 48,557 72,172 — — Bonds with banks Interbank loans — — 14,896 400,543 — — — 415,439 — — Highly probable transaction Disbursement USD — — 4,770 10,638 — — — 15,408 — — Total — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 (75,674) Hedging instrument Currency forwards — — 867,596 787,914 — — — 1,655,510 (105,528) 30,786.66 Currency swaps — — — 58,643 — — 48,557 107,200 — — Interest rate swaps — — — 528,099 541,700 200,250 — 1,270,049 29,854 13.85 Total — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 (75,674)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 104 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) — 337,810 898,760 309,917 691,116 — — 2,237,603 (90,023) 29,218.40 Trade receivables (interest rate) — 12,000 3,000 5,000 — — — 20,000 51 4.04 Time deposits and other deposits Time deposits — — — — 504,484 — — 504,484 1,469 5.69 Debt instruments issued Current bonds — — — — 28,201 — — 28,201 — — Obligations with banks Interbank loans — 7,444 29,824 291,420 20,931 — — 349,619 — — Highly probable transaction Disbursement USD — 253,224 272,975 — — — — 526,199 34,541 786.91 Total — 610,478 1,204,559 606,337 1,244,732 — — 3,666,106 (53,962) Hedging instrument Currency forwards — 598,478 1,201,559 601,337 691,116 — — 3,092,490 (55,482) — Currency swaps — — — — 20,931 — — 20,931 — — Interest rate swaps — 12,000 3,000 5,000 532,685 — — 552,685 51 — Total — 610,478 1,204,559 606,337 1,244,732 — — 3,666,106 (55,431) As of January 1, 2021 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) — 802,341 787,806 513,149 174,422 — — 2,277,718 (5,162) 28,597.14 Trade receivables (interest rate) — 4,000 — 19,000 20,000 — — 43,000 1,916 4.04 Time deposits and other deposits Time deposits — — — — — — — — — — Debt instruments issued Current bonds — — — — 27,866 — — 27,866 — — Bonds with banks Interbank loans — 6,157 61,545 173,129 3,685 — — 244,516 — — Highly probable transaction — Disbursement USD — — — 40,796 — — — 40,796 (3,304) 768.50 Total — 812,498 849,351 746,074 225,973 — — 2,633,896 (6,550) Hedging instrument Currency forwards — 808,498 849,351 716,841 178,107 — — 2,552,797 (8,466) — Currency swaps — — — — — — — — — — Interest rate swaps — 4,000 — 29,233 47,866 — — 81,099 1,916 — Total — 812,498 849,351 746,074 225,973 — — 2,633,896 (6,550)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 105 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The following is an estimate of the periods in which the flows are expected to occur: As of December 31, 2022 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows — 1,881 46,623 70,074 63,596 12,534 — 194,708 Cash outflows — — (19,666) (485,097) (25,635) (6,722) (48,557) (585,677) Net cash flows — 1,881 26,957 (415,023) 37,961 5,812 (48,557) (390,969) Hedging instrument (1) Cash inflows — (1,881) (46,623) (70,074) (63,596) (12,534) — (194,708) Cash outflows — — 19,666 485,097 25,635 6,722 48,557 585,677 Net cash flows — (1,881) (26,957) 415,023 (37,961) (5,812) 48,557 390,969 As of December 31, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Flow income — 7,593 25,692 15,635 43,418 — — 92,338 Cash outflows — (8,685) (32,917) (291,420) (92,726) — — (425,748) Net cash flows — (1,092) (7,225) (275,785) (49,308) — — (333,410) Hedging instrument (1) Cash inflows — (7,593) (25,692) (15,635) (43,418) — — (92,338) Cash outflows — 8,685 32,917 291,420 92,726 — — 425,748 Net cash flows — 1,092 7,225 275,785 49,308 — — 333,410 As of January 1, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows — 22,065 10,519 14,906 5,925 — — 53,415 Cash outflows — (6,157) (61,545) (173,152) (31,551) — — (272,405) Net cash flows — 15,908 (51,026) (158,246) (25,626) — — (218,990) Hedging instrument (1) Cash inflows — (22,065) (10,519) (14,906) (5,925) — — (53,415) Cash outflows — 6,157 61,545 173,152 31,551 — — 272,405 Net cash flows — (15,908) 51,026 158,246 25,626 — — 218,990 (1) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 106 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31 As of December 31 As of January 1 2022 2021 2021 Portion Portion Portion Portion Portion Portion Effective Ineffective Effective Ineffective Effective Ineffective MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) 2,676 — (19,337) — (527) (37) Commercial loans (interest rate) (925) (2) (67) 119 1,654 140 Time deposits and other deposits Time deposits 15,455 — 2,953 7 (1,090) (1) Debt instruments issued Current bonds 3,978 — (197) — (34) — Bonds with banks Interbank loans 40,710 — 19,636 (111) 2,320 (7) Highly probable transaction Disbursement USD — — 89,644 — 882 — Total 61,894 (2) 92,632 15 3,205 95 The effective portion generated by those cash flow derivatives was recorded in the Consolidated Statement of Changes in Equity as of December 31, 2022 and 2021 and January 1, 2021. The ineffective portion generated by cash flow derivatives is due to the fact that both the hedged item and the hedged object are not a mirror image of each other, which implies that the variations in value attributable to rate and readjustment components are not completely offset, but are maintained within the range of effectiveness defined by the standard. Below is the result generated by those cash flow hedging derivatives whose effect was transferred from other comprehensive income to income for the years: As of December 31 As of December 31 As of January 1 Hedged item 2022 2021 2021 MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) (22,013) 18,809 1,617 Commercial loans (interest rate) 859 1,721 505 Time deposits and other deposits Time deposits (13,772) (1,683) (4,324) Debt instruments issued Current bonds 2,860 — — Bonds with banks Interbank loans 44,283 — — Highly probable transaction Disbursement USD 89,644 (88,763) — Total 101,861 (69,916) (2,202)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 107 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued b.3) Hedge of net investments in foreign operations Itaú Corpbanca, parent company with Chilean peso functional currency, has investments in foreign businesses corresponding to a branch in New York and businesses in Colombia, As a result of the accounting treatment that these investments must receive, fluctuations in the value of the investments caused by the variability of the exchange rate between the Chilean peso in relation to the U,S, dollar and the Colombian peso generate changes in the value of the parent company's equity, The objective of the hedges is to safeguard the value of the equity by managing the exchange rate risk of the investments. Hedges of a net investment in a foreign business, including the hedging of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to cash flow hedges, where: • The ineffective portion will be recognized in income, • The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge will be recognized in equity; the effects are presented below: As of December 31, 2022 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Panama — — — — — — 75,545 75,545 (2,694) — — — Net investment abroad in NY — 109,110 109,422 — — — — 218,532 (39,023) — 27,579 949.62 Total — 109,110 109,422 — — — 75,545 294,077 (41,717) — 27,579 Hedging instruments Currency forwards — 135,908 124,929 32,927 — — — 293,764 (40,500) — 27,579 949.62 Total — 135,908 124,929 32,927 — — — 293,764 (40,500) — 27,579

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 108 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in NY — 59,541 95,463 46,146 — — — 201,150 (38,014) — (7,717) 810.65 Total — 59,541 95,463 46,146 — — — 201,150 (38,014) — (7,717) Hedging instruments Currency forwards — 59,541 95,463 46,146 — — — 201,150 (38,014) — (7,717) 810.65 Total — 59,541 95,463 46,146 — — — 201,150 (38,014) — (7,717) As of January , 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Colombia — 593,129 1,289,003 14,893 — — — 1,897,025 51,803 — (1,238) 764.27 Net investment abroad in NY — 73,504 81,425 9,061 — — — 163,990 (8,231) — 14,309 779.85 Total — 666,633 1,370,428 23,954 — — — 2,061,015 43,572 — 13,071 Hedging instruments Currency forwards — 666,633 1,370,428 23,954 — — — 2,061,015 (43,572) — 13,071 765.00 Total — 666,633 1,370,428 23,954 — — — 2,061,015 (43,572) — 13,071

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 109 Note 13 - Financial Assets at Amortized Cost The composition of the balances of financial assets at amortized cost as of December 31, 2022 and 2021 and January 1, 2021 is as follows As of As of As of December 31 December 31 January 01 2022 2021 2021 MCh$ MCh$ MCh$ Financial assets at amortized cost Rights under resale agreements and securities lending agreements Transactions with domestic banks — 100,567 — Transactions with foreign banks 99,620 434,369 21,407 Transactions with other entities in the country 63,154 71,242 84,173 Transactions with other entities abroad — — — Accumulated impairment of financial assets at amortized cost — — — Subtotal 162,774 606,178 105,580 Debt financial instruments Of State and Banco Central de Chile 854,390 875,205 — Other financial debt instruments issued in the country — — — Foreign debt financial instruments issued abroad 327,128 187,582 111,643 Accumulated impairment of financial assets at amortized cost (34) — — Subtotal 1,181,484 1,062,787 111,643 Interbank loans Country bank — — — Provisions for accounts receivable from domestic banks — — — Foreign banks 46,441 80,907 7,131 Provisions for loans with foreign banks (805) (353) (16) Central Bank of Chile — — — Foreign Central Banks — — — Subtotal 45,636 80,554 7,115 Loans and accounts receivable from customers Commercial placements Commercial loans 12,800,391 12,662,045 12,174,981 Foreign trade loans 1,692,507 1,170,086 849,499 Accounts receivable 87,803 70,430 70,126 Credit card receivables 29,394 22,620 28,048 Factoring transactions 350,952 243,665 155,540 Commercial leasing transactions 943,590 948,854 941,297 Student loans 561,323 563,236 608,288 Other receivables and accounts receivable — 112 115 Mortgage loans and receivables Mortgage loans with letters of credit 13,368 18,548 23,345 Loans with endorsable mortgage loans 76,329 79,158 90,456 Loans financed with mortgage bonds — — — Other credits with mortgage loans 6,628,799 5,770,881 4,772,034 Mortgage leasing transactions 274,536 313,094 307,574 Other receivables and accounts receivable 47,071 57,462 74,515 Consumer loans Consumer loans in installments 2,177,515 2,069,835 1,866,839 Accounts receivable 143,491 109,086 124,009 Credit card receivables 763,486 608,975 467,624 Consumer finance leasing transactions 669 783 1,467 Other receivables and accounts receivable 36,001 37,159 33,314 Provisions for credit risk Provisions for commercial loans (460,245) (578,429) (693,909) Provisions for mortgage loans (47,012) (45,665) (42,087) Provisions for consumer loans (216,180) (169,601) (167,806) Subtotal 25,903,788 23,952,334 21,685,269 Total Financial Assets at amortized cost 27,293,682 25,701,853 21,909,607

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 110 Note 13 - Financial Assets at Amortized Cost, continued a) As of December 31, 2022 and 2021 and January 1, 2021, the composition of financial instruments acquired under resale agreements is as follows: As of December 31, As of January 1, 2022 2021 2021 MCh$ MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — 88,206 — Reverse repurchase agreements with Banco Central de Chile — 12,361 — Securities lending rights — — — Subtotal — 100,567 — Transactions with foreign banks Reverse repurchase agreements with other banks — 6,804 15,549 Reverse repurchase agreements with foreign Central Banks 99,620 427,565 5,858 Securities lending rights — — — Subtotal 99,620 434,369 21,407 Transactions with other entities in the country Reverse repurchase agreements 63,154 71,242 84,173 Securities lending rights — — — Subtotal 63,154 71,242 84,173 Transactions with other entities abroad Reverse repurchase agreements — — — Securities lending rights — — — Subtotal — — — Accumulated impairment of financial assets at amortized cost - Rights under repurchase agreements and securities lending agreements Financial assets without a significant increase in credit risk since initial recognition (step 1) — — — Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2) — — — Financial assets with credit deterioration (stage 3) — — — Subtotal — — — Totals 162,774 606,178 105,580

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 111 Note 13 - Financial Assets at Amortized Cost, continued b) Debt financial instruments As of December 31, 2022 and 2021 and January 1, 2021, the composition of debt financial instruments classified at amortized cost is as follows: As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ Of State and Banco Central de Chile Financial debt instruments of the Central Bank of Chile — — — Bonds and promissory notes of the General Treasury of the Republic 854,390 875,205 — Other tax debt instruments — — — Subtotal 854,390 875,205 — Other financial debt instruments issued in the country Debt financial instruments issued by other banks in the country — — — Bonds and bills of exchange of domestic companies — — — Other financial debt instruments issued in the country — — — Subtotal — — — Foreign debt financial instruments issued abroad Financial debt instruments issued by Central Banks abroad — — — Financial debt instruments of foreign governments and fiscal entities abroad 167,541 — — Debt financial instruments of other banks abroad 25,657 — 7,297 Bonds and bills of exchange of companies abroad — — — Other financial debt instruments issued abroad 133,930 187,582 104,346 Subtotal 327,128 187,582 111,643 Accumulated impairment of financial assets at amortized cost - Debt instruments (34) — — Subtotal (34) — — Total 1,181,484 1,062,787 111,643

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 112 Note 13 - Financial Assets at Amortized Cost, continued b.1) The changes in the expected loss from credit risk of financial instruments at amortized cost for the years ended December 31, 2022 and 2021, of financial assets at amortized cost are as follows: Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 01, 2022 — — — — Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 1 — — 1 Decrease due to changes in credit risk — — — — Charge-Offs — — — — Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased 35 — — 35 Financial assets that have been derecognized — — — — Changes in models/risk parameters — — — — Foreign exchange and other movements (2) — — (2) As of December 31, 2022 34 — — 34 Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 1, 2021 — — — — Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk — — — — Decrease due to changes in credit risk — — — — Charge-Offs — — — — Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased — — — — Financial assets that have been derecognized — — — — Changes in models/risk parameters — — — — Foreign exchange and other movements — — — — As of December 31, 2021 — — — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 113 Note 13 - Financial Assets at Amortized Cost, continued c) Interbank loans As of December 31, 2022 and 2021 and January 1, 2021, the composition of the loan portfolio due from banks is as follows: Interbank loans Financial assets before provisions Provisions recorded As of December 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — — — — — — — — — Foreign banks 46,441 — — 46,441 (805) — — (805) 45,636 Interbank liquidity loans 20,752 — 20,752 (168) — — (168) 20,584 Commercial interbank loans 25,689 — — 25,689 (637) — — (637) 25,052 Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivative transactions — — — — — — — — — Other non-transferable deposits in foreign banks — — — — — — — — — Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 46,441 — — 46,441 (805) — — (805) 45,636 Central Bank of Chile — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 46,441 — — 46,441 (805) — — (805) 45,636

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 114 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans Financial assets before provisions Provisions recorded As of December 31, 2021 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — — — — — — — — — Foreign banks 80,907 — — 80,907 (353) — — (353) 80,554 Interbank liquidity loans 80,907 — — 80,907 (353) — — (353) 80,554 Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivative transactions — — — — — — — — — Other non-transferable deposits in foreign banks — — — — — — — — — Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 80,907 — — 80,907 (353) — — (353) 80,554 Central Bank of Chile — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 80,907 — — 80,907 (353) — — (353) 80,554

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 115 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans as of December 31, 2020 Interbank loans Financial assets before provisions Provisions recorded As of January 01, 2021 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — — — — — — — — — Foreign banks 7,131 — — 7,131 (16) — — (16) 7,115 Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivative transactions — — — — — — — — — Other non-transferable deposits in foreign banks 7,131 — — 7,131 (16) — — (16) 7,115 Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 7,131 — — 7,131 (16) — — (16) 7,115 Central Bank of Chile — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 7,131 — — 7,131 (16) — — (16) 7,115

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 116 Note 13 - Financial Assets at Amortized Cost, continued d) Loans and receivables to customers as of December 31, 2022 As of December 31, 2022 and 2021 and January 1, 2021, the composition of the loan portfolio is as follows: Financial assets before provisions Provisions recorded As of December 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default Deductible Fogape Net Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation guarantees financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 (1) Total assets Commercial loans Commercial loans 9,697,703 1,598,429 630,185 675,592 198,482 12,800,391 (71,104) (18,283) (26,501) (190,521) (57,309) (363,718) — (363,718) 12,436,673 Foreign trade credits Chilean exports 826,811 13,802 11,337 4,475 414 856,839 (11,242) (358) (1,894) (2,148) (178) (15,820) — (15,820) 841,019 Foreign trade credits Chilean imports 584,434 62,743 4,247 166 619 652,209 (12,499) (1,742) (391) (68) (340) (15,040) — (15,040) 637,169 Foreign trade credits between third countries 183,459 - - - - 183,459 (1,394) — — — — (1,394) — (1,394) 182,065 Receivables in current accounts 26,800 45,794 3,961 2,560 8,688 87,803 (777) (1,143) (311) (901) (4,621) (7,753) — (7,753) 80,050 credit card debtors 5,024 21,318 230 192 2,630 29,394 (145) (757) (29) (100) (1,503) (2,534) — (2,534) 26,860 Factoring transactions 316,994 27,134 3,976 1,672 1,176 350,952 (5,255) (547) (121) (1,391) (446) (7,760) — (7,760) 343,192 Commercial leasing transactions 728,513 124,884 58,409 26,150 5,634 943,590 (2,999) (2,233) (1,980) (7,943) (2,798) (17,953) — (17,953) 925,637 Student loans - 498,510 - - 62,813 561,323 — (13,016) — — (6,536) (19,552) — (19,552) 541,771 Other receivables and accounts receivable - - - - - — — — — — — — (8,721) (8,721) (8,721) Subtotal 12,369,738 2,392,614 712,345 710,807 280,456 16,465,960 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) 16,005,715 Mortgage loans Loans with letters of credit — 12,126 — — 1,242 13,368 — (15) — — (93) (108) — (108) 13,260 Endorsable mortgage loans — 68,797 — — 7,532 76,329 — (148) — — (566) (714) — (714) 75,615 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 6,407,083 — — 221,716 6,628,799 — (16,339) — — (19,997) (36,336) — (36,336) 6,592,463 Mortgage leasing transactions — 265,688 — — 8,848 274,536 — (6,240) — — (3,119) (9,359) — (9,359) 265,177 Other mortgage loans receivables — 43,908 — — 3,163 47,071 — (162) — — (333) (495) — (495) 46,576 Subtotal — 6,797,602 — — 242,501 7,040,103 — (22,904) — — (24,108) (47,012) — (47,012) 6,993,091 Consumer loans Installment consumer loans — 2,056,465 — — 121,050 2,177,515 — (89,025) — — (80,322) (169,347) — (169,347) 2,008,168 Checking account debtors — 133,097 — — 10,394 143,491 — (4,043) — — (6,399) (10,442) — (10,442) 133,049 Credit card balances — 740,997 — — 22,489 763,486 — (17,745) — — (16,051) (33,796) — (33,796) 729,690 Consumer leasing transactions — 654 — — 15 669 — (35) — — (9) (44) — (44) 625 Other consumer loans and receivables — 34,791 — — 1,210 36,001 — (1,465) — — (1,086) (2,551) — (2,551) 33,450 Subtotal — 2,966,004 — — 155,158 3,121,162 — (112,313) — — (103,867) (216,180) — (216,180) 2,904,982 Total 12,369,738 12,156,220 712,345 710,807 678,115 26,627,225 (105,415) (173,296) (31,227) (203,072) (201,706) (714,716) (8,721) (723,437) 25,903,788 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 117 Note 13 - Financial Assets at Amortized Cost, continued Financial assets before provisions Provisions recorded As of December 31, 2021 Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default Deductible Fogape Net Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation guarantees financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 (1) Total assets Commercial loans Commercial loans 9,663,273 1,303,020 711,722 862,432 121,598 12,662,045 (87,648) (13,831) (39,908) (310,065) (35,692) (487,144) — (487,144) 12,174,901 Foreign trade credits Chilean exports 579,503 1,443 5,260 172 — 586,378 (10,387) (29) (141) (111) — (10,668) — (10,668) 575,710 Foreign trade credits Chilean imports 521,474 16,922 2,184 396 585 541,561 (12,603) (448) (188) (269) (289) (13,797) — (13,797) 527,764 Foreign trade credits between third countries 42,147 — — — — 42,147 (779) — — — — (779) — (779) 41,368 Receivables in current accounts 37,832 24,202 6,581 824 991 70,430 (1,106) (613) (641) (420) (516) (3,296) — (3,296) 67,134 credit card debtors 7,155 14,653 389 105 318 22,620 (224) (513) (55) (75) (245) (1,112) — (1,112) 21,508 Factoring transactions 227,987 14,858 401 419 - 243,665 (4,462) (275) (44) (332) — (5,113) — (5,113) 238,552 Commercial leasing transactions 769,304 57,745 90,439 27,920 3,446 948,854 (2,706) (1,268) (2,711) (9,978) (2,076) (18,739) — (18,739) 930,115 Student loans — 509,564 — — 53,672 563,236 — (12,852) — — (5,275) (18,127) — (18,127) 545,109 Other receivables and accounts receivable 100 — 12 — — 112 (2) — (2) — — (4) (19,650) (19,654) (19,542) Subtotal 11,848,775 1,942,407 816,988 892,268 180,610 15,681,048 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) 15,102,619 Mortgage loans Loans with letters of credit — 16,778 — — 1,770 18,548 — (21) — — (121) (142) — (142) 18,406 Endorsable mortgage loans — 72,982 — — 6,176 79,158 — (156) — — (257) (413) — (413) 78,745 Loans financed with mortgage bonds — — — — — — — — — — — — — — 0 Other mutual mortgage loans — 5,584,236 — — 186,645 5,770,881 — (13,833) — — (19,327) (33,160) — (33,160) 5,737,721 Mortgage leasing transactions — 304,626 — — 8,468 313,094 — (7,539) — — (3,781) (11,320) — (11,320) 301,774 Other mortgage loans receivables — 55,090 — — 2,372 57,462 — (156) — — (474) (630) — (630) 56,832 Subtotal — 6,033,712 — — 205,431 6,239,143 — (21,705) — — (23,960) (45,665) — (45,665) 6,193,478 Consumer loans Installment consumer loans — 1,970,015 — — 99,820 2,069,835 — (70,485) — — (67,931) (138,416) — (138,416) 1,931,419 Checking account debtors — 102,428 — — 6,658 109,086 — (2,804) — — (4,158) (6,962) — (6,962) 102,124 Credit card balances — 596,986 — — 11,989 608,975 — (12,794) — — (9,013) (21,807) — (21,807) 587,168 Consumer leasing transactions — 768 — — 15 783 — (32) — — (13) (45) — (45) 738 Other consumer loans and receivables — 36,229 — — 930 37,159 — (1,530) — — (841) (2,371) — (2,371) 34,788 Subtotal — 2,706,426 — — 119,412 2,825,838 — (87,645) — — (81,956) (169,601) — (169,601) 2,656,237 Total 11,848,775 10,682,545 816,988 892,268 505,453 24,746,029 (119,917) (139,179) (43,690) (321,250) (150,009) (774,045) (19,650) (793,695) 23,952,334 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 118 Note 13 - Financial Assets at Amortized Cost, continued Financial assets before provisions Provisions recorded As of January 01, 2021 Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default Deductible Fogape Net Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation guarantees financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 (1) Total assets Commercial loans Commercial loans 9,200,174 1,200,147 841,925 789,342 143,393 12,174,981 (99,450) (15,765) (81,626) (365,620) (46,530) (608,991) — (608,991) 11,565,990 Foreign trade credits Chilean exports 413,203 2,256 5,740 2,578 — 423,777 (7,457) (25) (175) (286) — (7,943) — (7,943) 415,834 Foreign trade credits Chilean imports 371,015 9,344 9,192 256 95 389,902 (9,248) (249) (1,062) (25) (22) (10,606) — (10,606) 379,296 Foreign trade credits between third countries 35,820 — — — — 35,820 (823) — — — — (823) — (823) 34,997 Receivables in current accounts 40,307 22,486 4,806 1,013 1,514 70,126 (1,038) (568) (878) (653) (886) (4,023) — (4,023) 66,103 credit card debtors 14,961 12,039 320 186 542 28,048 (567) (458) (58) (137) (434) (1,654) — (1,654) 26,394 Factoring transactions 142,484 10,561 2,111 384 - 155,540 (3,341) (175) (293) (307) — (4,116) — (4,116) 151,424 Commercial leasing transactions 736,203 56,112 101,483 42,849 4,650 941,297 (3,411) (1,626) (2,585) (14,072) (2,709) (24,403) — (24,403) 916,894 Student loans — 533,813 — — 74,475 608,288 — (10,723) — — (7,287) (18,010) — (18,010) 590,278 Other receivables and accounts receivable 107 4 3 — 1 115 (2) — — — — (2) (13,338) (13,340) (13,225) Subtotal 10,954,274 1,846,762 965,580 836,608 224,670 14,827,894 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13,338) (693,909) 14,133,985 Mortgage loans Loans with letters of credit — 21,550 — — 1,795 23,345 — (16) — — (98) (114) — (114) 23,231 Endorsable mortgage loans — 83,039 — — 7,417 90,456 — (86) — — (429) (515) — (515) 89,941 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 4,563,173 — — 208,861 4,772,034 — (9,846) — — (19,565) (29,411) — (29,411) 4,742,623 Mortgage leasing transactions — 295,271 — — 12,303 307,574 — (7,033) — — (4,685) (11,718) — (11,718) 295,856 Other mortgage loans receivables — 72,881 — — 1,634 74,515 — (115) — — (214) (329) — (329) 74,186 Subtotal — 5,035,914 — — 232,010 5,267,924 — (17,096) — — (24,991) (42,087) — (42,087) 5,225,837 Consumer loans Installment consumer loans — 1,724,931 — — 141,908 1,866,839 — (62,448) — — (75,322) (137,770) — (137,770) 1,729,069 Checking account debtors — 113,626 — — 10,383 124,009 — (2,849) — — (5,558) (8,407) — (8,407) 115,602 Credit card balances — 456,053 — — 11,571 467,624 — (10,623) — — (8,198) (18,821) — (18,821) 448,803 Consumer leasing transactions — 1,279 — — 188 1,467 — (50) — — (132) (182) — (182) 1,285 Other consumer loans and receivables — 32,033 — — 1,281 33,314 — (1,454) — — (1,172) (2,626) — (2,626) 30,688 Subtotal — 2,327,922 — — 165,331 2,493,253 — (77,424) — — (90,382) (167,806) — (167,806) 2,325,447 Total 10,954,274 9,210,598 965,580 836,608 622,011 22,589,071 (125,337) (124,109) (86,677) (381,100) (173,241) (890,464) (13,338) (903,802) 21,685,269 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 119 Note 13 - Financial Assets at Amortized Cost, continued e) Summary of movement in provisions recorded - Interbank loans Changes in allowances for loan losses for the year Individual assessment Portfolio Portfolio In default normal substandard Default Total Balance at January 1, 2022 (353) — — (353) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the year: — — — — Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): — — — — Normal individual to Substandard — — — — Normal individual to In Default individual — — — — Substandard up to individual default — — — — Substandard to Normal individual — — — — Individual default up to substandard — — — — Individual default up to Individual normal — — — — New loans originated (799) — — (799) New credits purchased — — — — Sale or assignment of receivables — — — — Payment of credits 296 — — 296 Application of provisions for write-offs — — — — Recovery of written off loans — — — — Exchange differences 51 — — 51 Other changes in provisions — — — — Balances as of December 31, 2022 (805) — — (805) Changes in allowances for loan losses for the year Individual assessment Portfolio Portfolio Portfolio in normal substandard Default Total Balance as of January 1, 2021 (16) — — (16) Creation/(release) of provisions for: — Change in measurement without portfolio reclassification during the year: — — — — Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): — — — — Normal individual to Substandard — — — — Normal individual to individual default — — — — Substandard up to individual default — — — — Substandard to Normal individual — — — — Individual default up to substandard — — — — Individual default up to Individual normal — — — — New loans originated (353) — — (353) New credits purchased — — — — Sale or assignment of receivables — — — — Payment of credits 16 — — 16 Application of provisions for write-offs — — — — Recovery of written off loans — — — — Exchange differences — — — — Other changes in provisions — — — — Balances as of December 31, 2021 (353) — — (353)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 120 Note 13 - Financial Assets at Amortized Cost, continued f) Summary of changes in allowances for loan losses - Commercial Placements Changes in allowances for loan losses for the year Normal Portfolio Deductible portfolio in default garantees Evaluation Portfolio Evaluation FOGAPE Individual Group Substandard Individual Group Subtotal Covid-19 (1) Total Balance at January 1, 2022 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) Creation/(release) of provisions for: — — — — — — — Change in measurement without portfolio reclassification during the year: 8,778 (34,786) (2,683) (6,904) (9,470) (45,065) — (45,065) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 8,582 9,926 3,699 (5,531) (47,108) (30,432) — (30,432) Normal individual to Substandard 2,826 — (8,422) — — (5,596) — (5,596) Normal individual to individual default 613 — — (2,694) — (2,081) — (2,081) Substandard up to individual default — — 7,253 (18,515) — (11,262) — (11,262) Substandard to Normal individual (1,174) — 2,360 — — 1,186 — 1,186 Individual default up to substandard — — (138) 1,560 — 1,422 — 1,422 Individual default up to Individual normal — — — — — — — — Group Normal to Group default (41) 17,476 — 41 (38,766) (21,290) — (21,290) Group default to Group normal — (1,346) — — 5,911 4,565 — 4,565 Individual (normal, substandard, default) to Group (normal, default) 8,119 (6,859) 2,646 14,188 (14,409) 3,685 — 3,685 Group (normal, default) to Individual (normal, substandard, default) (1,761) 655 — (111) 156 (1,061) — (1,061) New loans originated (121,637) (18,267) (6,758) (45,990) (5,273) (197,925) — (197,925) New credits due to conversion from contingent to loan (11,717) (4,674) (944) (19) (572) (17,926) — (17,926) New credits purchased — — — — — — — — Sale or assignment of receivables — 369 — 6,407 12 6,788 — 6,788 Payment of credits 125,099 38,599 14,448 81,508 14,230 273,884 — 273,884 Application of provisions for write-offs — 5 — 85,332 18,142 103,479 — 103,479 Recovery of written off loans — — — — — — — — Changes in models and methodologies — — — — — — — — Exchange differences 5,851 353 4,528 12,547 848 24,127 — 24,127 Other changes in provisions (454) 225 173 (9,172) (447) (9,675) 10,929 1,254 Balances as of December 31, 2022 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) Changes in allowances for loan losses for the year Normal Portfolio Deductible Portfolio in default garantees Evaluation Portfolio Evaluation FOGAPE Individual Group Substandard Individual Group Subtotal Covid-19 (i) Total Balance as of January 1, 2021 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13,338) (693,909) Creation/(release) of provisions for: — Change in measurement without portfolio reclassification during the year: 2,640 (21,244) (5,036) (8,214) (5,491) (37,345) — (37,345) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 1,976 9,566 43,507 (65,859) (9,966) (20,776) — (20,776) Normal individual to Substandard 3,709 — (7,527) — — (3,818) — (3,818) Normal individual to individual default 203 — — (2,174) — (1,971) — (1,971) Substandard up to individual default — — 50,856 (64,220) — (13,364) — (13,364) Substandard to Normal individual (430) — 1,417 — — 987 — 987 Individual default up to substandard — — (991) 1,875 — 884 — 884 Individual default up to Individual normal — — — — — — — — Group Normal to Group default — 9,555 — — (20,676) (11,121) — (11,121) Group default to Group normal — (1,434) — — 9,483 8,049 — 8,049 Individual (normal, substandard, default) to Group (normal, default) 10 — 134 — (266) (122) — (122) Group (normal, default) to Individual (normal, substandard, default) (1,516) 1,445 (382) (1,340) 1,493 (300) — (300) New loans originated (107,604) (11,092) (15,093) (95,532) (6,173) (235,494) — (235,494) New credits due to conversion from contingent to loan (12,116) (2,552) (2,600) (154) (230) (17,652) — (17,652) New credits purchased — — — — — — — — Sale or assignment of receivables — 925 — 121,825 2 122,752 — 122,752 Payment of credits 127,608 24,490 27,736 68,665 16,736 265,235 — 265,235 Application of provisions for write-offs — 2 3 53,109 17,995 71,109 — 71,109 Recovery of written off loans — — — — — — — — Changes in models and methodologies — 271 — — 33 304 — 304 Exchange differences (4,746) (49) (5,455) (18,686) (67) (29,003) — (29,003) Other changes in provisions (2,338) (557) (75) 4,696 936 2,662 (6,312) (3,650) Balances as of December 31, 2021 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 121 Note 13 - Financial Assets at Amortized Cost, continued g) Summary of the movement in provisions recorded - Mortgage Loans Movement in allowances for loan losses for the year Group Evaluation Normal Portfolio Portfolio in default Total Balance as of January 1, 2022 (21,705) (23,960) (45,665) Creation/(release) of provisions for: — Change in measurement without portfolio reclassification during the year: (2,604) (234) (2,838) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): Normal group to group default 2,534 (7,325) (4,791) Group default to Group normal (250) 1,688 1,438 New loans originated (3,656) (1,985) (5,641) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 1,175 4,013 5,188 Application of provisions for write-offs — 3,329 3,329 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference 2,539 1,803 4,342 Other changes in provisions (937) (1,437) (2,374) Balances as of December 31, 2022 (22,904) (24,108) (47,012) Movement in allowances for loan losses for the year Group Evaluation Normal Portfolio Portfolio in default Total Balance as of January 1, 2021 (17,096) (24,991) (42,087) Creation/(release) of provisions for: — Change in measurement without portfolio reclassification during the year: (1,750) (221) (1,971) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): Normal group to group default 1,069 (4,140) (3,071) Group default to Group normal (418) 2,842 2,424 New loans originated (5,772) (4,045) (9,817) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 4,288 5,196 9,484 Application of provisions for write-offs — 4,093 4,093 Recovery of written off loans — — — Changes in models and methodologies (1,165) (2,782) (3,947) Exchange difference (861) 88 (773) Other changes in provisions — — — Balances as of December 31, 2021 (21,705) (23,960) (45,665)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 122 Note 13 - Financial Assets at Amortized Cost, continued h) Summary of movement in provisions recorded - Consumer loans and receivables Movement in allowances for loan losses for the year Group Evaluation Portfolio Portfolio in default Total Balance as of January 1, 2022 (87,645) (81,956) (169,601) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the year: (61,722) (26,561) (88,283) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 50,061 (113,935) (63,874) Normal group to group default 51,342 (122,105) (70,763) Group default to Group normal (1,281) 8,170 6,889 New loans originated (45,671) (26,438) (72,109) New credits due to conversion from contingent to loan (38,596) (7,607) (46,203) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 67,400 34,858 102,258 Application of provisions for write-offs 17 132,607 132,624 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference 5,711 5,421 11,132 Other changes in provisions (1,868) (20,256) (22,124) Balances as of December 31, 2022 (112,313) (103,867) (216,180) Movement in allowances for loan losses for the year Group Evaluation Portfolio Portfolio in default Total Balance as of January 1, 2021 (77,424) (90,382) (167,806) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the year: (34,684) (24,761) (59,445) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 28,640 (59,443) (30,803) Normal group to group default 31,867 (75,721) (43,854) Group default to Group normal (3,227) 16,278 13,051 New loans originated (41,697) (25,012) (66,709) New credits due to conversion from contingent to loan (22,641) (5,924) (28,565) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 71,057 32,695 103,752 Application of provisions for write-offs 11 117,507 117,518 Recovery of written off loans — — — Changes in models and methodologies (9,380) (12,588) (21,968) Exchange difference (1,527) (14,048) (15,575) Other changes in provisions — — — Balances as of December 31, 2021 (87,645) (81,956) (169,601)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 123 Note 13 - Financial Assets at Amortized Cost, continued i) Concentration of loans by economic activity The following detail is presented as of December 31, 2022 and 2021 and January 1, 2021. Placements and exposure to contingent credits Provisions recorded As of December 31, 2022 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loans — 46,441 46,441 — (805) (805) Commercial Loans Agriculture and livestock 321,280 152,087 473,367 (5,376) (6,765) (12,141) Fruit growing 55,800 27,765 83,565 (1,429) (487) (1,916) Forestry 38,178 — 38,178 (836) — (836) Fishing 42,257 15,456 57,713 (2,128) (34) (2,162) Mining 341,384 12,613 353,997 (2,392) (725) (3,117) Oil and natural gas 916 104,150 105,066 (9) (2,127) (2,136) Product manufacturing industry: 1,234,919 677,644 1,912,563 (31,260) (13,515) (44,775) Food, beverages and tobacco 342,843 234,191 577,034 (11,328) (4,891) (16,219) Textile, leather and footwear 49,378 36,089 85,467 (1,843) (2,924) (4,767) Wood and furniture 24,044 81,616 105,660 (918) (337) (1,255) Pulp, paper and printing 53,760 34,005 87,765 (1,791) (868) (2,659) Chemicals and petroleum products 352,648 143,756 496,404 (6,890) (2,602) (9,492) Metals, non-metals, machinery, and other 412,246 147,987 560,233 (8,490) (1,893) (10,383) Electricity, gas and water 369,818 347,888 717,706 (20,989) (2,544) (23,533) Residential construction 668,672 391,950 1,060,622 (5,534) (13,824) (19,358) Non-Mortgage construction (office, civil works) 960,512 230,075 1,190,587 (13,347) (5,928) (19,275) Wholesale trade 1,422,647 132,216 1,554,863 (43,911) (4,410) (48,321) Retail trade, restaurants and hotels 703,217 305,446 1,008,663 (72,392) (16,573) (88,965) Transportation and warehousing 879,395 190,567 1,069,962 (9,970) (7,948) (17,918) Telecommunications 90,120 25,628 115,748 (2,679) (800) (3,479) Financial services 1,419,156 112,228 1,531,384 (20,608) (2,622) (23,230) Business services — 134,183 134,183 — (1,404) (1,404) Real estate services 2,367,243 293,775 2,661,018 (68,170) (11,101) (79,271) Student loans 561,323 — 561,323 (19,553) — (19,553) Public administration, defense and police — 82,047 82,047 — (686) (686) Social and other community services 1,572,147 159,075 1,731,222 (42,235) (4,348) (46,583) Personal services — 22,183 22,183 — (1,586) (1,586) Subtotal 13,048,984 3,416,976 16,465,960 (362,818) (97,427) (460,245) Mortgage loans 6,393,143 646,960 7,040,103 (26,190) (20,822) (47,012) Consumer loans 2,343,631 777,531 3,121,162 (160,381) (55,799) (216,180) Contingent credit exposure 1,667,193 1,508,118 3,175,311 (35,692) (6,985) (42,677)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 124 Note 13 - Financial Assets at Amortized Cost, continued Loans and exposure to contingent credits Provisions recorded As of December 31, 2021 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loans — 80,907 80,907 — (353) (353) Commercial Loans Agriculture and livestock 297,911 187,381 485,292 (3,757) (13,017) (16,774) Fruit growing 61,774 — 61,774 (1,358) — (1,358) Forestry 42,280 — 42,280 (1,172) — (1,172) Fishing 12,513 6,760 19,273 (781) (118) (899) Mining 287,438 74,929 362,367 (3,260) (3,034) (6,294) Oil and natural gas 621 29,755 30,376 (6) (1,952) (1,958) Product manufacturing industry: 1,026,158 625,522 1,651,680 (33,299) (20,256) (53,555) Food, beverages and tobacco 303,065 211,636 514,701 (11,978) (5,609) (17,587) Textile, leather and footwear 38,419 54,126 92,545 (1,772) (4,492) (6,264) Wood and furniture 17,716 92,670 110,386 (1,065) (1,147) (2,212) Pulp, paper and printing 63,077 44,707 107,784 (1,994) (1,265) (3,259) Chemicals and petroleum products 323,034 117,054 440,088 (7,873) (3,094) (10,967) Metals, non-metals, machinery, and other 280,847 105,329 386,176 (8,617) (4,649) (13,266) Electricity, gas and water 643,226 321,299 964,525 (66,233) (2,400) (68,633) Residential construction 604,129 438,488 1,042,617 (4,044) (16,646) (20,690) Non-Mortgage construction (office, civil works) 953,616 259,307 1,212,923 (11,422) (9,075) (20,497) Wholesale trade 1,071,416 187,648 1,259,064 (31,598) (7,762) (39,360) Retail trade, restaurants and hotels 669,442 353,557 1,022,999 (73,440) (41,589) (115,029) Transportation and warehousing 936,011 192,686 1,128,697 (30,788) (24,544) (55,332) Telecommunications 65,792 41,408 107,200 (2,808) (1,433) (4,241) Financial services 1,400,978 123,026 1,524,004 (29,875) (584) (30,459) Business services — 112,127 112,127 — (1,566) (1,566) Real estate services 1,721,366 404,768 2,126,134 (53,786) (16,282) (70,068) Student loans 563,461 — 563,461 (18,162) — (18,162) Public administration, defense and police — 116,963 116,963 — (1,579) (1,579) Social and other community services 1,647,383 172,471 1,819,854 (43,687) (4,595) (48,282) Personal services — 27,437 27,437 — (2,521) (2,521) Subtotal 12,005,515 3,675,532 15,681,047 (409,476) (168,953) (578,429) Mortgage loans 5,511,980 727,162 6,239,142 (20,116) (25,549) (45,665) Consumer loans 1,858,282 967,555 2,825,837 (101,902) (67,699) (169,601) Contingent credit exposure 2,605,535 1,589,469 4,195,004 (30,095) (8,157) (38,252)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 125 Note 13 - Financial Assets at Amortized Cost, continued Loans and exposure to contingent credits Provisions recorded As of January 01, 2021 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loans — 7,131 7,131 — (16) (16) Commercial Loans Agriculture and livestock 257,446 166,191 423,637 (14,459) (16,806) (31,265) Fruit growing 71,117 — 71,117 (1,247) — (1,247) Forestry 51,164 — 51,164 (1,355) — (1,355) Fishing 31,461 4,273 35,734 (397) (87) (484) Mining 294,799 42,247 337,046 (4,399) (2,233) (6,632) Oil and natural gas 394 45,286 45,680 (1) (10,181) (10,182) Product manufacturing industry: 974,109 798,543 1,772,652 (36,655) (23,637) (60,292) Food, beverages and tobacco 268,548 389,215 657,763 (12,242) (5,103) (17,345) Textile, leather and footwear 34,991 53,518 88,509 (1,851) (4,496) (6,347) Wood and furniture 16,731 69,519 86,250 (2,595) (1,206) (3,801) Pulp, paper and printing 34,138 46,158 80,296 (1,082) (2,587) (3,669) Chemicals and petroleum products 439,744 112,204 551,948 (9,782) (4,749) (14,531) Metals, non-metals, machinery, and other 179,957 127,929 307,886 (9,103) (5,496) (14,599) Electricity, gas and water 648,752 359,075 1,007,827 (111,259) (6,208) (117,467) Residential construction 572,995 133,919 706,914 (3,619) (11,542) (15,161) Non-Mortgage construction (office, civil works) 963,691 167,078 1,130,769 (12,093) (8,354) (20,447) Wholesale trade 969,556 207,582 1,177,138 (50,381) (9,928) (60,309) Retail trade, restaurants and hotels 649,104 384,910 1,034,014 (62,299) (31,961) (94,260) Transportation and warehousing 504,307 364,662 868,969 (24,935) (16,089) (41,024) Telecommunications 52,911 3,254 56,165 (2,426) (1,336) (3,762) Financial services 1,336,585 192,874 1,529,459 (65,414) (3,042) (68,456) Business services 2,922 73,179 76,101 (1,169) (2,294) (3,463) Real estate services 1,421,614 410,290 1,831,904 (47,273) (24,098) (71,371) Student loans 608,288 — 608,288 (18,010) — (18,010) Public administration, defense and police — 79,175 79,175 — (1,734) (1,734) Social and other community services 1,700,253 175,018 1,875,271 (54,226) (8,736) (62,962) Personal services — 108,870 108,870 — (4,026) (4,026) Subtotal 11,111,468 3,716,426 14,827,894 (511,617) (182,292) (693,909) Mortgage loans 4,636,151 631,773 5,267,924 (16,707) (25,380) (42,087) Consumer loans 1,707,058 786,195 2,493,253 (102,731) (65,075) (167,806) Contingent credit exposure 1,794,045 1,224,068 3,018,113 (32,725) (11,326) (44,051)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 126 Note 13 - Financial Assets at Amortized Cost, continued j) Mortgage loans and their allowance for loan losses by tranche of unpaid loan principal over the value of the mortgage collateral (PVG) and days past due, respectively As of December 31, 2022 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 a 29 30-59 60 89 >=90 Total 0 1 a 29 30-59 60 89 >=90 Total PVG<=40%. 834,594 24,306 6,910 2,994 11,234 880,038 (6,043) (844) (435) (270) (2,274) (9,866) 40%< PVG<=80%. 5,468,303 119,928 33,949 19,378 56,059 5,697,617 (19,535) (4,292) (1,843) (1,333) (5,960) (32,963) 80%< PVG<=90% PVG 327,927 3,624 1,712 433 1,381 335,077 (1,045) (122) (64) (42) (316) (1,589) PVG> 90% 116,854 5,556 723 541 3,697 127,371 (1,308) (237) (50) (133) (866) (2,594) Total 6,747,678 153,414 43,294 23,346 72,371 7,040,103 (27,931) (5,495) (2,392) (1,778) (9,416) (47,012) As of December 31, 2021 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 to 29 30-59 60 89 >=90 Total 0 1 to 29 30-59 60 89 >=90 Total PVG<=40%. 949,719 9,489 3,916 1,283 8,015 972,422 (2,017) (259) (198) (78) (964) (3,516) 40%< PVG<=80%. 4,127,709 54,368 17,320 9,173 40,260 4,248,830 (10,044) (1,917) (823) (555) (3,107) (16,446) 80%< PVG<=90% PVG 284,767 3,157 611 1,616 8,965 299,116 (1,034) (129) (65) (297) (3,459) (4,984) PVG> 90% 647,606 52,864 6,725 2,217 9,363 718,775 (14,677) (2,357) (442) (252) (2,991) (20,719) Total 6,009,801 119,878 28,572 14,289 66,603 6,239,143 (27,772) (4,662) (1,528) (1,182) (10,521) (45,665) As of January 01, 2021 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 to 29 30-59 60 89 >=90 Total 0 1 to 29 30-59 60 89 >=90 Total PVG<=40%. 714,086 9,536 2,497 1,406 5,179 732,704 (1,330) (273) (97) (66) (532) (2,298) 40%< PVG<=80%. 3,563,671 52,275 13,850 6,837 42,056 3,678,689 (8,419) (1,898) (652) (361) (3,064) (14,394) 80%< PVG <=90% 177,696 690 444 58 15,360 194,248 (503) (30) (38) (7) (5,152) (5,730) PVG> 90% 590,544 46,808 8,064 3,043 13,824 662,283 (13,467) (1,651) (545) (314) (3,688) (19,665) Total 5,045,997 109,309 24,855 11,344 76,419 5,267,924 (23,719) (3,852) (1,332) (748) (12,436) (42,087)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 127 Note 13 - Financial Assets at Amortized Cost, continued k) The concentration of due from banks and commercial loans and their provisions by classification category as of December 31, 2022 and 2021 and January 1, 2021 is as follows: Interbank loans and commercial loans As of December 31, 2022 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (1) Interbank liquidity loans — 7,939 8,474 1,695 2,644 — 20,752 — — — — — — — — — — — — 20,752 — — — 20,752 — Commercial interbank loans — — — 25,689 — — 25,689 — — — — — — — — — — — — 25,689 — — — 25,689 — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal — 7,939 8,474 27,384 2,644 — 46,441 — — — — — — — — — — — — 46,441 — — — 46,441 — Provisions recorded — (6) (19) (667) (113) — (805) — — (805) — — — (805) — % of provisions recorded 0.00% (0.08)% (0.22)% (2.44)% (4.27)% 0.00% (1.73)% — — — — — — — — — — — — (1.73)% — — — (1.73)% — Commercial loans Commercial loans 125,458 526,374 2,265,928 4,137,775 1,892,137 750,031 9,697,703 387,324 83,329 91,229 68,303 630,185 159,904 27,073 245,837 179,921 21,535 41,322 675,592 11,003,480 1,598,429 198,482 1,796,911 12,800,391 — Foreign trade credits Chilean exports 4,309 196,666 254,416 155,386 176,018 40,016 826,811 8,117 — — 3,220 11,337 — 91 — 3,499 229 656 4,475 842,623 13,802 414 14,216 856,839 — Foreign trade credits Chilean imports 194 4,538 171,966 204,990 166,515 36,231 584,434 3,941 274 — 32 4,247 — — — 166 — — 166 588,847 62,743 619 63,362 652,209 — Foreign trade credits between third countries — — 139,113 31,872 12,474 — 183,459 — — — — — — — — — — — — 183,459 — — — 183,459 — Current account receivables — 1 1,284 7,941 12,768 4,806 26,800 3,077 264 253 367 3,961 916 347 20 365 497 415 2,560 33,321 45,794 8,688 54,482 87,803 — Credit card receivables 27 28 442 1,961 1,910 656 5,024 187 26 1 16 230 25 2 17 59 34 55 192 5,446 21,318 2,630 23,948 29,394 — Factoring transactions 28,444 48,422 15,898 132,496 68,368 23,366 316,994 3,420 556 — — 3,976 — 46 — 11 285 1,330 1,672 322,642 27,134 1,176 28,310 350,952 — Commercial finance leasing transactions — 22,756 91,720 295,157 261,649 57,231 728,513 24,368 9,705 10,220 14,116 58,409 9,244 4,043 3,567 2,960 1,699 4,637 26,150 813,072 124,884 5,634 130,518 943,590 — Student loans — — — — — — — — — — — — — — — — — — — — 498,510 62,813 561,323 561,323 — Other credits and accounts receivable — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal 158,432 798,785 2,940,767 4,967,578 2,591,839 912,337 12,369,738 430,434 94,154 101,703 86,054 712,345 170,089 31,602 249,441 186,981 24,279 48,415 710,807 13,792,890 2,392,614 280,456 2,673,070 16,465,960 — Provisions recorded (58) (432) (5,208) (36,522) (46,620) (16,575) (105,415) (6,384) (8,412) (4,627) (11,804) (31,227) (3,402) (3,161) (62,360) (74,793) (15,782) (43,574) (203,072) (339,714) (38,079) (73,731) (111,810) (451,524) (8,721) % of provisions recorded (0.04)% (0.05)% (0.18)% (0.74)% (1.80)% (1.82)% (0.85)% (1.48)% (8.93)% (4.55)% (13.72)% (4.38)% (2.00)% (10.00)% (25.00)% (40.00)% (65.00)% (90.00)% (28.57)% (2.46)% (2)% (26)% (4.18)% (2.74)% — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 128 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans As of December 31, 2021 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (1) Interbank liquidity loans — 28,326 38,557 14,024 — — 80,907 — — — — — — — — — — — — 80,907 — — — 80,907 — Commercial interbank loans — — — — — — — — — — — — — — — — — — — — — — — — — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — (19,650) Subtotal — 28,326 38,557 14,024 — — 80,907 — — — — — — — — — — — — 80,907 — — — 80,907 (19,650) Provisions recorded — (24) (84) (245) — — (353) — — — — — — — — — — — — (353) — — — (353) — % of provisions recorded — (0.00) (0.00) (0.02) — — (0.02) — — — — — — — — — — — — (0) — — — (0) — Commercial loans Commercial loans 93,969 475,463 2,177,082 3,924,400 2,173,721 818,638 9,663,273 419,742 128,757 88,600 74,623 711,722 87,263 31,903 402,596 183,564 36,606 120,500 862,432 11,237,427 1,303,020 121,598 1,424,618 12,662,045 — Foreign trade credits Chilean exports — 93,003 182,069 125,888 132,801 45,742 579,503 4,763 — 497 — 5,260 — — — — 172 — 172 584,935 1,443 — 1,443 586,378 — Foreign trade credits Chilean imports 131 21,225 127,684 163,853 166,445 42,136 521,474 2,108 — 76 — 2,184 — — — — 349 47 396 524,054 16,922 585 17,507 541,561 — Foreign trade credits between third countries — — 15,804 15,212 11,131 — 42,147 — — — — — — — — — — — — 42,147 — — — 42,147 — Current account receivables — — 644 11,030 16,905 9,253 37,832 4,755 1,169 296 361 6,581 127 73 17 160 231 216 824 45,237 24,202 991 25,193 70,430 — Credit card receivables 38 44 355 2,444 3,207 1,067 7,155 268 39 27 55 389 — 1 7 20 18 59 105 7,649 14,653 318 14,971 22,620 — Factoring transactions 10,693 28,203 42,950 51,831 73,433 20,877 227,987 255 39 — 107 401 — 46 — — 32 341 419 228,807 14,858 — 14,858 243,665 — Commercial finance leasing transactions — 1,271 84,140 283,619 316,158 84,116 769,304 38,127 16,884 16,927 18,501 90,439 6,315 4,585 4,624 3,244 5,125 4,027 27,920 887,663 57,745 3,446 61,191 948,854 — Student loans — — — — — — — — — — — — — — — — — — — — 509,564 53,672 563,236 563,236 — Other credits and accounts receivable — — 33 31 22 14 100 12 — — — 12 — — — — — — — 112 — — — 112 — Subtotal 104,831 619,209 2,630,761 4,578,308 2,893,823 1,021,843 11,848,775 470,030 146,888 106,423 93,647 816,988 93,705 36,608 407,244 186,988 42,533 125,190 892,268 13,558,031 1,942,407 180,610 2,123,017 15,681,048 — Provisions recorded (38) (274) (4,294) (34,064) (53,535) (27,712) (119,917) (8,172) (10,263) (9,329) (15,926) (43,690) (1,867) (3,648) (101,424) (74,512) (27,550) (112,249) (321,250) (484,857) (29,829) (44,093) (73,922) (558,779) (19,650) % of provisions recorded (0.00) (0.00) (0.00) (0.01) (0.02) (0.03) (0.06) (0.02) (0.07) (0.09) (0.17) (0.34) (0.02) (0.10) (0.25) (0.40) (0.65) (0.90) (0.36) (0.76) (0.02) (0.24) (0.25) (1.01) — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 129 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans As of January 01, 2021 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (1) Interbank liquidity loans — — — — — — — — — — — — — — — — — — — — — — — — — Commercial interbank loans — — — — — — — — — — — — — — — — — — — — — — — — — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — 7,131 — — — 7,131 — — — — — — — — — — — — 7,131 — — — 7,131 (13,338) Subtotal — — 7,131 — — — 7,131 — — — — — — — — — — — — 7,131 — — — 7,131 (13,338) Provisions recorded — — (16) — — — (16) — — — — — — — — — — — — (16) — — — (16) — % of provisions recorded — — (0) — — — (0) — — — — — — — — — — — — (0) — — — (0) — Commercial loans Commercial loans 73,089 450,522 1,937,892 3,630,803 2,378,236 737,880 9,208,422 360,664 135,586 154,707 190,968 841,925 90,797 51,183 164,785 169,575 128,169 184,833 789,342 10,839,689 1,200,147 143,393 1,343,540 12,183,229 — Foreign trade credits Chilean exports — 56,133 90,638 139,829 99,296 27,184 413,080 5,378 — 362 — 5,740 2,311 — — — — 267 2,578 421,398 2,256 — 2,256 423,654 — Foreign trade credits Chilean imports 86,714 2,316 27,536 97,083 120,857 36,509 371,015 9,192 — — — 9,192 234 — — — — 22 256 380,463 9,344 95 9,439 389,902 — Foreign trade credits between third countries — — 4,975 20,073 10,772 — 35,820 — — — — — — — — — — — — 35,820 — — — 35,820 — Current account receivables — — 1,411 11,007 13,414 7,533 33,365 2,757 807 777 465 4,806 120 39 86 59 141 568 1,013 39,184 22,486 1,514 24,000 63,184 — Credit card receivables — 53 222 922 11,824 757 13,778 177 83 27 33 320 26 — — 7 18 135 186 14,284 12,039 542 12,581 26,865 — Factoring transactions 1,361 4,566 39,089 49,114 37,481 10,874 142,485 2,111 — — — 2,111 — — 59 — — 325 384 144,980 10,561 — 10,561 155,541 — Commercial finance leasing transactions — 1,355 75,481 279,461 280,605 99,300 736,202 51,653 24,978 7,908 16,944 101,483 4,780 12,843 1,920 16,765 1,530 5,011 42,849 880,534 56,112 4,650 60,762 941,296 — Student loans — — — — — — — — — — — — — — — — — — — — 533,813 74,475 608,288 608,288 — Other credits and accounts receivable — 4 16 46 36 5 107 3 — — — 3 — — — — — — — 110 4 1 5 115 — Subtotal 161,164 514,949 2,177,260 4,228,338 2,952,521 920,042 10,954,274 431,935 161,454 163,781 208,410 965,580 98,268 64,065 166,850 186,406 129,858 191,161 836,608 12,756,462 1,846,762 224,670 2,071,432 14,827,894 — Provisions recorded (58) (227) (3,251) (31,937) (55,309) (34,555) (125,337) (9,643) (11,894) (14,562) (50,578) (86,677) (1,966) (6,407) (41,712) (74,561) (84,403) (172,051) (381,100) (593,114) (29,589) (57,868) (87,457) (680,571) (13,338) % of provisions recorded (0.00) (0.00) (0.00) (0.01) (0.02) (0.04) (0.01) (0.02) (0.07) (0.09) (0.24) (0.09) (0.02) (0.10) (0.25) (0.40) (0.65) (0.90) (0.46) (0.05) (0.02) (0.26) (0.04) (0.05) — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 130 Note 13 - Financial Assets at Amortized Cost, continued l) The concentration of credit risk by days past due as of December 31, 2022 and 2021 and January 1, 2021 is as follows: Exposure for contingent credits before provisions Provisions recorded As of December 31, 2022 Deductible Normal portfolio Substandard Portfolio in default Normal portfolio Substandard Portfolio in default guarantees Net Evaluation Portfolio Evaluation Total Evaluation Portfolio Evaluation Subtotal FOGAPE Total financial Individual Group Individual Individual Group Individual Group Individual Individual Group Covid-19 assets Interbank loans 0 days 46,441 — — — — 46,441 (805) — — — — (805) — (805) 45,636 1 to 29 days — — — — — — — — — — — — — — — 30 to 59 days — — — — — — — — — — — — — — — 60 to 89 days — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — Subtotal 46,441 — — — — 46,441 (805) — — — — (805) — (805) 45,636 Commercial loans 0 days 12,191,463 2,259,038 613,874 525,380 70,177 15,659,932 (99,188) (29,273) (27,788) (108,458) (16,378) (281,085) — (281,085) 15,378,847 1 to 29 days 139,951 80,502 36,046 10,908 16,683 284,090 (1,704) (3,793) (1,584) (2,187) (4,181) (13,449) — (13,449) 270,641 30 to 59 days 2,657 35,671 19,985 8,874 13,189 80,376 (426) (3,231) (918) (2,845) (3,371) (10,791) — (10,791) 69,585 60 to 89 days 4,686 17,403 7,356 10,244 12,979 52,668 (530) (1,782) (937) (2,740) (3,412) (9,401) — (9,401) 43,267 >= 90 days 30,981 — 35,084 155,401 167,428 388,894 (3,567) — — (86,842) (46,389) (136,798) (8,721) (145,519) 243,375 Subtotal 12,369,738 2,392,614 712,345 710,807 280,456 16,465,960 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) 16,005,715 Mortgage loans 0 days — 6,645,230 — — 102,448 6,747,678 — (19,135) — — (8,796) (27,931) — (27,931) 6,719,747 1 to 29 days — 121,376 — — 32,038 153,414 — (2,627) — — (2,868) (5,495) — (5,495) 147,919 30 to 59 days — 22,634 — — 20,660 43,294 — (686) — — (1,706) (2,392) — (2,392) 40,902 60 to 89 days — 8,362 — — 14,984 23,346 — (456) — — (1,322) (1,778) — (1,778) 21,568 >= 90 days — — — — 72,371 72,371 — — — — (9,416) (9,416) — (9,416) 62,955 Subtotal — 6,797,602 — — 242,501 7,040,103 — (22,904) — — (24,108) (47,012) — (47,012) 6,993,091 Consumer loans 0 days — 2,784,916 — — 52,487 2,837,403 — (82,066) — — (29,732) (111,798) — (111,798) 2,725,605 1 to 29 days — 122,965 — — 12,654 135,619 — (14,165) — — (7,103) (21,268) — (21,268) 114,351 30 to 59 days — 38,234 — — 11,093 49,327 — (9,935) — — (6,486) (16,421) — (16,421) 32,906 60 to 89 days — 19,889 — — 14,689 34,578 — (6,147) — — (9,550) (15,697) — (15,697) 18,881 >= 90 days — — — — 64,235 64,235 — — — — (50,996) (50,996) — (50,996) 13,239 Subtotal — 2,966,004 — — 155,158 3,121,162 — (112,313) — — (103,867) (216,180) — (216,180) 2,904,982 Total loans 12,416,179 12,156,220 712,345 710,807 678,115 26,673,666 (106,220) (173,296) (31,227) (203,072) (201,706) (715,521) (8,721) (724,242) 25,949,424

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 131 Note 13 - Financial Assets at Amortized Cost, continued Exposure for contingent credits before provisions Provisions recorded As of December 31, 2021 Deductible Normal portfolio Substandard Portfolio in default Normal portfolio Substandard Portfolio in default guarantees Net Evaluation Portfolio Evaluation Evaluation Portfolio Evaluation FOGAPE financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 Total assets Interbank loans 0 days 80,907 — — — — 80,907 (353) — — — — (353) — (353) 80,554 1 to 29 days — — — — — — — — — — — — — — — 30 to 59 days — — — — — — — — — — — — — — — 60 to 89 days — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — Subtotal 80,907 — — — — 80,907 (353) — — — — (353) — (353) 80,554 Commercial loans 0 days 11,734,836 1,855,067 795,901 584,583 58,507 15,028,894 (119,027) (24,507) (42,306) (168,749) (14,303) (368,892) — (368,892) 14,660,002 1 to 29 days 109,958 56,350 13,122 14,769 9,453 203,652 (866) (2,752) (711) (4,443) (3,151) (11,923) — (11,923) 191,729 30 to 59 days 1,074 19,675 5,559 34,315 5,863 66,486 (18) (1,458) (329) (16,962) (1,668) (20,435) — (20,435) 46,051 60 to 89 days 2,907 11,315 2,406 10,142 6,136 32,906 (6) (1,112) (344) (2,439) (1,473) (5,374) — (5,374) 27,532 >= 90 days — — — 248,459 100,651 349,110 — — — (128,657) (23,498) (152,155) (19,650) (171,805) 177,305 Subtotal 11,848,775 1,942,407 816,988 892,268 180,610 15,681,048 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) 15,102,619 Mortgage loans 0 days — 5,911,311 — — 98,490 6,009,801 — (18,415) — — (8,172) (26,587) — (26,587) 5,983,214 1 to 29 days — 98,177 — — 21,701 119,878 — (2,184) — — (2,478) (4,662) — (4,662) 115,216 30 to 59 days — 17,400 — — 11,172 28,572 — (560) — — (968) (1,528) — (1,528) 27,044 60 to 89 days — 6,824 — — 7,465 14,289 — (546) — — (636) (1,182) — (1,182) 13,107 >= 90 days — — — — 66,603 66,603 — — — — (11,706) (11,706) — (11,706) 54,897 Subtotal — 6,033,712 — — 205,431 6,239,143 — (21,705) — — (23,960) (45,665) — (45,665) 6,193,478 Consumer loans 0 days — 2,563,686 — — 49,756 2,613,442 — (69,176) — — (29,877) (99,053) — (99,053) 2,514,389 1 to 29 days — 105,059 — — 9,439 114,498 — (9,257) — — (5,519) (14,776) — (14,776) 99,722 30 to 59 days — 25,556 — — 8,267 33,823 — (5,547) — — (5,260) (10,807) — (10,807) 23,016 60 to 89 days — 12,125 — — 9,968 22,093 — (3,665) — — (6,441) (10,106) — (10,106) 11,987 >= 90 days — — — — 41,982 41,982 — — — — (34,859) (34,859) — (34,859) 7,123 Subtotal — 2,706,426 — — 119,412 2,825,838 — (87,645) — — (81,956) (169,601) — (169,601) 2,656,237 Total loans 11,929,682 10,682,545 816,988 892,268 505,453 24,826,936 (120,270) (139,179) (43,690) (321,250) (150,009) (774,398) (19,650) (794,048) 24,032,888

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 132 Note 13 - Financial Assets at Amortized Cost, continued Exposure for contingent credits before provisions Provisions recorded As of December 31, 2021 Deductible Normal portfolio Substandard Portfolio in default Normal portfolio Substandard Portfolio in default guarantees Net Evaluation Portfolio Evaluation Evaluation Portfolio Evaluation FOGAPE financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 Total assets Interbank loans 0 days 7,131 — — — — 7,131 (16) — — — — (16) — (16) 7,115 1 to 29 days — — — — — — — — — — — — — — — 30 to 59 days — — — — — — — — — — — — — — — 60 to 89 days — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — Subtotal 7,131 — — — — 7,131 (16) — — — — (16) — (16) 7,115 Commercial loans 0 days 10,856,256 1,771,755 843,975 376,402 71,671 13,920,059 (124,027) (24,802) (76,559) (200,438) (20,520) (446,346) — (446,346) 13,473,713 1 to 29 days 95,787 47,630 89,114 13,134 14,800 260,465 (1,296) (2,456) (8,383) (6,577) (4,348) (23,060) — (23,060) 237,405 30 to 59 days 2,169 19,129 20,724 180,108 6,428 228,558 (10) (1,544) (660) (57,132) (2,092) (61,438) — (61,438) 167,120 60 to 89 days 43 8,246 9,538 11,395 5,857 35,079 (3) (787) (409) (7,256) (2,116) (10,571) — (10,571) 24,508 >= 90 days 19 2 2,229 255,569 125,914 383,733 (1) — (666) (109,697) (28,792) (139,156) (13,338) (152,494) 231,239 Subtotal 10,954,274 1,846,762 965,580 836,608 224,670 14,827,894 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13,338) (693,909) 14,133,985 Mortgage loans 0 days — 4,933,191 — — 112,806 5,045,997 — (14,604) — — (9,115) (23,719) — (23,719) 5,022,278 1 to 29 days — 82,806 — — 26,503 109,309 — (1,721) — — (2,131) (3,852) — (3,852) 105,457 30 to 59 days — 15,324 — — 9,532 24,856 — (524) — — (807) (1,331) — (1,331) 23,525 60 to 89 days — 4,592 — — 6,753 11,345 — (247) — — (502) (749) — (749) 10,596 >= 90 days — — — — 76,418 76,418 — — — — (12,436) (12,436) — (12,436) 63,982 Subtotal — 5,035,913 — — 232,012 5,267,925 — (17,096) — — (24,991) (42,087) — (42,087) 5,225,838 Consumer loans 0 days — 2,208,906 — — 81,598 2,290,504 — (61,419) — — (38,243) (99,662) — (99,662) 2,190,842 1 to 29 days — 88,206 — — 17,353 105,559 — (8,628) — — (7,737) (16,365) — (16,365) 89,194 30 to 59 days — 22,338 — — 11,137 33,475 — (4,968) — — (5,283) (10,251) — (10,251) 23,224 60 to 89 days — 8,472 — — 10,091 18,563 — (2,409) — — (5,137) (7,546) — (7,546) 11,017 >= 90 days — — — — 45,152 45,152 — — — — (33,982) (33,982) — (33,982) 11,170 Subtotal — 2,327,922 — — 165,331 2,493,253 — (77,424) — — (90,382) (167,806) — (167,806) 2,325,447 Total loans 10,961,405 9,210,597 965,580 836,608 622,013 22,596,203 (125,353) (124,109) (86,677) (381,100) (173,241) (890,480) (13,338) (903,818) 21,692,385

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 133 Note 14 - Investments in Companies As of December 31, 2022 and 2021 and January 1, 2021, the main investments in related companies are shown below: a) The main investments in companies and minority investments are shown below: As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ Investments in companies 11,584 9,155 8,467 Minority investments 10,790 10,412 10,315 Total 22,374 19,567 18,782 b) Investments at equity value (companies with significant influence) As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Company Investment Investment Investment Ownership value Ownership value Ownership value % MCh$ % MCh$ % MCh$ Investments valued at equity value Nexus S.A (1) — % — — % — 14.8148% 1,278 Transbank S.A. 8,7188% 9,672 8,7188% 7,402 8.7188% 5,871 Combac S.A. (2) 9.8114% 745 9.8100% 670 8.1848% 307 IMERC OTC S.A. (2) 8,6624% 1,167 8,6624% 1,083 8.66240% 1,011 Total 11,584 9,155 8,467 (1) On November 30, 2021, an Operadora de Tarjetas de Crédito Nexus S.A share purchase agreement was signed with the rest of the Company's shareholder banks to sell 100% of the shares owned by Nexus Systems Chile S.A. to Minsait Payments. In December 2021, FMC approved this and the assets were reclassified to "Available for sale". As of December 31, 2022, the transaction was completed and Itaú CorpBanca ceased to be a shareholder of Nexus (See Note 5). (2) As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. With this transaction, the Bank's total interest increased to 9.81%. c) Summary of financial information of associates As of December 31, 2022 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nexus S.A. — — — — Transbank S.A. 1,498,207 1,387,278 84,898 26,031 Combac S.A. 8,358 1,004 6,424 930 IMERC OTC S.A. 35,564 22,342 12,350 872 Total 1,542,129 1,410,624 103,672 27,833

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 134 Note 14 - Investments in Companies, continued As of December 31, 2021 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nexus S.A. 21,145 9,673 8,310 3,162 Transbank S.A. 1,317,587 1,232,689 97,337 (12,439) Combac S.A. 7,569 931 6,246 392 IMERC OTC S.A. 35,641 23,023 12,247 371 Total 1,381,942 1,266,316 124,140 (8,514) As of January 1, 2021 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nexus S.A. 19,210 10,585 17,676 (9,051) Transbank S.A. 1,006,137 938,800 84,007 (16,670) Combac S.A. — — — — IMERC OTC S.A. — — — — Total 1,025,347 949,385 101,683 (25,721) d) The changes in investments in related companies for the years ended December 31, 2022 and 2021 are as follows: As of As of December 31 December 31 2022 2021 MCh$ MCh$ Opening balances as of January 1st 19,567 18,782 Acquisition of investments — 106 Sale of investments — (1,278) Effect of exchange ratio — 507 Initial recognition of Equity Value and share of profit (loss) 2,429 198 Fair value of minority investments 380 300 Capital increase Transbank — 872 Translation differences (2) 80 Total 22,374 19,567

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 135 Note 14 - Investments in Companies, continued e) Summary of minority investments (shares and rights on other companies): As of December 31 As of December 31 2022 2021 Company % MCh$ % MCh$ Combanc (1) — — — — IMERC OTC S.A (1) — 253 — — Redbanc S.A. 2.5043% 672 2,5043% 249 Sociedad Interbancaria de Depósitos de Valores S.A. 9.4021% — 9,4021% 627 Electronic Stock Exchange 4.8780% 406 2,4390% 182 Stock Exchange 4.1666% 3,561 4,1666% 3,521 CCLV Contraparte Central (4) — 221 — 226 Swift — 9 — — A.C.H Colombia (2) 4.2100% 1,568 4,2100% 1,158 Redeban Multicolor S.A (2) 1.6000% 641 1,6000% 765 Camara de Compensación Divisas Colombianas S.A (2) (3) — — 6,2056% — Cámara de Riesgo Central de Contraparte S.A (2) (3) 1.2832% 308 — 380 Colombian Stock Exchange (2) 0.6700% 569 0,6700% 319 Credibanco (2) 6.3662% 2,568 6,3662% 2,969 Patrimonio autónomo Fiducredicor (Comisionista) (2) 5.2630% 14 5,2630% 16 Total 10,790 10,412 (1) Corresponds to investments in other companies made by subsidiaries established in Colombia. (2) As a result of the merger between Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares took place, where the Bank delivered the shares held by Cámara de Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte, which were recorded at their new market value, where the Bank recognized a gain of MCh$507 at the date of the exchange (MCh$420 corresponding to Itaú Corpbanca Colombia S. A. and MCh$87 to Itaú Comisionista de Bolsa Colombia S.A.), the gain was recorded in equity in earnings of related companies. (3) Recognition of the interest in CCLV Contraparte Central generated through the acquisition of MCC S.A. Corredores de Bolsa on June 1, which was subsequently merged with Itaú Corpbanca Corredores de Bolsa, f) We have evaluated the evidence indicated in IAS 28 and have not identified any impairment on the Bank's investments

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 136 Note 15 - Intangible Assets a) The composition of this item as of December 31, 2022 and 2021 is as follows: Average Average Net assets as OF Net asset as of Items useful life remaining January 01 Gross Accumulated December 31 years amortization years 2022 Balance Amortization 2022 No. No. MCh$ MCh$ MCh$ MCh$ Software or computer programs 6 2 142,536 304,260 (145,583) 158,677 Goodwill from business combinations 492,512 492,512 — 492,512 Other intangible assets arising from business combinations 9 2 64,296 189,044 (146,443) 42,601 Total 699,344 985,816 (292,026) 693,790 Average Average Net assets as OF Net asset as of Items useful life remaining January 01 Gross Accumulated December 31 years amortization years 2022 Balance Amortization 2021 No. No. MCh$ MCh$ MCh$ MCh$ Software or computer programs 6 3 140,180 268,047 (125,511) 142,536 Goodwill from business combinations 492,512 492,512 — 492,512 Other intangible assets arising from business combinations 9 3 85,991 189,044 (124,748) 64,296 Total 718,683 949,603 (250,259) 699,344

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 137 Note 15 - Intangible Assets, continued b) The changes in the gross balance of intangible assets as of December 31, 2022 and 2021 are as follows: Software or Goodwill from Other intangible assets computer business arising from Total programs combinations business combinations MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 268,047 492,512 189,044 949,603 Additions 49,918 — — 49,918 Disposals (806) — — (806) Exchange differences (12,575) — — (12,575) Other (324) — — (324) Balances as of December 31, 2022 304,260 492,512 189,044 985,816 System or software Projects Other intangible assets Software or Goodwill from Other intangible assets computer business arising from Total programs combinations business combinations MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 238,609 492,512 189,044 920,165 Additions 38,624 — — 38,624 Disposals (14,828) — — (14,828) Exchange differences 1,224 — — 1,224 Other 4,418 — — 4,418 Balances as of December 31, 2021 268,047 492,512 189,044 949,603

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 138 Note 15 - Intangible Assets, continued c) The changes in accumulated depreciation of intangible assets during the years ended December 31, 2022 and 2021 are as follows: Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (125,511) — (124,748) (250,259) Amortization for the year (33,021) — (21,695) (54,716) Exchange differences 7,728 — — 7,728 Other 5,221 — — 5,221 Balances as of December 31, 2022 (145,583) — (146,443) (292,026) Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (98,429) — (103,053) (201,482) Amortization for the year (34,096) — (21,695) (55,791) Exchange differences (994) — — (994) Other 8,008 — — 8,008 Balances as of December 31, 2021 (125,511) — (124,748) (250,259) d) Impairment Banco Itaú Corpbanca assesses, at the end of each reporting period, whether there is any indication of impairment of any asset (including goodwill). If such an indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of December 31, 2022 and December 31, 2021, there are no indications or concrete evidence of impairment (see details in Note 40). As of the date of these financial statements, there have been no events requiring the recognition of impairment. e) Restrictions Itaú Corpbanca and subsidiaries have no restrictions on intangible assets as of December 31, 2022 and December 31, 2021. Additionally, no intangible assets have been pledged as collateral for the performance of obligations.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 139 Note 16 - Fixed Assets a) The breakdown of this item as of December 31, 2022 and 2021 and January 1, 2021 is as follows: Remaining Net assets as of Net assets as of Item Useful life depreciation January 1, Accumulated December 31, years years 2022 Gross balance depreciation 2022 Buildings 26 14 11,772 13,440 (4,926) 8,514 Land — — 3,548 2,319 — 2,319 Equipment 6 3 23,798 82,885 (63,573) 19,312 Other 14 8 11,939 35,435 (25,523) 9,912 Total 51,057 134,079 (94,022) 40,057 Remaining Net assets as of Net assets as of Item Useful life amortization January 01, Accumulated December 31, years years 2021 Gross balance depreciation 2021 Buildings 26 15 12,058 18,466 (6,694) 11,772 Land — — 3,507 3,548 — 3,548 Equipment 6 4 27,650 85,835 (62,037) 23,798 Other 14 9 12,805 36,039 (24,100) 11,939 Total 56,020 143,888 (92,831) 51,057 The useful life presented in the tables above corresponds to the total useful life and residual life of the fixed assets of the Bank and subsidiaries. The total useful life was calculated based on the expected use considering the quality of the original construction, the environment where the assets are located, the quality and level of maintenance carried out and the appraisal performed by external specialists independent from the Bank. b) The changes in the gross balance of fixed assets as of December 31, 2022 are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 18,466 3,548 85,835 36,039 143,888 Additions 143 — 4,589 3,162 7,894 Sales and/or disposals for the year (306) (89) (1,224) (2,440) (4,059) Impairment — — — (20) (20) Exchange differences (2,087) (576) (6,315) (1,306) (10,284) Reclassification to assets held for sale (2,776) (106) — — (2,882) Other — (458) — — (458) Balances as of December 31, 2022 13,440 2,319 82,885 35,435 134,079

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 140 Note 16 - Fixed Assets, continued The changes in the gross balance of fixed assets as of December 31, 2021 are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 18,257 3,506 85,404 35,664 142,831 Additions 24 — 4,887 2,635 7,546 Sales and/or disposals for the year — — (4,663) (2,386) (7,049) Impairment — — (52) (415) (467) Exchange differences 185 42 754 260 1,241 Other — — (495) 281 (214) Balances as of December 31, 2021 18,466 3,548 85,835 36,039 143,888 The changes in accumulated depreciation of fixed assets for the years ended December 31, 2022 and 2021, respectively, are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (6,694) — (62,037) (24,100) (92,831) Depreciation for the year (415) — (7,864) (4,494) (12,773) Sales and/or disposals for the year 146 — 1,034 1,838 3,018 Exchange differences 717 — 5,294 1,243 7,254 Reclassification to assets held for sale 1,320 — — — 1,320 Impairment — — — (10) (10) Other — — — — — Balances as of December 31, 2022 (4,926) — (63,573) (25,523) (94,022) Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (6,198) — (57,754) (22,859) (86,811) Depreciation for the year (435) — (8,217) (3,471) (12,123) Sales and/or disposals for the year — — 4,645 2,307 6,952 Exchange differences (61) — (763) (179) (1,003) Impairment — — 52 383 435 Other — — — (281) (281) Balances as of December 31, 2021 (6,694) — (62,037) (24,100) (92,831) The Bank and its subsidiaries have no restrictions on fixed assets as of December 31, 2022 and 2021 and January 1, 2021. In addition, fixed assets have not been pledged as collateral for the performance of obligations. On the other hand, there are no amounts owed on fixed assets by the Bank as of the aforementioned dates.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 141 Note 17 - Assets for Right to use and Obligations under Lease Contracts a) The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. (i) In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract. The breakdown of this item as of December 31, 2022 and 2021 and January 1, 2021 is as follows: Average Net remaining assets as of Net assets Useful life depreciation January 1, Gross Accumulated as of December 31, years years 2022 balances depreciation 2022 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 5 110,743 164,052 (74,513) 89,539 Land — — — — — — Improvements in leased premises 9 5 20,876 48,480 (28,341) 20,139 Other fixed assets 3 — 38 — — — Other intangible assets — — — — — — Total 131,657 212,532 (102,854) 109,678 Average Net remaining assets as of Net assets Useful life depreciation January 1, Gross Accumulated as of December 31, years years 2022 balances depreciation 2021 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 6 145,906 175,358 (64,615) 110,743 Land — — — — — — Improvements in leased premises 9 5 24,595 57,253 (36,377) 20,876 Other fixed assets 3 1 102 152 (114) 38 Other intangible assets — — — — — — Total 170,603 232,763 (101,106) 131,657 (ii) Movement in the gross balance of assets for right to use lease for the years ended December 31, 2022 and 2021 are as follows: Improvements in Others leased Others intangible Buildings Land leased premises assets assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 175,358 — 57,253 152 — 232,763 Additions 9,113 — 6,161 — — 15,274 Sales and/or disposals for the year (15,372) — (13,207) (122) — (28,701) Reclassifications 9,248 — — — — 9,248 Inflation indexation adjustments (8,985) — — (5) — (8,990) Exchange differences (5,310) — (1,727) (25) — (7,062) Balances as of December 31, 2022 164,052 — 48,480 — — 212,532

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 142 Note 17 - Assets for Right to use and Obligations under Lease Contracts, continued Improvements in Others leased Others intangible Buildings Land leased premises assets assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 195,992 — 55,055 173 — 251,220 Additions 4,674 — 2,725 — — 7,399 Sales and/or disposals for the year (32,712) — — (16) — (32,728) Reclassifications 6,558 — — — — 6,558 Inflation indexation adjustments (1,028) — — (6) — (1,034) Impairment — — (764) — — (764) Exchange differences 1,874 — 237 1 — 2,112 Balances as of December 31, 2021 175,358 — 57,253 152 — 232,763 (iii) The changes in accumulated depreciation of assets for right to use leased assets for the years ended December 31, 2022 and 2021 are as follows: Improvements in Other fixed Other intangible Buildings Land leased premises assets assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (64,615) — (36,377) (114) — (101,106) Depreciation (22,518) — (6,147) (33) — (28,698) Sales and/or disposals for the year 9,790 — 12,665 125 — 22,580 Exchange differences 2,695 — 1,518 22 — 4,235 Reclassifications 135 — — — — 135 Impairment — — — — — — Balances as of December 31, 2022 (74,513) — (28,341) — — (102,854) Improvements in Other fixed Other intangible Buildings Land leased premises assets assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (50,086) — (30,460) (71) — (80,617) Depreciation (27,125) — (6,485) (59) — (33,669) Sales and/or disposals for the year 13,333 — — 16 — 13,349 Exchange differences (737) — (137) — — (874) Reclassifications — — 705 — — 705 Impairment — — — — — — Balances as of December 31, 2021 (64,615) — (36,377) (114) — (101,106)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 143 Note 17 - Assets for Right to use and Obligations under Lease Contracts, continued b) Lease contracts liabilities (i) Lease contracts liabilities as of December 31, 2022 and 2021 and January 1, 2021 are as follows: As of December 31, As of December 31, As of January 1, 2022 2021 2021 MCh$ MCh$ MCh$ Lease contract liabilities 94,575 115,544 151,885 Total 94,575 115,544 151,885 The Bank and its subsidiaries have contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals. (ii) The changes in lease contract liabilities and cash flows as of December 31, 2022 and 2021 and January 1, 2021 are as follows: As of December 31, 2022 MCh$ Balances as of January 1, 2022 115,544 Additions due to new contracts (1) 9,113 Disposals due to early termination (5,527) Interest expense 3,657 Remeasurements of the liabilities due to modifications (2) (8,908) Inflation rate adjustments 9,171 Exchange rate adjustment (22) Exchange differences (3,776) Capital and interest payments (24,677) Balances as of December 31, 2022 94,575 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments. As of December 31, 2021 MCh$ Balances as of January 1, 2021 151,885 Additions due to new contracts (1) 4,674 Disposals due to early termination (20,177) Interest expense 3,725 Remeasurements of the liabilities due to modifications (2) (728) Inflation rate adjustments 6,252 Exchange rate adjustment 25 Exchange differences 1,435 Capital and interest payments (31,547) Balances as of December 31, 2021 115,544 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 144 Note 18 - Taxes a) Current taxes The Bank and its subsidiaries, at the end of each reporting period, have established a provision for first category income tax, which was determined based on current tax legislation. The net provision for recoverable taxes has been reflected in assets for MCh$88,276 as of December 31, 2022 (MCh$56,852 as of December 31, 2021), as detailed below: a.1) Current tax assets and liabilities by geographical area As of December 31, 2022 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 50,690 — 37,663 88,353 Current tax liabilities — — (77) (77) Total net 50,690 — 37,586 88,276 As of December 31, 2021 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 18,871 1,713 37,600 58,184 Current tax liabilities (393) — (939) (1,332) Total net 18,478 1,713 36,661 56,852 As of January 1, 2021 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 43,533 1,443 19,723 64,699 Current tax liabilities (596) — (1,170) (1,766) Total net 42,937 1,443 18,553 62,933 (1) Correspond to the Itaú Corpbanca New York Branch.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 145 Note 18 - Taxes, continued a.2) Current tax components by geographical area As of December 31, 2022 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, income tax effect (12,000) — (1,819) (13,819) Income tax, equity effect net investments abroad — — — — Income tax, 27% rate (12,000) — (1,819) (13,819) Less: — Estimated Monthly Income Tax Payments 51,824 — 24,576 76,400 Credit for training expenses 1,000 — — 1,000 Credit for Donations 828 — — 828 Credit 4% capital event 721 — — 721 Other taxes prior years (2) 8,317 — 14,829 23,146 Total 50,690 — 37,586 88,276 (1) Correspond to the Itaú Corpbanca New York Branch. (2) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others. As of December 31, 2021 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax with effect in profit and loss (51,768) — (2,908) (54.676) Income tax effect on equity, net investments hedge (7,145) — — (7.145) Income tax effect on equity cash flows hedge — — — — Income tax, 27% rate (58,913) — (2,908) (61,821) Less: Estimated Monthly Income Tax Payments 25,429 — 19,752 45,181 Credit for training expenses 800 — — 800 Credit for Donations 732 — — 732 Credit 4% capital event 1,460 — — 1,460 Other taxes prior years (2) 48,970 1,713 19,817 70,500 Total 18,478 1,713 36,661 56,852 (1) Correspond to the Itaú Corpbanca New York Branch. (2) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 146 Note 18 - Taxes, continued As of January 1, 2021 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, 27% rate (9,452) — (4,284) (13,736) Less: Estimated Monthly Income Tax Payments 49,340 — 21,268 70,608 Credit for training expenses 800 — — 800 Credit for Donations 264 — — 264 Credit 4% capital event 2,920 — — 2,920 Other taxes prior years (2) (935) 1,443 1,569 2,077 Total 42,937 1,443 18,553 62,933 (1) Correspond to the Itaú Corpbanca New York Branch. (2) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others. b) Income tax results The tax expense for the years ended December 31, 2022 and 2021 consists of the following items: For the years ended December 31, 2022 2021 MCh$ MCh$ Income tax expense: Current year income tax (13,819) (54,676) Credit (charge) for deferred taxes: Origination and reversal of temporary differences, current year 34,989 (54,357) Subtotal 21,170 (109,033) Other 10,336 (4,111) Net credit (charge) to income for income taxes 31,506 (113,144) c) Reconciliation of effective tax rate The reconciliation between the current statutory nominal income tax rates and the effective rates applied to the determination of the tax expense as of December 31, 2022 and 2021 is as follows 2022 2021 Nominal rates by geographic area Rate Rate Chile 27.0% 27.0% Colombia 38.0% 34.0% United States 21.0% 21.0%

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 147 Note 18 - Taxes, continued The main tax effects, according to the nominal tax rates of the countries reported on a consolidated basis, are as follows: For the years ended December 31, 2022 2021 Tax Rate Tax Rate Amount Amount % MCh$ % MCh$ Calculation at Statutory Rate 27.00 108,615 27.00 106,361 Price-level restatement of Tax-basis Equity (1) (38.75) (155,880) (15.77) (62,109) Effect of rates Colombian subsidiary (2) (0.80) (3,228) (0.51) (1,992) Effect of rates New York subsidiary (2) (0.19) (780) (0.21) (812) Capital gain exemption (3) 3.02 12,133 2.57 10,127 U,S, tax on accrued income 0.37 1,493 0.95 3,728 Exchange rate variation for Colombia investment (4) 2.21 8,880 16.43 64,713 Other Adjustments (5) (0.68) (2,739) (1.74) (6,872) Effective tax rate and tax expense (income) (7.82) (31,506) 28.72 113,144 (1) During the year ended December 31, 2022, the CPI factor used to adjust the Tax-basis Equity was equal to 13,7% (6,7% in 2021; 2,7% in 2020), (2) This line reflects the differences in tax rates from other jurisdictions, based on the Bank's consolidated result, (3) Capital gains from sales of fixed income instruments qualifying for tax exemption under Article 104 of the Chilean Income Tax Act are not subject to income tax, (4) For tax purposes, the investment in Colombia is measured in U,S, dollars, The devaluation (appreciation) of the Chilean peso against the U,S, dollar generates income (expense) for tax purposes without a corresponding effect on the accounting results, The amount presented here represents the income tax expense (income) due to the effect of the exchange rate on the investment in Colombia, As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect itself economically from the tax effect generated by the variation in the exchange rate, The effect of these instruments (which offset the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the year, (5) This line provides the effects of the variation in the exchange rate for the US dollar reported by the Chilean Central Bank that affects the valuation of the tax investment of the New York branch; and other effects, d) Effect of taxes recorded in equity d.1) Tax effect of other comprehensive income that may be reclassified to income in subsequent years: For the years ended December 31, 2022 2021 MCh$ MCh$ Effect of investments at FVTOCI (1,077) 10,998 Effect of change in hedge accounting net investment 3,749 18,417 Effect of change in cash flow hedging 15,882 (21,119) Total charge to other comprehensive income 18,554 8,296

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 148 Note 18 - Taxes, continued d.2) Other comprehensive income that will not be reclassified to income in subsequent years: For the years ended December 31, 2022 2021 MCh$ MCh$ Defined benefit income tax (1,073) (28) Total charge to other comprehensive income (1,073) (28) e) Deferred tax effects e.1) Total deferred taxes As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Assets Liabilities Net Assets Liabilities Net Assets Liabilities Net MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred taxes with effect in income Allowances for loan losses 160,456 — 160,456 153,727 — 153,727 183,996 — 183,996 Miscellaneous provisions 92,297 — 92,297 71,856 — 71,856 31,851 — 31,851 Tax losses 81,182 — 81,182 57,248 — 57,248 51,546 — 51,546 Provision associated with personnel 11,817 — 11,817 11,339 — 11,339 7,368 17 7,385 Accrued interest on past due portfolio 11,604 — 11,604 3,919 — 3,919 6,031 — 6,031 IFRS 16 lease effect 1,417 — 1,417 1,356 — 1,356 1,643 — 1,643 Net tax value of amortizable assets 1,371 — 1,371 340 — 340 183 — 183 Unearned price differences 950 — 950 1,459 — 1,459 2,231 — 2,231 Depreciation of property, plant and equipment (34,768) — (34,768) (29,541) — (29,541) (30,697) (274) (30,971) Lease division and others (31,311) — (31,311) 17,249 — 17,249 10,803 — 10,803 Market value of financial instruments (28,587) — (28,587) (5,472) — (5,472) 72,864 — 72,864 Itaú-Corpbanca business combination (11,502) — (11,502) (17,399) — (17,399) (17,975) — (17,975) Other 444 — 444 (1,107) — (1,107) (272) 20 (252) Subtotal deferred tax assets (liabilities) through profit or loss 255,370 — 255,370 264,974 — 264,974 319,572 (237) 319,335 Deferred income taxes through other comprehensive income Tax on investments at FVTOCI 2,346 — 2,346 (1,803) — (1,803) (9,946) — (9,946) Tax on tax loss arising from hedges (3,661) — (3,661) — — — — — — Tax on investments at CA — — — — — — — — — Taxes due to accounting hedging effect net investment 13,444 — 13,444 9,872 — 9,872 — — — Taxes due to cash flow hedging effect 261 — 261 (1,262) — (1,262) — — — Tax on defined benefit obligations 3,257 — 3,257 4,235 4,235 4,486 — 4,486 Other (1,910) — (1,910) (826) — (826) (2,142) — (2,142) Subtotal deferred tax assets (liabilities) through other comprehensive income 13,737 — 13,737 10,216 — 10,216 (7,602) — (7,602) Total deferred tax assets (liabilities) 269,107 — 269,107 275,190 — 275,190 311,970 (237) 311,733

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 149 Note 18 - Taxes, continued e.2) Deferred taxes by geographic area As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Chile USA (1) Colombia Total Chile USA (1) Colombia Total Chile USA (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred tax asset 175,667 18,911 74,529 269,107 177,223 20,447 77,520 275,190 243,897 18,663 49,410 311,970 Deferred tax liabilities — — — — — — — — — — (237) (237) Total net by geographic area 175,667 18,911 74,529 177,223 20,447 77,520 275,190 243,897 18,663 49,173 311,733 (1) Corresponds to the branch located in New York. The effects of deferred tax assets and liabilities allocated as a result of temporary differences by geographic area are presented below. As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Chile USA (1) Colombia Total Chile USA (1) Colombia Total Chile USA (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Allowances for loan losses 153,205 698 6,553 160,456 138,874 718 14,135 153,727 172,045 — 11,951 183,996 Miscellaneous provisions 63,584 1,788 26,925 92,297 52,467 1,978 17,411 71,856 32,027 1,025 (1,201) 31,851 Tax losses 46,484 11,744 22,954 81,182 3,157 17,038 37,053 57,248 1,744 15,500 34,302 51,546 Provision associated with personnel 4,973 595 6,249 11,817 4,286 393 6,660 11,339 3,634 195 3,556 7,385 Accrued interest on past due portfolio 11,604 — — 11,604 3,919 — — 3,919 6,031 — — 6,031 IFRS 16 lease effect 891 — 526 1,417 725 — 631 1,356 1,080 48 515 1,643 Net tax value of amortizable assets 1,371 — — 1,371 1,459 — — 1,459 2,231 — — 2,231 Unearned price differences 950 — — 950 340 — — 340 183 — — 183 Depreciation of property, plant and equipment (35,689) (61) 982 (34,768) (29,469) (56) (16) (29,541) (31,611) (68) 708 (30,971) Lease division and others (35,221) — 3,910 (31,311) 7,501 — 9,748 17,249 3,682 — 7,121 10,803 Market value of financial instruments (18,748) 4,396 (14,235) (28,587) 13,208 368 (19,048) (5,472) 76,285 (448) (2,973) 72,864 Itaú-Corpbanca business combination (11,502) — — (11,502) (17,446) — 47 (17,399) (17,975) — — (17,975) Other (2,592) — 3,036 444 (969) (1) (137) (1,107) (2,523) 2,860 (589) (252) Total net assets (liabilities) 179,310 19,160 56,900 255,370 178,052 20,438 66,484 264,974 246,833 19,112 53,390 319,335 As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Chile USA (1) Colombia Total Chile USA (1) Colombia Total Chile USA (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Tax on investments to FVOCI 1,928 (249) 667 2,346 380 9 (2,192) (1,803) (1,562) (449) (7,935) (9,946) Tax on tax loss arising from hedges (3,661) — — (3,661) — — — — — — — — Tax on investments at CA — — — — — — — — — — — Taxes due to accounting hedging effect net investment — — 13,444 13,444 — — 9,872 9,872 — — — — Taxes due to cash flow hedging effect — — 261 261 — — (1,262) (1,262) — — — — Tax on defined benefit obligations — — 3,257 3,257 — — 4,235 4,235 — — 4,486 4,486 Other (1,910) — — (1,910) (1,209) — 383 (826) (1,374) — (768) (2,142) Total deferred tax assets (liabilities) through other comprehensive income (3,643) (249) 17,629 13,737 (829) 9 11,036 10,216 (2,936) (449) (4,217) (7,602) Total deferred taxes 175,667 18,911 74,529 269,107 177,223 20,447 77,520 275,190 243,897 18,663 49,173 311,733 (1) Correspond to the Itaú Corpbanca New York Branch.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 150 Note 18 - Taxes, continued f) Summary of total deferred taxes The following is a summary of deferred taxes, considering both their effect on shareholders' equity and income. As of December 31 As of December 31 As of January 01 2022 2021 2022 MCh$ MCh$ MCh$ Deferred tax assets Through other comprehensive income 13,737 10,216 (7,602) Through income 255,370 264,974 319,572 Total deferred tax assets 269,107 275,190 311,970 Deferred tax liabilities Through other comprehensive income — — — Through income — — (237) Total deferred tax liabilities — — (237) g) Effects of Joint Circular No. 3.478 of the FMC and No. 47 of the Chilean Internal Revenue Service. As of December 31, 2022 and 2021, the information presented includes neither the operations of entities that are consolidated in the financial statements nor lease and factoring operations, but only those of the contributing Bank. Total assets at financial value and assets at tax value are reported, regardless of the fact that the transactions are not related to each other or do not correspond to what should be included in the non-performing portfolio columns. The detail of such transactions for the year 2022 is as follows: Loans and receivables Assets at Assets at tax value due from customers as of Financial Statement Secured non- Unsecured non-December 31, 2022 value Total performing porfolio performing portfolio MCh$ MCh$ MCh$ MCh$ Commercial loans 13,142,789 13,171,367 75,912 126,472 Mortgage loans 6,393,144 6,393,144 4,845 14,783 Consumen loans 2,343,040 2,343,040 854 26,243 Total 21,878,973 21,907,551 81,611 167,498 Provisions for As of January 1 Write-off against Provisions Provisions As of December 31, non-performing portfolio 2022 provisions established released 2022 MCh$ MCh$ MCh$ MCh$ MCh$ Commercial loans 116,319 53,459 104,209 40,598 126,471 Mortgage loans 10,189 2,034 10,816 4,188 14,783 Consumen loans 13,632 9,408 26,228 4,209 26,243 Total 140,140 64,901 141,253 48,995 167,497 Direct write-offs and recoveries MCh$ D. Aplication of Art. 31 No. 4 first and third paragraphs MCh$ Direct write-offs Art. 31 No. 4, second paragraph (180,132) Write-offs as per first paragraph — Forgiveness resulting in the release of provisions — Forgiveness as per third paragraph — Recovery or renegotiation of written-off loans 65,283

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 151 Note 18 - Taxes, continued The detail of such transactions for the year 2021 is as follows: Loans and receivables Assets at Assets at tax value due from customers as of Financial Statement Secured non- Unsecured non-December 31, 2021 value Total performing porfolio performing portfolio MCh$ MCh$ MCh$ MCh$ Commercial loans 11,246,097 11,246,097 59,816 116,319 Mortgage loans 5,512,449 5,512,449 2,604 10,189 Consumen loans 1,857,963 1,857,963 375 13,632 Total 18,616,509 18,616,509 62,795 140,140 Provisiones sobre As of January 1 Write-off against Provisions Provisions As of December 31, cartera vencida 2022 provisions established released 2022 MCh$ MCh$ MCh$ MCh$ MCh$ Commercial loans 114,945 27,800 69,352 40,178 116,319 Mortgage loans 11,559 1,723 6,201 5,848 10,189 Consumen loans 17,192 7,849 13,574 9,285 13,632 Total 143,696 37,372 89,127 55,311 140,140 Direct write-offs and recoveries MCh$ D. Aplication of Art. 31 No. 4 first and third paragraphs MCh$ Direct write-offs Art. 31 No. 4, second paragraph 160,079 Write-offs as per first paragraph — Forgiveness resulting in the release of provisions — Forgiveness as per third paragraph — Recovery or renegotiation of written-off loans 44,695

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 152 Note 19 - Other Assets a) As of December 31, 2022 and 2021 and January 1, 2021, the composition of the item is as follows: As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 MCh$ MCh$ MCh$ Other assets Assets to be leased out as lessor (1) 16,012 29,241 10,807 Cash collateral provided for derivative financial transactions 456,749 582,448 413,649 Receivables from brokerage of financial instruments 18,467 33,137 26,589 Accounts receivable from third parties 43,000 88,736 39,422 Investment properties 2,536 1,169 1,268 VAT credit receivable 6,472 5,034 3,562 Prepaid expenses 30,189 27,538 26,629 Assets for revenue from contracts with customers 11,042 7,508 6,753 Valuation adjustments for macro hedges (2) — 4,635 49,316 Other cash collateral provided (3) 2,920 2,997 3,072 Pending transactions 15,716 10,023 — Other assets 26,580 16,273 7,075 Total 629,683 808,739 588,142 (1) Correspond to assets available to be delivered under the financial lease modality. (2) Correspond to the balances of the valuation at market value of the net assets or liabilities hedged in a macro hedge. (3) Correspond to guarantees associated with certain derivative contracts. These guarantees operate when the valuation of the derivatives exceeds the thresholds defined in the respective contracts and may be in favor of or against the Bank.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 153 Note 20 - Non-current Assets and Disposable Group and Liabilities Included in Disposable Group for Held Sale a) The composition of non-current assets and disposal group for sale and liabilities in disposal group held for sale is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Assets received in payment or foreclosed at judicial auction Assets received in lieu of payment 16,822 16,959 16,055 Assets foreclosed in judicial auction 2,440 2,833 6,260 Provisions for Assets received in lieu of paymentt or foreclosed at judicial auction (11,380) (14,404) (13,306) Non-current assets held for sale Investments in companies — 1,746 — Intangible assets — — — Fixed assets 745 478 1,809 Assets for recovery of assets assigned in financial leasing transactions 7,082 6,412 3,806 Other assets — — — Disposable groups for sale — — — Subtotal 15,709 14,024 14,624 Liabilities included in disposable groups for sale — — — Subtotal — — — Total 15,709 14,024 14,624 b) The changes in provisions for assets received in lieu of payment as of December 31, 2022 and December 31, 2021, are as follows: As of December 31 As of December 31 2022 2021 MCh$ MCh$ Balances at January 01 (14,404) (13,306) Application of provisions 20,184 — Release of provisions 4,819 1,659 Creation of provisions (24,006) (2,538) Exchange differences 2,027 (219) Total (11,380) (14,404)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 154 Note 21 - Financial Liabilities Held for Trading at Fair Value Through Profit or Loss a) As of December 31, 2022 and 2021 and January 1, 2021, the detail of financial liabilities held for trading at fair value through profit or loss is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Derivatives held for trading 3,426,141 2,757,342 3,511,141 Other financial instruments held for trading — — — Total 3,426,141 2,757,342 3,511,141 b) Portfolios detail As of December 31, 2022 and 2021 and January 1, 2021, the detail of the portfolio of derivative financial instruments is as follows: As of December 31, 2022 Notional amount Fair value On Up to 1 Over 1 month Over 3 months Between 1 Over 3 More than demand month less than 3 months up to 1 year and 3 years up to 5 years 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Derivative Contracts Currency forwards — 5,710,749 1,744,537 2,288,184 721,546 93,572 134,330 10,692,918 420,494 Interest rate swaps 1,709 202,652 476,390 1,631,868 4,005,297 2,522,025 4,270,505 13,110,446 1,193,307 Currency and interest rate swaps — 474,463 2,304,905 4,888,564 6,806,786 4,705,049 10,392,078 29,571,845 1,811,426 Currency call options — — 13,200 — — — — 13,200 404 Currency put options — 3,953 7,675 16,443 — — — 28,071 510 Total 1,709 6,391,817 4,546,707 8,825,059 11,533,629 7,320,646 14,796,913 53,416,480 3,426,141

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 155 Note 21 - Financial Liabilities Held for Trading at Fair Value Through Profit or Loss, continued As of December 31, 2021 Notional amount Fair value On Up to 1 Over 1 month Over 3 months Between 1 Over 3 More than demand month less than 3 months up to 1 year and 3 years up to 5 years 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Derivative Contracts Currency forwards — 2,293,451 1,900,241 1,607,617 585,716 84,120 208,116 6,679,261 280,574 Interest rate swaps — 34,012 364,081 859,740 2,423,081 2,524,421 2,562,705 8,768,040 931,445 Currency and interest rate swaps — 456,447 1,733,475 3,875,370 8,275,215 7,384,935 9,863,248 31,588,690 1,544,949 Currency call options — 3,200 2,939 4,021 — — — 10,160 343 Currency put options — 1,317 2,077 4,414 — — — 7,808 31 Total — 2,788,427 4,002,813 6,351,162 11,284,012 9,993,476 12,634,069 47,053,959 2,757,342 As of January 1, 2021 Notional amount Fair value On Up to 1 Over 1 month Over 3 months Between 1 Over 3 More than demand month less than 3 months up to 1 year and 3 years up to 5 years 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Derivative Contracts Currency forwards — 3,835,246 2,061,160 1,419,591 458,037 134,107 169,000 8,077,141 333,356 Interest rate swaps — 66,272 268,920 953,275 2,598,367 2,739,198 2,142,950 8,768,982 775,122 Currency and interest rate swaps — 1,569,537 1,950,071 6,017,691 8,896,861 8,038,286 9,704,176 36,176,622 2,401,306 Currency call options — 3,112 6,322 15,405 — — — 24,839 271 Currency put options — 1,188 4,565 5,786 — — — 11,539 1,086 Total — 5,475,355 4,291,038 8,411,748 11,953,265 10,911,591 12,016,126 53,059,123 3,511,141 As of December 31, 2022 and 2021 and January 1, 2021, the Bank has no other financial instruments classified as financial liabilities held for trading at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 156 Note 22 - Financial Liabilities at Amortized Cost As of December 31, 2022 and 2021 and January 1, 2021, the composition of financial liabilities at amortized cost is as follows: As of December 31 As of December 31, As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Demand deposits and other obligations Checking accounts 3,813,559 4,664,214 4,038,469 Demand deposit accounts 1,254,268 2,341,824 1,680,812 Other demand deposits 156,358 214,197 171,542 Obligations for reserve accounts for payment cards — — — Other obligations on demand 331,000 355,860 306,583 Subtotal 5,555,185 7,576,095 6,197,406 Term deposits and other term loans Time deposits 12,685,710 10,076,331 11,413,370 Term savings accounts 17,943 21,112 19,467 Other term credit balances — — 227 Subtotal 12,703,653 10,097,443 11,433,064 Obligations under repurchase agreements and securities loans Transactions with domestic banks — — — Transactions with foreign banks — — — Transactions with other entities in the country 288,447 212,356 399,593 Transactions with other entities abroad 65,641 253,650 239,258 Subtotal 354,088 466,006 638,851 Obligations with banks Banks in the country 35,085 — — Foreign banks 1,685,954 1,911,181 1,541,752 Central Bank of Chile 3,007,284 3,007,242 2,257,226 Foreign central banks — — — Subtotal 4,728,323 4,918,423 3,798,978 Debt instruments issued Letters of credit 18,940 24,035 30,846 Bonds 6,528,867 5,585,760 5,092,979 Subtotal 6,547,807 5,609,795 5,123,825 Other financial obligations Other financial obligations with the public sector — — — Other financial obligations in the country 53,174 42,435 13,123 Other financial obligations abroad 302,559 — — Subtotal 355,733 42,435 13,123 Total 30,244,789 28,710,197 27,205,247

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 157 Note 22 - Financial Liabilities at Amortized Cost, continued a) Obligations under repurchase agreements As of December 31, 2022 and 2021 and January 1, 2021, the detail of instruments sold under repurchase agreements is as follows: As of December 31 As of December 31 As of January 01 Obligations under repurchase agreements and securities loans 2022 2021 2021 MCh$ MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — — — Reverse repurchase agreements with Banco Central de Chile — — 6 Securities lending obligations — — — Transactions with foreign banks Reverse repurchase agreements with other banks — — — Repurchase agreements with foreign Central Banks — — — Securities lending obligations — — — Transactions with other entities in the country Repurchase agreements 288,447 212,357 120,069 Securities lending obligations — — — Transactions with other entities abroad Repurchase agreements 65,641 253,649 518,776 Securities lending obligations — — — Total 354,088 466,006 638,851

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 158 Note 22 - Financial Liabilities at Amortized Cost, continued b) Obligations with banksAs of December 31, 2022 and 2021 and January 1, 2021, the composition of the item "Obligations with Banks" is as follows: As of December 31 As of December 31 As of January 1, 2022 2021 2021 MCh$ MCh$ MCh$ Loans and other obligations Central Bank of Chile (1) 3,007,284 3,007,242 2,257,226 Banks in the country 35,085 — — Subtotal 3,042,369 3,007,242 2,257,226 Loans from Financial Institutions abroad Banco Caja Social — 58,893 — Banco Itaú Paraguay S.A. — 8,450 — Banco de Bogotá — — 4,156 Banco de crédito e inversiones 24,438 — — Banco Latinoamericano de Exportación (BLADEX) 72,167 62,891 60,759 Banco República 330 — Bancoldex S.A. (Colombia) 16,619 22,037 11,123 Bank of America, N.A. 148,266 79,744 92,395 Bank of Montreal 141,063 158,526 113,404 Bank of New York 50,337 42,204 56,858 Bank of Nova Scotia 106,862 141,455 82,324 Barclays Bank Plc — — — Bayern Landesbank — — — BBVA Asset Management Continental S.A. (Perú) — 44,987 75,057 BNP Paribas 131,794 118,551 92,167 Citibank N.A. 123,494 42,204 37,522 Cobank C.B. 53,469 51,603 16,258 Commerzbank A.G. 110,572 15 24,055 Corporación Andina de Fomento — 84,408 71,073 Credicorp Capital SASAF — 96,775 175,854 Deutsche Bank AG 90,155 84,177 74,220 Findeter S.A. Financiera del Desarrollo Territorial 47,906 55,505 44,100 IFC Corporación Financiera Internacional — 88,080 82,561 Interfondos S.A. Sociedad Administradora de Fondos — — 20,105 La Caixa 71,476 17,942 25,690 Mizuho Corporate Bank 17,086 — — Scotia Fondos Sociedad Administradora de Fondos S.A. — 14,408 24,280 Standard Chartered Bank 64,073 — — Sumitomo Mitsui Banking Corporation 185,465 368,250 217,347 Unicredit Bank — 16,638 14,220 Wells Fargo Bank, N.A. 171,313 202,629 67,519 Zuercher Kantonalbank 7,942 — 7,044 Otros bancos 51,457 50,479 51,661 Subtotal 1,685,954 1,911,181 1,541,752 Totales 4,728,323 4,918,423 3,798,978 (1) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The FCIC accrues at the Monetary Policy Rate (MPR) in effect on the date of each transaction.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 159 Note 22 - Financial Liabilities at Amortized Cost, continued c) Debt instruments issued As of December 31, 2022 and 2021 and January 1, 2021, the composition of the item is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Debt instruments issued Letters of credit 18,940 24,035 30,846 Current bonds 6,528,867 5,585,760 5,092,979 Mortgage bonds — — — Subtotal 6,547,807 5,609,795 5,123,825 Other financial obligations Obligations with the public sector — — — Other obligations in the country 53,174 42,435 13,123 Foreign obligations 302,559 — — Subtotal 355,733 42,435 13,123 Total 6,903,540 5,652,230 5,136,948 c.1) Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The detail is as follows: As of December 31, 2022 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 6,146 12,794 18,940 Current bonds 323,821 6,205,046 6,528,867 Mortgage bonds — — — Debt instruments issued 329,967 6,217,840 6,547,807 Other financial obligations 355,733 — 355,733 As of December 31, 2021 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 6,809 17,226 24,035 Current bonds 506,250 5,079,510 5,585,760 Mortgage bonds — — — Debt instruments issued 513,059 5,096,736 5,609,795 Other financial obligations 42,435 — 42,435 As of January 1, 2021 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 6,595 24,251 30,846 Current bonds 321,678 4,771,301 5,092,979 Mortgage bonds — — — Debt instruments issued 328,273 4,795,552 5,123,825 Other financial obligations 13,123 — 13,123

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 160 Note 22 - Financial Liabilities at Amortized Cost, continued Further details, including maturities, are presented below for each type of debt instrument issued, for the balances as of December 31, 2022 and 2021 and January 1, 2021. c.1.1) Current bonds The detail of current bonds by type of currency is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Bonds in UF 5,853,292 4,651,061 4,134,994 Bonds in $ 252,573 352,171 399,992 Bonds in COP 423,002 582,528 557,993 Total 6,528,867 5,585,760 5,092,979 The following is a detail of current bond placements: Placements made during the year ended on December 31, 2022: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACT0418 UF 1,500,000 8 years and 2 months 2.00% annual 02/25/2022 10/09/2027 BITACV0418 UF 3,000,000 8 years and 2 months 2.00% annual 03/03/2022 10/09/2029 BITACU0418 UF 2,000,000 6 years and 1 month 2.00% annual 03/18/2022 10/09/2028 BITADL0321 UF 3,000,000 9 years and 9 months 1.00% annual 05/27/2022 03/09/2032 BITADK0821 UF 3,000,000 9 years and 2 months 1.00% annual 05/31/2022 08/09/2031 BITADJ0321 UF 3,000,000 8 years and 9 months 1.00% annual 06/16/2022 08/09/2031 BITADI0521 UF 3,000,000 7 years and 10 months 1.00% annual 08/01/2022 05/09/2030 BITADH0321 UF 3,000,000 7 years and 5 months 1.00% annual 08/25/2022 03/09/2030 BITADO0622 UF 5,000,000 11 years 2.20% annual 11/04/2022 06/09/2033 BITADN0322 UF 3,000,000 9 years and 9 months 2.20% annual 11/29/2022 09/09/2032 BITADP0222 UF 1,000,000 11 years and 7 months 2.20% annual 12/27/2022 08/09/2034 BITADP0222 UF 1,000,000 11 years and 7 months 2.20% annual 12/27/2022 09/08/2034 Total 31,500,000

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 161 Note 22 - Financial Liabilities at Amortized Cost, continued Placements made during the year ended December 31, 2021: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITADD0919 UF 1,000,000 8 years and 2 months 0.75% annual 15-01-2021 09-03-2029 BITADD0919 UF 1,000,000 8 years and 2 months 0.75% annual 19-01-2021 09-03-2029 BITADB0919 UF 1,000,000 6 years and 1 month 0.75% annual 10-02-2021 09-03-2027 BITADB0919 UF 2,000,000 6 years 0.75% annual 11-03-2021 09-03-2027 BITADD0919 UF 500,000 7 years and 11 months 0.75% annual 09-04-2021 09-03-2029 BITADD0919 UF 1,500,000 7 years and 10 months 0.75% annual 31-05-2021 09-03-2029 BITACW0418 UF 2,000,000 9 years and 1 month 2.00% annual 27-08-2021 09-10-2030 BITADB0919 UF 1,000,000 5 years and 6 months 0.75% annual 14-09-2021 09-03-2027 BITADB0919 UF 1,000,000 5 years and 6 months 0.75% annual 15-09-2021 09-03-2027 BITACN0419 CLP 60,000,000,000 4 years and 5 months 2.50% annual 21-10-2021 01-04-2026 BITACW0418 UF 5,500,000 8 years and 11 months 2.00% annual 26-10-2021 09-10-2030 BITACT0418 UF 2,000,000 5 years and 11 months 2.00% annual 26-10-2021 09-10-2027 BITACV0418 UF 3,000,000 7 years and 11 months 2.00% annual 03-11-2021 09-10-2029 BITACT0418 UF 2,000,000 5 years and 11 months 2.00% annual 03-11-2021 09-10-2027 Total CLP 60,000,000,000 Total UF 23,000,500 Amount Rate of Date of Date of Series Currency placed Term issue placement maturity SUBSERIE C36 COP 182,310,000,000 3 years 1.76% p.a. 29-06-2021 29-06-2024 SUBSERIEC120 COP 151,094,000,000 10 years 3.72% p.a. 29-06-2021 29-06-2031 Total 333,404,000,000 Placements made during the year ended January 1, 2021: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACR0418 UF 500,000 5 years and 8 months 2.00 % p.a. 14-01-2020 09-10-2025 BITACR0418 UF 1,000,000 5 years and 8 months 2.00 % p.a. 14-01-2020 09-10-2025 BITACR0418 UF 500,000 5 years and 8 months 2.00 % p.a. 14-01-2020 09-10-2025 BITACR0418 UF 3,000,000 5 years and 8 months 2.00 % p.a. 08-04-2020 09-10-2026 BITACT0418 UF 3,000,000 5 years and 8 months 2.00 % p.a. 08-04-2020 09-10-2025 Total 8,000,000 Amount Rate of Date of Date of Series Currency placed Term issue placement maturity SERIE A - 60 COP 148,100,000,000 5 years 6.00 % p.a. 27-02-2020 27-02-2025 SERIE U - 120 COP 351,837,710,484 10 years 2.71% p.a. 27-02-2020 27-02-2030 SERIE A SUBSERIE A60 COP 165,915,000,000 5 years 4.83% p.a. 29-09-2020 29-09-2025 SUBSERIE B36 COP 134,100,000,000 3 years 1.28% p.a. 29-09-2020 29-09-2035 Total 799,952,710,484

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 162 Note 22 - FinancialLliabilities at Amortized Cost, continued c.1.2) Mortgage bonds As of December 31, 2022 and 2021 and January 1, 2021, no mortgage bond placements have been made. d) Other financial obligations As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Amount owed for credit card transactions 355,733 42,435 13,123 Other — — — Total other financial obligations 355,733 42,435 13,123 As of December 31, 2022 and 2021 the Bank has had no principal, interest or other defaults on its debt instruments issued.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 163 Note 23 - Regulatory Capital Financial Instruments Issued a) As of December 31, 2022 and 2021 and January 1, 2021, the composition of this item is as follows: As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 MCh$ MCh$ MCh$ Subordinated bonds 1,263,169 1,153,045 1,081,031 Subordinated bonds with transitional recognition — — — Subordinated bonds 1,263,169 1,153,045 1,081,031 Bonds with no fixed maturity — — — Preferred shares — — — Regulatory capital financial instruments issued 1,263,169 1,153,045 1,081,031 b) As of December 31, 2022, and 2021 and January 1, 2021, the changes in this caption are as follows: Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — 1,153,045 — 1,153,045 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 62,023 — 62,023.00 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (55,605) — (55,605) Payment of principal to the holder — (4,573) — (4,573) Adjustments accrued for UF and/or the exchange rate — 117,351 — 117,351 Exchange differences — (9,072) — (9,072) Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of December 31, 2022 — 1,263,169 — 1,263,169

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 164 Note 23 - Regulatory Capital Financial Instruments Issued, continued Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 — 1,081,031 — 1,081,031 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 48,389 — 48,389 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (46,911) — (46,911) Payment of principal to the holder — (6,826) — (6,826) Adjustments accrued for UF and/or the exchange rate — 55,117 — 55,117 Exchange differences — 22,245 — 22,245 Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of December 31, 2021 — 1,153,045 — 1,153,045 c) As of December 31, 2022, and 2021 and January 1, 2021, the Bank has not made interest payments on bonds with no fixed maturity date and preferred stock dividends. d) Below is a detail of the regulatory capital financial instruments issued due, for balances as of December 31, 2022 and 2021 and January 1, 2021: • As of December 31, 2022 and 2021 and January 01, 2021, the Bank does not present issuance or placement of subordinated bonds. • As of December 31, 2022 and 2021 and January 01, 2021, the Bank has not issued or placed any bonds with no fixed maturity. • As of December 31, 2022 and 2021 and January 01, 2021, the Bank has not issued any preferred shares.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 165 Note 24 - Provisions for Contingencies As of December 31, 2022 and 2021 and January 01, 2021, the Bank has recorded the following movements in its provisions: a) Detail of provisions As of December 31, As of December 31, As of January 01, 2022 2021 2021 MCh$ MCh$ MCh$ Provisions for employee benefit obligations 109,211 116,274 90,739 Provisions of a foreign bank branch for remittances of profits to its parent company — — — Provisions for restructuring plans 4,846 11,202 7,190.00 Provisions for trials and litigation 1,475 2,024 1,810.00 Provisions for obligations of loyalty programs and merits for clients 18,390 15,735 13,986 Provisions for operational risk 1,335 311 2,104 Other provisions for other contingencies 3,290 3,729 6,184 Total 138,547 149,275 122,013 b) The movement of provisions for the years ended December 31, 2022 and 2021 and January 01, 2021 is shown below: Provisions Employee benefits and compensation (i) Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Operational risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 116,272 11,202 2,024 15,735 3,729 311 149,273 Application of provisions (1,208) (6,356) 953 4,758 224 — (1,629) Provisions recorded 61,353 — (26) (1,234) 54 704.00 60,851 Release of provisions (56,258) — (683) — (127) (43.00) (57,111) Reclassifications — — — — (16) — (16) Other movements (10,948) — (793) (869) (574) 363.00 (12,821) Balances as of December 31, 2022 109,211 4,846 1,475 18,390 3,290 1,335 138,547 Provisions Employee benefits and compensation (i) Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Operational risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 90,739 7,190 1,810 13,986 6,183 — 119,908 Application of provisions (46,062) — (146) (3,973) — — (50,181) Provisions recorded 170,962 4,012 4,039 5,712 464 311 185,500 Release of provisions (96,264) — (3,835) — (2,542) — (102,641) Reclassifications — — — — — — — Other movements (3,101) — 156 10 (376) — (3,311) Balances as of December 31, 2021 116,274 11,202 2,024 15,735 3,729 311 149,275

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 166 Note 24 - Provisions for Contingencies, continued c) Provisions for employee benefit obligations Reference As of December 31, 2022 As of December 31, 2021 As of January 01, 2021 MCh$ MCh$ MCh$ Provision of short-term employee benefits (1) 58,262 53,388 33,994 Provision of benefits to post-employment employees — — — Provision of long-term employee benefits (2) 13,325 16,822 13,681 Provision of benefits to employees for termination of employment contract (d.1)(d.3)(d.4) 11,255 11,042 3,375 Provision for payments to employees based on shares or equity instruments — — — Provision for obligations for defined contribution post-employment plans — — — Provision for obligations for post-employment defined benefit plans (d.2) 20,153 26,889 31,531 Provision for other staff obligations 6,216 8,133 8,158 Total 109,211 116,274 90,739 (1) Includes the provision for the payment of performance bonuses, year-end bonuses and other compensation of a similar nature to employees. (2) During 2021 and 2022, the Bank entered into an agreement consisting in the granting of an extraordinary long-term variable remuneration which will be paid in April 2024 and 2025, respectively, The remuneration is determined based on a defined nominal amount which will be adjusted by the variation of the share price in the value of the shares; this will be settled in cash when the agreement milestones are met, As of December 31, 2022 and 2021, provisions of MCh$3,598 and MCh$3,277, respectively, have been recorded. d) The detail of the main aspects of long-term employee benefits is presented below: d.1) Compensation for years of service (long-term) Description: Annual payment in the month in which the employee completes years of service in Colombia (every 5 years, from 5 to 50 years of service). Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”) was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 167 Note 24 - Provisions for Contingencies, continued The summary of the economic assumptions used for the years ended December 31, 2022 and 2021 and January 1, 2021 is as follows: As of December 31 As of December 31 As of January 01, 2022 2021 2021% % % Assumptions Discount rate 9.75 7.00 5.00 Expected rate of salary increase 14.30 7.70 4.50 Movements in the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Income Statement are determined using the projected unit credit method and consist of the following: 2022 2021 MCh$ MCh$ Balances as of January 1 9,061 9,300 Net cost of benefits (543) 656 Payments (861) (1,006) Provisions recorded — — Exchange differences (1,474) 111 Balances as of December 31 6,183 9,061 The detail of the net benefit cost is as follows: As of December 31 As of December 31 2022 2021 MCh$ MCh$ Current benefit cost 426 209 Reduction - past service costs (1,466) — Interest expense on the obligation 497 447 Total (543) 656 d.2) Pension plan Description: Old Age or Survivors Pension in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The “Projected unit credit” method is the method used to determine the present value of the benefit obligation and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is assumed to receive the benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 168 Note 24 - Provisions for Contingencies, continued The detail of the net benefit cost is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021% % % Assumptions Discount rate 9.75 7.50 4.25 Expected rate of pay increase 11.80 5.20 3.00 Inflation rate 11.80 5.20 3.00 The detail of the movements of the balances of the Pension Plan is as follows: 2022 2021 MCh$ MCh$ Balances as of January 1 26,889 31,531 Interest expense on the obligation 1,611 1,606 Payment (2,650) (3,238) Actuarial losses (gains) (1,325) (3,389) Translation difference (4,372) 379 Balances as of December 31 20,153 26,889 d.3) Retroactive severance plan Description: Retroactive severance plan prior to Law 50 of 1990 in Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”), in English, was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follows: As of December 31, 2022 As of December 31, 2021 As of January 01, 2021% % % Assumptions Discount rate 8.75 5.75 4.25 Expected rate of pay increase 14.30 7.70 4.50 Inflation rate 11.80 5.20 3.00

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 169 Note 24 - Provisions for Contingencies, continued The movements for this benefit during the years ended December 31, 2022 and 2021 are detailed below: 2022 2021 MCh$ MCh$ Balances as of January 1 297 296 Current service cost 140 109 Interest expense on debentures 12 11 Actuarial losses (gains) (21) (36) Payment of benefits (104) (87) Exchange differences (48) 4 Balances as of December 31 276 297 d.4) Retirement Bonus Plan Description: Payment of a fixed amount at the time of retirement for retirement. Financing: The method called "Projected unit credit" is the method used to determine the present value of the obligation for benefits and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is supposed to receive the benefit. The summary of the economic assumptions is as follows: As of December 31, 2022 As of December 31, 2021 As of January 01, 2021% % % Assumptions Discount rate 9.8 7.5 5.5 Expected rate of pay increase 13.8 7.2 4.0 Inflation rate 11.8 5.2 3.0 The amounts recognized for this benefit were as follows: 2022 2021 MCh$ MCh$ Balances as of January 1 297 296 Current service cost 140 109 Interest expense on debentures 12 11 Actuarial losses (gains) (21) (36) Payment of benefits (104) (87) Exchange differences (48) 4 Balances as of December 31 276 297

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 170 Note 24 - Provisions for Contingencies, continued The effect recorded in the Consolidated Statement of Other Comprehensive Income as of December 31, 2022 and 2021, is as follows: 2022 2021 MCh$ MCh$ Pension plan (1,325) (3,389) Retroactive severance plan (21) (36) Retirement Bonus Plan (12) (97) Total recognition of defined benefit obligations (1,358) (3,522) Future payments Future actuarial calculations may differ from the calculations presented, due to the following factors: • The experience of the plans differs from those anticipated by the selected economic and demographic assumptions. • Changes in economic and demographic assumptions. • Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan). • Changes in the characteristics of the plan or applicable law, and with respect to it, there are no significant events affecting the results presented since the last valuation. Below is the detail of future payments for 2022 and 2021: Severance Plan 2022 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2023 953 2,222 168 88 Year 2023 1,105 2,297 38 24 Year 2024 1,105 2,284 19 30 Year 2025 877 2,262 1 25 Year 2026 786 2,232 18 30 Year 2028 - 2032 4,612 10,555 80 170 Severance Plan 2021 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2022 1,178 2,465 105 102 Year 2023 1,154 2,427 72 50 Year 2024 880 2,410 32 37 Year 2025 841 2,386 15 39 Year 2026 - 2030 1,016 2,353 1 37 Year 2027 - 2031 4,883 11,085 90 227

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 171 Note 25 - Provisions for Dividends, Interest Payments and Valuation of Issued Bonds with no Fixed Maturity Date a) The breakdown of the item as of December 31, 2022 and 2021 and January 1, 2021 is as follows: As of December 31 As of December 31, As of January 1, 2022 2021 2021 Provision for payment of common stock dividends 130,123 83,342 — Provision for payment of dividends on preferred shares — — — Provision for payment of interest on bonds with no fixed term to maturity — — — Provision for bond repricing with no fixed term to maturity — — — Total 130,123 83,342 — b) The changes in this caption as of December 31, 2022 and 2021 and January 1, 2021 are presented below: Provision for payment of interest on bonds Provision for bond Provision for with no fixed term to repricing with no fixed dividends maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2022 83,342 — — Provisions recorded 130,123 — — Application of provisions (83,342) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of December 31, 2022 130,123 — — Provision for payment Provision for of interest on bonds Provision for bond dividends with no fixed term to repricing with no fixed maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2021 — — — Provisions recorded 83,342 — — Application of provisions — — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of December 31, 2021 83,342 — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 172 Note 26 - Other Provisions for Credit Risks a) Details of other provisions for credit risk for the years ended December 31, 2022 and 2021 and January 1, 2021 are summarized as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 Special provisions for credit risk MCh$ MCh$ MCh$ Provisions for credit risk for contingent accounts receivable Guarantees and sureties 11,037 12,545 9,852 Letters of credit for goods movement transactions 392 695 672 Transactions related to contingent payments 16,177 12,569 12,911 Unrestricted lines of credit — — — Other credit commitments 3,007 3,001 8,304 Undrawn lines of credit with immediate cancellation 11,552 8,916 4,715 Commitments to purchase local currency debt abroad 43 48 14 Loans for higher education studies law No. 20,027 (CAE) 469 478 469 Other contingent loans — — — Subtotal 42,677 38,252 36,937 Provisions for country risk for transactions with debtors domiciled abroad 8,893 6,064 5,072 Special provisions for foreign loans — — — Additional provisions for loans Additional provisions for commercial loans 91,654 76,851 53,373 Additional provisions for mortgage loans 12,022 12,022 15,500 Additional provisions for consumer loans 71,825 44,450 68,975 Subtotal 175,501 133,323 137,848 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Adjustment to minimum allowance owed by banks in the country — — — Adjustment to minimum provision for commercial loans in the country — — — Adjustment to minimum allowance for contingent loans in the country — — — Adjustment to minimum allowance Interbank loans abroad — — — Adjustment to minimum allowance for commercial placements abroad — — — Adjustment to minimum allowance for contingent loans abroad — — — Subtotal — — — Provisions made for credit risk as a result of supplementary prudential requirements Provisions for commercial loans — — — Provisions for mortgage loans — — — Provisions for consumer loans — — — Subtotal — — — Total 227,071 177,639 179,857

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 173 Note 26 - Other Provisions for Credit Risks, continued b) The movement recorded in the results for provisions for the years ended December 31, 2022 and 2021 and January 1, 2021 is summarized as follows: Provisions for Provisions for adjustments to the country risk for minimum required Provisions as a transactions provision for result of with debtors Special Additional normal portfolio complementary domiciled provisions for provisions for with individual prudential abroad foreign loans placements assessment requirements Balance as of January 1, 2022 6,064 — 133,323 — — Creation of provisions 5,828 — 46,703 — — Use of provisions — — — — — Release of provisions (2,985) — (35) — — Other changes in provisions (14) — (4,490) — — Balance as of December 31, 2022 8,893 — 175,501 — — Provisions for Provisions for adjustments to the country risk for minimum required Provisions as a transactions provision for result of with debtors Special Additional normal portfolio complementary domiciled provisions for provisions for with individual prudential abroad foreign loans placements assessment requirements Balance as of January 1, 2021 5,072 — 137,848 — — Creation of provisions 2,730 — 34,500 — — Use of provisions — — — — — Release of provisions (2,301) — (39,025) — — Other changes in provisions 563 — — — — Balance as of December 31, 2021 6,064 — 133,323 — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 174 Note 26 - Other Provisions for Credit Risks, continued c) Details of Contingent Credits for the years ended December 31, 2022 and 2021 and January 1, 2021 are summarized as follows: Note 26 - Other provisions for credit risk, continued Exposure for contingent loans before provisions Provisions recorded Exposure Credit risk exposure Substandar d Substandard net credit Contingent loan exposure Normal portfolio Portfolio Portfolio in default Normal portfolio Portfolio Portfolio in default risk of As of December 31, 2022 Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation loans (in MCh$) Individual Group Individual Individual Group Total Individual Group Individual Individual Group Total contingen t Guarantees and sureties 589,036 1,186 593 12,362 — 603,177 (2,981) (20) — (8,036) — (11,037) 592,140 Letters of credit for goods movement transactions 30,161 439 152 — — 30,752 (380) (12) — — — (392) 30,360 Commitments to purchase local currency debt abroad 1,171,735 32,712 29,006 3,526 1,884 1,238,863 (9,170) (724) (3,828) (1,479) (976) (16,177) 1,222,686 Transactions related to contingent events — — — — — — — — — — — — — Undrawn lines of credit with immediate cancellation 249,443 — — 2,763 — 252,206 (2,249) — — (758) — (3,007) 249,199 Unrestricted lines of credit 122,424 851,766 624 235 13,199 988,248 (550) (3,696) (56) (123) (7,127) (11,552) 976,696 Loans for higher education studies law No. 20,027 (CAE) 8,950 — — — — 8,950 (43) — — — — (43) 8,907 Other irrevocable credit commitments — 52,262 — — 853 53,115 — (432) — — (37) (469) 52,646 Other contingent loans — — — — — — — — — — — — — Total 2,171,749 938,365 30,375 18,886 15,936 3,175,311 (15,373) (4,884) (3,884) (10,396) (8,140) (42,677) 3,132,634 Exposure for contingent loans before provisions Provisions recorded Exposure Credit risk exposure Substandard Substandard net credit Contingent loan exposure Normal portfolio Portfolio Portfolio in default Normal portfolio Portfolio Portfolio in default risk of As of December 31, 2021 Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation loans (in MCh$) Individual Group Individual Individual Group Total Individual Group Individual Individual Group Total contingent Guarantees and sureties 567,706 464 95 12,214 — 580,479 (4,586) (10) (10) (7,939) — (12,545) 567,934 Letters of credit for goods movement transactions 55,667 404 230 — — 56,301 (659) (11) (25) — — (695) 55,606 Commitments to purchase local currency debt abroad 11,023 — — — — 11,023 (48) — — — — (48) 10,975 Transactions related to contingent events 1,106,319 13,240 10,872 3,491 267 1,134,189 (9,308) (292) (1,122) (1,729) (118) (12,569) 1,121,620 Undrawn lines of credit with immediate cancellation 258,760 1,777,182 4,113 376 10,025 2,050,456 (1,232) (4,457) (384) (209) (2,634) (8,916) 2,041,540 Unrestricted lines of credit — — — — — — — — — — — — — Loans for higher education studies law No. 20,027 (CAE) — 57,339 — — 823 58,162 — (442) — — (36) (478) 57,684 Other irrevocable credit commitments 304,394 — — — — 304,394 (3,001) — — — — (3,001) 301,393 Other contingent loans — — — — — — — — — — — — — Total 2,303,869 1,848,629 15,310 16,081 11,115 4,195,004 (18,834) (5,212) (1,541) (9,877) (2,788) (38,252) 4,156,752 Exposure for contingent loans before provisions Provisions recorded Exposure Credit risk exposure Substandard Substandard net credit Contingent loan exposure Normal portfolio Portfolio Portfolio in default Normal portfolio Portfolio Portfolio in default risk As of January 1, 2021 Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation of loans (in MCh$) Individual Group Individual Individual Group Total Individual Group Individual Individual Group Total contingent Guarantees and sureties 448,049 145 18,316 11,283 — 477,793 (3,632) (3) (5,089) (1,128) — (9,852) 467,941 Letters of credit for goods movement transactions 26,251 160 434 2 — 26,847 (617) (4) (49) (2) — (672) 26,175 Commitments to purchase local currency debt abroad 2,775 — — — — 2,775 (14) — — — — (14) 2,761 Transactions related to contingent events 859,730 9,894 10,742 4,674 292 885,332 (9,112) (209) (1,238) (2,210) (142) (12,911) 872,421 Undrawn lines of credit with immediate cancellation 248,152 1,086,424 2,849 385 5,081 1,342,891 (985) (1,290) (251) (226) (1,963) (4,715) 1,338,176 Unrestricted lines of credit — — — — — — — — — — — — — Loans for higher education studies law No. 20,027 (CAE) 9,904 76,502 — — 1,003 87,409 (22) (423) — — (24) (469) 86,940 Other irrevocable credit commitments 179,714 — 15,352 — — 195,066 (1,568) — (6,736) — — (8,304) 186,762 Other contingent loans — — — — — — — — — — — — — Total 1,774,575 1,173,125 47,693 16,344 6,376 3,018,113 (15,950) (1,929) (13,363) (3,566) (2,129) (36,937) 2,981,176

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 175 Note 26 - Other Provisions for Credit Risks, continued d) Summary of changes in provisions - Contingent credits: Changes in provisions for the years in provisions Normal Substandard Portfolio in Portfolio Portfolio default Total Balance as of January 1, 2022 (24,046) (1,541) (12,665) (38,252) Recording/(release) of provisions for Change in measurement without portfolio reclassification during the period: 49 (184) 834 699 Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 2,238 (2,537) (8,525) (8,824) Normal Individual up to Substandard 829 (3,164) — (2,335) Normal individual up to Individual default 14 — (198) (184) Substandard up to individual default — 301 (1,562) (1,261) Substandard up to Normal Individual (43) 107 — 64 Individual default up to Substandard — — — — Individual default up to Normal Individual — — — — Group normal up to Group default 744 — (8,129) (7,385) Group default up to Group normal (8) — 1,626 1,618 Individual (normal, substandard, default) up to Group (normal, default) 774 219 (262) 731 Group (normal, default) up to Individual (normal, substandard, default) (72) — — (72) New contingent loans granted (16,416) (1,398) (2,833) (20,647) Contingent credits due to conversion to loans 6,316 (190) 2,393 8,519 Changes in models and methodologies 5,010 — — 5,010 Exchange rate differences 1,350 27 (253) 1,124 Other changes in provisions 5,242 1,939 2,513 9,694 Balances as of December 31, 2022 (20,257) (3,884) (18,536) (42,677) Changes in provisions for the years in provisions Normal Substandard Portfolio in Portfolio Portfolio default Total Balance as of January 1, 2021 (17,879) (13,363) (5,695) (36,937) Recording/(release) of provisions for — — — — Change in measurement without portfolio reclassification during the year: (6,266) (361) (1,157) (7,784) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 1,151 4,596 (11,805) (6,058) Normal Individual up to Substandard 542 (1,098) — (556) Normal individual up to Individual default 2 — (14) (12) Substandard up to individual default — 5,046 (8,463) (3,417) Substandard up to Normal Individual (275) 652 — 377 Individual default up to Substandard — (4) 33 29 Individual default up to Normal Individual — — — — Group normal up to Group default 898 — (4,514) (3,616) Group default up to Group normal (15) — 1,130 1,115 Individual (normal, substandard, default) up to Group (normal, default) — — — — Group (normal, default) up to Individual (normal, substandard, default) (1) — 23 22 New contingent loans granted (19,949) (953) (2,309) (23,211) Contingent credits due to conversion to loans 5,033 2,402 1,630 9,065 Changes in models and methodologies 1,217 321 599 2,137 Exchange rate differences (1,187) (990) (1,228) (3,405) Other changes in provisions 13,834 6,807 7,300 27,941 Balances as of December 31, 2021 (24,046) (1,541) (12,665) (38,252)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 176 Note 27 - Other Liabilities As of December 31, 2022 and 2021 and January 01, 2021, the composition of the item is as follows: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash collateral received for derivative financial transactions 464,722 196,012 310,713 Accounts payable for intermediation of financial instruments 18,463 24,428 24,572 Accounts payable to third parties (1) 97,522 96,561 80,774 Other accounts and notes payable to third parties 278,057 296,405 205,697 Agreed dividends payable (2) 216 244 246 Valuation adjustments for macro hedges 8,700 — — Liabilities for revenues from ordinary activities arising from contracts with customers (3) 74,816 16,516 22,734 VAT debit payable 11,126 10,065 8,038 Other cash collateral received 66 58 44 Pending transactions 11,794 14,844 4,960 Other liabilities 15,876 26,620 15,557 Total 981,358 681,753 673,335 (1) This group includes obligations that do not correspond to business operations, such as price balances for purchases of materials, price balances or obligations under leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment. (2) Correspond to approved dividends pending payment. (3) Corresponds to commissions associated with the financial advisory and insurance brokerage businesses that must be deferred in accordance with the applicable accounting standards.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 177 Note 28 - Equity a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank) As of December 31, 2022 and 2021, and January 01, 2021 the paid capital of the Bank is represented by ordinary shares subscribed and paid, without nominal value, as presented below: Number of ordinary shares As of December 31, As of December 31, As of January 01, 2022 2021 2021 Issued as of January 1, 973,517,871,202 512,406,760,091 512,406,760,091 Issuance of paid shares — 461,111,111,111 — Issuance of due shares — — — Repurchase of company issued shares — — — Sales of company issued shares — — — Total 973,517,871,202 973,517,871,202 512,406,760,091 • Subscribed and paid shares As of December 31, 2022 and 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, for a total of MCh$2,687,951 and MCh$2,688,131, respectively. During the last trimester 2021 the Bank carried out a capital increase process, where were subscribed and paid 461,111,111,111 ordinary shares, As of January 01, 2021, the paid in capital of the Bank is represented by 512,406,760,091 subscribed and paid-in common shares, without par value, for a total of MCh$1,862,826, • Purchase and sale of own shares During the years ended December 31, 2022, there were no transactions for the purchase and sale of company-issued shares During fiscal year 2021, the bank entered into a capital increase process where the aforementioned shares were subscribed.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 178 Note 28 - Equity, continued List of major shareholders The shareholders list as of December 31, 2022 and 2021 and January 01, 2021 is as follows: Shares Company name or shareholder name As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 No. of shares Ownership No. of shares Ownership No. of shares Ownership % (4) % (4) % (4) Itaú Unibanco 638,826,855,128 65.62% 551,015,065,630 56.60% 200,966,823,626 39.22 % ITB Holding Brasil Participaçoes Ltda. (1) 337,067,239,334 34.62% 242,989,430,571 24.96% 62,567,655,359 12.21 % Itaú Unibanco Holding S.A. 256,035,852,654 26.30% 256,035,852,654 26.30% 115,039,610,411 22.45 % CGB II SpA 18,011,182,273 1.85% 24,277,201,538 2.49% 10,908,002,836 2.13 % CGB III SpA 4,006,137,826 0.41% 4,006,137,826 0.41% 1,800,000,000 0.35 % Saga II SpA 15,579,424,880 1.60% 15,579,424,880 1.60% 7,000,000,000 1.37 % Saga III SpA 8,127,018,161 0.84% 8,127,018,161 0.84% 3,651,555,020 0.71 % Familia Saieh (2) (3) 12,944,134,744 1.33% 139,150,760,455 14.29% 140,835,760,455 27.49 % Corp Group Banking S.A. 10,336,224,362 1.06% 134,442,850,073 13.81% 136,127,850,073 26.57 % Compañía Inmobiliaria y de Inversiones Saga SpA 2,607,910,382 0.27% 4,707,910,382 0.48% 4,707,910,382 0.92 % International Finance Corporation 11,189,693,524 1.15% 18,974,820,165 1.95% 17,017,909,711 3.32 % Otros 310,557,187,806 31.90% 264,377,224,952 27.16% 153,586,266,299 29.97 % Corredoras de bolsa 154,068,949,153 15.83% 140,668,223,148 14.45% 80,382,817,848 15.69 % Tenedores de ADR e inversionistas institucionales extranjeros 75,531,854,039 7.76% 54,904,718,599 5.64% 35,127,077,810 6.86 % Inversionistas institucionales locales 69,728,964,485 7.16% 57,548,753,873 5.91% 25,351,261,131 4.95 % Otros accionistas minoritarios 11,227,420,129 1.15% 11,255,529,332 1.16% 12,725,109,510 2.48 % Total 973,517,871,202 100% 973,517,871,202 100% 512,406,760,091 100% (1) Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. under custody. (2) As of December 31, 2022 Includes 378,897,410 shares owned by Corp Group Banking S.A. under custody. (3) The percentages included in this column have been rounded for ease of presentation. These Percentages have been calculated on the basis of the unrounded figures presented in the “No. Shares” column. (4) The percentages included in this column have been rounded for ease of presentation, These Percentages have been calculated on the basis of the unrounded figures presented in the “No, Shares” column. b) Dividends At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 24, 2022, the shareholders agreed to distribute profits for MCh$83.342 representing 30% of the profits for 2021. Income Allocated to attributable to reserves and equity holders of earnings Allocated to Percentage dividends Banks Retained dividends distributed Shares Per share MCh$ MCh$ MCh$ % No. CLP Year 2021, (Shareholders Meeting March 2022) 279,765 196,423 83,342 30% 973,517,871,202 0,08561 Year 2020, (Shareholders Meeting March 2021) (925,479) — — — % 512,406,760,091 0

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 179 Note 28 - Equity, continued Below is the composition of the basic and diluted profit, attributable to the owners of the Bank, as of December 31, 2022 and 2021 and January 1, 2021. As of December 31, 2022 As of December 31, 2021 Basic earnings and diluted earnings No. of shares Amount No. of shares Amount Millions MCh$ Millions MCh$ Basic earnings per share Net income for the period/year — 433,744 — 279,765 Weighted average number of outstanding shares 973,518 — 598,861 — Assumed convertible debt conversion — — — — Adjusted number of shares 973,518 — 598,861 — Basic earnings per share (Chilean pesos) — 0.446 — 0.467 Diluted earnings per share Net income for the period/year — 433,744 — 279,765 Weighted average number of outstanding shares 973,518 — 598,861 — Dilutive effects: Assumed convertible debt conversion — — — — Conversion of common shares — — — — Options rights — — — — Adjusted number of shares 973,518 — 598,861 — Diluted earnings per share (Chilean pesos) — 0.446 — 0.467 As of December 31, 2022 and 2021, there were no dilutive effects. c) Valuation accounts Financial instruments to FVTOCI Includes accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. Equity instruments designated to FVTOCI Includes the accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. These results come mainly from minority investments, which are not recyclable. Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the year. Investment in foreign operations hedge: Corresponds to adjustments for hedges of net investment in foreign business. Conversion reserves It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso). Defined benefits obligations reserves: This includes the effects of applying IAS 19 “Employee Benefits”. Minority investments Includes the accumulated net changes in the fair value of minority investments.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 180 Note 28 - Equity, continued The following are the equity effects and income taxes attributable to the owners of the Bank for years ended December 31, 2022 and December 31, 2021: ELEMENTS THAT WILL NOT ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME BE RECLASSIFIED IN INCOME Variation type of Instrument Recognition Instrument Hedges Hedges of Changes in investment in Equity obligations As of December 31, 2022 Financial of cash flows Net investment Colombia and branch Defined Benefits In FVTOCI Cash flows in foreign Nueva York Subtotal In FVTOCI Defined Subtotal Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the year Balances as of January 1, 2022 (24,991) 40,700 (24,646) 15,354 6,417 1,958 (5,147) (3,189) 3,228 Effects for the year 24,859 35,577 (42,070) (81,697) (63,331) 1,068 2,294 3,362 (59,969) Unwinding of accounting hedges for highly likely transactions — (61,330) — — (61,330) — — — (61,330) Balances as of December 31, 2022 (132) 14,947 (66,716) (66,343) (118,244) 3,026 (2,853) 173 (118,071) Income taxes related to components of other comprehensive income Balances as of January 1, 2022 (1,311) (20,871) 18,829 — (3,353) — 1,994 1,994 (1,359) Effects for the year (1,075) (683) 3,730 — 1,972 — (1,067) (1,067) 905 Unwinding of accounting hedges for highly likely transactions — 16,559 — — 16,559 — — — 16,559 Balances as of December 31, 2022 (2,386) (4,995) 22,559 — 15,178 — 927 927 16,105 Net balances As of December 31, 2022 (2,518) 9,952 (44,157) (66,343) (103,066) 3,026 (1,926) 1,100 (101,966) ELEMENTS THAT WILL NOT ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME BE RECLASSIFIED IN INCOME Variation type of Instrument Recognition As of December 31, 2021 Instrument Hedges Hedges of Changes in investment in Equity obligations Financial of cash flows Net investment Colombia and branch Defined Benefits In FVTOCI Cash flows in foreign Nueva York Subtotal In FVTOCI Defined Subtotal Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the year Balances as of January 1, 2021 29,993 (8,621) 63,339 (26,326) 58,385 1,994 (8,116) (6,122) 52,263 Effects for the year (54,984) 49,321 (27,158) 41,680 8,859 (36) 2,969 2,933 11,792 Removal of net foreign hedge — — (60,827) — (60,827) — — — (60,827) Subtotal as of December 31, 2021 (24,991) 40,700 (24,646) 15,354 6,417 1,958 (5,147) (3,189) 3,228 Income taxes related to components of other comprehensive income — Balances as of January 1, 2021 (11,420) (40) (15,168) — (26,628) — 2,232 2,232 (24,396) Effects for the year 10,109 (20,831) 17,331 — 6,609 — (238) (238) 6,371 Removal of net foreign hedge — — 16,666 — 16,666 — — — 16,666 Subtotal as of December 31, 2021 (1,311) (20,871) 18,829 — (3,353) — 1,994 1,994 (1,359) Balances as of December 31, 2021 (26,302) 19,829 (5,817) 15,354 3,064 1,958 (3,153) (1,195) 1,869

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 181 Note 28 - Equity, continued d) Reserves This item is made up of amounts generated by concepts such as the business combination between Banco Itaú Chile and Corpbanca in 2016, investments after the initial purchase of Colombia in 2019 and 2022, loss absorption in 2020 and first-rate adjustments application years 2008 and 2022, the amounts of the item are as follows: MCh$236,039, MCh$473,520and MCh$431,432 as of December 31, 2022 and 2021 and January 1, 2021, respectively. e) Retained earnings from prior years Corresponds to undistributed earnings to shareholders for a total of MCh$194,464 as of December 31, 2022. As of December 31 and January 1, 2021, no retained earnings are recorded because they were absorbed by the losses recorded in fiscal year 2020 for MCh$769,137. f) Non-controlling interest Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below: As of December 31 , 2022 and for the years ended that date: Other comprehensive income Variation Obligations Total Instrument Variation hedges over Other Subsidiary company No. Financial in Exchange rate Net investment benefits Taxes income Income controlling Equity Income FVTOCI (1) Colombia in foreign Defined Deferred comprehensive comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corredor de Seguro Colombia S.A. 0.013% — — — — — — — — — Itaú Corpbanca Colombia S.A. y filiales 0.538% 2,650 41 3 20 (53) 15 17 2 43 Totales 0.551% 2,650 41 3 20 (53) 15 17 2 43 As of December 31, 2021 and for the years ended that date: Other comprehensive income Variation Obligations Total Instrument Variation hedges over Other Subsidiary company No. Financial in Exchange rate Net investment benefits Taxes income Income controlling Equity Income FVTOCI (1) Colombia in foreign Defined Deferred comprehensive comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corredor de Seguro Colombia S.A. 20.015% 486 74 — — — — — — 74 Itaú Corpbanca Colombia S.A. And subsidiaries 12.900% 74,214 945 (3,380) 2,921 1,234 440 1,876 623 1,568 Total 32.915% 74,700 1,019 (3,380) 2,921 1,234 440 1,876 623 1,642 (1) Equity instruments at FVTOCI

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 182 Note 28 - Equity, continued The detail of the movements of the non-controlling interest for the years ended December 31, 2022 and 2021, is as follows: As of December 31, As of December 31 2022 2021 MCh$ MCh$ Balances at January 1 74,700 73,264 Comprehensive income for the year 43 1,436 Effects of change of ownership (72,093) — Final balances 2,650 74,700 Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows: As of December 31, As of December 31, As of January 01, Entity name Country Main Business 2022 2021 2021 Main Ownership percentage Non-controlling interest Ownership percentage Non-controlling interest Ownership percentage Non-controlling interest Itaú Corpbanca Colombia S.A. And subsidiaries Colombia Banking activities 99.462% 0.538% 87.100% 12.900% 87.100% 12.900 % Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: As of December 31, As of December 31, As of January 01, Summary of Statements of Financial Position 2022 2021 2021 MCh$ MCh$ MCh$ Current assets 4,790,182 6,084,224 5,177,419 Current liabilities (2,919,490) (4,021,720) (3,184,281) Net current assets (liabilities) 1,870,692 2,062,504 1,993,138 Non-current assets 665,911 712,102 856,927 Non-current liabilities (2,199,580) (2,203,537) (2,286,951) Net non-current assets (liabilities) (1,533,669) (1,491,435) (1,430,024) Total net assets (liabilities) 337,023 571,069 563,114 Accumulated non-controlling interest 2,650 74,700 73,264 For the years Statement ended December 31, of Income 2022 2021 MCh$ MCh$ Interest and indexation income 502,125 341,292 Income for the year 7,633 7,210 Income attributable to non-controlling interest 41 931 For the years ended December 31, Summary of the Statement of Cash Flows 2022 2021 MCh$ MCh$ Net cash flows provided by (used in) operating activities (186,515) 109,292 Net cash flows provided by (used in) investing activities (140,766) 32,394 Net cash flows provided by (used in) financing activities (138,264) 71,994 Net increase (decrease) in cash flows (465,545) 213,680

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 183 Note 28 - Equity, continued g) Consolidated comprehensive income for the period For the years ended December 31, 2022 2021 Holders Non Interest Holders Non Interest Concepts Of bank controlling Total Of bank controlling Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Consolidated income for the period 433,744 41 433,785 279,765 1,019 280,784 Other comprehensive income before taxes ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Actuarial income for defined benefit plans 2,294 15 2,309 2,969 440 3,409 Fair value changes of equity instruments designated at fair value through other comprehensive income 1,068 — 1,068 (468) — (468) Income tax on other comprehensive income that will not be classified as income Defined benefit obligation (1,067) (6) (1,073) 8 (36) (28) Subtotal 2,295 9 2,304 2,509 404 2,913 ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME Changes in the fair value of financial assets at fair value through other comprehensive income 24,859 3 24,862 (54,117) (3,380) (57,497) Translation differences by entities abroad (81,697) 20 (81,677) 41,136 2,921 44,057 Net investment in foreign operations hedges (42,070) (32) (42,102) (27,158) 1,817 (25,341) Cash flows hedge (25,753) (21) (25,774) 49,321 (3,051) 46,270 Others — — — — — — Subtotal (124,661) (30) (124,691) 9,182 (1,693) 7,489 Income tax on other comprehensive income that can be classified as income Changes in the fair value of financial assets at fair value through other comprehensive income (1,075) (2) (1,077) 9,884 1,114 10,998 Net investment in foreign operations hedges 3,730 19 3,749 17,331 1,086 18,417 Cash flows hedge 15,876 6 15,882 (20,831) (288) (21,119) Subtotal 18,531 23 18,554 6,384 1,912 8,296 Other comprehensive income for the year (103,835) 2 (103,833) 18,075 623 18,698 Comprehensive income for the year 329,909 43 329,952 297,840 1,642 299,482

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 184 Note 29 - Contingencies and Commitments a) Lawsuits and Legal Proceedings Lawsuits in Chile against the Bank with provision As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$43,913 as of December 31, 2022 (MCh$29,445 as of December 31, 2022). However, Management’s opinion based on reports from the Legal Division as of December 31, 2022, attended the procedural state of said trials, it is not possible at this time to conclude whether these could result in significant losses not contemplated by the Bank in these Consolidated Financial Statements Notwithstanding the above, as of December 31, 2022, provisions amounted to MCh$1,337 (MCh$251 as of December 31, 2021) are maintained. Itaú Corpbanca Colombia S.A. Itaú Corpbanca Colombia S.A.and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amounts to MCh$27,820 as of December 31, 2022 (MCh$46,356, as of December, 31 2021). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$1,602 as of December 31, 2022 (MCh$1,904 as of December 31, 2021). b) Commitments Fair value hierarchy On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (together “CorpGroup”), Itaú-Unibanco Holding S.A. Corpbanca, and Banco Itaú Chile, entered into a contract called "Transaction Agreement" (hereinafter, the "Transaction Agreement" or the "TA") as amended, supplemented and replaced from time to time; in accordance with the contract, they agreed a strategic association of their operations in Chile and Colombia, This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016. Acquisition of shares of Itaú Corpbanca Colombia owned by CorpGroup The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 185 Note 29 - Contingencies and Commitments, continued By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq. of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its ownership.In accordance with Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions (currently FMC), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law. Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (CFS). On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., being its direct interestapproximately 94.99%. Itaú Corpbanca directly acquired approximately 7.89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. - acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., whose capital stock is wholly owned by Itaú Corpbanca, was duly authorized by the Financial Market Commission and by the Central Bank of Chile for such purpose. 1. Acquisitions of MCC Entities In accordance with the Transaction Agreement and Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc,, MCC Asesorías SpA, and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions. The Board of Directors’ authorization to acquire the MCC entities under the Transaction Agreement and in accordance with the provisions of Title XVI of Law No, 18,046 on Corporations is contained in agreements reached in ordinary Board meetings dated May 29, 2019 and April 28, 2021. The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Financial Market Commission and from the Central Bank of Brazil. Through Resolution No, 1847 dated March 21, 2022, the Financial Market Commission authorized Itaú Corpbanca to proceed with: (i) acquire, directly and indirectly, together with its subsidiary Itaú Asesorías Financieras Limitada, 100% of the shares of MCC S.A. Stockbrokers; and (ii) directly acquire 100% of the shares of MCC Asesorías SpA.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 186 Note 29 - Contingencies and Commitments, continued On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into by Itaú Corpbanca, Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, and as amended on June 2, 2015 and January 20, 2017, Itaú Corpbanca acquired all of the shares in MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda,, it acquired all of the shares in MCC S.A. Corredores de Bolsa, The total price for all the above transactions was US$30,727,453 (thirty million seven hundred and twenty-seven thousand four hundred and fifty-three United States dollars). As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares, and which then will become the legal successor to MCC S.A. Corredores de Bolsa, In addition, on the same date, an extraordinary shareholders' meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada, As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa. 2. Termination of Transaction Agreement On July 14, 2022, a Material Event of Itaú Corpbanca reported, among other facts, the following: that on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A. CorpGroup Interhold SpA, CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking, entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into between those same parties on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement" or the "TA"), The Termination Letter took effect on July 14, 2022. Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A. On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A. By Resolution No, 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 and subsequent articles of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of directly and indirectly acquiring, through Itaú Holding Colombia S.A. 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A. equivalent to 20% of the share capital of the latter company, After obtaining the necessary regulatory approvals to proceed with this acquisition, on March 25, 2022, Itaú Corpbanca and its subsidiary Itaú Holding Colombia S.A.S. acquired the 4,800 shares owned by Helm LLC in Itaú Corredor de Seguros Colombia S.A. at a total price of US$3,188,323.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 187 Note 29 - Contingencies and Commitments, continued c) Contingent loans The following table shows the contractual amounts of the operations that oblige the Bank and/or its subsidiaries to grant loans: Contingent loans As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Guarantors and sureties 603,177 552,340 437,396 Guarantees and bonds in Chilean currency 206,745 142,995 121,820 Guarantees and bonds in foreign currency 396,432 409,345 315,576 Letters of credit for merchandise circulation operations 153,764 2,756 2,207 Debt purchase commitments in local currency abroad 8,950 291,975 136,561 Transactions related to contingent events 1,954,387 1,800,785 1,407,102 Transactions related to contingent events in Chilean currency 1,218,513 1,126,555 902,307 Transactions related to contingent events in Foreign currency 735,874 674,230 504,795 Freely available lines of credit that can be cancelled immediately 4,757,552 4,496,446 2,656,219 Available balance of credit line and overdraft agreed in current account - commercial portfolio 439,856 1,023,223 890,392 Available balance of credit line on credit card – commercial portfolio 127,264 97,791 37,533 Available balance of credit line and overdraft agreed in checking account - consumer portfolio 789,516 658,173 632,127 Available balance of credit line on credit card – consumer portfolio 3,400,916 2,717,259 1,096,167 Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — — Available lines of credit — — — Available balance of credit line and overdraft agreed in current account - commercial portfolio — — — Available balance of credit line on credit card – commercial portfolio — — — Available balance of credit line and overdraft agreed in checking account - consumer portfolio — — — Available balance of credit line on credit card – consumer portfolio — — — Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — — Other loan commitments 601,476 715,621 754,375 Credits for higher educationLaw No. 20,027 (CAE) 349,269 383,084 511,014 Other irrevocable loan commitments 252,207 332,537 243,361 Other contingent loans — — — Total 8,079,306 7,859,923 5,393,860 (1) See note No 22, letter b.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 188 Note 29 - Contingencies and Commitments, continued d) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Third-party transactions Debt Collections 16,387 18,270 16,540 Placement or sale of financial instruments — — — Transferred financial assets managed by the Bank 1,126,576 1,122,204 1,183,053 Third-party resources managed by the Bank and its subsidiaries 480,718 — — Subtotal 1,623,681 1,140,474 1,199,593 Custody of securities Safeguarded securities held by the Bank and its affiliates 5,122,461 3,818,287 2,269,967 Safeguarded securities deposited in another entity 287,000 245,863 259 Securities issued by the Bank itself 100,506 100,106 105,585 Shares in own name on behalf of unknown third party shareholders — — — Dividends received for shares in own name on behalf of unknown third parties shareholders — — — Proceeds received in auctions for shares in their own name on behalf of unnamed third-party shareholders — — — Funds subject to being transferred by right to the property of the Fire Brigades of Chile — — — Subtotal 5,509,967 4,164,256 2,375,811 Total 7,133,648 5,304,730 3,575,404

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 189 Note 29 - Contingencies and Commitments, continued e) Guarantees, Contingencies and other As of December 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Commitments Guarantees for underwriting operations — — — Commitments to purchase non-financial assets — — — Subtotal — — — Assets received as collateral Financial instruments received as collateral for a Margin Account for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as collateral by the Guarantee Fund for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as collateral for derivative financial transactions with a central counterparty entity abroad — — — Financial instruments received as collateral for derivative financial operations with other counterparties in the country 7,706 42,195 7,706 Financial instruments received as collateral for derivative financial transactions with other counterparties abroad — — — Other financial assets received as collateral 156,358 169,839 108,945 Other non-financial assets received as collateral — — — Subtotal 164,064 212,034 116,651 Assets pledged as collateral Financial instruments pledged as collateral for Margin Account for derivative financial transactions with a Central Counterparty in the country 173,492 — — Financial instruments pledged as collateral by Guarantee Fund for derivative financial transactions with a Central Counterparty in the country 123,632 — — Financial instruments pledged as collateral for derivative financial transactions with a central counterparty abroad — — — Financial instruments pledged as collateral for derivative financial operations with other counterparties in the country — — — Financial instruments pledged collateral for derivative financial transactions with other counterparties abroad 34,172 16,882 — Other financial assets pledged as collateral 3,115,808 2,593,200 1,843,200 Other non-financial assets pledged as collateral — — — Subtotal 3,447,104 2,610,082 1,843,200 Total 3,611,168 2,822,116 1,959,851

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 190 Note 29 - Contingencies and Commitments, continued Itaú Corpbanca As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh), They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry, On January 31, 2022, the Bank has renewed the maturity of the LCL line for two additional years, thus converting this facility into FCIC. As of December 31, 2022, the bank has endorsed loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the Central Bank of Chile, The outstanding principal amount of the pledged loans totals MCh$2,40,690 (as of December 31, 2021 MCh$1,946,822 and as of January 1, 2021 MCh$1,766,997), while the credit quality of the loans granted varies between A1 and A4, Additionally, the bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$200,096 (as of December 31, 2021 MCh$837,869 and January 1, 2021 MCh$319,213). Itaú Corredores de Seguros also, the model's parameters are very stable. In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Financial Market Commission, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies: Entity Starting date Term date Amount (UF) Beneficiary Consorcio Nacional de Seguros S.A 4-15-2022 4-14-2023 60.000 and 500 Itaú Corredores de Seguro S.A Itaú Corredores de Bolsa Limitada In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker, The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions: Entity Starting date Term date Amount (UF) Beneficiary Mapfre Compañía de Seguros S.A 4-22-2022 4-22-2024 16,000 Bolsa Electrónica de Chile Mapfre Compañía de Seguros S.A 4-22-2022 4-22-2024 4,000 Bolsa de Comercio de Santiago

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 191 Note 29 - Contingencies and Commitments, continued In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows: Entity Starting date Term date Amount (UF) Beneficiary Orion Seguros Generales S.A. 30-06-2022 30-06-2023 5.000 and 10.000 Bolsa Electrónica de Chile The Company recorded a lien on the shares of the Santiago Stock Exchange in favor of the Santiago Stock Exchange to guarantee compliance with the obligations with respect to the transactions carried out with other brokers, The amount is MCh$326 as of December 31, 2022 (MCh$8,661 as of December 31, 2021). The Brokerage Firm is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it has constituted a guarantee through Mapfre Compañía de Seguros S.A. in the amount of UF 10,000 with maturity on June 18, 2024 as representative of the beneficiaries of the guarantee in Articles 98 and 99 of Law No, 20,172, in order to guarantee the faithful and full compliance with our Portfolio Management obligations. There are guarantees constituted of US$100,000 equivalent to MCh$85, to guarantee operations with foreign traders, Pershing. As of December 31, 2022, the Brokerage Firm holds fixed income securities to guarantee transactions in the Securities Clearing and Settlement Clearing House for MCh$4,773 (MCh$4,610 as of December 31, 2021). Itaú Administradora General de Fondos S.A. During the year 2022, the Company has contracted Guarantee Bonds in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from non-compliance in accordance with the provisions of Articles 12 and 13 of the Sole Law: of Funds No. 20,712. Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers: Entity Starting date Term date Amount (UF) Beneficiary Banco Bice 30-12-2021 29-12-2023 500 Corporación del fomento de la producción CORFO Banco Bice 30-12-2021 29-12-2023 15.000 Corporación del fomento de la producción CORFO

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 192 Note 30 - Fee and Commission Income and Expense This item includes accrued interest for all financial assets and liabilities, interest income and expenses whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for interest that are shown in the Consolidated Statement of Income for the year. a) The details of interest incomes, including the result for accounting hedge, for the years ended December 31, 2022 and 2021, is as follows For the years ended December 31, Interest income 2022 2021 MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans 18,265 3,655 Debt financial instruments 29,373 21,317 Interbank loans 2,009 622 Commercial loans 953,711 572,107 Mortgage loans 221,599 183,734 Consumer loans 410,780 301,669 Other financial instruments 80,260 10,745 Subtotal 1,715,997 1,093,849 Financial assets at fair value through other comprehensive income Debt financial instruments 228,844 23,537 Other financial instruments 2,165 774 Subtotal 231,009 24,311 Result of accounting hedges of interest rate risk 75,349 39,475 Totals 2,022,355 1,157,635

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 193 Note 30 - Interest Income and Interest Expense, continued b) Interest subject suspensión of recognition of results, as indicated in Note 2, are recorded in memorándum accounts, as long as they are not actually received. Following is a detail of the suspended interest as of December 31, 2022 and 2021: For the years ended December 31, 2022 2021 MCh$ MCh$ Interbank loans — — Commercial loans 22,158 26,113 Mortgage loans 4,807 3,345 Consumer loans 1,965 349 Totals 28,930 29,807 c) The detail of interest expense, including the result from accounting hedges, for the years ended December 31, 2022 and 2021, is as follows: For the years ended December 31, Interest Expenses 2022 2021 MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits (95,890) (30,223) Deposits and other term deposits (728,155) (152,658) Repurchase agreement obligations and securities loans (28,069) (5,784) Obligations with banks (58,875) (29,127) Debt instruments issued (217,297) (161,918) Other financial obligations (10,529) (206) Obligations from lease contracts (3,658) (3,725) Regulatory equity financial instruments issued (46,298) (38,774) Result of accounting hedges of interest rate risk (1) 82,828 76,665 Total (1,105,943) (345,750) (1) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate Lost (profit). For purposes of the Consolidated Statement of Cash Flows, the net amount of interest for the year ended December 31, 2022 is MCh$916,412 (MCh$811,885 as of December 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 194 Note 31 - Indexation Income and Expenses This item includes the readjustments accrued in the period for all financial assets and liabilities, income and expenses for readjustments whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for readjustments that are shown in the Consolidated Financial Statements for the period. a) The composition of indexation income, including the result from accounting hedges, for the years ended December 31, 2022 and 2021, is as follows: For the years ended December 31, 2022 2021 Incomes from readjustments Readjustments IPV Readjustments IPC Total Readjustments IPV Readjustments IPC Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans — — — — (5) (5) Debt financial instruments — 47,958 47,958 — 7,878 7,878 Interbank loans — — — — — — Commercial loans — 568,109 568,109 — 269,317 269,317 Mortgage loans — 732,360 732,360 — 324,733 324,733 Consumer loans — 273 273 — 191 191 Other financial instruments — 10,842 10,842 — 6,358 6,358 Subtotal — 1,359,542 1,359,542 — 608,472 608,472 Financial assets at fair value through other comprehensive income Debt financial instruments — 25,459 25,459 — 37,040 37,040 Other financial instruments — — — — — — Subtotal — 25,459 25,459 — 37,040 37,040 Result of accounting hedges for the risk due to indexation to the uf, ivp, ipc — (279,333) (279,333) — (163,104) (163,104) Total — 1,105,668 1,105,668 — 482,408 482,408

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 195 Note 31 - Indexation Income and Expenses, continued Indexation subject to suspension of recognition of income, as indicated in Note 2, is recorded in memorandum accounts until they are effectively received. The following is a detail of the suspended indexation as of December 31, 2022 and 2021: For the years ended December 31, Incomes from readjustments 2022 2021 MCh$ MCh$ Interbank loans — — Commercial loans 9,359 4,911 Mortgage loans 12,196 3,609 Consumer loans — — Total 21,555 8,520 b) The detail of the indexation expenses, including the result from accounting hedges, for the years ended December 31, 2022 and 2021, is as follows: For the years ended December 31, 2022 2021 Readjustment expenses Indexation CPI Indexation Total Indexation CPI Adjustments Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits — (3,041) (3,041) — (1,185) (1,185) Deposits and other term deposits — (104,436) (104,436) — (19,436) (19,436) Repurchase agreement obligations and securities loans — — — — — — Obligations with banks — (3,977) (3,977) — — — Debt instruments issued — (654,052) (654,052) — (274,844) (274,844) Other financial obligations — (17,866) (17,866) — (14,953) (14,953) Obligations from lease contracts — (117,351) (117,351) — (55,117) (55,117) Result of accounting hedges of interest rate risk (1) — — — — — — Total — (900,723) (900,723) — (365,535) (365,535) (1) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate. Lost (profit). For purposes of the Consolidated Statement of Cash Flows, the net amount of interest for the year ended December 31, 2022 is MCh$204,945 (MCh$116,873 as of December 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 196 Note 32 - Interest Income and Expense a) Commission income It includes the amount of all commissions accrued and received in the period, generated by business segments, except those that are an integral part of the effective interest rate of financial instruments for income from ordinary activities. For the years ended December 31, Commission income 2022 2021 MCh$ MCh$ Commissions from prepayment of loans 4,520 10,976 Commissions from loans with letters of credit 212 363 Commissions from line of credit and checking account overdraft 3,814 3,635 Commissions from letters of credit and credit guarantees 24,134 19,261 Commissions from card services 85,082 70,301 Commissions from account management 13,157 11,779 Commissions from collections, payments and recoveries 37,667 34,271 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 3,490 3,733 Compensation from mutual funds management, investment funds or others 13,776 14,408 Insurance related to the granting of loans to individuals 43,149 35,954 Commissions from factoring services 463 390 Commissions from finance leasing operation services 38 49 Commissions from Securitizations 44 65 Commissions from financial advice 10,346 14,110 Commissions from foreign currency exchange 3,775 3,184 Commissions from student loan management 5,509 5,649 Other earned commissions 13,964 9,817 Total commission income 263,140 237,945

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 197 Note 32 - Interest Income and Expense, continued b) Commission expenses This category includes commission expenses for the period related to the normal operations of the Bank and its subsidiaries: For the years ended December 31 Commission expense 2022 2021 MCh$ MCh$ Commissions from card operation (47,194) (40,247) Commissions from licensing the use of card brands (2,169) (1,470) Other commissions from services linked to the credit and payment system with provision funds as a means of payment (2,068) (789) Expenses from obligations of loyalty programs and merits for card clients (22,188) (16,608) Commissions from securities transactions (5,458) (4,465) Commissions from correspondent bank domestically and abroad (3,796) (2,753) Commissions from electronic fund transfer services (1,030) (1,245) Commission expenses related to loans (664) (1,048) Other commissions from received services (5,574) (4,642) Total commission expenses (90,141) (73,267) Commissions earned on transactions with letters of credit are presented in the Consolidated Statement of Income for the period under "Interest income and expense" and "Interest and indexation expenses".

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 198 Note 32 - Interest Income and Expense, continued The result of financial assets or liabilities includes the amount of adjustments for changes in financial instruments, except for those attributable to interest accrued by application of the effective interest rate method of asset value adjustments, as well as the results obtained in their purchase and sale. Financial results from exchanges, readjustment and hedging of foreign currency, including incomes from foreign currency trading, the differences derived from the conversion of monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal. c) Income and expenses from commissions generated by segment and income recognition schedule Segments Recognition of income from ordinary activities calendar As of December 31, 2022 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 4,422 98 4,520 — 4,520 — Commissions from loans with letters of credit 212 — 212 — 212 — Commissions from line of credit and checking account overdraft 2,237 1,577 3,814 — 3,814 — Commissions from letters of credit and credit guarantees 18,971 5,163 24,134 — 24,134 — Commissions from card services 55,338 29,744 85,082 25,775 59,307 — Commissions from account management 11,826 1,331 13,157 — 13,157 — Commissions from collections, payments and recoveries 15,877 21,790 37,667 3,436 32,466 1,765 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 2,586 904 3,490 295 3,195 — Fees from mutual funds management, investment funds or others 13,482 294 13,776 — 13,776 — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 39,097 4,052 43,149 — — 43,149 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 463 — 463 — 463 — Commissions from finance leasing operation services — 38 38 — 38 — Commissions from Securitizations — 44 44 — 44 — Commissions from financial advice 6,891 3,455 10,346 4,189 6,157 — Other earned commissions 20,663 2,585 23,248 — 23,248 — Subtotal 192,065 71,075 263,140 33,695 184,531 44,914 Commission expenses Commissions from card operation (20,739) (26,455) (47,194) (22,229) (24,965) — Commissions from licensing the use of card brands — (2,169) (2,169) (2,169) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment (2,068) — (2,068) — (2,068) — Expenses from obligations of loyalty programs and merits for card clients (17,430) (4,758) (22,188) — (22,188) — Commissions from securities transactions (3,942) (1,516) (5,458) (8) (5,451) — Other commissions from received services (6,219) (4,845) (11,064) (1) (10,527) (535) Subtotal (50,398) (39,743) (90,141) (24,407) (65,199) (535) Total Income and expenses from net commissions 141,667 31,332 172,999 9,288 119,332 44,379

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 199 Note 32 - Interest Income and Expense, continued Segments Recognition of income from ordinary activities calendar As of December 31, 2021 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income 10,776 200 10,976 — 10,976 — Commissions from prepayment of loans 363 — 363 — 363 — Commissions from loans with letters of credit 2,438 1,197 3,635 — 3,635 — Commissions from line of credit and checking account overdraft 15,924 3,337 19,261 — 19,261 — Commissions from letters of credit and credit guarantees 47,151 23,150 70,301 20,578 49,723 — Commissions from card services 9,926 1,853 11,779 — 11,779 — Commissions from account management 12,592 21,678 34,270 4,389 27,572 2,310 Commissions from collections, payments and recoveries 1,867 1,866 3,733 1,862 1,871 — Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 13,373 1,035 14,408 955 13,453 — Fees from mutual funds management, investment funds or others — — — — — — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 31,819 4,135 35,954 — — 35,954 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 390 — 390 — 390 — Commissions from finance leasing operation services — 49 49 — 49 — Commissions from Securitizations — 65 65 — 65 — Commissions from financial advice 9,364 4,746 14,110 5,503 8,607 — Other earned commissions 16,122 2,529 18,651 — 18,651 — Subtotal 172,105 65,840 237,945 33,287 166,395 38,264 Commission expenses Commissions from card operation (15,946) (24,301) (40,247) (18,513) (21,734) — Commissions from licensing the use of card brands — (1,470) (1,470) (1,470) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment (789) — (789) — (789) — Expenses from obligations of loyalty programs and merits for card clients (12,196) (4,412) (16,608) — (16,211) (397) Commissions from securities transactions (3,091) (1,374) (4,465) — (4,465) — Other commissions from received services (5,287) (4,401) (9,688) (8) (8,723) (957) Subtotal (37,309) (35,958) (73,267) (19,991) (51,922) (1,354) Total Income and expenses from net commissions 134,796 29,882 164,678 13,296 114,473 36,910

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 200 Note 33 - Net Financial Result Detail of the amounts of net income from financial operations, shown in the Consolidated Financial Statements for the period corresponds to the following concepts: For the years ended December 31, 2022 2021 MCh$ MCh$ Results from financial assets to be traded at fair value through profit or loss Financial derivative contracts 205,828 77,116 Debt financial instruments 6,929 (17,467) Other financial instruments 5,437 689 Subtotal 218,194 60,338 Results from financial liabilities to be traded at fair value through profit or loss Financial derivative contracts — — Other financial instruments — — Subtotal — — Financial result for financial assets not held for trading compulsory valued at fair value through profit or loss Debt financial instruments — — Other (918) — Subtotal (918) — Financial results for financial assets designated at fair value through profit or loss Debt financial instruments — — Other financial instruments — — Subtotal — — Financial results for financial liabilities designated at fair value through profit or loss Deposits, other term deposits and other term deposits — — Debt instruments issued — — Other — — Subtotal — — Financial result from financial write-offs of assets and liabilities not measured at fair value through profit or loss Financial assets at amortized cost 4,734 22,889 Financial assets at fair value through other comprehensive income (24,918) (32,955) Financial liabilities at amortized cost — 2 Issued regulatory capital financial instrument — — Subtotal (20,184) (10,064) Results from exchanges, readjustment and hedging of foreign currency Result from foreign currency exchange (60,922) 177,464 Results from adjustments in exchange rate Financial assets to be traded at fair value through profit or loss — — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — Financial assets designated at fair value through profit or loss — — Financial assets at fair value through other comprehensive income — — Financial assets at amortized cost 446 1,610 Other assets 24 — Financial liabilities at amortized cost 22 (25) Financial liabilities designated at fair value through profit or loss — — Financial liabilities designated at fair value through profit or loss — — Issued regulatory capital financial instrument — — Net result of derivatives in accounting hedges of foreign currency risk 8,914 673 Subtotal (51,516) 179,722 Financial result from reclassification of financial assets due to a change in the business model From financial assets at amortized cost to financial assets to be traded at fair value through profit or loss — — From financial assets at fair value with changes in other comprehensive income to financial assets to be traded at fair value through profit or loss — — Subtotal — — Other financial result from changes in financial assets and liabilities Financial assets at amortized cost — — Financial assets at fair value through other comprehensive income — — Financial liabilities at amortized cost — — Obligations from lease contracts — — Issued regulatory capital financial instrument — — Subtotal — — Other financial result from ineffective accounting hedge 147 3,400 Other financial result from accounting hedges of different kind 1,124 444 Subtotal 1,271 3,844 Total 146,847 233,840 Financial results declared in this note do not relate to any change in the business model the bank may have had.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 201 Note 34 - Result from Investment in Companies a) Consolidated Financial Statements present results from investments in companies for M$4,224 and M$1,852 for the years ended December 31, 2022 and 2021, respectively, according to the following detail: For the years ended December 31, 2022 2021 Company Ownership interest Investment value Ownership interest Investment value % MCh$ % MCh$ Investments valued at equity value Nexus S.A. 0.0000% — 14.8148% 468 Transbank S.A. 8.7188% 2,270 8.7188% (1,085) Combanc S.A. 9.8114% 80 8.1848% 260 Imerc OTC S.A. 8.6602% 79 8.6624% 70 Dividends received from minority investments 1,795 1,632 Result from investment sales (1) — 507 Total 4,224 1,852 (1) As a result of the merger between the companies Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares was carried out, where Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte which were recorded by the bank delivered the shares at their new market value, where the Bank acknowledge a profit of MCh$507 at the date of the exchange (MCh$420 corresponding to Itaú Corpbanca S.A. And MCh$87 to Itaú Comisionista de Bolsa Colombia S.A.)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 202 Note 35 - Result of Non-Current Assets and Disposal Groups not Admissible as Dscontinued Operations The details of the item result of non-current assets and disposal groups not admissible as discontinued operations (assets received in payment) ia as follows: For the years ended December 31 2022 2021 MCh$ MCh$ Result of non-current assets and disposal groups not admissible as discontinued operations Net result for goods received in payment or adjudicated in judicial auction 3,684 5,757 Other incomes for goods received in payment or adjudicated in judicial auction 5,079 1,647 Provisions for adjustments to the net realizable value of assets received in payment or adjudicated in judicial auction (24,006) (2,537) Write-offs of goods received in payment or adjudicated in judicial auction (2,622) (4,555) Expenses for maintenance of goods received in payment or awarded in judicial auction (873) (863) Non-current assets for sale (2,485) (1,288) Disposal groups for sale — — Total (21,223) (1,839)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 203 Note 36 - Other Operating Income and Expenses a) Other operating incomes Detail of other operating incomes, is as follows: For the years ended December 31, 2022 2021 MCh$ MCh$ Compensation from insurance companies for claims other than operational risk events — 290 Net income from investment properties — — Income from issued card brands (VISA, MC, etc.) 4,206 — Correspondent bank income — — Income other than interests and commissions from lease agreements — 184 Income from expense recovery 10,672 6,455 Otros ingresos Leasing 1,542 916 Other income 8,656 11,319 Totals 25,076 19,164 d) Other operational expenses During the years ended December 31, 2022 and 2021, the bank presents other operational expenses according to the following: For the years ended December 31 2022 2021 MCh$ MCh$ Expense of provisions for operational risk (996) 482 Expense recoveries for operational risk events 3,117 1,804 Provisions for lawsuits and litigation (1,081) (3,740) Other provisions for other contingencies 95 2,612 Expenses for credit operations of financial leasing (878) (2,011) Provisions for restructuring plans (99) (9,389) Expenses for credit operations of factoring — (79) Losses from commercial decision (3,185) (1,870) Expenses and provisions associated with loans under Law No, 20,027 — (4,099) Other operational expenses (16,218) (19,932) Total (19,245) (36,222)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 204 Note 37 - Expenses for Employee Benefit Obligations The details of the item compensation and personnel expenses for the years ended December 31, 2022 and 2021, is as follows: For the years ended December 31, 2022 2021 MCh$ MCh$ Expenses for short-term employee benefit (285,130) (266,362) Compensation (188,413) (173,811) Incentives (performance-related bonus) (67,703) (63,792) Profit-sharing (28,710) (25,214) Other (304) (3,545) Expenses for post employment employee benefits — — Expenses for long-term employee benefit (1,619) (1,146) Compensation (1,086) (809) Incentives (performance-related bonus) (125) (337) Other (408) — Expense for employee benefits due to termination of employment contract (30,075) (23,607) Severance indemnities (30,075) (23,607) Other — — Expenses for employee payments based on shares or equity instruments — — Equity-settled share-based payment transactions — — Cash-settled share-based payment transactions — — Expenses for obligations for defined contribution post-employment plans — — Expenses for obligations for post-employment defined benefit plans (1,869) (1,543) Expenses for other obligations with personnel — Other personnel expenses (22,805) (14,062) Training expenses (2,668) (1,887) Expenses for nursery and kindergarten (590) (467) Other (19,547) (11,708) Total (341,498) (306,720)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 205 Nota 38 - Administrative Expenses For the years ended as of December 31, 2022 and 2021, the composition of this item is as follows: For the years ended December 31 2022 2021 MCh$ MCh$ Administrative expenses (208,406) (179,578) Expenses for short-term leases (1,976) (1,846) Expenses for low-value leases — — Other expenses of obligations for lease contracts (232) (457) Maintenance and repair of fixed assets (32,364) (32,724) Insurance premiums except to cover operational risk events (18,822) (18,649) Office supplies (1,693) (1,446) IT and communications expenses (48,625) (42,615) Lighting, heating and other services (2,785) (3,545) Surveillance services and transportation of valuables (5,643) (5,700) Expenses for personnel representation and travel (1,783) (862) Legal and notarial expenses (19,904) (18,414) Fees for review and audit of the financial statements by the external auditor (1,408) (1,310) Fees for advice and consultancies carried out by the external auditor — — Fees for advice and consultancies carried out by other auditing companies (69) (63) Title classification fees — — Fees for other technical reports (26,225) (22,340) Fines applied by the Financial Market Commission (4) (81) Fines applied by other agencies (368) (211) Other general management expenses (46,505) (29,315) Outsourced services (33,771) (30,952) Data processing (11,835) (11,180) Technological development service, certification and technological testing — — External human resource administration service and external personnel — — Appraisal service (50) (88) Call center service for sales, marketing, quality assurance and costumer service (320) (442) External collection service (1,649) (1,135) External ATM administration and maintenance service — — External cleaning service, casino, files and documents custody, furniture and equipment storage (574) (733) Sale services and product distribution (91) (36) External credit evaluation service — — Other outsourced services (19,252) (17,338) Board of directors expenses (1,239) (1,358) Board of directors compensations (1,239) (1,358) Other board of directors expenses — — Advertisement (14,529) (13,246) Taxes, real estate tax and other legal charges (40,167) (32,836) Real estate taxes (341) (305) Municipal licenses (1,535) (1,361) Other taxes other than income (28,419) (22,185) Control contributions to the regulator (9,872) (8,985) Other legal fees — — Total (298,112) (257,970)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 206 Note 39 - Depreciation and Amortization Values corresponding to fees by concept of depreciation and amortization for the years ended December 31, 2022 and 2021, is as follows: For the years ended December 31, 2022 2021 MCh$ MCh$ Depreciation and amortization Amortization of intangible assets (54,716) (55,792) Depreciation for fixed assets (12,773) (12,122) Depreciation and amortizations for assets with rights to use in leases (28,698) (33,669) Depreciation of other assets for investment properties — — Amortization of other assets per revenue asset from ordinary activities from costumer contracts — — Total Depreciation and amortization (96,187) (101,583)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 207 Note 40 - Impairment of non-financial Assets For the years ended December 31, 2022 and 2021, the detail is as follows: For the years ended December 31, 2022 2021 MCh$ MCh$ Impairment of investments in companies — — Impairment of intangible assets — — Impairment of fixed assets (10) (91) Impairment of right-of-use assets — — Impairment of other assets for investment properties — — Impairment of other assets for income from ordinary activities from contracts with customers — — Gain on an acquisition through a business combination on highly advantageous terms — — Totales (10) (91) Itaú Corpbanca and its subsidiaries assess at the end of each reporting period whether there is any indication of impairment of any asset. Cash-generating As of December 31, units 2022 2021 MCh$ MCh$ Chile 2,659,179 2,334,057 Colombia 660,930 674,766 Goodwill impairment test as of December 31, 2022. i. Allocation of Goodwill The allocation of goodwill to each of the CGUs identified generated in the reverse acquisition mentioned in Note 2, Summary of Significant Accounting Policies, and the movements experienced by it, are as follows: Chile CGU Goodwill 2022 2021 MCh$ MCh$ Balances as of January 1, 492,512 492,512 Conversion difference — — Impairment — — Balances as of December 31, 492,512 492,512

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 208 Note 40 - Impairment of non-financial Assets, continued ii. Methodology used by the Bank Consistent with what was performed in previous years, the recoverable amounts of Chile CGU have been determined using the dividend discount model methodology. This methodology considers the cash flow that would be generated by dividends paid to shareholders over a perpetual projection horizon, discounted at the cost of capital at the valuation date. In this way, the economic value of equity can be estimated, using dividend flow projections derived from financial budgets and other assumptions approved by Management. During the performance of the goodwill impairment test, Management considered different sources of information, including the following: • The existing historical information for both banks post-merger and if relevant, also pre-merger. The historical information was reconciled considering events deemed to be one-time and non-recurring. • The budgets approved by Management. • Information from external sources, such as analysts’ reports, supervisors, Central Banks and press releases. • Observable market information, such as yield curves, inflation and growth projections. • The competitive strategy defined for both banks. • The projected financing structure and its impact on the Bank's capital requirements and internal policy. iii. Key assumptions used in calculating the recoverable amount The key assumptions used in the recoverable amount calculation, defined as those to which the calculation is most sensitive, are presented below: As of December 31, Key assumptions 2022 2021% % Perpetuity rates 5.20 5.20 Projected inflation rates (1) 3.00 3.00 Discount rate 11.14 9.33 Loans growth 5,10 - 8,20 7,00 - 10,00 Solvency index limit 14,73 - 15,40 15,14 - 15,23 (1) Corresponds to the projected long-term inflation rate • Projection and perpetuity period For 2022, flow projections were performed for a 5-year period through 2027. After this period, a present value of cash flows is calculated for the year 2027, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described above operate. For 2021, flow projections were performed for a 5-year period through 2026. After this period, a present value of cash flows is calculated for the year 2026, projected to perpetuity using Gross Domestic Product growth rates aligned with those expected for the markets in which the CGUs described above operate.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 209 Note 40 - Impairment of non-financial Assets • Placements and deposits Placements were projected for the periods prior to perpetuity considering an increase in the order of 7.5% and 7.3% per annum for Chile for the years ended December 31, 2022 and 2021, respectively. The deposit portfolio was projected in relation to the reciprocity established as a goal, both concepts aligned with market growth expectations and target market share. • Net income Projected net income was estimated based on the sensitization of GDP growth and the effects of inflation with respect to the banking industry, obtaining the projected growth rate based on the product mix (consumer, mortgage and commercial loans) and on the target market share established by Management. Projected financing costs are determined primarily by the average balances of demand deposits, term deposits and other liabilities. • Discount rate The Cost of Equity (Ke) in local currency was considered as the discount rate, which was used to discount the cash flows of each CGU. This calculation considered a premium for country risk, where the CGUs maintain their operations. • Perpetuity rate A perpetuity growth rate was considered in accordance with the rates observed in the market where each CGU operates. Consequently, they were determined considering local inflation and nominal GDP growth projections. • Payment of dividends Dividend payments were performed by maximizing the shareholder cash flows, taking as a restriction that the solvency rate (ratio of effective equity to risk-weighted assets) should not be below the limits required by the regulatory entities. Thus, a dividend of 40% in 2023 and 2024, 50% between 2025 and 2027, and 55% in perpetuity was considered, while for the year ended December 31, 2021 a dividend for Chile CGU of 30% for the projected years and 50% in perpetuity was considered. iv. Result of the assessment As a result of the impairment assessment process previously described, Management concludes that the recoverable amounts and carrying amounts of the CGUs as of December 31, 2022 and 2021 are as follows: As of December 31, Key assumptions 2022 2021% % Recoverable amount / Carrying amount 122.85 141.23

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 210 Note 40 - Impairment of non-financial Assets, continued The recoverable amount for each CGU corresponds to the value in use, since it is the higher of fair value less costs to sell and value in use. As of December 31, 2022 and 2021, Management has identified no impairment charge to be recognized in these Consolidated Financial Statements. v. Reconciliation of pre-tax and after-tax rates The Bank has used the cost of equity (Ke) rate as the discount rate in its calculation of the recoverable amount, which is an observable after-tax rate. The following table shows the effect of considering the pre-tax cash flows and discount rate. As of December 31, 2022 2021% % Discount rate 12.37 10.34 Recoverable amount / Carrying value 139.68 158.27

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 211 Note 41 - Credit Loss Expenses a) Summary of credit loss expense for the years ended December 31, 2022 and 2021, is as follows: For the years Summary of credit loss in the year ended December 31 2022 2021 MCh$ MCh$ Expense of provisions constituted for loan credit risk (322,060) (316,544) Expense of special provisions for credit risk (54,387) 3,114 Write-off credit recovery 84,716 63,515 Impairment due to credit risk of other financial assets at amortized cost (36) — Impairment due to credit risk of financial assets at fair value through other comprehensive income (182) (24) Total (291,949) (249,939) b) Flow of provision expenses constituted for credit risk and expense for credit losses of loans for the years ended December 31,2022, is as follows: For the years ended December 31, 2022 Loan provision Portfolio Portfolio Portfolio in Deductible expense in the year normal Substandard default guarantees Evaluation Evaluation Evaluation FOGAPE Individual Group Individual Individual Group Subtotal Covid-19 Total Interbank loans Creation of provisions (1,287) — — — — (1,287) — (1,287) Release of provisions 830 — — — — 830 — 830 Subtotal (457) — — — — (457) — (457) Commercial loans Creation of provisions (17,602) (38,256) (9,073) (47,532) (34,517) (146,980) (501) (147,481) Provisions released 29,036 388 6,814 14,214 1,422 51,874 11,430 63,304 Subtotal 11,434 (37,868) (2,259) (33,318) (33,095) (95,106) 10,929 (84,177) Mortgage loans Creation of provisions (9,716) (1,793) — — (4,521) (16,030) — (16,030) Provisions released — 612 — — 87 699 — 699 Subtotal (9,716) (1,181) — — (4,434) (15,331) — (15,331) Consumer loans Creation of provisions — (135,450) — — (86,867) (222,317) — (222,317) Release of provisions — 222 — — — 222 — 222 Subtotal — (135,228) — — (86,867) (222,095) — (222,095) Expense of constituted provisions 1,261 (174,277) (2,259) (33,318) (124,396) (332,989) 10,929 (322,060) Recovery of writen-off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 43,250 Housing loans — — — — — — — 7,438 Consumer loans — — — — — — — 34,028 Subtotal — — — — — — — 84,716 Credit loss expense 1,261 (174,277) (2,259) (33,318) (124,396) (332,989) 10,929 (237,344)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 212 Note 41 - Credit Loss Expenses, continued For the years ended December 31, 2021 Loan provision Portfolio Portfolio Portfolio in Deductible expense in the year normal Substandard default guarantees Evaluation Evaluation Evaluation FOGAPE Individual Group Individual Individual Group Subtotal Covid-19 Total Interbank loans Creation of provisions (491) — — — — (491) — (491) Release of provisions 174 — — — — 174 — 174 Subtotal (317) — — — — (317) — (317) Commercial loans Creation of provisions (55,109) (33,606) (11,711) (193,766) (4,025) (298,217) (9,261) (307,478) Provisions released 85,582 1,242 48,827 2,258 9,793 147,702 2,949 150,651 Subtotal 30,473 (32,364) 37,116 (191,508) 5,768 (150,515) (6,312) (156,827) Mortgage loans Creation of provisions — (13,088) — — (8,196) (21,284) — (21,284) Provisions released — 5,777 — — 1,106 6,883 — 6,883 Subtotal — (7,311) — — (7,090) (14,401) — (14,401) Consumer loans Creation of provisions — (113,399) — — (55,403) (168,802) — (168,802) Release of provisions — 458 — — 23,345 23,803 — 23,803 Subtotal — (112,941) — — (32,058) (144,999) — (144,999) Expense of constituted provisions 30,156 (152,616) 37,116 (191,508) (33,380) (310,232) (6,312) (316,544) Recovery of writen-off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 22,865 Mortgage loans — — — — — — — 5,500 Consumer loans — — — — — — — 35,150 Subtotal — — — — — — — 63,515 Credit loss expense 30,156 (152,616) 37,116 (191,508) (33,380) (310,232) (6,312) (253,029) c) Balances for the years ended December 31, 2022 and 2021 of Expenses for Special Provisions for Credit Risk, are as follows: For the years ended Summary of the expense for special provisions for credit risk in the year December 31 2022 2021 MCh$ MCh$ Expense of provisions for contingent credits (4,697) (989) Interbank loans — — Commercial Loans (1,770) (989) Consumer loans (2,927) — Expense of provisions for country risk for operations with debtors domiciled abroad (3,022) (428) Expense of special provisions for contingent credits abroad — — Expense of additional provisions for loans (46,668) 4,531 Commercial loans (16,633) (23,528) Mortgage loans — 3,478 Consumer loans (30,035) 24,581 Expense of provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation — — Expense of other special provisions constituted for credit risk — — Total (54,387) 3,114

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 213 Note 42 - Income from Discontinued Operations As of December 31, 2022 and 2021, the Bank has no results from discontinued operations.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 214 Note 43 - Related Party Disclosures a) Assets and liabilities for transactions with related parties As of December 31, 2022 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost 51,610 — 28,768 — 80,378 Rights on resale agreements and loans of securities — — — — — Debt financial instruments — — — — — Commercial loans 11,594 — 3,991 — 15,585 Mortgage loans 33,162 — 20,710 — 53,872 Consumer loans 7,557 — 4,214 — 11,771 Recorded provisions - loans (703) — (147) — (850) Other assets — — — — — Contingent credits 26,963 — 7,506 — 34,469 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost 158,199 — 9,730 — 167,929 Deposits and other demand obligations 16,337 — 2,170 — 18,507 Deposits and other term deposits 141,862 — 7,560 — 149,422 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities — — — — —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 215 Note 43 - Related Party Disclosures, continued As of December 31, 2021 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost 107,922 — 27,967 — 135,889 Rights on resale agreements and loans of securities — — — — — Debt financial instruments 4,404 — — — 4,404 Commercial loans 72,758 — 3,262 — 76,020 Mortgage loans 33,701 — 20,429 — 54,130 Consumer loans 8,058 — 4,431 — 12,489 Recorded provisions - loans (10,999) — (155) — (11,154) Other assets 8 — — — 8 Contingent credits 49,446 — 8,290 — 57,736 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost 315,747 — 9,341 — 325,088 Deposits and other demand obligations 74,724 — 4,112 — 78,836 Deposits and other term deposits 241,023 — 5,229 — 246,252 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities 8 — — — 8

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 216 Note 43 - Related Party Disclosures, continued b) Incomes and expenses from transactions related parties for the years ended December 31, 2022 and 2021: For the years ended December 31, 2022 Key Bank Other Parent Other legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,038 — 217 — 1,255 Incomes from readjustments — — — — — Commission income 198 — 27 — 225 Net financial result — — — — — Other income 2 — — — 2 Total Income 1,238 — 244 — 1,482 Interest Expenses (131) — (13) — (144) Indexation expenses — — — — — Commission expenses (74) — — — (74) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense (4) — — — (4) Other expenses — — — — — Total Expenses (209) — (13) — (222) For the years ended December 31, 2021 Key Bank Other Parent Other legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,708 — 66 — 1,774 Incomes from readjustments — — — — — Commission income 654 — — — 654 Net financial result — — — — — Other income 5 — — — 5 Total Income 2,367 — 66 — 2,433 Interest Expenses (80) — (3) — (83) Indexation expenses — — — — — Commission expenses (177) — — — (177) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense — — — — — Other expenses — — — — — Total Expenses (257) — (3) — (260)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 217 Note 43 - Related Party Disclosures, continued c) Transactions with related parties in the period Transactions with related entities that are reported are those considered by the company to exceed and accumulated total of MCh$70 (UF2,000) for the years ended December 31, 2022 without prejudice for being of a different nature: Transaction description As of December 31, 2022 Transactions under equivalence conditions to those Effect on Nature Transactions Effect on Income Statement of of the with mutual Statement Financial Position relationship independence Accounts Accounts with the Type of Renewal between Amount Incomes Expenses receivable Payable Business name bank Service Deadline Conditions parties MCh$ MCh$ MCh$ MCh$ MCh$ Centro Cultural Corpgroup SpA (1) Management Sponsors 30 days According to contract Yes (311) — (311) — — Combanc S.A. Management Data transmission services 30 days According to contract Yes (534) — (534) — — Comder Contraparte Central S.A Management Banking services 30 days According to contract Yes (1,482) — (1,482) — — Corp Group Holding Inversiones Ltda (1) Management Consulting 30 days According to contract Yes (239) — (239) — — Inmobiliaria Gabriela S.A Indirect Leases 30 days According to contract Yes — — — — (566) Inversiones Corp Group Interhold Ltda. (1) Management Leases 30 days According to contract Yes (1,447) — (1,447) — — Itaú Chile Inv. Serv. y Administración S.A. Management Banking services 30 days According to contract Yes (113) — (113) — (381) Itaú Unibanco Direct Reimbursement for business management 30 days According to contract Yes (1,507) — (1,507) — — Itaú BBA Securities NY Direct Reimbursement for business management 30 days According to contract Yes 1,342 1,342 — 77 — Banco Itaú International Direct Reimbursement for business management 30 days According to contract Yes 1,713 1,713 — 736 — Banco Itaú (Suisse) S.A. Direct Reimbursement for business management 30 days According to contract Yes 7 7 — 2 — Operadora Tarjeta de Crédito Nexus S.A. Management Credit card management 30 days According to contract Yes (3,248) — (3,248) — — Redbanc S.A. Management ATM network management 30 days According to contract Yes (4,678) — (4,678) — — Transbank S.A. Management Credit card management 30 days According to contract Yes (13,037) — (13,037) — — Transaction description As of December 31, 2021 Transactions under equivalence conditions to those Effect on Nature Transactions Effect on Income Statement of of the with mutual Statement Financial Position relationship independence Accounts Accounts with the Type of Renewal between Amount Incomes Expenses receivable Payable Business name bank Service Deadline Conditions parties MCh$ MCh$ MCh$ MCh$ MCh$ Centro Cultural Corpgroup SpA Management Sponsors 30 days According to contract Yes (522) — (522) — — Combanc S.A. Management Data transmission services 30 days According to contract Yes (464) — (464) — — Comder Contraparte Central S.A Management Banking services 30 days According to contract Yes (849) — (849) — — Corp Group Holding Inversiones Ltda Management Consulting 30 days According to contract Yes (447) — (447) — — Inmobiliaria Edificio Corpgroup S.A. Management Office rental and maintenance expenses 30 days According to contract Yes (2,166) — (2,166) — (13,326) Inmobiliaria Gabriela S.A Indirect Leases 30 days According to contract Yes (132) — (132) — (632) Inversiones Corp Group Interhold Ltda. Management Consulting 30 days According to contract Yes (2,711) — (2,711) — — Itaú Chile Inv. Serv. y Administración S.A. Direct Leases 30 days According to contract Yes (818) — (818) — (67) Itaú Unibanco Direct Reimbursement for business management 30 days According to contract Yes (655) — (655) — — Itaú BBA Securities NY Indirect Reimbursement for business management 30 days According to contract Yes 2,065 2,065 — 1,894 — Operadora Tarjeta de Crédito Nexus S.A. Management Credit card management 30 days According to contract Yes (3,740) — (3,740) — — Pulso Editorial S.A. Management Publishing services 30 days According to contract Yes (70) — (70) — — Redbanc S.A. Management ATM network management 30 days According to contract Yes (3,566) — (3,566) — — SMU S.A., Rendic Hnos. S.A. Management Rental of ATM spaces 30 days According to contract Yes (991) — (991) — — Transbank S.A. Management Credit card management 30 days According to contract Yes (8,218) — (8,218) — — (1) As informed by a Material Event dated July 14, 2022, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into by and between the same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the "Transaction Agreement" or the "TA"), The Termination Letter took effect on July 14, 2022.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 218 Note 43 - Related Party Disclosures, continued The Termination Letter contained, among other things, the following agreements: − The termination, effective December 31, 2022, of the technical and professional advisory agreements entered into with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A.) on July 6, 2001 (as amended on January 27, 2014 and on October 30, 2015), with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A. ) on April 10, 2008 (as amended on January 27, 2014) and with CorpGroup Holding Inversiones Limitada on March 27, 2012 (as amended on January 27, 2014 and on October 30, 2015). − Maintain in force the Sponsorship Agreement entered into on January 28, 2011 (and amended on January 27, 2014) between Inmobiliaria Edificio CorpGroup S.A. and Corpbanca, which was assigned on October 16, 2020 to Centro Cultural CorpGroup SpA, until July 31, 2024, in accordance with its current terms. d) Payments to the Board of directors and key management personnel of Consolidated Bank. Payments to the Board of directors and key For the years ended Bank Management personnel and its subsidiaries December 31, 2022 2021 MCh$ MCh$ Board of directors Compensation payments and board of directors per diem - Bank and banks subsidiaries (1,238) (1,358) Key Bank Management personnel and its subsidiaries: Short-term employee benefit payment (33,819) (30,445) Post employment employee benefit payment — — Long-term employee benefit payment — — Payments for employee benefits due to termination of employment contract (1,936) (982) Payment to employees based on shares or equity instruments — — Payment for obligations for defined contribution post-employment plans — — Payment for obligations for defined post-employment benefit plans — — Payment for other personnel obligations (153) (16) Subtotal- Payments for employee benefit obligations (35,908) (31,443) Total (37,146) (32,801) e) Composition of the Board of directors and key Bank Management personnel and its subsidiaries Composition of the board of directors and key As of December 31, Key Bank Management personnel and its subsidiaries 2022 2021 No. of executives Board of directors Directors - Bank and Bank Subsidiaries 16 16 Key Bank Management personnel and its subsidiaries: General Manager - Bank 1 1 General Managers - Bank subsidiaries 7 7 Division/Area Managers - Bank 97 100 Division/Area Managers - Bank Subsidiaries 51 69 Subtotal 156 177 Total 172 193

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 219 Note 44 - Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the FMC and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurecurring and non-recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal or most advantageous market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: a) They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. b) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. c) They are able to enter into a transaction for the asset or liability. d) They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so). Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. Starting price) regardless of whether that price is directly observable or estimated using another valuation technique.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 220 Note 44 - Fair Value of Financial Assets and Liabilities, continued Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. Bank's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: a) A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b) An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches stand out, being the first two the most used by the group: a) Market approach Uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. b) Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c) Cost approach Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data. Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a) An estimate of future cash flows for the asset or liability being measured.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 221 Note 44 - Fair Value of Financial Assets and Liabilities, continued b) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. c) The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate). d) The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium). e) Other factors that market participants would take into account in these circumstances. f) For a liability, the default risk related to that liability, including the entity's own credit risk (i.e. the debtor's). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 222 Note 44 - Fair Value of Financial Assets and Liabilities, continued Determination of fair value The following is a summary of the fair values of the main financial assets and liabilities as of December 31, 2022 and 2021 and January 1,2021, including those that are not presented at fair value in the Consolidated Statement of Financial Position As of December 31, 2022 Carrying Estimated fair value amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,043,243 — 3,043,243 Cash in process of collection 494,994 — 494,994 Financial assets to be traded at fair value through profit or loss 4,035,944 4,035,944 — Financial derivative contracts 3,617,792 3,617,792 — Debt financial instruments 370,554 370,554 — Other financial instruments 47,598 47,598 — Financial assets not held for trading compulsorily valued at fair value through profit or loss 53,206 53,206 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,575,931 3,575,931 — Debt financial instruments 3,571,438 3,571,438 — Other financial instruments 4,493 4,493 — Financial derivative contracts and hedge accounting 138,548 138,548 — Financial assets at amortized cost 27,293,682 — 27,968,341 Rights on resale agreements and loans of securities 162,774 — 162,774 Debt financial instruments 1,181,484 — 1,162,425 Interbank loans 45,636 — 45,636 Credits and accounts receivable from customers - Commercial 16,005,715 — 16,252,467 Loans and receivables - Mortgage 6,993,091 — 7,009,061 Loans and accounts receivable from customers - Consumer 2,904,982 — 3,335,978 Total 38,635,548 7,803,629 31,506,578 LIABILITIES Cash in process of being cleared 456,957 — 456,957 Financial liabilities to be traded at fair value through profit or loss 3,426,141 3,426,141 — Financial derivative contracts 3,426,141 3,426,141 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Financial derivative contracts and hedge accounting 218,733 218,733 — Financial liabilities at amortized cost 30,244,789 — 30,123,352 Other demand deposits and liabilities 5,555,185 — 5,555,185 Deposits and other time deposits 12,703,653 — 12,628,648 Liabilities for repurchase agreements and securities loans 354,088 — 354,088 Interbank borrowings 4,728,323 — 4,714,722 Debt financial instruments issued 6,547,807 — 6,360,361 Other financial liabilities 355,733 — 355,733 Obligations for lease contracts 94,575 — 94,575 Issued regulatory capital financial instruments 1,263,169 — 1,417,784 Total 35,704,364 3,644,874 32,092,668

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 223 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Carrying Estimated fair value amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,473,392 — 3,473,392 Cash in process of collection 438,496 — 438,496 Financial assets to be traded at fair value through profit or loss 3,229,406 3,229,406 — Financial derivative contracts 2,897,803 2,897,803 — Debt financial instruments 291,761 291,761 — Other financial instruments 39,842 39,842 — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 2,872,683 2,872,683 — Debt financial instruments 2,872,683 2,872,683 — Other financial instruments — — — Financial derivative contracts and hedge accounting 83,123 83,123 — Financial assets at amortized cost 25,701,853 — 25,867,257 Rights on resale agreements and loans of securities 606,178 — 606,178 Debt financial instruments 1,062,787 — 1,060,894 Interbank loans 80,554 — 80,554 Credits and accounts receivable from customers - Commercial 15,102,619 — 15,026,196 Credits and accounts receivable from customers - Mortgage 6,193,478 — 6,184,792 Loans and accounts receivable from customers - Consumer 2,656,237 — 2,908,643 Total 35,798,953 6,185,212 29,779,145 LIABILITIES Cash in process of being cleared 424,358 — 424,358 Financial liabilities to be traded at fair value through profit or loss 2,757,342 2,757,342 — Financial derivative contracts 2,757,342 2,757,342 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Financial derivative contracts and hedge accounting 168,245 168,245 — Financial liabilities at amortized cost 28,710,197 — 28,497,211 Other demand deposits and liabilities 7,576,095 — 7,576,095 Deposits and other time deposits 10,097,443 — 10,009,988 Liabilities for repurchase agreements and securities loans 466,006 — 466,006 Interbank borrowings 4,918,423 — 4,915,814 Debt financial instruments issued 5,609,795 — 5,486,873 Other financial liabilities 42,435 — 42,435 Obligations for lease contracts 115,544 — 106,564 Issued regulatory capital financial instruments 1,153,045 — 1,153,044 Total 33,328,731 2,925,587 30,181,177

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 224 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Carrying Estimated fair value amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,089,072 — 3,089,072 Cash in process of collection 173,192 — 173,192 Financial assets to be traded at fair value through profit or loss 4,256,700 4,256,700 — Financial derivative contracts 3,676,331 3,676,331 — Debt financial instruments 545,352 545,352 — Other financial instruments 35,017 35,017 — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,960,105 3,960,105 — Debt financial instruments 3,960,105 3,960,105 — Other financial instruments — — Financial derivative contracts and hedge accounting 306,472 306,472 Financial assets at amortized cost 21,909,607 — 23,100,162 Rights on resale agreements and loans of securities 105,580 — 105,580 Debt financial instruments 111,643 — 110,709 Interbank loans 7,115 — 7,115 Credits and accounts receivable from customers - Commercial 14,133,985 — 14,910,571 Credits and accounts receivable from customers - Mortgage 5,225,837 — 5,512,969 Loans and accounts receivable from customers - Consumer 2,325,447 — 2,453,218 Total 33,695,148 8,523,277 26,362,426 LIABILITIES Cash in process of being cleared 154,232 — 154,232 Financial liabilities to be traded at fair value through profit or loss 3,511,141 3,511,141 — Financial derivative contracts 3,511,141 3,511,141 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Financial derivative contracts and hedge accounting 162,450 162,450 — Financial liabilities at amortized cost 27,205,247 — 28,467,774 Other demand deposits and liabilities 6,197,406 — 6,197,406 Deposits and other time deposits 11,433,064 — 11,574,924 Liabilities for repurchase agreements and securities loans 638,851 — 638,851 Interbank borrowings 3,798,978 — 3,794,375 Debt financial instruments issued 5,123,825 — 6,249,095 Other financial liabilities 13,123 — 13,123 Obligations for lease contracts 151,885 — 164,304 Issued regulatory capital financial instruments 1,081,031 — 1,081,031 Total 32,265,986 3,673,591 29,867,341 In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 225 Note 44 - Fair Value of Financial Assets and Liabilities, continued The following section describes the methods used to estimate fair value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring) Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature. These items include: - Cash and deposits in Banks - Cash in the process of collection - Financial instruments at fair value through profit or loss - Demand deposits and other demand obligations - Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: - Interbank loans - Loans and accounts receivable from customers Financial instruments at amortized cost The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include: - Term deposits and other term loans - Interbank borrowings - Debt instruments issued

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 226 Note 44 - Fair Value of Financial Assets and Liabilities, continued b) Value Measurement of financial assets and liabilities for recording purposes (recurring) Financial instruments The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows: - Financial instruments held for trading at fair value through profit or loss - Financial instruments at fair value with changes in other comprehensive income Financial derivative contracts The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. The methodology recognizes the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements. As of December 31, 2022, the portfolio of derivative contracts both in Chile and Colombia have an accumulate net effect of Mch$4,782 (MCh$8,983 as of December 31, 2021, and MCh$40,382 as of January 1st, 2021) As of December 31, As of December 31, As of January 01 2022 2021 2021 CVA DVA CVA DVA CVA DVA MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for hedging Fair value — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest rate swaps — — — — — — Cash flows — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest rate swaps — — — — — — Net investment in a foreign operation hedge — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest rate swaps — — — — — — Derivatives held for trading (5,663) 881 (9,320) 337 (40,971) 589 Currency forwards (474) 446 (240) 207 (443) 205 Currency swaps (4,748) 344 (4,144) 74 (4,165) 347 Interest rate swaps (441) 91 (4,936) 56 (36,363) 37 Currency call options — — — — — — Currency put options — — — — — — Totals financial derivatives (5,663) 881 (9,320) 337 (40,971) 589

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 227 Note 44 - Fair Value of Financial Assets and Liabilities, continued c) Fair value hierarchy IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation: - Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows. Level 2 The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled.They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset.Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 228 Note 44 - Fair Value of Financial Assets and Liabilities, continued For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market and its regulators. - Level 3 This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap. In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. With respect to financial assets, a negotiation is not required, mandatorily valued at fair value with changes in results, the valuation is made based on the determination of a rate that allows obtaining the fair value based on market references: − Determining an average rate from "Comparable Instruments" according to the rating of the issuer and term of the instrument. − Decomposing the rate into a risk-free base observable in the market and a spread that represents the credit risk of the issuer. The periodic valuation of the instrument is carried out based on the value of the risk-free rate of each day plus the determined credit spread. The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated. As of December 31, 2022 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 33 — TAB 90 — — — TAB 180 — 26 9 TAB 360 — — (1) Total — 59 8

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 229 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 48 — TAB 90 — — — TAB 180 — 37 12 TAB 360 — — (2) Total — 85 10 As of January 1, 2021 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 76 — TAB 90 — 1 — TAB 180 — 33 15 TAB 360 — — 3 Total — 110 18 The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments: Level Instrument Issuer Price Source Model Currency N/A OTC, Bloomberg Directly observable price. Shares Others Santiago Exchange Directly observable price. 1 Mutual funds Asset Managers FMC Directly observable price. Bonds Chilean Central Bank Santiago Exchange Internal rate of return (IRR) based on prices. Derivatives N/A OTC (Brokers), Bloomberg Interest rate curves based on forward prices and coupon rates. 2 IIF Chilean Central Bank and Chilean Treasury Santiago Exchange Interest rate curves based on prices. IIF Banks Santiago Exchange Interest rate curves based on prices. Bonds Companies, banks Pricing supplier Interest rate curves based on correlations, spreads, extrapolations, etc. Derivatives, active banking rate (TAB) N/A OTC (Brokers) Interest rate curves based on modeling of TAB-Chamber spread. 3 Derivatives, American forwards N/A Blomberg Black and Scholes with inputs from European options. Bonds Companies, banks Blomberg Interest rate curve based on modeling of SOFR more spread.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 230 Note 44 - Fair Value of Financial Assets and Liabilities, continued The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended December 31, 2022 and 2021 and January 01, 2021. As of December 31, 2022 Market value inputs inputs Measurement at fair value of instruments on of the asset for Significant Significant on a recurring basis using Book Fair asset for identified observable Non-observable Value Value (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit and loss 418,152 418,152 390,617 27,535 — Of Chile´s State and Central Bank 160,751 160,751 160,751 — — Other instruments issued in the country 22,877 22,877 — 22,877 — Intruments of foreign govemments or central banks 182,268 182,268 182,268 — — Other intruments issued abroad 4,658 4,658 — 4,658 — Investments in mutual funds 47,598 47,598 47,598 — — Financial assets not held for trading mandatority measured at fair valye through profit or loss 53,206 53,206 — — 53,206 Commercial loans 53,206 53,206 — — 53,206 Other — — — — — Financial instruments at fair value through other comprehensive income 3.575.931 3.575.931 3.211.578 272.171 92.182 Of Chile´s State and Central Bank 2,971,905 2,971,905 2,971,905 — — Other instruments issued in the country 205,358 205,358 — 205,358 — Intruments of foreign govemments or central banks 161,825 161,825 161,825 — — Other intruments issued abroad 232,350 232,350 77,848 62,320 92,182 Other financial instruments 4,493 4,493 — 4,493 — Financial derivative contracts 3,756,340 3,756,340 — 3,738,357 17,983 Forwards 488,261 488,261 — 487,602 659 Swaps 3,267,426 3,267,426 — 3,250,102 17,324 Call options 653 653 — 653 — Put options — — — — — Total 7,803,629 7,803,629 3,602,195 4,038,063 163,371 LIABILITIES Financial derivative contracts 3,644,874 3,644,874 — 3,644,711 163 Forwards 530,445 530,445 — 530,388 57 Swaps 3,113,516 3,113,516 — 3,113,410 106 Call options 403 403 — 403 — Put options 510 510 — 510 — Total 3,644,874 3,644,874 — 3,644,711 163

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 231 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Market value inputs inputs Measurement at fair value of instruments on of the asset for Significant Significant on a recurring basis using Book Fair asset for identified observable Non-observable Value Value (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit and loss 331,603 331,603 322,668 8,935 — Of Chile´s State and Central Bank 50,743 50,743 50,743 — — Other instruments issued in the country 111 111 — 111 — Intruments of foreign govemments or central banks 232,083 232,083 232,083 — — Other intruments issued abroad 8,824 8,824 — 8,824 — Investments in mutual funds 39,842 39,842 39,842 — — Financial assets not held for trading mandatority measured at fair valye through profit or loss — — — — — Commercial loans — — — — — Other — — — — — Financial instruments at fair value through other comprehensive income 2,872,683 2,872,683 2,632,388 240,295 — Of Chile´s State and Central Bank 2,325,668 2,325,668 2,325,668 — — Other instruments issued in the country 135,142 135,142 — 135,142 — Intruments of foreign govemments or central banks 45,386 45,386 45,386 — — Other intruments issued abroad 366,487 366,487 261,334 105,153 — Financial derivative contracts 2,980,926 2,980,926 — 2,962,174 18,752 Forwards 382,208 382,208 — 380,212 1,996 Swaps 2,598,071 2,598,071 — 2,581,315 16,756 Call options 647 647 — 647 — Put options — — — — — Total 6,185,212 6,185,212 2,955,056 3,211,404 18,752 LIABILITIES Financial derivative contracts 2,925,587 2,925,587 — 2,924,710 877 Forwards 391,049 391,049 — 390,414 635 Swaps 2,534,164 2,534,164 — 2,533,922 242 Call options 343 343 — 343 — Put options 31 31 — 31 — Total 2,925,587 2,925,587 — 2,924,710 877

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 232 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Market value inputs inputs Measurement at fair value of instruments on of the asset for Significant Significant on a recurring basis using Value asset for identified observable Non-observable Fair (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 580,369 575,237 5,132 — Chilean Central Bank and Government securities 108,042 108,042 — — Other securities issued locally 271 — 271 — Foreign government and central bank instruments 432,178 432,178 — — Other securities issued abroad 4,861 — 4,861 — Investments in mutual funds 35,017 35,017 — — Financial instruments at fair value through other comprehensive income 3,960,105 3,608,717 351,388 — Chilean Central Bank and Government securities 3,056,179 3,056,179 — — Other securities issued locally 292,050 — 292,050 — Foreign government and central bank instruments 217,185 217,185 — — Other securities issued abroad 394,691 335,353 59,338 — Financial derivative contracts 3,982,803 — 3,955,538 27,265 Forwards 472,208 — 468,632 3,576 Swaps 3,509,315 — 3,485,626 23,689 Opciones call 195 — 195 — Put options 1,085 — 1,085 — Total 8,523,277 4,183,954 4,312,058 27,265 LIABILITIES Financial derivative contracts 3,673,591 — 3,672,751 840 Forwards 433,863 — 433,747 116 Swaps 3,238,371 — 3,237,647 724 Call options 271 — 271 — Put options 1,086 — 1,086 — Total 3,673,591 — 3,672,751 840

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 233 Note 44 - Fair Value of Financial Assets and Liabilities, continued d) Transfers between level 1 and level 2 For the years ended December 31, 2022 and 2021 and January 1, 2021, there are no transfers between levels 1 and 2, as described below: As of December 31, 2022 As of December 31, 2021 As of January 1, 2021 Measurement at fair value of instruments on Value Value Value measured on a recurring basis Fair Level 1 to 2 Level 2 to 1 Fair Level 1 to 2 Level 2 to 1 Fair Level 1 to 2 Level 2 to 1 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 418,152 — — 311,603 — — 580,369 — — Financial instruments at fair value through other comprehensive income 3,575,931 — — 2,872,683 — — 3,960,105 — — Financial derivative contracts 3,756,340 — — 2,980,926 — — 3,982,803 — — Total 7,750,423 — — 6,165,212 — — 8,523,277 — — LIABILITIES Financial derivative contracts 3,644,874 — — 2,925,587 — — 3,673,591 — — Total 3,644,874 — — 2,925,587 — — 3,673,591 — — e) Disclosures Regarding Level 3 Assets and Liabilities Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. This category includes: - Financial derivative instruments indexed to the TAB rate, This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion, - American forward options, - Financial assets whose contractual cash flows have not met the conditions of the SPPI test, - Corporate bond whose data are not observable in the market. As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables. These techniques use as transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 234 Note 44 - Fair Value of Financial Assets and Liabilities, continued None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table presents a reconciliation of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and January 1, 2021. As of December 31, 2022 Income Income Net of Transfers Opening balance (Loss) (Loss) Purchases, sales and from level 1 Closing balance Reconciliation level 3 recognized in recognized in agreements and 2 Income Equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value throught profit or loss — (442) — 53,648 — 53,206 Commercial loans — (442) — 53,648 — 53,206 Financial instruments at fair value throught other comprehensive income — — (8,925) 101,107 — 92,182 Other instruments issued abroad — — (8,925) 101,107 — 92,182 Financial derivative contracts 18,752 3,347 — (4,116) — 17,983 Forwards 1,996 (273) — (1,064) — 659 Swaps 16,756 3,620 — (3,052) — 17,324 Total 18,752 2,905 (8,925) 150,639 — 163,371 LIABILITIES Financial derivative contracts 877 (1,984) — 1,270 — 163 Forwards 635 (460) — (118) — 57 Swaps 242 (1,524) — 1,388 — 106 Total 877 (1,984) — 1,270 — 163 As of December 31, 2021 Income Income Net of Transfers Opening balance (Loss) (Loss) Purchases, sales and from level 1 Closing balance Reconciliation level 3 recognized in recognized in agreements and 2 Income Equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value throught profit or loss — — — — — — Commercial loans — — — — — — Financial instruments at fair value throught other comprehensive income — — — — — — Other instruments issued abroad — — — — — — Financial derivative contracts 27,265 352 — (8,865) — 18,752 Forwards 3,576 1,789 — (3,369) — 1,996 Swaps 23,689 (1,437) — (5,496) — 16,756 Total 27,265 352 — (8,865) — 18,752 LIABILITIES Financial derivative contracts 840 (420) — 457 — 877 Forwards 116 2,331 — (1,812) — 635 Swaps 724 (2,751) — 2,269 — 242 Total 840 (420) — 457 — 877

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 235 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Income Income Net of Transfers Opening balance (Loss) (Loss) Purchases, sales and from level 1 Closing balance Reconciliation level 3 recognized in recognized in agreements and 2 Income Equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value throught profit or loss — — — — — — Commercial loans — — — — — — Financial instruments at fair value throught other comprehensive income — — — — — — Other instruments issued abroad — — — — — — Financial derivative contracts 27,432 28,603 — (28,770) — 27,265 Forwards 5,060 23,803 — (25,287) — 3,576 Swaps 22,372 4,800 — (3,483) — 23,689 Total 27,432 28,603 — (28,770) — 27,265 LIABILITIES Financial derivative contracts Forwards 181 2,397 — (2,462) — 116 Swaps 938 (1,672) — 1,458 — 724 Total 1,119 725 — (1,004) — 840

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 236 Note 44 - Fair Value of Financial Assets and Liabilities, continued Hierarchy for Remaining Assets and Liabilities. The following table discloses the classification according to the fair value hierarchy for assets and liabilities that are not measured at fair value on a recurring basis as of December 31, 2022 and 2021 and January 1, 2021: As of December 31, 2022 Market value of Non-observable Measurement at fair value of items on the asset for Other inputs significant inputs non-recurring basis Net Fair value identified assets Significant observable value Estimated identified (Level 1) observable (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 3,043,243 3,043,243 3,043,243 — — Operations with settlement ongoing 494,994 494,994 494,994 — — Financial assets at amortized cost 27,293,682 27,968,341 1,370,835 — 26,597,506 Rights on resale agreements and loans of securities 162,774 162,774 162,774 — — Debt financial instruments 1,181,484 1,162,425 1,162,425 — — Interbank loans 45,636 45,636 45,636 — — Loans and accounts receivable from customers - Commercial 16,005,715 16,252,467 — — 16,252,467 Loans and accounts receivable from customers - Mortgage 6,993,091 7,009,061 — — 7,009,061 Loans and accounts receivable from customers - Consumer 2,904,982 3,335,978 — — 3,335,978 Total 30,831,919 31,506,578 4,909,072 — 26,597,506 LIABILITIES Operations with settlement ongoing 456,957 456,957 456,957 — — Financial liabilities at amortized cost 30,244,789 29,788,433 10,979,728 19,143,624 — Deposits and other demand obligations 5,555,185 5,555,185 5,555,185 — — Deposits and other term deposits 12,703,653 12,628,648 — 12,628,648 — Liabilities for repurchase agreements and securities loans 354,088 354,088 354,088 — — Obligations with banks 4,728,323 4,534,418 4,714,722 — — Debt instruments issued 6,547,807 6,360,361 — 6,514,976 — Other financial obligations 355,733 355,733 355,733 — — Obligations from lease contracts 94,575 94,575 94,575 — — Issued regulatory capital financial instrument 1,263,169 1,417,784 — 1,263,169 — Total 32,059,490 31,757,749 11,531,260 20,406,793 — As of December 31, 2021 Market value of Non-observable Measurement at fair value of items on the asset for Other inputs significant inputs non-recurring basis Net Fair value identified assets Significant observable value Estimated identified (Level 1) observable (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 3,473,392 3,473,392 3,473,392 — — Operations with settlement ongoing 438,496 438,496 438,496 — — Financial assets at amortized cost 25,701,853 25,867,257 1,747,626 — 24,119,631 Rights on resale agreements and loans of securities 606,178 606,178 606,178 — — Debt financial instruments 1,062,787 1,060,894 1,060,894 — — Interbank loans 80,554 80,554 80,554 — — Loans and accounts receivable from customers - Commercial 15,102,619 15,026,196 — — 15,026,196 Loans and accounts receivable from customers - Mortgage 6,193,478 6,184,792 — — 6,184,792 Loans and accounts receivable from customers - Consumer 2,656,237 2,908,643 — — 2,908,643 Total 29,613,741 29,779,145 5,659,514 — 24,119,631 LIABILITIES Operations with settlement ongoing 424,358 424,358 424,358 — — Financial liabilities at amortized cost 28,710,197 28,497,211 13,000,350 15,496,861 — Deposits and other demand obligations 7,576,095 7,576,095 7,576,095 — — Deposits and other term deposits 10,097,443 10,009,988 — 10,009,988 — Repurchase agreement obligations and securities loans 466,006 466,006 466,006 — — Obligations with banks 4,918,423 4,915,814 4,915,814 — — Debt instruments issued 5,609,795 5,486,873 — 5,486,873 — Other financial obligations 42,435 42,435 42,435 — — Obligations from lease contracts 115,544 106,564 — 106,564 — Issued regulatory capital financial instrument 1,153,045 1,153,044 — 1,153,044 — Total 30,403,144 30,181,177 13,424,708 16,756,469 —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 237 Note 44 - Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Market value of Non-observable Measurement at fair value of items on the asset for Other inputs significant inputs non-recurring basis Net Fair value identified assets Significant observable value Estimated identified (Level 1) observable (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 3,089,072 3,089,072 3,089,072 — — Cash in process of being cleared 173,192 173,192 173,192 — — Financial assets at amortized cost 21,909,607 23,100,162 223,404 — 22,876,758 Rights on resale agreements and loans of securities 105,580 105,580 105,580 — — Debt financial instruments 111,643 110,709 110,709 — — Interbank loans 7,115 7,115 7,115 — — Loans and accounts receivable from customers - Commercial 14,133,985 14,910,571 — — 14,910,571 Loans and accounts receivable from customers - Mortgage 5,225,837 5,512,969 — — 5,512,969 Loans and accounts receivable from customers - Consumer 2,325,447 2,453,218 — — 2,453,218 Total 25,171,871 26,362,426 3,485,668 — 22,876,758 LIABILITIES Cash in process of being cleared 154,232 154,232 154,232 — — Financial liabilities at amortized cost 27,205,247 28,467,774 10,643,755 17,824,019 — Deposits and other demand obligations 6,197,406 6,197,406 6,197,406 — — Deposits and other term deposits 11,433,064 11,574,924 — 11,574,924 — Repurchase agreement obligations and securities loans 638,851 638,851 638,851 — — Obligations with banks 3,798,978 3,794,375 3,794,375 — — Debt instruments issued 5,123,825 6,249,095 — 6,249,095 — Other financial obligations 13,123 13,123 13,123 — — Obligations from lease contracts 151,885 164,304 — 164,304 — Issued regulatory capital financial instrument 1,081,031 1,081,031 — 1,081,031 — Total 28,592,395 29,867,341 10,797,987 19,069,354 —

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 238 Note 45 - Maturity According to Remaining Terms of Financial Assets and Liabilities The main assets grouped by maturity, including interest accrued as of December 31, 2022 and 2021 and January 1, 2021, are detailed below As of December 31, 2022 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets to be traded at fair value through profit or loss — 264,261 304,052 491,545 877,535 599,525 1,499,026 4,035,944 Financial derivative contracts — 194,495 189,086 464,743 769,906 566,391 1,433,171 3,617,792 Debt financial instruments — 22,168 114,966 26,802 107,629 33,134 65,855 370,554 Other — 47,598 — — — — — 47,598 Financial assets not held for trading mandatorily measured at fair value throught profit or loss — — — 243 943 1,053 50,967 53,206 Financial assets at fair value through other comprehensive income — 214,033 35,143 2,703,627 347,255 80,034 195,839 3,575,931 Debt financial instruments — 209,540 35,143 2,703,627 347,255 80,034 195,839 3,571,438 Other — 4,493 — — — — — 4,493 Derivative financial instruments held hedge accounting — 15,162 15,813 66,337 9,476 17,809 13,951 138,548 Financial assets at amortized cost 763,244 2,419,484 2,694,815 5,324,080 5,231,792 3,206,506 7,653,761 27,293,682 Investment under resale agreement — 150,490 12,284 — — — — 162,774 Debt financial instruments — 25,657 16,105 127,091 731,179 237,965 43,487 1,181,484 Interbank loans — 19,947 8,261 17,428 — — — 45,636 Loans and accounts receivable from customers - Commercial 254,229 2,096,816 2,378,645 4,160,615 2,939,871 1,767,626 2,407,913 16,005,715 Loans and accounts receivable from customers - Mortgage 4,454 39,060 74,680 327,037 838,428 796,516 4,912,916 6,993,091 Loans and accounts receivable from customers - Consumer 504,561 87,514 204,840 691,909 722,314 404,399 289,445 2,904,982 Total assets 763,244 2,912,940 3,049,823 8,585,832 6,467,001 3,904,927 9,413,544 35,097,311 Liabilities Financial liabilities to be traded at fair value through profit or loss — 211,116 157,721 471,691 743,983 550,042 1,291,588 3,426,141 Financial derivative contracts — 211,116 157,721 471,691 743,983 550,042 1,291,588 3,426,141 Other — — — — — — — — Financial derivative contracts for accounting hedging — 461 97,331 25,204 12,878 24,076 58,783 218,733 Financial liabilities at amortized cost 5,870,014 5,461,187 3,413,136 4,812,127 5,143,383 1,727,297 3,817,645 30,244,789 Deposits and other demand obligations 5,555,185 — — — — — — 5,555,185 Terms deposits and other term loans 314,829 4,738,021 3,079,014 3,260,930 762,345 164,548 383,966 12,703,653 Obligations under repurchase agreements — 354,074 14 — — — — 354,088 Borrowings from financial institutions — 246,742 241,425 1,135,442 2,979,900 37,550 87,264 4,728,323 Debt instruments issued — 100 (4,470) 326,101 1,354,462 1,525,199 3,346,415 6,547,807 Other financial obligations — 122,250 97,153 89,654 46,676 — — 355,733 Obligations contracts liabilities — 2,008 3,667 16,416 39,249 22,807 10,428 94,575 Financial instruments of regulatory capital issued — — 18,754 — 147,150 — 1,097,265 1,263,169 Total liabilities 5,870,014 5,674,772 3,690,609 5,325,438 6,086,643 2,324,222 6,275,709 35,247,407 Assets (liabilities), net (5,106,770) (2,761,832) (640,786) 3,260,394 380,358 1,580,705 3,137,835 (150,096)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 239 Note 45 - Maturity According to Remaining Terms of Financial Assets and Liabilities, continued As of December 31, 2021 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets to be traded at fair value through profit or loss Financial derivative contracts — 212,156 149,167 335,711 840,962 963,203 728,207 3,229,406 Debt financial instruments — 117,859 98,339 335,306 806,607 877,843 661,849 2,897,803 Other — 54,455 50,828 405 34,355 85,360 66,358 291,761 Financial assets not held for trading mandatorily measured at fair value throught profit or loss — 39,842 — — — — — 39,842 Financial assets at fair value through other comprehensive income — 1,348,862 636,666 99,850 423,463 209,317 154,525 2,872,683 Debt financial instruments — 1,348,862 636,666 99,850 423,463 209,317 154,525 2,872,683 Other — — — — — — — — Derivative financial instruments held hedge accounting — 25,349 13,444 35,768 3,296 2,739 2,527 83,123 Financial assets at amortized cost 1,060,782 2,099,570 1,942,902 3,334,774 6,252,893 3,651,869 8,152,758 26,495,548 Investment under resale agreement — 428,079 111,148 66,951 — — — 606,178 Debt financial instruments — 43,806 12,272 163,932 30,663 812,114 — 1,062,787 Interbank loans — 80,554 — — — — — 80,554 Loans and accounts receivable from customers - Commercial 348,052 1,487,871 1,684,475 2,558,834 4,903,468 1,581,190 3,117,158 15,681,048 Loans and accounts receivable from customers - Mortgage 167 25,682 51,243 230,337 664,169 635,113 4,632,432 6,239,143 Loans and accounts receivable from customers - Consumer 712,563 33,578 83,764 314,720 654,593 623,452 403,168 2,825,838 Total assets 1,060,782 3,685,937 2,742,179 3,806,103 7,520,614 4,827,128 9,038,017 32,680,760 Liabilities Financial liabilities to be traded at fair value through profit or loss — 66,530 143,133 323,721 620,192 591,023 1,012,743 2,757,342 Financial derivative contracts — 66,530 143,133 323,721 620,192 591,023 1,012,743 2,757,342 Other — — — — — — — — Financial derivative contracts for accounting hedging — 11,305 45,617 29,100 44,566 4,883 32,774 168,245 Financial liabilities at amortized cost 7,890,468 5,343,420 2,252,732 4,152,015 4,443,902 1,751,279 2,876,381 28,710,197 Deposits and other demand obligations 7,576,095 — — — — — — 7,576,095 Terms deposits and other term loans 314,373 4,572,769 2,087,560 2,342,260 326,276 152,633 301,572 10,097,443 Obligations under repurchase agreements — 465,842 164 — — — — 466,006 Borrowings from financial institutions — 171,624 132,457 1,420,184 3,137,074 45,985 11,099 4,918,423 Debt instruments issued — 90,750 32,551 389,571 980,552 1,552,661 2,563,710 5,609,795 Other financial obligations — 42,435 — — — — — 42,435 Obligations contracts liabilities — 4,847 4,808 15,707 41,933 27,501 20,748 115,544 Financial instruments of regulatory capital issued — — — 5,448 165,936 — 981,661 1,153,045 Total liabilities 7,890,468 5,426,102 2,446,290 4,525,991 5,316,529 2,374,686 4,924,307 32,904,373 Assets (liabilities), net (6,829,686) (1,740,165) 295,889 (719,888) 2,204,085 2,452,442 4,113,710 (223,613)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 240 Note 45 - Maturity According to Remaining Terms of Financial Assets and Liabilities, continued As of January 1, 2021 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets to be traded at fair value through profit or loss Financial derivative contracts — 199,735 214,138 399,299 800,622 1,040,512 1,602,394 4,256,700 Debt financial instruments — 146,560 148,768 322,278 623,941 839,995 1,594,789 3,676,331 Other — 18,158 65,370 77,021 176,681 200,517 7,605 545,352 Financial assets not held for trading mandatorily measured at fair value throught profit or loss — 35,017 — — — — — 35,017 Financial assets at fair value through other comprehensive income — 1,121,131 97,970 486,354 870,028 1,312,994 71,628 3,960,105 Debt financial instruments — 1,121,131 97,970 486,354 870,028 1,312,994 71,628 3,960,105 Other — — — — — — — — Derivative financial instruments held hedge accounting — 26,753 57,590 7,827 15,518 63,488 135,296 306,472 Financial assets at amortized cost 625,135 1,389,459 1,505,436 2,398,479 2,834,834 3,282,600 10,777,482 22,813,425 Investment under resale agreement — 19,930 40,540 45,110 — — — 105,580 Debt financial instruments — 18,298 — 92,698 647 — — 111,643 Interbank loans — — 7,131 — — — — 7,131 Loans and accounts receivable from customers - Commercial 106,376 1,299,788 1,436,296 2,167,838 2,258,716 2,356,293 5,202,587 14,827,894 Loans and accounts receivable from customers - Mortgage 229 1,733 416 2,925 25,913 611,966 4,624,742 5,267,924 Loans and accounts receivable from customers - Consumer 518,530 49,710 21,053 89,908 549,558 314,341 950,153 2,493,253 Total assets 625,135 2,737,078 1,875,134 3,291,959 4,521,002 5,699,594 12,586,800 31,336,702 Liabilities Financial liabilities to be traded at fair value through profit or loss — 147,464 158,637 263,216 648,841 855,266 1,437,717 3,511,141 Financial derivative contracts — 147,464 158,637 263,216 648,841 855,266 1,437,717 3,511,141 Other — — — — — — — — Financial derivative contracts for accounting hedging — 23,655 53,744 26,625 20,298 2,841 35,287 162,450 Financial liabilities at amortized cost 6,505,754 5,104,399 2,506,248 4,327,692 2,438,192 3,134,805 3,188,157 27,205,247 Deposits and other demand obligations 6,197,406 — — — — — — 6,197,406 Terms deposits and other term loans 308,348 4,319,328 2,385,542 3,311,082 661,139 80,662 366,963 11,433,064 Obligations under repurchase agreements — 637,751 1,100 — — — — 638,851 Borrowings from financial institutions — 103,194 119,061 719,885 970,809 1,863,565 22,464 3,798,978 Debt instruments issued — 31,003 545 296,725 806,244 1,190,578 2,798,730 5,123,825 Other financial obligations — 13,123 — — — — — 13,123 Obligations contracts liabilities — 10,288 4,980 15,561 51,862 37,618 31,576 151,885 Financial instruments of regulatory capital issued — — — — 31,788 122,290 926,953 1,081,031 Total liabilities 6,505,754 5,285,806 2,723,609 4,633,094 3,190,981 4,152,820 5,619,690 32,111,754 Assets (liabilities), net (5,880,619) (2,548,728) (848,475) (1,341,135) 1,330,021 1,546,774 6,967,110 (775,052)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 241 Note 46 - Financial and Non Financial Assets and Liabilities by Currency The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the years ended December 31, 2022 and 2021. As of December 31, 2022 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Otras Total Financial assets 13,962,701 11,318,067 — 5,283,853 51,346 — 5 — 831 4,480,508 — 35,097,311 Financial assets to be traded at fair value through profit or loss 2,765,643 195,800 — 728,250 — — — — — 346,251 — 4,035,944 Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — 53,206 — — — — — — — 53,206 Financial assets at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,869,506 72,754 — 494,180 — — — — — 139,491 — 3,575,931 Derivative financial instruments held for hedge accounting 75,651 — — 62,897 — — — — — — — 138,548 Financial assets at amortized cost 8,251,901 11,049,513 — 3,945,320 51,346 — 5 — 831 3,994,766 — 27,293,682 Investments under resale agreement 63,154 — — — — — — — — 99,620 — 162,774 Debt financial instruments 470,427 383,948 — — — — — — — 327,109 — 1,181,484 Interbank loans — — — 25,051 — — — — — 20,585 — 45,636 Loans and accounts receivable from customers - Commercial 5,555,772 4,297,658 — 3,900,519 51,346 — 5 — 831 2,199,584 — 16,005,715 Loans and accounts receivable from customers - Mortgage 810 6,366,143 — — — — — — — 626,138 — 6,993,091 Loans and accounts receivable from customers - Consumer 2,161,738 1,764 — 19,750 — — — — — 721,730 — 2,904,982 Non Financial assets 3,048,670 4,765 314 1,912,027 45,811 1,051 291 530 13,194 379,580 755 5,406,988 Cash and bank deposits 1,472,359 — — 1,372,229 35,730 1,051 291 530 11,138 149,163 752 3,043,243 Cash in process of collection 339,559 — — 148,960 4,414 — — — 2,056 5 — 494,994 Investments in companies 16,485 — — 5,886 3 — — — — — — 22,374 Intangible assets 663,991 — — 230 — — — — — 29,569 — 693,790 Fixed assets 25,941 — — 709 — — — — — 13,407 — 40,057 Right of use assets under lease agreements 89,555 — — 6,144 — — — — — 13,979 — 109,678 Current taxes 50,690 — — — — — — — — 37,663 — 88,353 Deferred taxes 175,669 — — 19,274 — — — — — 74,164 — 269,107 Other assets 207,237 4,765 314 358,481 5,664 — — — — 53,219 3 629,683 Non-current assets and disposable groups for sale 7,184 — — 114 — — — — — 8,411 — 15,709 Total assets 17,011,371 11,322,832 314 7,195,880 97,157 1,051 296 530 14,025 4,860,088 755 40,504,299 Financial liabilities 17,040,200 7,114,051 191 4,755,062 38,632 30 131 — 3,474 5,032,411 56 33,984,238 Financial liabilities to be traded at fair value through profit or loss 2,422,978 138,312 — 704,894 — — — — — 159,957 — 3,426,141 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 201,537 — — — — — — — — 17,196 — 218,733 Financial liabilities at amortized cost 14,415,277 6,902,548 1 4,043,901 38,632 30 131 — 3,474 4,840,739 56 30,244,789 Deposits and other demand obligations 2,819,429 27,427 — 809,882 15,362 30 131 — 2,643 1,880,225 56 5,555,185 Term deposits and other term loans 7,567,423 1,394,752 1 1,982,901 1 — — — — 1,758,575 — 12,703,653 Obligations under repurchase agreements 288,446 — — 8,119 — — — — — 57,523 — 354,088 Interbank borrowings 3,007,284 35,085 — 940,440 23,269 — — — 831 721,414 — 4,728,323 Debt intruments issued 679,521 5,445,284 — — — — — — — 423,002 — 6,547,807 Other financial obligations 53,174 — — 302,559 — — — — — — — 355,733 Lease contracts liabilities 408 73,191 190 6,267 — — — — — 14,519 — 94,575 Non Financial liabilities 965,096 1,190,901 — 842,373 20,213 39 — 4 272 178,350 54 3,197,302 Cash in process of being cleared 136,813 — — 302,819 16,947 39 — 4 272 9 54 456,957 Issued regulatory capital financial instrument — 1,070,933 — 147,291 — — — — — 44,945 — 1,263,169 Provisions for contingencies 82,670 — — 4,134 — — — — — 51,743 — 138,547 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity 130,123 — — — — — — — — — — 130,123 Special provisions for credit risk 172,069 — — 26,350 — — — — — 28,652 — 227,071 Current taxes — — — — — — — — — 77 — 77 Deferred taxes — — — — — — — — — — — — Other liabilities 443,421 119,968 — 361,779 3,266 — — — — 52,924 — 981,358 Liabilities included in disposable groups for sale — — — — — — — — — — — — Total liabilities 18,005,296 8,304,952 191 5,597,435 58,845 69 131 4 3,746 5,210,761 110 37,181,540 Assets (liabilities), net (993,925) 3,017,880 123 1,598,445 38,312 982 165 526 10,279 (350,673) 645 3,322,759

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 242 Note 46- Financial and Non Financial Assets and Liabilities by Currency, continued As of December 31, 2021 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Otras Total Financial assets 11,267,758 10,563,465 9,133 4,403,783 32,071 — — — — 5,610,855 — 31,887,065 Financial assets to be traded at fair value through profit or loss 2,299,773 126,280 — 561,831 5,700 — — — — 235,822 — 3,229,406 Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,001,423 301,794 — 202,974 — — — — — 366,492 — 2,872,683 Derivative financial instruments held for hedge accounting 39,574 — — 2,180 — — — — — 41,369 — 83,123 Financial assets at amortized cost 6,926,988 10,135,391 9,133 3,636,798 26,371 — — — — 4,967,172 — 25,701,853 Investments under resale agreement 173,181 — — — — — — — — 432,997 — 606,178 Debt financial instruments 561,595 321,291 — — — — — — — 179,901 — 1,062,787 Interbank loans — — — 52,505 — — — — — 28,049 — 80,554 Loans and accounts receivable from customers - Commercial 4,457,313 4,319,926 9,133 3,565,382 26,371 — — — — 2,724,494 — 15,102,619 Loans and accounts receivable from customers - Mortgage — 5,491,716 — — — — — — — 701,762 — 6,193,478 Loans and accounts receivable from customers - Consumer 1,734,899 2,458 — 18,911 — — — — — 899,969 — 2,656,237 Non Financial assets 1,848,004 4,421 268 3,524,209 41,903 693 234 8,498 35 540,845 540 5,969,650 Cash and bank deposits 391,955 — — 2,755,547 30,232 579 234 8,351 35 285,924 535 3,473,392 Cash in process of collection 211,685 — — 222,844 3,354 114 — 147 — 347 5 438,496 Investments in companies 15,707 — — — 3 — — — — 3,857 — 19,567 Intangible assets 663,395 — — 130 — — — — — 35,819 — 699,344 Fixed assets 28,083 — — 305 — — — — — 22,669 — 51,057 Right of use assets under lease agreements 102,977 — — 6,802 — — — — — 21,878 — 131,657 Current taxes 19,268 — — 1,713 — — — — — 37,203 — 58,184 Deferred taxes 177,629 — — 20,448 — — — — — 77,113 — 275,190 Other assets 232,757 4,421 268 516,420 8,314 — — — — 46,559 — 808,739 Non-current assets and disposable groups for sale 4,548 — — — — — — — — 9,476 — 14,024 Total assets 13,115,762 10,567,886 9,401 7,927,992 73,974 693 234 8,498 35 6,151,700 540 37,856,715 Financial liabilities 15,375,237 4,874,741 117 6,206,972 32,121 31 195 295 1 5,261,457 161 31,751,328 Financial liabilities to be traded at fair value through profit or loss 2,049,834 104,265 — 539,425 — — — — — 63,818 — 2,757,342 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 145,128 13,905 — 1,233 7,979 — — — — — — 168,245 Financial liabilities at amortized cost 13,179,263 4,670,451 1 5,659,536 24,142 31 195 295 1 5,176,121 161 28,710,197 Deposits and other demand obligations 2,795,188 21,624 — 1,820,671 23,297 31 195 295 1 2,914,777 16 7,576,095 Term deposits and other term loans 6,233,732 509,869 1 2,045,906 8 — — — — 1,307,927 — 10,097,443 Obligations under repurchase agreements 212,357 — — — — — — — — 253,649 — 466,006 Interbank borrowings 3,007,242 — — 1,792,959 837 — — — — 117,240 145 4,918,423 Debt intruments issued 888,309 4,138,958 — — — — — — — 582,528 — 5,609,795 Other financial obligations 42,435 — — — — — — — — — — 42,435 Lease contracts liabilities 1,012 86,120 116 6,778 — — — — — 21,518 — 115,544 Non Financial liabilities 634,375 244,572 5,062 378,821 13,618 89 15 13 — 157,784 8 1,434,357 Cash in process of being cleared 231,391 — — 182,202 10,640 89 15 13 — — 8 424,358 Issued regulatory capital financial instrument — — — — — — — — — — — — Provisions for contingencies 80,856 — — 1,775 — — — — — 66,644 — 149,275 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity — — — — — — — — — — — — Special provisions for credit risk 135,613 — 5,062 — — — — — — 36,964 — 177,639 Current taxes 393 — — — — — — — — 939 — 1,332 Deferred taxes — — — — — — — — — — — — Other liabilities 186,122 244,572 — 194,844 2,978 — — — — 53,237 — 681,753 Liabilities included in disposable groups for sale — — — — — — — — — — — — Total liabilities 16,009,612 5,119,313 5,179 6,585,793 45,739 120 210 308 1 5,419,241 169 33,185,685 Assets (liabilities), net (2,893,850) 5,448,573 4,222 1,342,199 28,235 573 24 8,190 34 732,459 371 4,671,030

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 243 Note 46 - Financial and Non Financial Assets and Liabilities by Currency, continued As of January 01, 2021 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Otras Total Financial assets 11,062,326 10,067,345 — 3,963,927 29,989 — — — — 5,309,297 — 30,432,884 Financial assets to be traded at fair value through profit or loss 2,382,543 387,390 — 896,226 — — — — — 590,541 — 4,256,700 Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — — — — — — — — — - Financial assets at fair value through profit or loss — — — — — — — — — — — - Financial assets at fair value through other comprehensive income 2,480,054 696,306 — 168,204 — — — — — 615,541 — 3,960,105 Derivative financial instruments held for hedge accounting 285,087 — — 15,100 6,285 — — — — — — 306,472 Financial assets at amortized cost 5,914,642 8,983,649 — 2,884,397 23,704 — — — — 4,103,215 — 21,909,607 Investments under resale agreement 85,650 — — — — — — — — 19,930 — 105,580 Debt financial instruments 7,909 — — 7,297 — — — — — 96,437 — 111,643 Interbank loans — — — 7,115 — — — — — — — 7,115 Loans and accounts receivable from customers – Commercial 4,232,218 4,359,789 — 2,858,938 23,704 — — — — 2,659,336 — 14,133,985 Loans and accounts receivable from customers – Mortgage — 4,619,445 — — — — — — — 606,392 — 5,225,837 Loans and accounts receivable from customers – Consumer 1,588,865 4,415 — 11,047 — — — — — 721,120 — 2,325,447 Non Financial assets 1,741,258 11,883 — 2,903,148 33,330 1,098 16 1,962 1,113 511,558 421 5,205,787 Cash and bank deposits 330,494 — — 2,426,908 33,319 1,092 13 1,961 372 294,519 394 3,089,072 Cash in process of collection 110,504 — — 61,818 9 — — — 741 93 27 173,192 Investments in companies 15,507 — — — 2 — — — — 3273 — 18,782 Intangible assets 682,549 — — 160 — — — — — 35974 — 718,683 Fixed assets 31,841 — — 328 — — — — — 23851 — 56,020 Right of use assets under lease agreements 136,224 — — 6,484 — — — — — 27895 — 170,603 Current taxes 43,935 — — 1,443 — — — — — 19321 — 64,699 Deferred taxes 243,443 — — 18,663 — — — — — 49864 — 311,970 Other assets 139,375 11,883 — 387,344 — 6 3 1 — 49530 — 588,142 Non-current assets and disposable groups for sale 7,386 — — — — — — — — 7238 — 14,624 Total assets 12,803,584 10,079,228 — 6,867,075 63,319 1,098 16 1,962 1,113 5,820,855 421 35,638,671 Financial liabilities 15,796,579 4,740,538 — 5,851,975 35,185 38 15 1 1 4,606,174 217 31,030,723 Financial liabilities to be traded at fair value through profit or loss 2,009,366 421,072 — 924,354 — — — — — 156,349 — 3,511,141 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 21,828 55,838 — 62,154 8,382 — — — — 14,248 — 162,450 Financial liabilities at amortized cost 13,764,197 4,145,439 — 4,859,107 26,803 38 15 1 1 4,409,585 61 27,205,247 Deposits and other demand obligations 2,280,879 13,448 — 1,642,937 21,807 30 15 1 1 2,238,247 41 6,197,406 Term deposits and other term loans 7,977,416 402,118 — 1,599,847 4,628 — — — — 1,449,054 1 11,433,064 Obligations under repurchase agreements 399,593 — — — — — — — — 239,258 — 638,851 Interbank borrowings 2,257,226 — — 1,493,590 368 8 — — — 47,767 19 3,798,978 Debt intruments issued 835,960 3,729,873 — 122,733 — — — — — 435,259 — 5,123,825 Other financial obligations 13,123 — — — — — — — — — — 13,123 Lease contracts liabilities 1,188 118,189 — 6,360 — — — — — 25,992 156 151,885 Non Financial liabilities 422,005 159,834 — 348,079 1,593 20 — 16,856 1,092 181,519 205 1,131,203 Cash in process of being cleared 82,289 — — 52,242 1,528 20 — 16,856 1,092 — 205 154,232 Issued regulatory capital financial instrument — — — — — — — — — — — — Provisions for contingencies 58,329 — — 810 — — — — — 62,874 — 122,013 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity — — — — — — — — — — — — Special provisions for credit risk 131,672 — — 5,777 — — — — — 42,408 — 179,857 Current taxes 602 — — — — — — — — 1,164 — 1,766 Deferred taxes — — — — — — — — — — — — Other liabilities 149,113 159,834 — 289,250 65 — — — — 75,073 — 673,335 Liabilities included in disposable groups for sale — — — — — — — — — — — Total liabilities 16,218,584 4,900,372 — 6,200,054 36,778 58 15 16,857 1,093 4,787,693 422 32,161,926 Assets (liabilities), net (3,415,000) 5,178,856 — 667,021 26,541 1,040 1 (14,895) 20 1,033,162 (1) 3,476,745

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 244 Note 47 - Management and Risk Report The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, establish adequate limits and controls, monitor risks and comply with limits. Risk management policies and risk management structures are periodically reviewed to reflect changes in the institution's activities. The Bank, through its rules and procedures, intends to develop an adequate control environment, in which all employees understand their functions and responsibilities. The main activities and policies of the Bank in terms of risk management are described below. (A) Risk Management Structure (i) Board of Directors In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the FMC. One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite. To this end, a governance structure has been created made up of various committees and internal standards. These committees and standards establish behavioral guidelines for the Bank's employees and help them perform their functions related to risk control and management. (ii) Audit Committee The Audit Committee is responsible for monitoring the control environment and the effectiveness and efficiency of the company's internal control systems as well as the compliance with regulations and internal standards, including oversight of the internal audit unit. The Audit Committee is also responsible for proposing to the Directors' Committee a list of external auditors and risk rating agencies for the Bank and subsidiaries. In addition, the Audit Committee shall be responsible for supervising the different aspects that have to do with the maintenance, application and operation of the Bank's internal controls, and shall be responsible also for closely monitoring compliance with the standards and procedures that govern its practice. It must also have a clear understanding of the risks that the Bank's business may pose to the institution and their mitigation. To establish a link with the Audit Committee, the Board of Directors will appoint at least two of its members to this Committee. These members must inform the Board of Directors of the situations and facts the Committee is dealing with, thus committing the responsibility of the Bank's directors, both in self-control policies that are established and practiced by the institution, as well as in the compliance with the legal and regulatory standards to which the Bank is subject. The Audit Committee must reinforce and support both the role of the Bank's Internal Audit (also called Internal Comptroller in the FMC regulations) and its independence from management, and act as a liaison and coordinator of the tasks between the internal audit and the external auditors, acting as a liaison between the latter and the Bank's Board of Directors.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 245 Note 47 - Risk Management, continued (iii) Directors' Committee The purpose of the Directors’ Committee is to make the self-regulation of the Bank and other entities within the scope of its competence stronger, thus making the performance of the Board of Directors more efficient by incorporating greater oversight over the activities carried out by management. It will also be responsible for adopting the necessary resolutions to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related party transactions. In its role as overseer of corporate activity, the Directors’ Committee must inform the market in the event of violations or major corporate events, as well as transactions that the company carries out with parties related to the controlling shareholder or takeovers in any form. (iv) Integral Risk Management Committee The objective of this Committee is to propose, and support the Board of Directors in, the definition of the risk appetite and the general policy framework that allows an adequate alignment with the Bank's global strategy. Oversee the correct identification, measurement and control of all risks, allocate capital to identified risks and meet regulatory requirements. (v) Assets and Liabilities Committee (ALCO) After the Board of Directors and its specialized committees, the Assets and Liabilities Committee (hereinafter, also "ALCO") is the highest body involved in the management of the institution's financial policies. The main objective of the Commission is to follow the financial guidelines established by the Board of Directors. In this regard, it must approve and supervise the financial strategies that guide the Bank in terms of the composition of its assets and liabilities, cash inflows and outflows, and transactions with financial instruments. It must ponder the various alternatives available to make decisions that ensure the highest and most sustainable profitability with financial risk levels compatible with the business, current regulations and internal standards. (vi) Anti-Money Laundering (AML) Committee The main purpose of this Committee is to plan and coordinate the activities of compliance with the policies and procedures for anti-money laundering and prevention of funding of terrorism, to pay attention to the work carried out by the Compliance Officer, in accordance with the applicable regulations in force, as well as to adopt agreements aimed at obtaining improvements to the prevention and control measures proposed by the Compliance Officer.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 246 Note 47 - Management and Risk Report, continued (vii) Senior Operational Risk Committee The purpose of this Committee is to identify, understand and evaluate the risks involved in the Bank's processes and businesses and to define operational risk management guidelines for the Bank and evaluate the results of the audit and compliance systems. It is also responsible for defining the operational risk management framework and the structure and policies for the identification, measurement, evaluation and monitoring of risk and business continuity. In addition, it reviews the follow-up and adequacy of regulatory commitments and emerging regulations. Evaluate the status of critical processes that are directly related to the Bank's operational risk, according to the current regulations of the Financial Market Commission, in order to detect and correct the deficiencies that may be affecting the Bank and ensure proper implementation of regulatory changes. The goal is to ensure that critical processes run under a control environment that allows the Bank to operate with stability and consistency, achieving the objectives consisting in confidentiality, integrity and availability of information resources. (viii) Ethics and Compliance Committee The main purpose of this Committee is to define, promote and ensure high standards of professional and personal excellence in the behavior of all Itaú Corpbanca employees, its local subsidiaries, and the representation office in Peru (the "Representation Office"). This Committee must always be guided by corporate principles and values that reflect Itaú Corpbanca´s vision, philosophy and good business practices. The Committee must evaluate, and make decisions on, issues of conduct and ethics in business and operations. Monitor and examine compliance with policies and procedures related to the ethical conduct of the Bank's employees and suppliers. Also, ensure the application of the Regulatory Compliance Model within the framework of the definitions established by this Committee; pay attention to the work performed by the Compliance Officer and the AML in these matters; and make agreements to obtain improvements to the control measures proposed by the Compliance Officer. The Committee must promote, and may request, information from the international units, through the Compliance & AML Sub-Management, on the matters discussed herein, in order to align the ethical and regulatory standards across the Itaú Corpbanca Group entities. (ix) Senior Capital Management Commission The Senior Capital Management Commission was created to assist the Board of Directors and the Bank's management in the evaluation and management of market and liquidity risks, earnings, and capital adequacy, in accordance with the economic principles and standards established in local regulations, and in Basel I, II and III as applicable, in order to provide oversight and management of market and liquidity risks, accounting management and capital principles, to review the effectiveness of risk and capital policies and limits, and to review compliance with risk, liquidity and capital policies and procedures in the company.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 247 Note 47 - Management and Risk Report, continued (x) Senior Credit Commission The purpose of this Commission is to resolve the transactions and matters submitted to its knowledge, under the defined limits and procedures, ensuring the application of and compliance with the current credit risk policies defined by Itaú Corpbanca (the "Bank"). (xi) Senior Wholesale Credit Commission The objective of the Senior Wholesale Credit Commission is to monitor the evolution of the Bank's wholesale portfolios in terms of their risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. Analyze the behavior of the wholesale portfolio, delinquency, cost of credit, industry or economic groups oncentrations and watchlist. Evaluate debt collection management and strategy, collateral structure and market benchmarks. Discuss and propose credit and credit appetite policies for the wholesale segment. Identify emerging portfolio risks and prioritize mitigation initiatives. (xii) Senior Retail Credit Commission The objective of the Higher Retail Credit Commission is to monitor the evolution of the Bank's retail portfolio in terms of its risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. In this regard, the Commission must consider in its analysis the competition, the movements of the most relevant players and the main risks that may affect portfolio management, as well as the projects that have an impact on this matter. (xiii) Model Evaluation Technical Commission The purpose of this Commission is to analyze and propose the credit risk, financial risk and operational risk management models according to the different levels determined by the Models Policy. (xiv) Internal Audit Corporate Management The main function of Internal Audit is to assist the Board of Directors and Senior Management by independently evaluating the maintenance, implementation and proper operation of the Bank's internal control system, which also involves the oversight of compliance with standards and procedures. (xv) Code of Conduct and Market Information Manual Our clients’ trust is critical to our success. Therefore, all employees and directors must strive to preserve this trust by strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 248 Note 47 - Management and Risk Report, continued (B) Main Risks and Requirements Affecting the Bank and its Subsidiaries: (i) Credit Risk Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank. The Bank's main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed. Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position. . The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management. Credit Risk Management The Bank's credit commissions are responsible for managing the Bank's credit risk through: - Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant. - Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level. - Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits. - Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc. - Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit. - Develop and maintain the Bank's risk classification to categorize exposures according to the degree of default risk. The degrees of risk are subject to periodic review. - Develop and maintain the Bank's processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL. - Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure ECL. - Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 249 Note 47 - Management and Risk Report, continued Credit Quality The following table offers an analysis of the gross amount in arrears in books of loans and advances to customers by maturity: Balances as of December 31, 2022 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 284,090 133,044 388,894 806,028 Mortgage loans 153,414 66,640 72,371 292,425 Consumer loans 135,619 83,905 64,235 283,759 Total 573,123 283,589 525,500 1,382,212 Balances as of December 31, 2021 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 203,652 99,392 349,110 652,154 Mortgage loans 119,878 42,861 66,603 229,342 Consumer loans 114,498 55,916 41,982 212,396 Total 438,028 198,169 457,695 1,093,892

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 250 Note 47 - Management and Risk Report, continued Maximum Exposure to Credit Risk For financial assets recognized in the Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called. The following table shows the Bank's maximum exposure to credit risk per financial asset as of December 31, 2022 and 2021 and January 1, 2021, for different balance sheet items, including derivatives, without deducting collateral or other credit enhancements received: As of As of As of December 31, December 31, January 1, 2022 2021 2021 Exposure Exposure Exposure MCh$ MCh$ MCh$ Financial assets to be traded at fair value through profit or loss Financial derivative contracts 3,617,792 2,897,802 3,676,329 Debt financial instruments 370,554 291,145 544,057 Other financial instruments for trading 47,598 46,204 41,638 Financial assets not held for trading compulsorily valued at fair value through profit or loss 53,206 — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,575,931 2,875,989 3,964,163 Financial derivative contracts and hedge accounting 138,548 83,123 306,471 Financial assets measured at amortized cost Rights for repurchase agreements and securities loans 162,774 604,807 104,102 Debt financial instruments 1,181,484 952,291 103,736 Interbank loans 45,636 80,554 7,115 Loans and accounts receivable from customers - Commercial 16,465,960 15,686,358 14,827,894 Loans and accounts receivable from customers - Mortgage 7,040,103 6,240,909 5,267,924 Loans and accounts receivable from customers - Consumer 3,121,162 2,826,869 2,493,253 Off-Balance Sheet Assets Contingent loans Guarantees and bonds 603,177 552,340 437,396 Letters of credit for merchandise circulation operations 153,764 2,756 2,207 Transactions related to contingent events 1,954,387 1,800,785 1,407,102 Available lines of credit — — — Other loan commitments 601,476 715,621 754,375 Lines of credit of free disposal of immediate cancellation 4,757,552 4,496,446 2,656,219 Debt purchase commitments in local currency abroad 8,950 291,975 136,561 Other contingent loans — — — Total 43,900,054 40,445,974 36,730,542 The following is a summary of the provisions for loan losses: As of December 31, As of December 31, As of January 1, 2022 2021 2021 MCh$ MCh$ MCh$ Loans and accounts receivable at amortized cost (723,437) (793,695) (903,802) Interbank loans (805) (353) (16) Provisions for contingent loan risks (42,677) (38,252) (36,937) Total provisions (766,919) (832,300) (940,755)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 251 Note 47 - Management and Risk Report, continued The following table shows the concentration of credit risk by sector for financial assets: As of December 31, 2022 As of December 31, 2021 Maximum grossMaximum net Maximum grossMaximum net exposure exposure exposure exposure (1) MCh$ MCh$ % MCh$ MCh$ % Agriculture and Livestock 473,367 461,226 1.78% 485,292 468,518 1.96% Fruit growing 83,565 81,649 0.31% 61,774 60,416 0.25% Forestry 38,178 37,342 0.14% 42,280 41,108 0.17% Fishing 57,713 55,551 0.22% 19,273 18,374 0.08% Mining 353,997 350,880 1.33% 362,367 356,073 1.46% Oil and natural gas 105,066 102,930 0.39% 30,376 28,418 0.12% Product manufacturing industry: 1,912,563 1,867,788 7.18% 1,651,680 1,598,125 6.67% Food, beverages and tobacco 577,034 560,815 2.17% 514,701 497,114 2.08% Textile, leather and footwear 85,467 80,700 0.32% 92,545 86,281 0.37% Wood and furniture 105,660 104,405 0.40% 110,386 108,174 0.45% Pulp, paper and printing 87,765 85,106 0.33% 107,784 104,525 0.44% Chemicals and petroleum products 496,404 486,912 1.86% 440,088 429,121 1.78% Metals, non-metals, machinery, and other 560,233 549,850 2.10% 386,176 372,910 1.56% Electricity, gas and water 717,706 694,173 2.70% 964,525 895,892 3.90% Residential construction 1,060,622 1,041,264 3.98% 1,042,617 1,021,927 4.21% Non-mortgage construction (office, civil works) 1,190,587 1,171,312 4.47% 1,212,923 1,192,426 4.90% Wholesale trade 1,554,863 1,506,542 5.84% 1,259,064 1,219,704 5.09% Retail trade, restaurants and hotels 1,008,663 919,698 3.79% 1,022,999 907,970 4.13% Transport and storage 1,069,962 1,052,044 4.02% 1,128,697 1,073,365 4.56% Telecommunications 115,748 112,269 0.43% 107,200 102,959 0.43% Financial services 1,531,384 1,508,154 5.75% 1,529,315 1,496,440 6.18% Business services 134,183 132,779 0.50% 112,127 110,561 0.45% Real estate services 2,661,018 2,581,747 9.99% 2,126,134 2,056,066 8.59% Student loans 561,323 541,770 2.11% 563,461 545,299 2.28% Public administration, defense and police 82,047 81,361 0.31% 116,963 115,384 0.47% Social and other community services 1,731,222 1,684,639 6.50% 1,819,854 1,771,572 7.35% Personal services 22,183 20,597 0.08% 27,437 24,917 0.11% Subtotal commercial loans 16,465,960 16,005,715 61.84% 15,686,358 15,105,514 63.37% Mortgage loans 7,040,103 6,993,090 11.72% 6,240,910 6,194,060 25.21% Consumer loans 3,121,162 2,904,982 26.44% 2,826,869 2,656,404 11.42% Total 26,627,225 25,903,787 100.00% 24,754,137 23,955,978 100.00%

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 252 Note 47 - Management and Risk Report, continued Guarantees and Other Credit Enhancements In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure. The main types of guarantees provided by customers are as follows: For loans to companies, the main guarantees are: For loans to individuals, the main guarantees are: - Agricultural land - Mortgage - Machinery and/or equipment - Parcels or urban land - Ships and maritime aircraft - Vehicles - Buildings for specific purposes under construction - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other guarantees The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets). The procedures used for the valuation of the guarantees are carried out in accordance with the best market practices, which include the use of appraisals in real estate guarantees, market price in stock securities, value of shares in an investment fund, etc. All collateral received must be properly legalized and registered in the corresponding registry. On the other hand, financial derivative operations are guaranteed by guarantee agreements, which are deposited or transferred by a third party in favor of the other, these can be in cash or in financial instruments, and reduce the counter party's credit risk. Credit limits of debtors related to the property or bank management According to the provisions of article 84 No. 2 of the GBL and chapter 12-4 of the RAN, the Bank must bear in mind that: • The set of credits granted to a group of related persons may not exceed 5% of the effective equity of the bank, this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of these credits granted by a bank exceed the amount of its effective equity. • These loans shall not be granted under more favorable terms in connection with term, interest rates or guarantees than those granted to third parties in similar transactions. • The relationship of a person with the Bank occurs when they have direct, indirect or through third party participation in the property of the Bank, participate in the management or it is presumed that there is relationship as long as sufficient background information is not presented to eliminate that presumption.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 253 Note 47 - Management and Risk Report, continued It will be understood that the same group of people related to the Bank is made up of all those natural and legal persons that can exert significant and permanent influence on the decisions of the other, there is a presumption that the credits granted to one person will be used for the benefit of another or the founded presumption that people maintain a relationship and form a unit of economic interest. • Subsidiaries, business support companies and associates constitute companies related to a bank. • Guarantees on movable or immovable property, or any other property legitimately susceptible of being received as collateral, constitute valid guarantees. As of December 31, 2022 and 2021 and January 1, 2021, the credit limit to debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the RAN are the following: As of December 31, As of December 31, As of January 01, 2022 2021 2021 MCh$ % MCh$ % MCh$ % Global limit to groups of related people(1) 4,124,830 3,992,124 3,104,306 Use of the global limit for loans granted to groups of people related to the bank 89,467 2.17 169,651 4.25 309,317 9.96 (1) Corresponds to effective equity ii) Financial Risk • Market Risk Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed: • Currency Risk Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are: • Positions in foreign currency (MX) within the attributions of the Trading Book. • Currency mismatches between the assets and liabilities of the Banking Book. • Currency flow mismatches.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 254 Note 47 - Management and Risk Report, continued • Inflation and Other Indexes Adjustments Risk The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics. • Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value. The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used. • Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. • Liquidity Risk Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables: • The liquidation of positions, when it so decides, to occur without significant losses.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 255 Note 47 - Management and Risk Report, continued • The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates. • The Bank to avoid fines or regulatory penalties for not complying with regulations. Regulatory measurement of adjusted liquidity mismatch The mismatch of consolidated terms at 7, 15, 30 and 90 days, for December 31, 2022 and 2021 and January 1, 2021 is as follows: As of December 31, 2022 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 5,575,192 7,416,516 8,245,225 10,318,804 Expenses (5,381,869) (6,519,564) (8,502,179) (12,214,236) Income (expenses), net 193,323 896,952 (256,954) (1,895,432) As of December 31, 2022 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,838,307 1,942,514 2,249,355 2,834,857 Expenses (1,582,077) (2,007,724) (2,675,476) (3,656,945) Income (expenses), net 256,230 (65,210) (426,121) (822,088) As of December 31, 2021 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 5,412,343 6,443,445 7,068,401 8,510,933 Expenses (5,340,005) (6,307,508) (8,036,960) (11,752,718) Income (expenses), net 72,338 135,937 (968,559) (3,241,785) As of December 31, 2021 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 2,277,446 2,372,835 2,626,841 3,108,831 Expenses (1,170,354) (1,493,094) (2,096,656) (3,373,244) Income (expenses), net 1,107,092 879,741 530,185 (264,413)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 256 Note 47 - Management and Risk Report, continued As of 01 January, 2021 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 4,745,867 5,623,220 6,544,895 8,705,176 Expenses (4,853,519) (6,159,798) (7,859,854) (11,088,752) Income (expenses), net (107,652) (536,578) (1,314,959) (2,383,576) As of 01 January, 2021 Net position 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,842,572 1,920,788 2,111,423 2,562,740 Expenses (1,074,818) (1,352,168) (1,814,211) (2,735,898) Income (expenses), net 767,754 568,620 297,212 (173,158) The contractual maturities (Capital plus interest) as of December 31, 2022 and 2021 and January 1, 2021, are as follows: As of December 31, 2022 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 4,527,228 5,332,089 3,040,217 3,762,908 5,381,535 2,212,292 5,895,498 30,151,767 Financial liabilities to be traded at fair value through profit or loss — 197,070 147,865 457,656 709,797 516,504 1,237,293 3,266,185 Financial liabilities designated at fair value through profit or loss — — — — — — — — Financial derivative contracts and hedge accounting — — 97,023 18,636 4,260 23,256 58,361 201,536 Financial liabilities at amortized cost 4,527,228 5,120,446 2,783,472 3,269,070 4,624,383 1,646,069 3,555,924 25,526,592 Obligations for lease contracts — 1,885 5,111 13,514 35,797 19,165 11,129 86,601 Issued regulatory capital financial instruments — 12,688 6,746 4,032 7,298 7,298 1,032,791 1,070,853 As of December 31, 2021 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 8,546,485 5,052,252 3,161,993 4,728,835 4,908,758 2,042,716 5,330,299 33,771,338 Financial liabilities to be traded at fair value through profit or loss — 66,217 146,880 326,687 621,017 591,071 1,013,034 2,764,906 Financial liabilities designated at fair value through profit or loss — — — — — — — — Financial derivative contracts and hedge accounting — 11,403 41,481 47,696 42,726 4,313 32,773 180,392 Financial liabilities at amortized cost 8,546,485 4,960,862 2,963,431 4,330,390 4,202,816 1,417,035 3,349,766 29,770,785 Obligations for lease contracts — 2,599 4,261 14,900 35,743 23,841 17,766 99,110 Issued regulatory capital financial instruments — 11,171 5,940 9,162 6,456 6,456 916,960 956,145

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 257 Note 47 - Management and Risk Report, continued As of January 1, 2021 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 7,164,971 5,222,814 3,094,202 4,981,920 3,197,585 4,301,865 6,264,144 34,227,501 Financial liabilities to be traded at fair value through profit or loss — 147,869 162,038 278,962 651,537 855,232 1,437,656 3,533,294 Financial liabilities designated at fair value through profit or loss — — — — — — — — Financial derivative contracts and hedge accounting — 23,837 46,397 12,307 27,874 (641) 32,253 142,027 Financial liabilities at amortized cost 7,164,971 5,038,733 2,874,695 4,647,321 2,395,350 3,338,298 3,531,373 28,990,741 Obligations for lease contracts — 2,135 4,182 17,939 43,391 35,253 29,420 132,320 Issued regulatory capital financial instruments — 10,240 6,890 25,391 79,433 73,723 1,233,442 1,429,119 The volume of liquid assets as of December 31, 2022 and 2021 and January 1, 2021, is as follows: As of December 31, As of December 31, As of January 01, Liquid assets (consolidated balance) 2022 2021 2021 MCh$ MCh$ MCh$ Level 1 4,089,366 3,871,805 3,763,152 Level 2 — — 30 Other 4,632,812 3,963,422 5,352,699 Total 8,722,178 7,835,227 9,115,881

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 258 Note 47 - Management and Risk Report, continued The composition of the main sources of financing of liquid assets as of December 31, 2022 and 2021 and January 1, 2021, is as follows: As of December 31, As of December 31, As of January 01, Main sources of individual financing 2022 2021 2021 MCh$ MCh$ MCh$ Deposits and other obligations on demand 11.67% 16.90% 14.18% Transactions with Settlement in Progress 1.41% 1.50% 0.56% Repurchase Agreements and Securities Loans 0.89% 0.75% 1.44% Deposits and Other Term Collections 34.67% 30.98% 35.93% Term Savings Accounts 0.00% 0.00% 0.00% Obligations with Banks 12.84% 15.03% 12.21% Debt Instruments Issued 22.25% 21.09% 19.70% Other financial liabilities 16.26% 13.75% 15.98% Total 100% 100% 100% As of December 31, As of December 31, As of January 01, Main sources of consolidated financing 2022 2021 2021 MCh$ MCh$ MCh$ Deposits and other obligations on demand 10.94% 15.94% 13.61% Transactions with Settlement in Progress 1.47% 1.55% 0.58% Repurchase Agreements and Securities Loans 0.65% 0.62% 1.13% Deposits and Other Term Collections 34.95% 31.14% 36.51% Term Savings Accounts 0.00% 0.00% 0.00% Obligations with Banks 13.20% 14.74% 11.41% Debt Instruments Issued 23.25% 21.88% 20.35% Other financial liabilities 15.54% 14.13% 16.41% Total 100% 100% 100% The liquidity coverage ratio as of December 31, 2022 and 2021 and January 1, 2021, is as follows: As of December 31, Liquidity Coverage Ratio 2022 2021% % NSFR 114,50 109,70 LCR 219,48 243,06

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 259 Note 47 - Management and Risk Report, continued Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages: • Financial Risks Identification The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation/ modification of products. • Quantification and Control of Exposure to Financial Risk Once all the risks have been identified, the Financial Risk Management is responsible for the quantification of the financial risk factors and the establishment of limits at different levels, according to the risk defined by the Board of Directors and the applicable regulations. The Financial Risk Management proposes a framework of quantitative and qualitative limits and alerts that are reviewed and approved by the ALCO and the Board of Directors. Additionally, it periodically measures the risk incurred, develops valuation tools and models, performs periodic stress analyses, measures the degree of concentration with interbank counterparties, prepares the manual of policies and procedures, as well as monitoring authorized limits and alerts, which are reviewed at least annually. The metrics, by type of risk, used to quantify exposures are explained below: • Market Risk Metrics and Limits for the Trading and Banking Portfolio The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the FMC in Chapter 12-21 of the RAN, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books. The regulatory measurements of the trading book allow estimating the potential loss that the Bank could face given the fluctuations according to the shocks defined by the regulator. The regulatory limit corresponds to the sum of these risks (also called Market Risk Exposure “MRE”) and 10% of the Assets Weighted by Credit Risk, a sum that cannot exceed the Bank's Effective Equity in any case.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 260 Note 47 - Management and Risk Report, continued The Bank must permanently observe these limits and report them to the FMC, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad. Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of December 31, 2022 and 2021. Limit consumption As of December 31, 2022 2021% % Market risk exposure (MRE) 58,66 65,63 The regulatory risk measurement for the Banking Portfolio is used to estimate the Bank's potential losses due to standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking Portfolio is used to estimate the Bank's potential economic losses due to standardized adverse movements in interest rates defined by the FMC. Currently, the short-term exposure limits (STE) to interest rate and indexation risk in the Banking Portfolio must not exceed 35% of the annual operating income (LTM rolling period) and the consumption of long-term limits (LTE) must be less than 20% of the Bank's regulatory capital. The following table details the consumption of the regulatory limit for market risk, considered as the % of limit to be calculated based on the standards indicated above, specifically for the Banking Portfolio as of December 31, 2022 and 2021. Limit consumption As of December 31, 2022 2021% % Short-term exposure to interest rate risk 32.62 47.21 Long-term exposure to interest rate risk 6.45 23.21 As of December 31, 2022 and 2021 and January 1, 2021, the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as the capital adequacy ratio weighted by risk, exposure to a single borrower, aggregate exposure, concentration risk, equity-to-asset ratio, provision coverage ratio, among others. Value at Risk (VaR) • Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 261 Note 47 - Management and Risk Report, continued • Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VAR. The Bank calculates the VaR for sub-portfolios and risk factors, which allows it to quickly detect sources of risk. Since the VaR does not take into account stress scenarios, it is complemented with stress tests taking into account prospective, historical and standardized scenarios. Although the VAR is one of the most frequently used models by the local financial industry, and considering that it is a model, as such it has limitations that must be considered: • It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR. That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below. • It does not consider intraday results, but only reflects the potential loss given current positions. • It does not take into account the potential changes in the dynamics of the movements of the market variables (that is, the possible changes in the variance and covariance matrix). Sensitivity measures The Bank uses stress tests as a sensitivity analysis tool to control financial risk. This measurement is performed separately for the trading and banking portfolios. The sensitivity is estimated using the DV01 indicator, which corresponds to a measure of sensitivity of the portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. In accordance with IFRS 7, it in presented an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implied volatilities (market factors) that would affect the trading and banking portfolios. The fluctuations in market factors correspond to highly probable scenarios chosen from a set of scenarios agreed on the basis of the opinion of specialists in economics and financial risk and traders. To estimate the sensitivity, the sensitivity (DV01) and the reasonably probable scenarios are multiplied by the market factor.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 262 Note 47 - Management and Risk Report, continued Interest rate scenarios - Chile (basis points - 0.01%) The interest rate shock scenarios on income accounting average +119 basis points in the case of the CLP and CLF factor (both chamber and government index), and -102 basis points for US dollar factors. In the case of interest rate shock associated with fair value accounting in other comprehensive income, this shock averages -128 basis points in the case of the CLF chamber factor, and +112 basis points for the rest of the yields). Interest rate scenarios Colombia (basis points - 0.01%) The interest rate shock scenarios on income accounting average +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor. In the case of interest rate shocks associated with fair value accounting in other comprehensive income, the shock also averages +58 basis points in the case of the UVR factor and US dollar yield, and +153 basis points for the COP risk-free factor. Chile exchange rate scenarios As of December 31, 2022 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of -24,75% in the Chilean peso vs US dollar exchange rate, and a change of -7,23% in the COP vs US dollar exchange rate. As of December 31, 2021 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +9,66% in the Chilean peso vs US dollar exchange rate, and a change of +7,81% in the COP vs US dollar exchange rate.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 263 Note 47 - Management and Risk Report, continued Colombia exchange rate scenarios As of December 31, 2022 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +5,64% in the COP vs US dollar exchange rate. As of December 31, 2021 for the exchange rate impact scenarios, in results, in fair value accounting in other comprehensive income, and in equity, the worst case shock would imply a change of +6,78% in the COP vs US dollar exchange rate. Impact on P&L derived from the sensitivity analysis The following table presents the impact of the movements or reasonably probable scenarios explained above applied to the positions of the Trading Portfolio that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of December 31, 2022 and 2021. As of December 31 Potential impact on P&L 2022 2021 MCh$ MCh$ CLP rate risk (12,333) (1,679) Derivatives (12,333) (1,679) Debt instruments — — CLF rate risk (3,648) (7,248) Derivatives (3,648) (7,248) Debt instruments — — COP rate risk 12,267 829 Derivatives 12,267 5,469 Debt instruments — (4,640) UVR rate risk 8 (30,766) Derivatives 8 — Debt instruments — (30,766) USD rate risk (4,203) (12,000) Risk rate other currencies (35) (16) Total rate risk (7,944) (50,880) Exchange rate risk (1,626) 7 Risk options 3 5 Total impact (9,567) (50,868)

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 264 Note 47 - Management and Risk Report, continued The impact on the margin of reasonably possible movements or scenarios on positions in the Accrual accounting banking book at the end of December 2022 and 2021 is presented below. As of December 31, As of December 31, Potential Impact on Accrual Accounting 2022 2021 Interest rate shock sensitivity impact 10,488 (16,349) The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months. Impact on net equity derived from the sensitivity analysis As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table: Potential impact on FVTOCI As of December 31, 2022 As of December 31, 2021 Potential impact on FVTOCI DV01 (+1 bp) Impact of interest change intereses DV01 (+1 bp) Impact of interest change intereses USD MUSD MCh$ USD MUSD MCh$ CLP (82,235) (12.43) (10,635) (73,433) (6.99) (5,897) CLF 38,676 (9.30) (7,958) 43,232 (33.24) (28,055) COP (25,265) (4.15) (4,186) (65,627) (5.36) (4,525) UVR (25,947) (2.53) (2,553) (83,203) (6.96) (5,875) USD (68,562) (5.94) (5,032) (80,331) (8.64) (6,797) Other — — — — — — Total impact of interest rates (163,333) (34.35) (30,364) (259,362) (61.19) (51,149) Impact due to changes in prices Exchange rate As of December 31, 2022 As of December 31, 2021 US$ MCh$ US$ MCh$ USD (31.19) (26,689) 145.47 122,874 COP (36.71) (31,419) — — Total exchange rate risk (67.90) (58,108) 145.47 122,874 Total impact (102.25) (88,472) 84.28 71,725

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 265 Note 47 - Management and Risk Report, continued Hedge The Bank uses a variety of hedging strategies and instruments to manage the risks generated in the trading book and bank. In the case where the hedging instrument is subject to an accounting treatment different from the exposure of the underlying object of coverage, the Bank may use the accounting hedge treatment to eliminate the accounting asymmetries that could generate undue volatility in the results and/or Bank assets. The use of accounting hedges is subject to the limits defined by the Board of Directors, to the definitions of the Assets and Liabilities Committee (ALCO) and to the Hedging Policy. The Treasury is responsible for designing and implementing the strategies, the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating effectiveness indicators that are constantly monitored, and the Financial Control Management is responsible for qualifying adequate regulatory compliance. In the case of accounting hedges (For more details on accounting hedge strategies, review Note 12 “Derivative contracts for accounting hedges”). Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputation. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Control, and the area of AML and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: • Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 266 Note 47 - Management and Risk Report, continued • Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions; • Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; • Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees. Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant. Below are the net losses for the period due to operational risk events as of December 31, 2022 and 2021: As of December 31, 2022 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 3,402 — 3,402 External fraud 10,108 2,763 7,345 Labor practices and safety in the business 772 64 708 Customers, products and business practices 15 — 15 Damage to physical assets 95 — 95 Business interruption and system failures 296 1 295 Execution, delivery and process management 4,409 289 4,120 Total 19,097 3,117 15,980 As of December 31, 2021 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 35 69 (34) External fraud 6,278 1,682 4,596 Labor practices and safety in the business 322 46 276 Customers, products and business practices — — — Damage to physical assets 104 85 19 Business interruption and system failures 2,039 22 2,017 Execution, delivery and process management 3,150 90 3,060 Total 11,928 1,994 9,934

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 267 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended December 31, 2022 and 2021, the Bank has fully complied with the capital requirements. In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "GBL"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN"). The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2023, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025. Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk". All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN. Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. Finally, on March 30, 2022, the Financial Market Commission informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level. The Board of the FMC, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Itaú Corpbanca's rating as systemically important, determining in this regard a basic capital requirement on risk-weighted assets of 1%, in addition to the general minimum requirement of the article 66 of the GBL. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No. 21,130, the assigned position must be constituted by 25% no later than December 1, 2022. In accordance with the General Banking Law (GBL), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the GBL, In addition to the above, it must maintain an additional core capital equivalent to 0,625% of its risk-weighted assets in accordance with article 66 bis of the General Banking Law, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions, However, as of the Bank's merger, the regulator determined that the resulting Bank's Cash Equity must consider an additional 2,0%, which in accordance with the transitory provisions of RAN 12-14 “Application of article 35 BIS of the General Banking Law” must be constituted in 75% as of December 1, 2021, Therefore, the Bank must maintain a minimum ratio of Capital Stock to Risk-Weighted Consolidated Assets of 10,13%, For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 268 Note 48 - Information on regulatory capital and capital adequacy indicators, continued This way, the capital requirement determined as the minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets is composed considering the regulatory minimum of 8% (article 66 General Banking Law), 25% of the Additional Core Capital of 2,5% determined by article 66 bis of the General Banking Law, equivalent to 0,625% and 75% of the Additional Cash Equity of 2,0% determined by article 35 bis of the General Banking Law and the transitory provisions of RAN 12-14 equivalent to 1,5%, totaling 10,125%, For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN. a) Total assets, risk-weighted assets and components of effective equity are detailed below: Note Total assets, risk-weighted Global consolidated Local consolidated Global consolidated Local consolidated assets and components of effective equity As of December 31, As of December 31, Item No according to Basel III -Item Description Note 2022 2021 MCh$ MCh$ MCh$ MCh$ 1 Total assets according to the statement of financial position 36,747,959 32,086,351 34,842,124 28,800,249 2 Investment in subsidiaries that are not consolidated a — 491,662 — 498,491 3 Assets discounted from regulatory capital, other than item 2 b 962,897 858,694 1,003,882 890,842 4 Credit Equivalents c 1,052,333 995,512 980,163 921,251 5 Contingent loans d 2,366,109 1,842,824 2,315,141 1,758,193 6 Assets generated by brokering financial instruments e 18,463 18,463 24,428 24,428 7 = (1-2-3+4+5-6) Total assets for regulatory purposes 39,185,041 33,555,868 37,109,118 30,065,932 8.a Assets weighted by credit risk, estimated according to the standard methodology (APRC) f 22,354,442 18,508,153 21,016,722 16,292,489 8.b Assets weighted by credit risk, estimated according to the internal methodology (APRC f — — — — 9 Market Risk-Weighted Assets (MRWA)) g 1,968,720 1,888,122 1,873,952 1,789,693 10 Operational risk weighted assets h 2,465,791 1,917,714 1,990,014 1,348,856 11.a = (8.a/8.b+9+10) Risk-Weighted Assets (RWA) 26,788,953 22,313,989 24,880,688 19,431,038 11.b = (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA) — — — — 12 Owners' equity 3,320,109 3,320,109 3,277,800 3,277,800 13 Non controlling interest i 2,650 — 74,542 — 14 Goodwill j 492,512 492,512 492,512 492,512 15 Excess minority investments k — — — — 16 = (12+13-14-15) Common Equity Tier 1 Capital (CET1) 2,830,247 2,827,597 2,859,830 2,785,288 17 Additional deductions to ordinary capital level 1, other than item 2 l 39,553 31,591 — — 18 = (16-17-2) Common Equity Tier 1 (CET1) 2,790,694 2,304,344 2,859,830 2,286,797 19 Voluntary provisions (additional) imputed as additional capital level 1 (AT1) m — — — — 20 Subordinated bonds imputed as additional capital level 1 (AT1) m 133,945 111,570 248,807 194,310 21 Preferred shares allocated to additional tier 1 capital (AT1) — — — — 22 Bonds without a fixed term of maturity imputed to additional capital level 1 (AT1) — — — — 23 Discounts applied to AT1 l — — — — 24 = (19+20+21+22-23) Additional tier 1 capital (AT1) 133,945 111,570 248,807 194,310 25 = (18+24) Capital level 1 2,924,639 2,415,914 3,108,637 2,481,107 26 Voluntary provisions (additional) imputed as capital level 2 (T2) n 175,501 152,379 133,323 105,711 27 Subordinated bonds imputed as capital level 2 (T2) n 986,760 958,924 794,520 755,824 28 = (26+27) Capital level equivalent 2 (T2) 1,162,261 1,111,303 927,843 861,535 29 Discounts applied to T2 l — — — — 30 = (28-29) Capital level 2 (T2) 1,162,261 1,111,303 927,843 861,535 31 = (25+30) Effective equity p 4,086,900 3,527,217 4,036,480 3,342,642 32 Additional basic capital required for the constitution of the conservation buffer q 334,862 278,925 155,504 121,444 33 Additional basic capital required to set up the countercyclical buffer r — — — — 34 Additional basic capital required for banks qualified as systemic s 66,972 55,785 — — 35 Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2 — — — — a) Corresponds to the value of the investment in subsidiaries that are not consolidated, Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 269 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No, 3 of Chapter 21-30 of the RAN, Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description. c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No, 3 of Chapter 21-30 of the RAN. d) Corresponds to the contingent exposures as established in paragraph c) of title No, 3 of Chapter 21-30 of the RAN. e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No, 3 of Chapter 21-30 of the RAN. f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6, If the bank is not authorized to apply internal methodologies, it must report field 8,b with zero and add 8,a in field 11,a, If it has the authorization, it must add 8.b in 11.a. g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN. h) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-8 of the RAN. i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity. j) Assets corresponding to goodwill. k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity. l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN, Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row, In the case of AT1, discounts are applied directly if any. m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN. n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN. o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data. p) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21-12 of the RAN. r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN. s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN. t) Corresponds to balance sheet assets minus the amount of financial derivative contracts.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 270 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals). Global consolidated Local consolidated (i) Global consolidated Local consolidated (i) Item No Item Description Note As of December 31, 2022 As of December 31, 2021% % % % 1 Leverage Indicator (T1_I18/T1_I7) 7,12 6,87 7,71 7,61 1.a Leverage indicator that the bank must meet, considering the minimum requirements a 3,00 3,00 3,00 3,00 2 Basic capital indicator (T1_I18/T1_I11.b) 10,42 10,33 11,49 11,77 2.a Indicator of basic capital that the bank must meet, considering the minimum requirements a 4,75 4,75 4,50 4,50 2.b Capital buffer shortfall b — — — — 3 Tier 1 capital indicator (T1_I25/T1_I11.b) 10,92 10,83 12,49 12,77 3.a Indicator of capital level 1 that the bank must meet, considering the minimum requirements a 6,00 6,00 4,50 4,50 4 Effective equity indicator (T1_I31/T1_I11.b) 15,26 15,81 16,22 17,20 4.a Effective equity indicator that the bank must meet, considering the minimum requirements a 8,25 8,25 8,00 8,00 4.b Indicator of effective equity that the bank must comply with, considering the charge for articles 35 bis, if applicable c 9,25 9,25 9,50 9,50 4.c Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer b 10,50 10,50 10,13 10,13 5 Solvency rating d A A A A Regulatory compliance indicators for solvency 6 Voluntary provisions (additional) imputed in tier 2 capital (T2) in relation to APRC (T1_I26/(T1_I8.a or 8.b)) e 0,79 0,82 0,63 0,65 7 Subordinated bonds imputed in capital level 2 (T2) in relation to basic capital f 35,36 41,61 27,78 33,05 8 Tier 1 additional capital (AT1) in relation to basic capital (T1_I24/T1_I18) g 4,80 4,84 8,70 8,50 9 Voluntary provisions (additional) and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs ((T1_I19+T1_I20)/(T1_I11.b) h 0,50 0,50 1,00 1,00 a) In the case of leverage, the minimum level is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21- 30 of the RAN, In the case of basic capital, the bank must consider a limit of 4,5% of risk-weighted assets (RWA), In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital, In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the GBL, This value decreases to 1% if the capital paid is above 600,000 UF but less than 800,000 UF, In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital, Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement, Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the GBL for new banks b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN, This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above, In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the GBL, c) If the bank had a current effective equity requirement by article 35 bis of the GBL, it must report its value in this cell in accordance with the transitory provisions, d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law, e) Limit of 1,25%, if the bank uses standard methodologies (field T1_8,a), or 0,625% if the bank uses internal methodologies (field T1_8 8,b), in the estimate of the APRC, f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1, instruments according to Chapter 21-1 of the RAN, g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1), h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1,0% of the RWAs as of December 1, 2021, This value will decrease by 0,5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN, In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 271 Note 49 - Subsequent Events Extraordinary Shareholders’ Meeting The Extraordinary Shareholders’ Meeting of Itaú Corpbanca was held on January 19, 2023, at which the following main resolutions were adopted: (a) Amending (i) Article 1 of the Bylaws, in order to change the business name of the Bank to "BANCO ITAÚ CHILE", and to add the trade name "ITAÚ CHILE", maintaining the current "BANCO ITAÚ" and "ITAÚ” names; (ii) Article 9 of the Bylaws, in order to reduce the number of directors from eleven to seven; (ii) Article 9 of the Bylaws, to reduce the number of regular directors from eleven to seven; to reduce the number of alternate directors from two to one; and to modify the procedure for appointing replacement directors in case of vacancy; and (iii) Articles 12 and 21 of the Bylaws, regarding the procedure for calling Board meetings and electing its members. The aforementioned amendments will become effective as of the date of the resolution of the Financial Market Commission (the "FMC") approving the amendments to the by-laws agreed upon at the Meeting. The Bank’s Board of Directors shall call a Shareholders’ Meeting to be held within 60 days from the date of the FMC resolution approving the amendments, in order to elect the seven regular members and the alternate member of the Board. The members of the Board serving at the date of the resolution of the FMC approving the amendments will remain in their functions and the Board will operate with the quorums applicable prior to the amendments, until the Bank’s Shareholders’ Meeting called pursuant to the foregoing has elected the seven regular members and one alternate member of the Board of Directors; (b) Decreasing the number of shares in which the share capital is divided from 973,517,871,202 to 216,347,305, without modifying the Bank’s subscribed and paid-in capital amount (the “Reverse Stock Split”). Each of the Bank’s shareholders shall receive in exchange one new share for every 4,500 shares of the Bank held at midnight on the business day prior to the day on which the amendments to the Bank’s by-laws relating to the capital agreed at the Meeting become effective. Therefore, for each share held, the shareholder will receive 0.00022222222222222 new shares (the "Exchange Ratio"), which means that of the 216,347,305 new shares into which the share capital is divided, a backup package of 10,000 shares has been reserved, which is not considered in the numerical calculation of the Exchange Ratio (the "Backup Shares"). The Backup Shares will be used as a buffer to cover any possible shortage of shares that may occur and that will not be covered by the remainder generated by fractions of shares not assigned by application of the Exchange Ratio, all to comply with the provisions of the regulations in force so that no shareholder loses its status as such due to the exchange.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 272 Note 49 - Subsequent Events, continued Any shares remaining after completion of the exchange will be formally cancelled at an Extraordinary Shareholders’ Meeting that the Board of Directors shall call immediately following the next Ordinary Shareholders’ Meeting to be held after the date on which the exchange is completed. If, at the time of the share exchange, a number of backup shares in excess of 10,000 shares is ultimately required for any cause or reason, the Reverse Stock Split will be deemed to have failed and the Board of Directors - in addition to providing that this situation be reported by means of an Essential Event and adopting all other resolutions, formalities and actions required in connection with this matter - will call a new Extraordinary Shareholders’ Meeting to, among other matters that may be appropriate, annul the amendments to the Bank's bylaws relating to capital agreed at the Shareholders’ Meeting. At the date of the exchange, shareholders who hold a total number of shares in excess of 4,500 and other than a whole multiple of 4,500, shall be entitled to be compensated in cash by the Bank for any fraction of shares corresponding to them. For this purpose, a valuation criterion will be used that takes into account the highest of (i) the closing price of the stock transactions on the Santiago Stock Exchange on the day prior to the date of the share exchange and (ii) the weighted average price of the transactions registered in the Stock Exchanges during the period of 60 stock exchange business days between the 13th and 19th stock exchange business day prior to the date of the share exchange. As a result of the foregoing, it was agreed to amend Transitory Articles 5 and 1 of the Bylaws, relating to the share capital. The agreements referred to in this paragraph (b) shall become effective on the date on which the last of the following suspensive and copulative conditions are met: (i) that the FMC approves, via the appropriate resolution, the amendments to the bylaws approved at the Meeting; (ii) that the FMC register with the Securities Registry the 216,347 new shares to be issued pursuant to the approval of the Shareholders’ Meeting. (iii) that the country's Stock Exchanges record in their registries the date on which the material exchange of the new shares is to take place, after which the new shares may be traded in the local stock market, for which the Chief Executive Officer will formally inform said Stock Exchanges, with due notice and in the manner provided in the regulations issued for such purpose by the FMC; (c) Approving a new text of the Bank's Bylaws that replaces the current Bylaws completely, which includes the amendments to the Bylaws adopted at the Shareholders’ Meeting, and which also contains changes to adapt the Bylaws to legal amendments; and (d) Broadly empowering the Board of Directors and/or the Bank's Chief Executive Officer to resolve and implement all aspects, modalities, amendments, actions and details that may arise in connection with the resolutions adopted at the Meeting.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of December 31, 2022 and 2021 and January 1, 2021 and for the years ended December 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2022 273 Note 49 - Subsequent Events, continued Other In the year between January 1st, 2023 and the date of issuance of these Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them. Roxana Zamorano Gabriel Moura Financial Control Manager Chief Accounting Officer